As filed with the Securities and Exchange Commission on September 15, 2015.

Registration No. 333-206235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mauser Group B.V.1

(Exact Name of Registrant as Specified in its Charter)

The Netherlands	3412	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

De Boelelaan 7

1083 HJ Amsterdam

The Netherlands

+31205043800

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Hans-Peter Schaefer

498 E Mac Ewen

Osprey, FL 34229

(941) 966-5294

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Steven J. Slutzky, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Marc D. Jaffe, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[1]	The registrant is currently named “Mauser Group B.V.” Following the date of this prospectus, but prior to completion of this offering, the registrant will be converted to a Dutch public limited liability company and renamed “Mauser Group N.V.”

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

Subject to Completion.

Preliminary Prospectus dated September 15, 2015.

PROSPECTUS

             Shares

Mauser Group N.V.

Ordinary Shares

This is Mauser Group N.V’s initial public offering. We are selling              of our ordinary shares.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the ordinary shares. After pricing of the offering, we expect that the ordinary shares will trade on the New York Stock Exchange under the symbol “        .”

Currently, we are named Mauser Group B.V. and are a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands. Following the date of this prospectus, but prior to the completion of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap), and our name will be Mauser Group N.V.

Investing in the ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 177 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional              ordinary shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2015.

BofA Merrill Lynch		Citi
Credit Suisse

Baird	Deutsche Bank Securities	Jefferies

The date of this prospectus is                     , 2015.

We and the underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted.

i

MARKET AND INDUSTRY DATA

We operate in an industry in which it is difficult to obtain precise industry and market information. We have obtained certain market and competitive position data in this prospectus directly or indirectly from publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete. In addition, in many cases we have made statements in this prospectus regarding our industry and our competitive position in this industry based on our experience and our own investigation of market conditions. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

TRADEMARKS, SERVICE MARKS AND BRAND NAMES

We use various trademarks, service marks and brand names, such as MAUSER, NCG and INFINITY SERIES that we deem particularly important to the advertising activities and operation of our business, and some of these marks are registered in certain jurisdictions. This prospectus also may refer to the trademarks, service marks and brand names of other companies. All trademarks, service marks and brand names cited in this prospectus are the property of their respective holders.

SUPPLEMENTAL INFORMATION

Unless the context otherwise indicates or requires, as used in this prospectus, (i) the terms “we,” “our,” “us,” “Mauser” and the “Company,” when used in the context of (a) the period before the CD&R Acquisition (as defined herein) refer to Mauser Holding GmbH and its consolidated subsidiaries and (b) the period after the Acquisition refer to Mauser Group B.V. (or at any time after the conversion into a public company described below, to Mauser Group N.V.) and its consolidated subsidiaries, (ii) the term “issuer” refers to Mauser Group B.V. (or at any time after the conversion into a public company described below, to Mauser Group N.V.) exclusive of its subsidiaries, (iii) the term “Predecessor” refers to Mauser Holding GmbH and its consolidated subsidiaries, (iv) the term “Successor” refers to Mauser Group B.V. (or at any time after the conversion into a public company described below, to Mauser Group N.V.) and its consolidated subsidiaries, (v) the term “First Lien Dollar Credit Facility” refers to our $320 million senior first lien secured dollar denominated term loan facility, (vi) the term “First Lien Euro Credit Facility” refers to our €445 million senior first lien secured euro denominated term loan facility, (vii) the term “First Lien Revolving Credit Facility” refers to our €150 million senior first lien secured revolving facility, (viii) the term “First Lien Capex Credit Facility” refers to our €50 million senior first lien secured initial acquisition/capex loan facility, (ix) the term “Second Lien Credit Facility” refers to our $402 million senior second lien secured term loan facility, (x) the term “First Lien Credit Facility” refers to the First Lien Dollar Credit Facility, the First Lien Euro Credit Facility, the First Lien Revolving Credit Facility and the First Lien Capex Credit Facility, collectively, (xi) the term “Senior Credit Facilities” refers to the First Lien Credit Facility and the Second Lien Credit Facility, collectively, (xi) the term “MEP I” refers to our program established in 2007 for certain employees and members of management to purchase shares in shares in Mauser Holding GmbH, (xii) “MEP II” refers to our program established in 2010 for certain employees and members of management to purchase shares in shares in Mauser Holding GmbH, (xiii) “MPP” refers to our program established in 2014 for certain employees and executives to indirectly purchase shares in CD&R Millennium Holdco 1 S.à r.l. and (xiv) “management equity plans” refers to MEP I, MEP II and MPP, collectively and as in effect from time to time.

ii

When we refer to our “acquisitions,” we refer to any acquisition of an entity or the entry into new joint ventures where we have a controlling stake. When we refer to our “organic” growth, we refer to our growth (i) excluding the impact of all new acquisitions and dispositions made since the beginning of the prior year period for the periods presented and (ii) assuming a fixed currency exchange rate based on the exchange rate for the earlier period for the periods presented.

We are currently a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands named Mauser Group B.V. Following the date of this prospectus, but prior to the completion of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap), and our name will be Mauser Group N.V.

Our fiscal year ends on December 31, and references to “fiscal” when used in reference to any twelve-month period ended December 31, refer to our fiscal years ended December 31. Unless otherwise stated or unless the context otherwise requires, all financial and operating measures in this prospectus are presented as of or for the year ended December 31, 2014. Unless otherwise stated or unless the context otherwise requires, all financial and operating measures in this prospectus for the year ended December 31, 2014 reflect our pro forma results for the year ended December 31, 2014.

The term “IFRS” refers to International Financial Reporting Standards as adopted by the International Accounting Standards Board or “IASB”. The financial statements of the Successor and the Predecessor contained in this prospectus have been prepared on the basis of IFRS.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus, including the sections entitled “Risk Factors,” “—Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, before making an investment decision.

Our Company

Mauser is a leading global supplier of rigid packaging products and services for industrial use. We believe that we hold the number 1 or number 2 market position in the markets we serve based on revenue or capacity utilization in all of the categories of products and services we offer. The categories of products and services we provide represent an approximately €7 billion global market within the €15 billion global rigid industrial packaging industry, which management expects based on industry data to grow at a compound annual growth rate, or CAGR, of approximately 4.0% from 2014 through 2020. Our comprehensive product and service offering includes plastic, metal and fiber drums, intermediate bulk containers, or IBCs, and the collection, reconditioning and resale of used IBCs and plastic drums. We believe that this combination of products and services represents a differentiated business model and creates a unique value proposition that has allowed us to profitably (as measured by Adjusted EBITDA) grow faster than our end markets while generating significant cash, with Adjusted EBITDA efficiency (as defined herein) in excess of 70% in the year ended December 31, 2014. Our differentiated business model is based on a full lifecycle management approach whereby we develop and produce new containers with machinery that we design and build in-house and collect, recondition and resell used IBCs and plastic drums. Our pro forma revenue, pro forma Adjusted EBITDA and pro forma consolidated result for the year ended December 31, 2014 were €1,243.7 million (representing an increase of 8.5% from the year ended December 31, 2013), €162.1 million (representing an increase of 13.8% from the year ended December 31, 2013) and €(35.0) million, respectively. For a reconciliation of Adjusted EBITDA to consolidated result for the year, see note 4 under “—Summary Historical and Unaudited Pro Forma Financial Information.” As of December 31, 2014 we had €1,084.9 million of total debt outstanding. As of June 30, 2015 we had €1,224.0 million of total debt outstanding.

We serve over 7,000 customers, including large blue chip companies such as ADM, BASF, Bayer, Brenntag, Cargill, Chevron, Dow Chemical, Dow Corning, Evonik, Ecolab, ExxonMobil, Huntsman, Lubrizol, Momentive, Monsanto, Recofarma, Shell and Univar. We have low customer concentration with no single customer representing more than 6% of our revenue for the year ended December 31, 2014 and the top 20 customers accounting for only approximately 34% of revenue for the year ended December 31, 2014. We enjoy high customer loyalty and have had relationships with our top 20 customers averaging over 40 years with many of these customers purchasing from our entire product and service portfolio and across all of the geographies we serve.

To serve our customers, we currently operate 98 manufacturing facilities in 76 strategic locations across 18 countries. Many of our facilities are close in proximity to the factories of our major clients, enabling fast and cost-effective customer service. We believe that our global footprint, manufacturing expertise and over one hundred year history of innovation allow us to serve global customers on a local basis and produce uniform quality products worldwide that comply with strict regulations.

We have a diverse product and service mix measured by geography, product and end market, which is illustrated as a percentage of revenue for the year ended December 31, 2014 in the charts below.

By Geography	By Product and Service	By End Market

Our Differentiated Business Model and Unique Value Proposition

Our customers value environmentally sustainable products and partners that provide them with cost-effective packaging. Our lifecycle management approach addresses these needs through both the production of new containers as well as our ability to recondition and recycle used packaging. Our differentiated business model has allowed us to profitably (as measured by Adjusted EBITDA) grow our business while increasing our market share.

Our reconditioning services give our customers the option to have us collect used containers from them, including containers that were not produced by us. The used container is either washed or rebottled, depending on the quality of the returned container. In addition, we use recycled post-consumer resin, or PCR, from used containers that cannot be reconditioned as raw materials for our new products, including IBCs and plastic drums, rather than new and more expensive resin, which reduces our costs and drives incremental margin. By bundling new and reconditioned products we are able to offer our customers highly attractive cost alternatives. Our reconditioning business is our fastest growing, highest margin and highest return on capital segment.

We believe that our competitors would have difficulty replicating our full lifecycle management approach because reconditioning requires a large network, a significant number of permits that can be time consuming and expensive to obtain, significant intellectual property and technological expertise.

Our Products and Services

	IBC	Reconditioning Services	Plastic	Metal	Fiber

2014 Revenue % of total	€317m 24%	€190m 15%	€414m 31%	€346m 27%	€37m 3%

Historic Mauser Organic Volume Growth 2011—2014	8.6%	10.7%	4.0%	3.3%	2.9%

Global Positioning	#2	#1	#1	#2	#2

Product Portfolio	• Composite IBCs with HDPE bottle on either wood, plastic or steel composite pallets	• Worldwide network of collection and reconditioning services for IBCs and plastic drums	• Large drums (tight/open head) • Small drums/jerry cans • Specialty products	• Large drums • Small drums • Specialty products	• Fiber drums (lock ring drums, plastic liners for liquids)

End Markets	• Food and Beverage • Chemicals • Various intermediates for pharma / cosmetics	• Food and Beverage • Chemicals • Various intermediates for pharma / cosmetics	• Chemicals, lubricants, additives • Pharmaceuitical intermediaries • Food and Beverage • Oil derivatives, cleaner • Pesticides, herbicides	• Oil, paints, adhesives, textile colours, coatings, paper chemicals, dyes and pigments • Acids, lubricants, additives, pharma / cosmetics • Agrochemical products	• Chemicals, additives, hygenic markets • Food and Beverage • Pharma, cosmetics, intermediaries • Agriculture • Adhesives & sealants & rubber chemicals

Our Competitive Strengths

We believe a number of strengths differentiate us from our competitors, including:

Global leader in industrial packaging with broad product and service offering and strategic global footprint

We are a leading supplier of rigid packaging products and services for industrial use. We believe that we hold the number 1 or number 2 market position in the markets we serve based on revenue or capacity utilization in all of the categories of products and services we offer. We believe our leading market positions are a result of our global presence, breadth and standardization of products, value-added service offerings and our differentiated business model. Our product portfolio includes plastic, metal and fiber drums and IBCs. We also operate the world’s largest reconditioning services business for the collection and reconditioning of used IBCs and plastic drums. Further, proximity to customers is important, as we believe delivery and collection of rigid bulk containers beyond a radius of approximately 200 miles significantly increases transportation costs. This limits the ability of smaller competitors to service customers beyond their own regional markets and makes it difficult for them to replicate our global footprint without significant capital expenditures. As a result, we believe our footprint provides us with a significant competitive advantage.

End markets and products with attractive growth prospects

Since 2009, we estimate that the global market for rigid industrial packaging has consistently grown in excess of addressable market GDP, and we expect this trend to continue. Management estimates based on industry data that sales in the relevant rigid industrial packaging market grew at a CAGR of 4.0% from 2009 to 2014 compared to addressable market GDP growth at a CAGR of 3.0% over the same period. We estimate that our end markets will grow at CAGRs of 2.1% to 4.4% from 2014 to 2020 compared to projected addressable market GDP growth at a CAGR of 3.0%. We believe that our differentiated business model has allowed and will continue to allow us to grow faster than our end markets.

We also believe that our strong position in the IBC and reconditioning markets strategically positions us to take advantage of the relatively higher growth of these product segments. Management estimates based on industry data that IBC and reconditioning products have more than quintupled their share of the rigid industrial packaging market, measured by the volume of chemicals filled, from less than 5% in 1995 to more than 25% today. As a result, we believe that IBC and reconditioning products will continue to outgrow the overall market.

Differentiated business model drives competitive advantage

We believe our differentiated business model and lifecycle management approach provides us with a distinct and sustainable competitive advantage. We were an innovator in creating the reconditioning market and we currently operate the world’s largest reconditioning services network for IBCs with 35 facilities in 12 countries. Our competitors would have difficulty creating a similar network due to the significant time and cost that would be required to build a large network, obtain permits, develop products and services, and obtain intellectual property and technological expertise. In addition, we have acquired a significant number of customer relationships and employee knowledge that are important in the implementation of the lifecycle management approach through our acquisitions and it would be difficult for a competitor to develop similar relationships and knowledge. Accordingly, we believe that our differentiated business model will continue to drive market share gains across our product portfolio and will lead to attractive profit growth.

Longstanding global relationships with large and diversified blue chip customer base

We have a diverse and global customer base, serving over 7,000 customers at approximately 15,000 locations as of December 31, 2014. We have low customer concentration with no single customer representing more than 6% of revenue for the year ended December 31, 2014 and the top 20 customers accounting for only approximately 34% of revenue for the year ended December 31, 2014. Our customer base includes many leading global blue chip companies in the chemicals, petrochemicals / lubricants, food & beverage, agrochemicals, pharma / cosmetics and other end markets. We maintain strong relationships with our customers due to our ability to supply consistent, high quality products and services on a global scale. In addition, we believe that our customers appreciate our ability to develop customized products. As a result, we enjoy high customer loyalty and have had relationships with our top 20 customers averaging over 40 years. Many of our customers purchase from our entire product and service portfolio and across all of our geographies.

Focus on operational excellence

We have consistently demonstrated our ability to improve margins in our business through initiatives designed to achieve operational excellence. Since 2012, our management team has implemented several initiatives focused on supply chain improvements, savings on purchases, increased efficiency of our manufacturing process and targeted sales and marketing enhancements. For example, our Margin Acceleration Through Excellence initiative, or MAX, included optimizing raw material pass-through clauses in contracts, moving a substantial portion of our contracts from quarterly to monthly adjustments, optimizing product design and implementing sales initiatives focused on low margin customers. We also have established the Mauser Excellence Program, or MEP, which has included savings initiatives in sales and marketing, operations and purchasing and finance. In addition, our use of PCR from used containers that cannot be reconditioned for IBC pallets and plastic drums reduced our raw material costs for these products by approximately 50%. These operational excellence initiatives have contributed to our Adjusted EBITDA margin expansion of 1.3 percentage points from the year ended December 31, 2012 to the year ended December 31, 2014.

Strong growth, margin expansion and Adjusted EBITDA efficiency generation

From the year ended December 31, 2009 to the year ended December 31, 2014, our revenue has grown organically at a CAGR of 7.9% (8.9% including new acquisitions and dispositions). Since 2007, we have supplemented our organic growth with 28 acquisitions that were accretive to revenue and Adjusted EBITDA. From the year ended December 31, 2009 to the year ended December 31, 2014, Adjusted EBITDA has grown at a CAGR of 12.1%. Our focus on operational excellence, growth in higher margin products, continued sales efforts and disciplined expansion strategy, which is guided by strict near-term profitability and return requirements, has also led to increasing profitability with Adjusted EBITDA margins expanding from 11.3% in the year ended December 31, 2009 to 13.0% in the year ended December 31, 2014. Over the same time period, our consolidated result for the year has gone from €(24.1) million in the year ended December 31, 2009 to €(35.0) million in the year ended December 31, 2014.

We have also generated strong, consistent cash flows driven by efficient investment of capital, effective working capital control and operational discipline throughout the Company. A large proportion of our contracts include raw material cost pass-through clauses that allow us to pass fluctuations in key raw material prices on to our customers, ensuring stable earnings and cash flows. Our Adjusted EBITDA efficiency has averaged approximately 66% over the last seven years and has exceeded 70% for the year ended December 31, 2014.

Adjusted EBITDA (€ in millions) and Margin	Adjusted EBITDA less capital expenditures and disposition of fixed assets (€ in millions) and Adjusted EBITDA efficiency(1)

(1) Adjusted EBITDA efficiency is defined as Adjusted EBITDA less capital expenditures and disposition of fixed assets, divided by Adjusted EBITDA.

Proven track record of accretive acquisitions and disciplined capital deployment

We have a successful track record of identifying and acquiring complementary businesses at attractive valuations, integrating operations as well as customers into our global network and implementing cost savings initiatives. Since 2007, we have invested approximately €123 million, completing 28 transactions globally across various product segments, with a focus on the high growth areas of IBC and reconditioning. We believe we have generally been able to acquire smaller competitors at highly attractive pre-synergy valuation multiples and have created significant additional value through synergies from cost savings and cross-selling opportunities. We are often the partner of choice for smaller companies in the market due to our global market positions and reputation for producing quality products.

Entrepreneurial management team has reshaped the business portfolio and improved profitability

Our seasoned and entrepreneurial senior management team has a proven track record of success at the strategic, financial and operating levels. They average more than 20 years of industry experience and have significant knowledge in operating businesses and integrating acquisitions. Our senior management team has been pivotal in reshaping the business with the introduction of regional strategic business units, or SBUs, and global leadership for key functions such as sales, marketing and procurement.

We are led by our Chief Executive Officer, Hans-Peter Schaefer, who was appointed to his current role in February 2012, after 9 years with us. Mr. Schaefer has 31 years of experience in the chemicals industry, and was previously President and CEO of Schuetz Container Systems, which represents Schuetz’s North American operations, before joining us in 2004 as President and CEO of NCG. Mr. Schaefer is joined by our Chief Financial Officer, Bjoern Kreiter, who has been with us for more than 17 years and was promoted to Chief Financial Officer in November 2012. Our management team also includes five SBU managers as well as Senior Vice Presidents for Global Sales & Marketing, Global Procurement and Technology, each of whom has extensive international operational experience and strong relationships with our customers.

Our Growth Strategies

We believe that we are well positioned to capitalize on our market-leading positions to grow our business, enhance our margins and maximize our cash flows to drive shareholder returns. We seek to achieve this objective by executing on the following strategies:

Continue to drive profitable growth in our core markets

We believe that executing on our business strategy will further enhance our differentiated business model and lead us to achieve strong income and Adjusted EBITDA growth while maintaining high Adjusted EBITDA efficiency. We actively seek to further develop our existing customer relationships and take advantage of the positive growth dynamics within our highly attractive end markets. Our key end markets, the chemicals, petrochemicals / lubricants, food & beverage, agrochemicals and pharma / cosmetics end markets are expected to grow in excess of addressable market GDP growth, with projected growth at a CAGR of approximately 2.1% to 4.4% through 2020. As one of a small number of companies with a global footprint, we are confident in our ability to capture this growth across markets and geographies by leveraging our strong customer relationships and the breadth and quality of our product and service offerings.

Growth in excess of our core markets by increasing focus on most attractive product categories

We expect that the IBC and reconditioning markets will grow more rapidly than the overall rigid industrial packaging market in coming years due to increasing customer demand for IBC and reconditioning services. We believe that we are well positioned to take advantage of this growth by continuing to increase our focus on these product categories. We expect that customers will continue to demand integrated service solutions and sustainability, and that the IBC and reconditioning markets will grow as a result of this demand.

Drive market share gains through differentiated business model

We will continue to expand our lifecycle management capabilities which we believe will lead to market share increases across product categories and geographies and further establish our position as the partner of choice with our customers. Customers are increasingly focused on environmental sustainability and identifying lower cost packaging, and we intend to continue to build upon our lifecycle management offerings to continue to address these requirements. Our attractively priced product bundles combine new and reconditioned containers and we believe they will continue to appeal to cost-conscious customers.

Continue to pursue operational excellence to drive margin and cash flow

Continued operational improvement and excellence in execution is core to our strategy and will continue to be an essential component in further improving our earnings and cash flows. Our global marketing and sales department focuses on securing raw material pass through clauses in contracts and other profitability enhancements by utilizing a proprietary market database and customer relationship management software to increase our margins. Our global procurement department is focused on continued supply chain improvements and reduction of supply risk across all regions, which we believe will result in increased earnings and cash flow growth.

Pursue acquisition opportunities

We will continue to pursue a disciplined acquisition strategy, targeting value enhancing acquisitions, some of which may be significant, to augment our product portfolio and geographic presence in order to better serve new and existing customers. The global rigid industrial packaging market consists of a small number of global companies and a large number of smaller, local companies and we believe that there is a significant opportunity for further consolidation. We maintain and monitor a list of potential acquisition targets and we believe we will continue to be able to identify and execute acquisitions at attractive valuations. As a result of our management’s experience in the industry, our acquisitions have primarily been identified and initiated by our management team outside of a formal sale processes and we believe we will be able to continue to identify acquisitions internally, benefiting from our strong network of contacts with smaller competitors.

Our Structure

On July 31, 2014, funds managed by Clayton, Dubilier & Rice, LLC, or CD&R, completed the acquisition of all of our then outstanding ordinary shares from Dubai International Capital. We refer to this as the “CD&R Acquisition.”

The following chart reflects our organizational structure immediately following consummation of this offering (assuming no exercise of the underwriters’ option to purchase additional ordinary shares):

*	Chart does not reflect intermediate holding companies.
**	Not all subsidiaries are guarantors of our Senior Credit Facilities.
***	Through a series of intercompany loans and equity contributions, the proceeds from the issuance of the preferred equity certificates to affiliates of CD&R were transferred to certain of our operating subsidiaries.

Ownership

Because of our ownership structure, we expect to be a “controlled company” for the purpose of the New York Stock Exchange, or the NYSE, upon the consummation of this offering.

Clayton, Dubilier & Rice, LLC

Founded in 1978, CD&R is a private equity firm composed of a combination of financial and operating executives pursuing an investment strategy predicated on building stronger, more profitable businesses. Since inception, CD&R has managed the investment of more than $21 billion in 65 businesses with an aggregate transaction value of approximately $100 billion.

CD&R has a significant track record of investing in market-leading industrial businesses. For example, CD&R has successfully exited its investment in Culligan, a global leader in water-treatment products and services for household and commercial applications and Diversey, a leading global manufacturer and distributor of commercial cleaning, sanitation and hygiene solutions. CD&R’s current portfolio includes Atkore International, a leading designer, manufacturer and distributor of electrical and metal products, NCI Building Systems, one of North America’s largest integrated manufacturers of metal products for the nonresidential building industries and Solenis, a specialty chemical supplier serving the paper and water treatment industries.

Risk Factors

An investment in our ordinary shares involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy, and you should carefully consider all of the information set forth in this prospectus in deciding whether to invest in our ordinary shares. These risks are discussed more fully under the caption “Risk Factors” and include, but are not limited to, the following:

•	general economic conditions, particularly downturns in industrial activity;

•	our ability to successfully implement our business strategies, including achieving our growth objectives;

•	our dependency on the demand for products made by our customers, including those imported into and exported from Western Europe and the United States and transported in local markets;

•	fluctuations in the prices of our raw materials and energy prices;

•	our substantial indebtedness; and

•	our ability to maintain foreign private issuer status.

Corporate Information

Mauser Group B.V. was formed as CD&R Millennium Holdco 3 B.V. on April 29, 2014 in connection with CD&R’s acquisition of the Mauser group of companies. On July 29, 2015, CD&R Millennium Holdco 3 B.V. was renamed Mauser Group B.V. We are a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, and following the date of this prospectus, but prior to the completion of this offering, we intend to convert to a public company with limited liability (naamloze vennootschap). Our principal executive offices are located at De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands and our telephone number at that address is +31205043800. Our website is www.mausergroup.com. Information on, and which can be accessed through, our website is not a part of this prospectus nor is such information incorporated by reference in this prospectus.

The Offering

Issuer	Mauser Group N.V.

Ordinary shares offered by us	ordinary shares.

Option to purchase additional ordinary shares from us	ordinary shares.

Ordinary shares outstanding immediately after the offering	ordinary shares.

Use of proceeds	We estimate that the net proceeds we will receive from the sale of of our ordinary shares in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the ordinary shares are sold at the midpoint of the price range set forth on the cover page of this prospectus, will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional ordinary shares in full.

As described in “Use of Proceeds,” we intend to use the net proceeds of this offering (i) to redeem, repurchase or otherwise acquire or retire $ million of our outstanding long-term indebtedness, (ii) to pay related fees and expenses and (iii) to use the remaining proceeds, if any, for general corporate purposes.

Distributions	We distributed €97.5 million to CD&R Millennium Holdco 2 S.à r.l., or Holdco 2, our sole shareholder, on June 24, 2015. The proceeds of that distribution were then distributed by Holdco 2 to CD&R Millennium Holdco 1 S.à r.l., or Holdco 1, our indirect parent company. Holdco 1 used the proceeds of this distribution to (i) repay €16.4 million of preferred equity certificates issued to affiliates of CD&R by Holdco 1 and (ii) distribute €80.6 million to the shareholders of Holdco 1, including CD&R and the participants in the Mauser Participation Program, or the MPP. The remaining €0.5 million was reserved for transaction costs. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and the repayment of debt. See “Dividend Policy.”

Proposed NYSE trading symbol	“ ”.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our ordinary shares.

The number of our ordinary shares to be outstanding immediately following this offering is based on              ordinary shares outstanding as of                     , 2015 and excludes any ordinary shares to be reserved for issuance under our management benefit plans that may be adopted following the date of this prospectus, but prior to the completion of this offering.

Unless otherwise indicated, all information in this prospectus:

•	reflects a for reverse split of our ordinary shares, which we expect to effect prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	assumes the issuance of ordinary shares in this offering;

•	assumes no exercise by the underwriters of their option to purchase additional ordinary shares;

•	assumes that the initial public offering price of our ordinary shares will be $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	gives effect to the amendment to our articles of association to be adopted upon the completion of this offering.

Summary Historical and Unaudited Pro Forma Financial Information

The following table summarizes certain summary historical and unaudited pro forma financial data. We have derived the summary statement of operations and cash flow data for the period from April 30, 2014 through December 31, 2014 (Successor) and the balance sheet data as of December 31, 2014 (Successor) from the Successor’s audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary statement of operations and cash flow data for the period from January 1, 2014 through July 31, 2014 and the years ended December 31, 2013 and 2012 (Predecessor) from the Predecessor’s audited financial statements included elsewhere in this prospectus. We have derived the summary statement of operations and cash flow data for the six months ended June 30, 2015 (Successor) and the balance sheet data as of June 30, 2015 (Successor) from the Successor’s unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. We have derived the summary statement of operations and cash flow data for the six months ended June 30, 2014 (Predecessor) and the balance sheet data as of June 30, 2014 (Predecessor) from the Predecessor’s unaudited condensed interim consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair statement of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. We prepare our financial statements in accordance with IFRS as adopted by the IASB. Our historical results are not necessarily indicative of the results that should be expected in the future. We have derived the other financial data for the years ended December 31, 2011, 2010, 2009 and 2008 from the Predecessor’s unaudited financial statements (not included in this prospectus) adjusted to be consistent with IFRS as adopted by the IASB.

The summary unaudited pro forma statements of operations data for the year ended December 31, 2014 give effect only to the CD&R Acquisition and the transactions related thereto as if they had been consummated on January 1, 2014. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial data are for informational purposes only and do not purport to represent what our results actually would have been if the relevant transactions had been consummated at any date, and such data do not purport to project our results for any future period or any future date. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma financial data.

The summary consolidated financial data set forth below should be read together with our financial statements and the related notes, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Successor(1)		Predecessor
	Six Months Ended June 30, 2015	From Apr 30 through Dec. 31, 2014	Six Months Ended June 30, 2014	From Jan 1 through July 31, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012(2)	Pro Forma Year Ended Dec. 31, 2014
	(€ in millions, except share and per share data)
Statement of operations data:
Revenue	€693.9	€523.7	€610.1	€720.0	€1,146.4	€1,141.7	€1,243.7
Cost of sales	(575.9)	(449.6)	(511.4)	(601.5)	(976.1)	(990.6)	(1,051.4)

Gross profit	118.0	74.1	98.7	118.5	170.3	151.1	192.3

Selling, general and administrative expenses	(62.5)	(43.8)	(59.1)	(69.1)	(103.3)	(92.9)	(118.1)
Other operating income	0.1	0.2	1.9	2.0	4.0	17.6	2.2
Other operating expenses	(2.2)	(0.4)	(4.1)	(4.3)	(11.6)	(14.6)	(4.7)
Transaction related costs	(0.3)	(27.0)	(7.7)	(12.2)	(2.8)	(0.0)	(4.9)

Operating result	53.1	3.1	29.7	34.9	56.6	61.2	66.8

Finance income	7.9	6.0	6.2	6.5	18.6	14.8	12.5
Finance costs	(44.3)	(37.0)	(39.6)	(47.8)	(76.1)	(81.3)	(89.2)

Financial result	(36.4)	(31.0)	(33.4)	(41.3)	(57.5)	(66.5)	(76.7)

Share of profit (loss) of investments accounted for using the equity method	(0.1)	(0.6)	0.1	0.1	0.6	(0.7)	(0.5)

Result before taxes	16.6	(28.5)	(3.6)	(6.3)	(0.3)	(6.0)	(10.4)

Income taxes	(8.3)	(4.6)	(7.2)	(12.7)	(15.4)	(14.4)	(24.6)

Consolidated result for the period	€8.3	€(33.1)	€(10.8)	€(19.0)	€(15.7)	€(20.4)	€(35.0)

	Successor(1)		Predecessor
	Six Months Ended June 30, 2015	From Apr 30 through Dec. 31, 2014	Six Months Ended June 30, 2014	From Jan 1 through July 31, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012(2)	Pro Forma Year Ended Dec. 31, 2014
	(€ in millions, except share and per share data)
Thereof attributable to:
Owners of the parent	5.9	(33.9)	(12.5)	(21.0)	(17.3)	(22.8)	(37.8)
Non–controlling interests	2.4	0.8	1.7	2.0	1.6	2.4	2.8

	8.3	(33.1)	(10.8)	(19.0)	(15.7)	(20.4)	(35.0)

Consolidated result for the period per share:
Basic
Diluted
Weighted average ordinary shares used in computing consolidated result for the period per share:
Basic
Diluted

	Successor
	As of June 30, 2015	As of December 31, 2014
	(€ in millions)
Balance sheet data:
Cash and cash equivalents	€52.2	€72.0
Total assets	1,964.4	1,892.9
Long-term borrowings	1,161.6	1,007.8
Total equity	157.1	249.1

	Successor		Predecessor
	Six Months Ended June 30, 2015	From April 30 through December 31, 2014	Six Months Ended June 30, 2014	From January 1 through July 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Cash flow data:(3)
Cash generated from operating activities	€61.7	€10.9	€18.2	€39.7	€83.7	€57.7
Cash generated from (used in) investing activities	(39.2)	(398.4)	6.1	(1.6)	(56.4)	(32.8)
Cash generated from (used in) financing activities	(45.6)	457.4	(38.1)	(49.9)	(33.1)	(46.3)

	Successor	Predecessor	Pro Forma	Predecessor
	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012(2)	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
			(€ in millions)
Other financial data:
Adjusted EBITDA(4)	€97.7	€79.6	€162.1	€142.4	€133.3	€124.9	€115.0	€91.5	€99.6
Adjusted EBITDA margin(4)	14.1%	13.0%	13.0%	12.4%	11.7%	11.4%	11.3%	11.3%	9.9%
Adjusted EBITDA less capital expenditures and disposition of fixed assets(4)	78.1	66.6	116.1	96.6	89.3	81.6	79.5	60.7	52.2
Adjusted EBITDA efficiency(4)	79.9%	83.7%	71.6%	67.8%	67.0%	65.3%	69.1%	66.3%	52.4%

(1)	The Successor period started on April 30, 2014 when Mauser Group B.V. was incorporated. For the Successor period from April 30, 2014 to July 31, 2014, there was no operating activity. Operations at the Successor commenced on July 31, 2014 as a result of the CD&R Acquisition.

(2)	The Predecessor’s statement of operations data for the year ended December 31, 2012 includes revenue and related expenses from the disposition of the assets related to the steel reconditioning activities of Mauser Holding USA, LLC, National Container Group, LLC, American Container Net, LLC, ACN- Pittsburgh, LLC, ACN- Providence, LLC, ACN- Logistics, LLC, ACN- Burbank, LLC, and ACN- Richmond, LLC that were disposed of during the year ended December 31, 2012. As a result, €11.4 million was recognized in the Predecessor’s operating result for the year ended December 31, 2012, which may not be comparable to the other periods presented.

(3)	Our historical statements of cash flows have been significantly impacted by certain restructuring, severance and management equity plan costs, startup costs, acquisition costs, shutdown costs, consulting costs and other income and expense items. For a discussion of these items see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows” elsewhere in this prospectus.
(4)	Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA less capital expenditures and disposition of fixed assets and Adjusted EBITDA efficiency are financial metrics that are not calculated in accordance with IFRS. These non-IFRS metrics should not be considered as alternatives to consolidated result for the period, operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these non-IFRS metrics are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these non-IFRS metrics is useful to investors, as these non-IFRS metrics form the basis of how our executive team and board of directors evaluate our performance. By disclosing these non-IFRS metrics, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods.

Our management uses Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA less capital expenditures and disposition of fixed assets and Adjusted EBITDA efficiency as measures of operating performance and in communications with our board of directors concerning our financial performance. Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA less capital expenditures and disposition of fixed assets and Adjusted EBITDA efficiency eliminate items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent. Management believes that Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA less capital expenditures and disposition of fixed assets and Adjusted EBITDA efficiency also include certain items that are expected to have an impact on our financial position and results of operations in the future. We also present Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA less capital expenditures and disposition of fixed assets and Adjusted EBITDA efficiency in this prospectus as supplemental performance measures because we believe that these measures provide investors and securities analysts with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as management. In addition, we believe that Adjusted EBITDA less capital expenditures and disposition of fixed assets and Adjusted EBITDA efficiency are useful financial metrics to assess our ability to pursue opportunities to enhance our growth. We also believe that these are useful metrics for investors to assess our ability to repay debt.

Although these non-IFRS metrics are measurements frequently used by investors and securities analysts in their evaluations of companies, each of these non-IFRS metrics has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for, or more meaningful than, amounts determined in accordance with IFRS.

Some of these limitations are that Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA less capital expenditures and disposition of fixed assets and Adjusted EBITDA efficiency do not reflect income taxes, finance income, finance costs, share of profit (loss) of investments accounted for using the equity method, depreciation and amortization of and impairment losses on property, plant and equipment and intangible assets, certain restructuring, severance and management equity plan costs, start up and acquisition costs, shutdown costs, consulting costs, transaction related costs and other income and expense items. In addition, other companies in our or related industries may calculate these measures differently from the way we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with these non-IFRS metrics through disclosure of such limitations, presentation of our financial statements in accordance with IFRS and reconciliations of Adjusted EBITDA and Adjusted EBITDA less capital expenditures and disposition of fixed assets to the most directly comparable IFRS measure, consolidated result for the period.

Adjusted EBITDA represents consolidated result for the period before income taxes, finance income, finance costs, share of profit (loss) of investments accounted for using the equity method, depreciation and amortization of and impairment losses on property, plant and equipment and intangible assets, certain restructuring, severance and management equity plan costs, start up and acquisition costs, shutdown costs, consulting costs, transaction related costs and other income and expense items. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA efficiency is Adjusted EBITDA less capital expenditures and disposition of fixed assets as a percentage of Adjusted EBITDA.

Each of the periods presented may include the impact of new acquisitions or dispositions during the period. As a result, each period may not be comparable to the other periods presented.

The following table presents a reconciliation of consolidated result for the period, the most comparable IFRS measure, to Adjusted EBITDA and Adjusted EBITDA less capital expenditures and disposition of fixed assets for the periods presented:

	Successor	Pro Forma	Predecessor
	Six Months Ended June 30, 2015	Year Ended Dec. 31, 2014	Six Months Ended June 30, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009	Year Ended Dec. 31, 2008
	(€ in millions)
Consolidated result for the period	€8.3	€(35.0)	€(10.8)	€(15.7)	€(20.4)	€(41.1)	€(54.3)	€(21.2)	€(105.3)
Income taxes	8.3	24.6	7.2	15.4	14.4	5.3	5.2	(13.6)	4.0
Finance income	(7.9)	(12.5)	(6.2)	(18.6)	(14.8)	(39.1)	(30.3)	(43.3)	(8.3)
Finance costs	44.3	89.2	39.6	76.1	81.3	118.7	107.0	85.2	80.0
Share of profit (loss) of investments accounted for using the equity method	0.1	0.5	(0.1)	(0.6)	0.7	(0.1)	(0.2)	(0.2)	—
Depreciation/amortization of and impairment losses on property, plant and equipment and intangible assets	40.3	68.9	29.4	60.8	63.1	61.4	62.5	65.6	110.0

EBITDA	93.4	135.7	59.1	117.4	124.3	105.1	89.9	72.5	80.4

Adjustments to EBITDA(a)	4.3	26.4	20.5	25.0	9.0	19.8	25.1	19.0	19.2

Adjusted EBITDA	97.7	162.1	79.6	142.4	133.3	124.9	115.0	91.5	99.6

Capital expenditures	(20.9)	(51.2)	(17.7)	(51.9)	(50.1)	(49.0)	(38.1)	(57.8)	(52.2)
Dispositions of fixed assets	1.3	5.2	4.7	6.1	6.1	5.7	2.6	27.0	4.8

Adjusted EBITDA less capital expenditures and disposition of fixed assets	€78.1	€116.1	€66.6	€96.6	€89.3	€81.6	€79.5	€60.7	€52.2

(a)	Adjustments to EBITDA relate to certain restructuring, severance and management equity plan costs, start up and acquisition costs, shutdown costs, consulting costs, transaction related costs and other income and expense items. We incurred significant expenses of €32.8 million (resulting in a €25.0 million adjustment to EBITDA after netting other income items) and €27.2 million (resulting in a €9.0 million adjustment to EBITDA after netting other income items) in the years ended December 31, 2013 and 2012, respectively, due to expenditures on our projects related to our continuous improvement program. These initiatives have largely been completed. We also incurred significant expenses of €28.7 million (resulting in a €26.4 million adjustment to EBITDA million after netting other income items) in the year ended December 31, 2014 as a result of €10.5 million related to management equity plan costs, €4.9 million of transaction related advisor costs, €4.0 million related to a step up of raw material costs related to the purchase price allocation following the CD&R Acquisition and other restructuring costs. We also had expenses of €4.7 million (resulting in a €(4.3) million adjustment to EBITDA after netting other income items) in the six months ended June 30, 2015 as a result of €0.9 million related to management equity plan costs, €1.3 million related to a service fee to CD&R, €0.4 million of costs related to the acquisition of IBC North America, €0.8 million of costs related to the integration and shut down of two sites, €1.0 million in consulting and advisor fees related to the Dividend Recapitalization (as defined herein), and a €0.4 million write-off of a receivable related to the recovery of excess social contribution tax payments in Brazil. Below is a table showing our adjustments to calculate Adjusted EBITDA for the periods presented.

	Successor	Pro Forma	Predecessor
	Six Months Ended June 30, 2015	Year Ended Dec. 31, 2014	Six Months Ended June 30, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009	Year Ended Dec. 31, 2008
	(€ in millions)
Restructuring, severance and management equity plan costs(i)	€(1.8)	€(16.5)	€(9.1)	€(17.5)	€(12.2)	€(11.3)	€(21.2)	€(15.2)	€(13.5)
Start up and acquisition costs(ii)	(0.4)	(0.5)	(0.3)	(2.6)	(5.4)	(2.4)	(0.3)	(0.5)	(2.7)
Shutdown costs(iii)	(0.8)	(0.6)	0.1	(4.9)	(5.0)	(1.0)	(0.5)	(2.9)	0.0
Consulting costs(iv)	0.0	(0.2)	(0.2)	(1.3)	(2.7)	(4.0)	(2.6)	(4.8)	(3.3)
Transaction related costs(v)	(0.3)	(4.9)	(7.7)	(2.8)	—	—	—	—	—
Other expense items(vi)	(1.4)	(6.0)	(3.6)	(3.7)	(1.9)	(5.0)	(1.0)	(0.4)	(2.2)
Other income items(vii)	0.4	2.3	0.3	7.8	18.2	3.9	0.5	4.8	2.5

Total adjustments to EBITDA	€(4.3)	€(26.4)	€(20.5)	€(25.0)	€(9.0)	€(19.8)	€(25.1)	€(19.0)	€(19.2)

(i)	Restructuring, severance, and management equity plan costs include €(0.9) million, €9.4 million, €(10.5) million, €(4.7) million and €(4.6) million in the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, respectively, related to management equity plans. Other restructuring, severance, and management equity plan costs are also related to facility consolidation initiatives and organizational changes, including severance for employees terminated in connection with these initiatives.
(ii)	Start up and acquisition costs are related to setting up new operations and joint ventures, including all necessary expenditures prior to the first recognition of revenue at these new operations and joint ventures. Start up and acquisition costs also include costs for due diligence and advisor costs in connection with startup operations.
(iii)	Shutdown costs are related to the closing of operations, including book value losses, clean-up initiatives and legacy rent.
(iv)	Consulting costs are the costs associated with external advice and expertise, including consultants for organizational improvements, IT optimizations, procurement support and HR support.
(v)	Transaction related costs are primarily the costs associated with the CD&R Acquisition.
(vi)	Other expense items relate to litigation settlements, regulatory cases and other miscellaneous items.
(vii)	Other income items are primarily related to book gains resulting from the sale of idle assets, adjustment of pension provisions resulting from legal changes or changes of retirement age, reimbursements and payments from insurance and releases of other provisions. In the year ended December 31, 2012, other income items are primarily related to the gain on the sale of the steel reconditioning activities in the United States.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before you make your investment decision, you should carefully consider the risks described below and the other information contained in this prospectus, including our financial statements and the related notes. If any of the following risks actually occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing us. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations or cash flows.

Risks Related to Our Business

We are affected by general economic conditions, particularly downturns in industrial activity, and an economic downturn could adversely affect our operations and financial results.

Our products and services are used in industrial activities and, as a result, our sales are correlated with and affected by fluctuations in the level of industrial production and manufacturing output and general economic activity. The overall demand for our products and services could decline as a result of a large number of factors outside our control, including economic recessions, changes in industrial production processes or consumer preferences, changes in laws and regulations affecting our industry generally and the manner in which these laws and regulations are enforced, inflation, fluctuations in interest and currency exchange rates and changes in the fiscal or monetary policies of governments in the regions in which we operate.

The volatility of the current economic climate, especially in relation to ongoing uncertainties related to geopolitical events around the world, makes it difficult for us to predict the complete impact of general economic conditions on our business and results of operations. Our customers may face financial difficulties, the unavailability of or reduction in commercial credit, or both, that may result in decreased sales for us. Certain of our customers may cease operations or seek bankruptcy protection, which would reduce our cash flows and adversely impact our results of operations. Our customers that are financially viable and not experiencing economic distress may nevertheless elect to reduce the volume of orders for our products or close facilities in an effort to remain financially stable or as a result of the unavailability of commercial credit which would negatively affect our results of operations. We may also have difficulty accessing the global credit markets as a result of the tightening of commercial credit availability, which could result in decreased ability to fund capital-intensive strategic projects. Further, we may experience challenges in forecasting revenue and operating results due to general economic conditions. The difficulty in forecasting revenue and operating results may result in volatility in the market price of our ordinary shares. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realize, in whole or in part within the expected time frames, the anticipated benefits of our various growth or other initiatives. Our various business strategies and initiatives, including expansion of our reconditioning services, are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.

In addition, we may incur certain costs to achieve efficiency improvements and growth in our business and we may not meet anticipated implementation timetables or stay within budgeted costs. As these efficiency improvement and growth initiatives are undertaken, we may not fully achieve our expected cost savings and efficiency improvements or growth rates, or these initiatives could adversely impact our customer retention or our operations. Also, our business strategies may change from time to time in light of our ability to implement our new business initiatives, competitive pressures, economic uncertainties or developments, or other factors. A variety of risks could cause us not to realize some or all of the expected benefits of these initiatives. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; increased difficulty and cost in implementing these efforts; and the incurrence of other unexpected costs associated with operating the business. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives and business strategies adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our results of operations may be materially adversely affected.

Our business is sensitive to changes in industry demands.

Industry demand for our industrial packaging products has varied in recent years, leading to competitive pricing pressures for those products. Customers are frequently seeking more advanced and environmentally friendly products, and suppliers of industrial packaging products must continually seek to meet these evolving demands. For example, in recent years, we have seen a shift in customer preferences in favor of IBCs and our reconditioning services. If there is a shift in customer demand, including away from IBCs and our reconditioning services, and we are unable to develop new products to meet this demand, it could lead to a decrease in our sales and profitability as customers begin to purchase products from our competitors. In addition, we compete in industries that are capital intensive, which generally leads to continued production as long as prices are sufficient to cover marginal costs. As a result, changes in industry demands, including any resulting industry over-capacity, may cause substantial price competition among suppliers of industrial packaging products. If we are unable to effectively compete, our business, results of operations and financial condition could be adversely affected.

We operate in a highly competitive environment.

The rigid industrial packaging business is highly competitive. Because rigid industrial packaging products are largely standardized, product pricing is one of the principal ways in which suppliers compete. In addition, some rigid industrial packaging products are made from raw materials that are subject to pronounced price fluctuations, such as steel, which is used in the manufacture of steel drums and cages for IBCs, and oil, which in turn affects the price of plastic for plastic drums and IBCs. Particularly in well-developed markets in Europe and in the United States, any substantial increases in the supply of rigid industrial packaging resulting from capacity increases, the stockpiling of raw materials or other types of opportunistic behavior by our competitors in a period of high raw materials prices, or price wars, could adversely affect our margins and the profitability of our business. Although price is the primary basis of competition in our industry, we also compete on the basis of product reliability, the ability to deliver products on a global scale and our reputation for quality and customer service. If we fail to maintain our current standards for product quality, the scope of our distribution capabilities or our customer relationships, our business, results of operations and financial condition could be adversely affected.

The continuing consolidation of our customer base and suppliers may intensify pricing pressure.

Over the last few years, many of our large products customers have acquired, or been acquired by, companies with similar or complementary product lines. In addition, many of our suppliers of raw materials such as steel, resin and paper, have undergone a similar process of consolidation. This consolidation has increased the concentration of our largest customers, resulting in increased pricing pressures from our customers. The consolidation of our largest suppliers has resulted in limited sources of supply and increased cost pressures from our suppliers. Any future consolidation of our customer base or our suppliers could negatively impact our business, results of operations and financial condition. Furthermore, if one or more of our major customers reduces, delays or cancels substantial orders, if one or more of our major suppliers is unable to timely produce and deliver our orders our business, results of operations, financial condition and cash flows may be materially and adversely affected, particularly for the period in which the reduction, delay or cancellation occurs and also possibly for subsequent periods.

Our business is dependent on the demand for products made by our customers, including those imported into and exported from Western Europe and the United States and transported in local markets.

Our operations are to some extent dependent on the demand for certain products made by our customers, including chemicals, petrochemicals, pharmaceutical, and other products, imported into and exported from Europe and the United States and transported in local markets. A decrease in demand for these products may adversely affect the demand for our rigid industrial packaging solutions, thereby negatively affecting our financial results. The demand for these and other bulk liquid products generally, and in particular chemical and petrochemical products, which are subject to significant price fluctuations, is influenced by a number of factors, including economic conditions and growth of the worldwide economy, demand and supply of these and substitute products, transportation costs, weather and political and economic conditions in more volatile local markets. There can be no assurance that conditions affecting supply and demand of these products will not have a material adverse effect on demand for certain of our products and, as a result, on our business, results of operations and financial condition.

Our customers may from time to time use our products to store and transport hazardous materials, and we cannot assure you that we are adequately insured against all risks.

Some of our industrial packaging solutions are used by certain of our customers in the transportation, handling, and storage of hazardous substances. Accidents involving these substances can involve risk of spillage, leakage, contamination, fires, and explosions, which can cause the breakdown or failure of equipment or processes and the performance of facilities below expected levels of capacity. If any of our customers have such accidents involving our products, they may bring product liability claims against us. We are unaware of any recent material cases of product liability, except for an instance involving drums that allegedly had a noxious odor and in which the claimant alleges damages of €750,000. We also had a product liability case in 2008 related to a purported defect with our drums allegedly causing phosphorous to leak and resulting in cleaning costs and other direct damages in the amount of €112,000. This case concluded with an arbitration award and a conciliation agreement in early 2014, pursuant to which Mauser France S.A.S. paid €4.5 million primarily related to alleged loss of earnings.

We maintain €60 million of insurance coverage for product liability claims. In addition, product liability insurance could become more expensive and difficult to maintain and in the future may not be available on commercially reasonable terms or at all. The amount and scope of any insurance coverage may be inadequate in the event that a product liability claim is successfully asserted against us. Successful claims against us that are not covered by insurance could result in our loss of revenue, loss of reputation or goodwill, increased costs, fines, penalties and criminal liability. Asserted claims, even if not successful, could also negatively affect our reputation and thus our results of operations and financial condition.

Our business is dependent on the procurement of raw materials.

Our business requires us to obtain raw materials to manufacture our products. Our primary raw material purchases are high-density polyethylene, or HDPE (used in the production of plastic containers and bottles for IBCs), cold-rolled steel coils (used for steel drums) and polypropylene resin (used in injection molded plastic parts and medical waste bins at hospitals). Our steel purchases also include galvanized steel (used for IBC parts) and steel discs (used for tops and bottoms for the steel drums). Any inability to obtain these raw materials, or to obtain them in sufficient quantities, could have an adverse impact on our business, results of operations and financial condition.

We have developed procurement strategies for all major spend categories on a global scale, and converted rebates into upfront reductions to improve cash flows. In addition, we continue to find ways to reduce our raw materials exposure by aligning sales and procurement functions and enhancing communication between regional procurement managers. There can be no assurances that our strategies for procurement will be effective and if our strategies are not effective, it could negatively impact our business, results of operations and financial condition.

Fluctuations in the prices of our raw materials and energy prices could have a material adverse effect on our production costs.

We generally do not have long-term supply contracts with suppliers of our raw materials, and our purchases of raw materials are subject to prevailing market prices. The prices of our principal raw materials, steel and polyethylene (which are subject to oil price variations), are subject to significant fluctuations from time to time. Generally, there is a time lag between a change in the price of raw materials and the time when our price adjustments to customers in response thereto become applicable to future sales. Therefore, when raw materials prices are increasing, there tends to be a negative effect on our margins. However, when raw materials prices are decreasing, our margins tend to be affected positively. Although the negative and positive effects of these delays on our margins have, in the past, mostly offset each other over time, there can be no assurance that the net effect will always be neutral or positive. In particular, if raw materials prices were to rise for an extended period or indefinitely, our margins would most likely continue to be negatively affected by this time lag, which could have an effect on our business, financial condition or results of operations. The cost of producing our products is also sensitive to the price of energy (including its impact on transport costs). Energy prices, in particular oil and natural gas, have fluctuated in recent years, with a corresponding effect on our production costs. Potential legislation, regulatory action and international treaties related to climate change, especially those related to the regulation of greenhouse gases, may result in significant increases in raw material and energy costs. There can be no assurance that we will be able to recoup any past or future increases in the cost of energy and raw materials.

Pursuant to the German Renewable Energy Act, all consumers of energy have to pay a surcharge to subsidize renewable energy sources. We have been granted a reduction of our obligation to pay this surcharge. Reducing the surcharge has recently come under scrutiny by the EU Commission and it has amended its guidelines for granting reductions. We can make no assurance that we will continue to be permitted to pay a reduced surcharge or any surcharge. Any increase in the surcharge that we pay will result in an increase of our energy costs in Germany.

We have in the past and may in the future make acquisitions and strategic investments and enter into joint ventures, some of which may be significant in size and scope, which have involved in the past and will involve in the future numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

We have made and may in the future make acquisitions of, or investments in, businesses or companies (including strategic partnerships with other companies), some of which may be significant in size and scope. Acquisitions or investments have involved in the past and will involve in the future various risks, such as:

•	the possible inability to identify suitable acquisition targets;

•	integrating the operations and personnel of any acquired business;

•	the potential disruption of our ongoing business, including the diversion of management attention;

•	the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	the possible inability to distribute profits of joint ventures to us without the consent of the joint venture partner;

•	customer attrition arising from preferences to maintain redundant sources of supply;

•	supplier attrition arising from overlapping or competitive products;

•	assumption of contingent or unanticipated liabilities or regulatory liabilities;

•	dependence on the retention and performance of existing management and work force of acquired businesses for the future performance of these businesses;

•	regulatory risks associated with acquired businesses (including the risk that we may be required for regulatory reasons to dispose of a portion of our existing or acquired businesses); and

•	the risks inherent in entering geographic or product markets in which we have limited prior experience.

Future acquisitions and investments may need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities or through other arrangements, and could result in substantial cash expenditures. The necessary acquisition financing may not be available to us on acceptable terms if and when required, particularly because our current high leverage may make it difficult or impossible for us to secure additional financing for acquisitions.

In connection with acquisitions or divestitures, we may become subject to liabilities.

In connection with any acquisitions, we may acquire liabilities or defects such as legal claims, including but not limited to third party liability and other tort claims; claims for breach of contract; employment-related claims; environmental, health and safety liabilities, conditions or damage; permitting, regulatory or other compliance with law issues; or tax liabilities. If we acquire any of these liabilities, and they are not adequately covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty, we may be responsible for significant out-of-pocket expenditures. These liabilities, if they materialize, could have a material adverse effect on our business, financial condition and results of operations.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment that requires us to comply with, among other things, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related rules and regulations related to substantial disclosure requirements, accelerated reporting requirements and complex accounting rules promulgated by the Securities and Exchange Commission, or the SEC. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

In connection with the audit of our Predecessor and Successor financial statements included in this prospectus, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, such that there is reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our employees. The material weaknesses identified pertain to a lack of:

1.	Accounting resources required to fulfill the reporting requirements of IFRS and financial reporting requirements

We did not have sufficient personnel with the appropriate level of technical accounting experience and training necessary to proactively analyze and assess the accounting for complex transactions under IFRS and we used external technical support for the financial statement preparation process in order to meet due dates. This resulted in the lack of appropriate written analysis and documentation, as well as in a number of postclosing and disclosure adjustments, particularly in complex areas such as borrowings, share-based payments and the cash flow statement, that we recorded prior to the issuance of the financial statements.

2.	Control infrastructure and financial reporting procedures

Our control infrastructure, including supporting processes and systems, are currently not fully integrated and should be improved. There are many manual or lacking controls and steps in the financial reporting procedures, such as in the consolidation process and the preparation of the financial statements and footnotes. This has resulted in several challenges to explain movements and balances as well as several adjustments to disclosures. For instance, the preparation process of the consolidated statement of cash flows includes many manual steps. This has resulted in a number of reclassifications between line items and categories subsequent to the initial preparation, such as between gains and losses on sale of fixed assets and businesses and proceeds from the sale of property, plant and equipment, intangible assets and interests in subsidiaries and businesses. It has also resulted in a number of reconciling differences between the consolidated statement of cash flows and footnotes.

3.	Segregation of duties and documentation retention given the size of our finance and accounting team

The accounting departments of our smaller components often consist of only a few persons. Segregation of duties is not always possible in such circumstances. In addition, many of our controls are informal and are not properly documented. This applies to most of the financial reporting cycles. Although there are no post-closing adjustments that can be directly linked to this weakness, examples are the lack of evidence of reviews and controls (such as the review of contract and business process review notes) and the lack of process regarding the inclusion of accounting reviews of transactions and events and the lack of documentation thereof.

In response, we have begun the process of evaluating our internal control over financial reporting, although we will not complete our review until after this offering is completed. We have also taken several remedial actions to address these material weaknesses, which are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take to fully remediate the material weaknesses. If we fail to fully remediate these material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our share price to decline.

Furthermore, we believe it is possible that if we had performed a formal assessment of our internal control over financial reporting, or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, other material weaknesses, significant deficiencies or control deficiencies may have been identified. Upon the completion of this offering, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation of controls.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could experience material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We could incur significant costs in complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws.

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including laws that regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, releases of hazardous substances. Violations of these laws and regulations or of any conditions contained in any environmental permit can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and/or facility shutdowns.

At the European Union, or EU, level, many laws and regulations are designed to protect human health and the environment. For example, Directive 2004/35/EC concerns obligations to remedy damages to the environment, which could require us to remediate contamination identified at sites we own or use. Other EU directives limit pollution from industrial activities, reduce emissions to air, water and soil, protect water resources, reduce waste, protect employee health and safety and regulate the registration, evaluation, authorization and restriction of chemicals. See “Business—Regulation.” Failure to comply with these laws, or a change in the applicable legal framework, could affect our business, results of operations and financial condition.

We could be held liable for the costs to address contamination at any real property we have ever owned, operated or used as a disposal site. We also could incur fines, penalties, sanctions or be subject to third-party claims for property damage, personal injury or nuisance or otherwise as a result of violations of or liabilities under environmental laws or in connection with releases of hazardous or other materials. Changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities or the imposition of new permit requirements, may lead to additional compliance or other costs that could have a material adverse effect on our business, results of operations and financial condition.

Regulation related to “conflict minerals” may adversely affect the manufacturing of our current and future products.

Recent regulatory requirements established by the SEC pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, regarding the use of “conflict minerals” (tin, tungsten, tantalum, or gold) could affect the sourcing and availability of the raw materials that we use in the manufacture of our products and the raw materials used by our third-party manufacturers. We may be subject to costs associated with the regulations, including for the diligence pertaining to the presence of any conflict minerals used in our products, determining whether any such materials may have originated in the Democratic Republic of Congo or any of its adjoining countries and the cost of remediation and other changes to products, processes or sources of supply as a consequence of such verification activities. The impact of the regulations may result in a limited pool of suppliers who provide conflict free minerals, and we can offer no assurance that we will be able to obtain products in sufficient quantities or at competitive prices. As a result, we may not be able to obtain the materials necessary to manufacture our products, which could force us to cease production or search for alternative supply sources, possibly at higher costs. We may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins for the metals used in the products we sell. We can offer no assurance that the cost of compliance with the rule will not have an adverse effect on our business, results of operations and financial condition.

We are subject to currency-related risks.

Fluctuations in the value of the euro against other currencies have in the past had, and may have in the future, a material adverse effect on our results of operations. Our operations are conducted in several countries whose currency is not the euro, particularly the United States. The results of these operations are reported in the relevant foreign currencies and then converted into euros at applicable exchange rates for inclusion in our financial statements. A decline in the value of these currencies compared to the euro, particularly the U.S. dollar, would have a negative effect on our results of operations.

In addition, we face competition from some manufacturers whose costs are incurred primarily in currencies other than the euro and who have earnings primarily in currencies other than the euro. Further appreciation in the value of the euro against those currencies could benefit such competitors and could have a negative impact on our business, results of operations and financial condition.

We also encounter currency exchange risks to the extent that we incur operating expenses in a currency other than that in which we have obtained financing or for which we sell the relevant products. We cannot assure you that any hedging transaction that we may enter into in order to protect against such risks will be successful or that shifts in currency exchange rates generally will not have a material adverse effect on us.

If we are unable to protect our intellectual property rights, or we infringe on the intellectual property rights of others, our ability to compete could be negatively impacted.

Our ability to compete effectively depends, in part, upon our ability to protect and preserve proprietary aspects of our intellectual property. The use of our intellectual property or similar intellectual property by others could adversely impact our ability to compete, cause us to lose sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly, and we may not prevail. We rely on a combination of patents, trademarks, trade secrets, and confidentiality agreements to protect our proprietary technology, rights, and know-how. We hold several hundred patents, patent applications, and trademarks registered in the United States and Europe. We believe that we have taken adequate measures to protect our proprietary information, trade names, and trademarks in our principal markets. There can be no assurance that these measures will be adequate to protect us against infringements of our intellectual property rights or that these rights will be recognized by any courts, if they are challenged.

Currently there are no claims pending challenging any of our patents or trademarks. However, there can be no assurance that any claims that may be brought against us in the future in connection with our intellectual property rights will not succeed. In the event that a patent used in the production of one or more of our main products is successfully challenged, our business, financial condition and results of operations could be adversely affected.

Also, we cannot be certain that the products that we sell do not and will not infringe issued patents or other intellectual property rights of others. Should we be found liable for infringement, we or our suppliers may be required to enter into licensing agreements, if available on acceptable terms or at all, or pay damages and cease making or selling certain products. Moreover, we may need to redesign or sell different products to avoid future infringement liability. Any of the foregoing could cause us to incur significant costs, prevent us from selling our products or negatively impact our ability to compete.

Our business is capital intensive.

The equipment that we use in our manufacturing operations is expensive and requires continued maintenance and frequently needs to be replaced. We require significant capital investment to maintain or replace our equipment. If our existing sources of capital prove insufficient, there can be no assurance that we will be able to obtain capital to finance these expenditures on favorable terms, or at all. Any inability by us to maintain or replace our equipment as needed or any inability to obtain capital for expenditures on equipment replacements and maintenance on favorable terms could have an adverse effect on our business, financial position and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We may experience a failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

If we fail to protect the security of personal information about our customers, we could be subject to interruption of our business operations, private litigation, reputational damage and costly penalties.

In the conduct of our business we collect, use, transmit, store and report data on information systems and interact with customers, vendors and employees. Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Despite our security measures, our IT systems and infrastructure may be vulnerable to computer viruses, cyber-attacks, security breaches caused by employee error or malfeasance or other disruptions. Any such threat could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. A security breach of our computer systems could interrupt or damage our operations or harm our reputation. In addition, we could be subject to legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties if confidential information relating to customers, suppliers, employees or other parties is misappropriated from our computer system.

Similar security threats exist with respect to the IT systems of our lenders, suppliers, consultants, advisors and other third parties with whom we conduct business. A security breach of those computer systems could result in the loss, theft or disclosure of confidential information and could also interrupt or damage our operations, harm our reputation and subject us to legal claims.

Product liability claims and other legal proceedings could adversely affect our business, financial condition and results of operations.

We produce containers and provide services, some of which are related to other parties’ products. While we have built extensive operational processes to ensure that the design and manufacture of our products meet rigorous quality standards, there can be no assurance that we or our customers will not experience operational process failures that could result in potential product, safety, regulatory or environmental claims and associated litigation. We are also subject to a variety of legal proceedings and legal compliance risks in our areas of operation around the globe. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management’s attention and resources. In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. In the future, we may not be able to maintain insurance at commercially acceptable premium levels or at all. In addition, the levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. If any significant judgment or claim is not fully insured or indemnified against, it could have a material adverse impact on our business, financial condition and results of operations.

We and the industries in which we operate are at times being reviewed or investigated by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Simply responding to actual or threatened litigation or government investigations of our compliance with regulatory standards may require significant expenditures of time and other resources. While we believe that we have adopted appropriate risk management and compliance programs, the global and diverse nature of our operations means that legal and compliance risks will continue to exist and legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time that could adversely affect our business, results of operations and financial condition.

The occurrence of natural or man-made disasters may adversely affect our results of operations and financial condition.

We are exposed to various risks arising from natural disasters, including fires, tornadoes, climate change and floods, as well as man-made disasters and core infrastructure failures, including fires, explosions, acts of terrorism, military actions, power grid and telephone/internet infrastructure failures, which may adversely affect results of operations and financial condition by causing, among other things:

•	loss of customers due to lack of product availability; and

•	disruption of our normal business operations due to catastrophic property damage, loss of life, or disruption of public and private infrastructure, including communications and financial services.

There can be no assurance that our business continuation and crisis management plan or insurance coverages would be effective in mitigating any negative effects on operations or profitability in the event of a disaster, nor can we provide assurance that the business continuation and crisis management plans of the independent distributors and outside vendors on whom we rely for certain services and products would be effective in mitigating any negative effects on the provision of such services and products in the event of a disaster.

A portion of our workforce is unionized and labor disruptions could decrease our profitability.

As of June 30, 2015, approximately 360 of our employees in the United States and Canada, representing approximately 23% of our workforce in the United States and Canada, were subject to collective bargaining or other similar agreements. In addition, in several of our international facilities, particularly those in Europe, employees are represented by works councils appointed pursuant to local law consisting of employee representatives who have certain rights to negotiate working terms and to receive notice of significant actions. These arrangements grant certain protections to employees and subject us to employment terms that are similar to collective bargaining agreements. We cannot guarantee that we will be able to negotiate these or other collective bargaining agreements or arrangements with works councils on the same or more favorable terms as the current agreements or arrangements, or at all, and without interruptions, including labor stoppages at the facility or facilities subject to any particular agreement or arrangement. A prolonged labor dispute, which could include a work stoppage, could have a material adverse effect on our business, financial condition and results of operations.

Mauser-Werke GmbH, our main operating entity in Germany, meets the requirements for the establishment of a supervisory board under the German One Third Co-Determination Act consisting of both employer representatives (two thirds) and employee representatives (one third). Employees, a works council or a trade union may at any time initiate the establishment of such a supervisory board. While the establishment of a supervisory board would not directly negatively impact us, it may result in higher administrative costs.

If we are unable to retain the members of our senior management or attract and retain qualified personnel to replace departed members of our senior management team our ability to compete may be negatively impacted.

Our business is heavily reliant on our senior management team. All members of our senior management team, which includes our executive officers named herein, have employment contracts with us with the exception of one (the SBU Manager North America), whose conditions of employment are established in a mutually signed offer letter. Senior management participates in the MPP. Succession plans, which are reviewed on an annual basis, are in place for each senior management position. However, if we are unable to retain the members of our senior management team or attract and retain personnel to replace departed members of our senior management team, or if we encounter labor difficulties, our ability to bid for and successfully complete contracts may be negatively impacted.

Additionally, our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to compete successfully. The loss of qualified personnel could have a material adverse effect on our business. Our future success will also depend on our ability to hire and retain, or to attract when needed, highly skilled personnel. If competition for these employees is intense, we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current members of our senior management team and attracting, developing and retaining new qualified members of our senior management team, our reputation may be harmed and our operations and future earnings may be negatively impacted.

From January 1, 2010 to June 30, 2015, ten members of our senior management team left the company. None of these departures had a material adverse effect on our performance.

We may not successfully identify illegal immigrants in our workforce.

Our business is subject to laws regarding employment of illegal immigrants. Although we have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws, we cannot provide assurance that we have identified, or will identify in the future, all illegal immigrants who work for us. Our failure to identify illegal immigrants who work for us may result in fines or other penalties being imposed upon us, which could have an adverse effect on our business, financial condition and results of operations.

Changes in the location of our income, challenges to our tax positions and changes in law or interpretations may adversely affect our business, financial condition and results of operations.

We are a large multinational corporation with operations in the United States, Europe and other jurisdictions and, as such, we are subject to the tax laws and regulations of many jurisdictions. Due to differences in the rate of tax among the jurisdictions where we operate, a change in the proportion of our income generated in each such jurisdiction could increase our effective tax rate. Tax laws and regulations are extremely complex and subject to differing interpretations. We are routinely audited by tax authorities, who may challenge the positions we take in filing our tax returns. There can be no assurance that we would be successful in any such challenge. Although we believe that our tax estimates in connections with existing audits and challenges are reasonable, the ultimate outcome from any such audit or challenge could be materially different from the amounts reflected in our income tax provisions and accruals. In addition, future tax legislation or other changes in laws, regulations or interpretations may increase our effective tax rate or otherwise adversely affect our business. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Certain of the agreements that govern our joint ventures provide our partners with put or call options.

The agreements that govern certain of our current joint ventures under certain circumstances provide the joint venture partner with the right to sell their participation in the joint venture to us or the right to acquire our participation in the joint venture. Some of the joint venture agreements provide that the joint venture partner can sell its participation for a certain purchase price calculated on the basis of a fixed multiple. Such put and call rights may result in financial risks for us. In addition, such rights could negatively impact our operations if as a result of their exercise we lose access to members of our senior management team that are familiar with local markets or distribution and manufacturing channels.

Our joint venture agreements with respect to Malaysian Stanta Mauser (Malaysia) Sdn Bhd and Stanta Mauser Pahang (Malaysia) Sdn Bhd provide that the joint venture partners have a right to sell their interest in those entities the upon consummation of this offering.

In the future, change of control rights in the agreements that govern our joint venture may be triggered.

Certain of the agreements that govern our joint ventures provide that our joint venture partner has the right to acquire our interest in the joint venture in the event of a change of control. We may also enter into other joint ventures in the future which may give the joint venture partners similar or other rights upon the occurrence of a change of control. Generally, a change in control is defined as a change in ownership of the majority of the shares of the joint venture or the ability to influence or direct the management of the joint venture. Although we don’t believe that this offering would constitute a change of control under these agreements, future transactions, including future sales of our ordinary shares by CD&R and other selling shareholders, could result in a change of control. There can be no assurance that any future transaction will not constitute a change of control under the agreements that govern our joint ventures or that our joint venture partners may disagree with our conclusion that a change of control has not occurred as a result of a transaction. Any change of control rights under the agreements that govern our joint ventures that are triggered in connection with a transaction could have an adverse effect on our business, financial condition and results of operations.

We generate a significant portion of our net sales in less developed markets and intend to continue to expand our international operations. We face particular challenges in emerging markets. Our results of operations could suffer if we are unable to manage our international operations effectively or as a result of various risks related to our international activities that are beyond our control.

During the year ended December 31, 2014, approximately 11% of our revenue was generated outside of North America and Europe. We intend to continue to expand our penetration in certain foreign markets and to enter new and emerging foreign markets. Expansion of our international business will require significant management attention and resources. The profitability of our international operations will largely depend on our continued success in the following areas:

•	securing key relationships to help establish our presence in international markets;

•	hiring and training personnel capable of supporting our customers and managing operations in foreign countries;

•	localizing our business processes to meet the specific needs and preferences of foreign producers and customers, which may differ in certain respects from our experience in North America and Europe;

•	building our reputation and awareness of our services among foreign producers and customers; and

•	implementing new financial, management information and operational systems, procedures and controls to monitor our operations in new markets effectively, without causing undue disruptions to our operations and customer and producer relationships.

In addition, we are subject to risks associated with operating in foreign countries, including:

•	varying and often unclear legal and regulatory requirements that may be subject to inconsistent or disparate enforcement, particularly regarding environmental, health and safety issues and security or other certification requirements, as well as other laws and business practices that favor local competitors, such as exposure to possible expropriation, nationalization, restrictions on investments by foreign companies or other governmental actions;

•	less stable supply sources;

•	competition from existing market participants that may have a longer history in and greater familiarity with the foreign markets where we operate;

•	tariffs, export duties, quotas and other barriers to trade; as well as possible limitations on the conversion of foreign currencies into euros or remittance of dividends and other payments by our foreign subsidiaries;

•	divergent labor regulations and cultural expectations regarding employment;

•	different cultural expectations regarding industrialization, international business and business relationships;

•	different taxes and related regulations;

•	extended payment terms and challenges in our ability to collect accounts receivable;

•	changes in a specific country’s or region’s political or economic conditions;

•	compliance with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act, or the FCPA, the UK Bribery Act and similar anti-bribery laws in other jurisdictions, the violation of which could expose us to severe criminal or civil sanctions; and

•	compliance with anti-boycott, privacy, economic sanctions, anti-dumping, antitrust, import and export laws and regulations by our employees or intermediaries acting on our behalf, the violation of which could expose us to significant fines, penalties or other sanctions.

We may incur fines or penalties, damage to our reputation or other adverse consequences if our employees, agents or business partners violate, or are alleged to have violated, anti-bribery, anti-money laundering, export controls, competition or other laws.

Our significant international operations expose us to a number of anti-bribery, anti-money laundering, export controls, competition and other laws. These laws and regulations apply to companies, individual directors, officers, and employees, and to the activities of agents acting on our behalf, and may restrict our operations, trade practices, and partnering activities. For example, we cannot provide products or services to certain countries or individuals subject to U.S. trade sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of Commerce. In addition, our international operations are subject to U.S. and non-U.S. anti-corruption laws and regulations, such as the FCPA. The FCPA prohibits us from directly or indirectly offering or providing anything of value to a “foreign official” for the purposes of improperly influencing official decisions or obtaining or retaining business or otherwise obtaining an improper business advantage, and requires us as a publicly-traded company to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. In addition, some of the countries in which we operate have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating the FCPA and other anti-corruption laws. We cannot provide assurance that our internal controls will protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including anti-bribery laws, export controls laws, competition laws, anti-money laundering laws, trade sanctions and regulations, and other laws. Any such improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against us or our subsidiaries, and could damage our reputation. Even the allegation or appearance of our employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

The impact of global climate change and laws designed to reduce greenhouse gas emissions may adversely affect our operations and financial performance.

There is growing concern that emissions of greenhouse gases, or GHGs, are causing changes in weather patterns and increasing the frequency and severity of natural disasters and extreme weather events. These events may impair our ability to manufacture and transport our products on a timely basis and may impact our customers’ ability to purchase our products, which could result in a material adverse effect on our business, results of operations and financial condition. In addition, we could be impacted by foreign, federal, state and local laws concerning climate change and emissions of GHGs. Various governmental authorities have proposed measures regulating GHG emissions. If such laws are enacted, we could incur increased energy, environmental and other costs to comply with the limitations, which could affect our business, results of operations and financial condition.

We may be required to recognize impairment charges.

We have significant amounts of goodwill and intangible assets that totaled  €213.8 million and €791.0 million, respectively, as of December 31, 2014. We also had €497.8 million of property, plant and equipment as of December 31, 2014, and incurred an impairment charge in the six months ended June 30, 2015 of €1.7 million with respect to these long-lived assets. In accordance with applicable accounting standards, goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair-value (the present value of the future cash flows that are expected to be derived from the asset) based test annually. Goodwill, intangible assets and property, plant and equipment are subject to assessment for impairment by applying a fair-value based test more frequently if there are indicators of impairment, including:

•	observable indications that the asset’s market value has declined during the period significantly more than would be expected as a result of the passage of time or normal use (changes in market values reflect economic conditions, hence a significant fall in value is worthy of further investigation (at least to consider whether it is relevant) as it could be a symptom of another more pervasive change, for example technological change or a change in demand for the asset’s output);

•	significant adverse changes that have taken place or are expected in the near future in the technological, market, economic or legal environment in which the entity operates or in its markets;

•	increases in interest rates or other market rates of return that may materially affect the discount rate used in calculating the asset’s recoverable amount;

•	the carrying amount of our net assets exceeding our market capitalization;

•	obsolescence or physical damage affecting the asset;

•	significant adverse changes that have taken place or are expected in the near future in the extent to which, or in the way that, an asset is used or expected to be used (this includes the asset becoming idle, plans to discontinue or restructure the operation to which the asset belongs, the asset’s disposal or reassessing the asset’s useful life from indefinite to finite);

•	deterioration in the expected level of the asset’s performance;

•	management’s forecasts of future net cash inflows or operating profits showing a significant decline from previous budgets and forecasts;

•	actual net cash outflows or operating profit or loss being significantly worse than budgeted;

•	operating losses or net cash outflows being forecast; and

•	cash flows for constructing the asset or for maintaining or operating it being significantly higher than those budgeted.

Based upon future economic and financial market conditions, the operating performance of our reportable units and other factors, including those listed above, future impairment charges could be incurred. It is possible that such impairment, if required, could be material. Any future impairment charges that we are required to record could have a material adverse impact on our results of operations.

We are exposed to ongoing litigation and other legal and regulatory actions and risks in the ordinary course of our business, and we could incur significant liabilities and substantial legal fees.

We are subject to the risk of litigation, other legal claims and proceedings, and regulatory enforcement actions in the ordinary course of our business. Also, there may be safety or personal injury risks related to our products which are not known today. The results of legal proceedings cannot be predicted with certainty. We cannot guarantee that the results of current or future legal proceedings will not materially harm our business, reputation or brand, nor can we guarantee that we will not incur losses in connection with current or future legal proceedings that exceed any provisions we may have set aside in respect of such proceedings or that exceed any applicable insurance coverage. The occurrence of any of these events could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Indebtedness

We and our subsidiaries have substantial debt and may incur additional debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities and reduce the value of your investment.

As of June 30, 2015, we had €1,224.0 million of debt outstanding, including €374.8 million of U.S. dollar-denominated borrowings under our First Lien Dollar Credit Facility, €441.7 million of euro-denominated borrowings under our First Lien Euro Credit Facility and €359.3 million of euro-denominated borrowings under our Second Lien Credit Facility. As of June 30, 2015, €4.5 million of our First Lien Revolving Credit Facility was drawn as cash and €0.7 million was drawn in the form of collateral and bank guarantees, and as a result, we had €144.8 million available for borrowings under the First Lien Revolving Credit Facility. In addition, as of June 30, 2015, €15.0 million of our First Lien Revolving Credit Facility was assigned as an ancillary facility to BNP Paribas pursuant to the agreement that governs our First Lien Credit Facility. As of June 30, 2015, €24.7 million of our First Lien Capex Credit Facility was drawn and €17.6 million of borrowings under other credit facilities. Subject to certain limitations set forth in the agreements governing these facilities, we or our subsidiaries may incur additional debt in the future, or other obligations that do not constitute indebtedness, which could increase the risks described below and lead to other risks. The amount of our debt or such other obligations could have important consequences for holders of our ordinary shares, including, but not limited to:

•	our ability to satisfy obligations to lenders may be impaired, resulting in possible defaults on and acceleration of our indebtedness;

•	our ability to obtain additional financing for refinancing of existing indebtedness, working capital, capital expenditures, including costs associated with our international expansion, product and service development, acquisitions, general corporate purposes and other purposes may be impaired;

•	our assets that currently serve as collateral for our debt may be insufficient, or may not be available, to support future financings;

•	a substantial portion of our cash flow from operations could be used to repay the principal and interest on our debt;

•	we may be increasingly vulnerable to economic downturns and increases in interest rates;

•	our flexibility in planning for and reacting to changes in our business and the markets in which we operate may be limited; and

•	we may be placed at a competitive disadvantage relative to other companies in our industry with less debt or comparable debt at more favorable interest rates.

Our ability to generate the significant amount of cash needed to pay interest and principal on our debt and financial obligations and our ability to refinance all or a portion of our debt or obtain additional financing depends on many factors beyond our control.

Our ability to make payments on and refinance our debt, including the Senior Credit Facilities, and to fund our operations will depend on our ability to generate substantial operating cash flow. Our cash flow generation will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, many of which are beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our Senior Credit Facilities or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these remedies may not, if necessary, be effected on commercially reasonable terms, or at all. In addition, the agreement that governs the Senior Credit Facilities may restrict us from adopting any of these alternatives. Because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on our debt.

The agreements governing our indebtedness contain operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.

The agreements governing our indebtedness contain certain operating covenants and other restrictions relating to, among other things, limitations on indebtedness (including guarantees of additional indebtedness) and liens, mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, dividends and other restricted payments, repurchase of shares of share capital and options to purchase ordinary shares and certain transactions with affiliates. In addition, the agreement that governs our First Lien Credit Facility includes certain financial covenants.

The restrictions in the agreements governing our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Failure to comply with these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of additional indebtedness, the pricing of our products, our success at implementing cost reduction initiatives, our ability to successfully implement our overall business strategy or changes in general economic conditions, which may be beyond our control. The breach of any of these covenants or restrictions could result in a default under the agreements that govern these facilities that would permit the lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay such amounts, lenders having secured obligations could proceed against the collateral securing these obligations. The collateral includes all of the assets of the borrowers and their U.S. subsidiaries (with specified exceptions), the capital stock and certain preferred equity certificates of CD&R Millennium Holdco 6 S.à r.l. owned by CD&R Millennium Holdco 5 S.à r.l., the capital stock of German, Dutch and Luxembourg subsidiaries and certain intercompany loans. This could have serious consequences on our financial condition and results of operations and could cause us to become bankrupt or otherwise insolvent. In addition, these covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our business and shareholders. As of June 30, 2015, we are in compliance with all covenants under the agreements that govern our indebtedness.

See “Description of Certain Indebtedness” for additional information about the financial and operating covenants set forth in the agreements governing our indebtedness.

Increases in interest rates would increase the cost of servicing our debt and could reduce our profitability.

The debt outstanding under our Senior Credit Facilities bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. If interest rates increase dramatically, we could be unable to service our debt, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms, or at all.

We have historically relied on debt financing to fund our operations, capital expenditures and expansion. The market conditions and the macroeconomic conditions that affect the markets in which we operate could have a material adverse effect on our ability to secure financing on acceptable terms, if at all. We may be unable to secure additional financing on favorable terms or at all and our operating cash flow may be insufficient to satisfy our financial obligations under the indebtedness outstanding from time to time. The terms of additional financing may limit our financial and operating flexibility. Our ability to satisfy our financial obligations will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our ordinary shares, including ordinary shares sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to Our Ordinary Shares and This Offering

Our ordinary shares have no prior public market and the market price of our ordinary shares may be volatile and could decline after this offering.

Prior to this offering, there has not been a public market for our ordinary shares, and an active market for our ordinary shares may not develop or be sustained after this offering. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore that price may not be indicative of the market price of our ordinary shares after this offering. We cannot assure you that an active public market for our ordinary shares will develop after this offering and, if it does develop, it may not be sustained. In the absence of a public trading market, you may not be able to liquidate your investment in our ordinary shares. In addition, the market price of our ordinary shares may fluctuate significantly. Among the factors that could affect our share price are:

•	industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in our customers’ preferences;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	legislative initiatives;

•	adverse publicity related to us or another industry participant;

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional shareholders or other large shareholders (including CD&R), including future sales;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions or strategic partnerships;

•	any future sales of our ordinary shares or other securities; and

•	additions or departures of key personnel.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future sales of shares by existing holders of our ordinary shares could cause our share price to decline.

Sales of substantial amounts of our ordinary shares in the public market following this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Based on shares outstanding as of                     , 2015, upon completion of this offering, we will have             outstanding ordinary shares (or             outstanding ordinary shares, assuming exercise of the underwriters’ option to purchase additional shares from us in full). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act unless held by “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding as of                     , 2015 will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject, in certain cases, to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into by us, our directors and executive officers and shareholders holding more than     % of our ordinary shares prior to this offering described in “Underwriting.”

The Company, our directors and executive officers and certain beneficial owners of our ordinary shares, including CD&R, who collectively own     % of our ordinary shares prior to this offering have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any ordinary shares without the prior written consent of the representatives of the underwriters, for a period of 180 days, subject to certain exceptions, after the date of this prospectus. Requests for the consent of the representatives of the underwriters to the sale of ordinary shares by the Company, our directors and executive officers or the shareholders party to a lock-up agreement prior to the expiration of these lock-up agreements will be considered on a case-by-case basis by the representatives. When determining whether or not to grant their consent, the representatives may consider, among other factors, the reasons given by us or the relevant shareholder, as applicable, for requesting the consent, the number of ordinary shares for which the consent is being requested and market conditions at such time. Following the expiration of this 180-day lock-up period, approximately             ordinary shares will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Ordinary Shares Eligible for Future Sale” for a discussion of the ordinary shares that may be sold into the public market in the future. In addition, certain of our significant shareholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our ordinary shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. The representatives of the underwriters may, in their sole discretion and at any time, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.” In the future, we may issue additional ordinary shares or other equity or debt securities convertible into ordinary shares in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our ordinary shares to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our ordinary share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our share price or trading volume to decline.

CD&R controls the direction of our business. If the ownership of our ordinary shares continues to be highly concentrated, it could prevent you and other shareholders from influencing significant corporate decisions.

Following the completion of this offering, CD&R will beneficially own approximately     % of the outstanding ordinary shares, assuming that the underwriters do not exercise their option to purchase additional shares. As a result, CD&R will exercise significant influence over all matters requiring shareholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our ordinary shares.

In connection with this offering, we expect to enter into a shareholders’ agreement, or the Shareholders’ Agreement, that will allow CD&R to nominate             directors as long as they own at least     % of our outstanding ordinary shares. In addition, we will be a “controlled company” for the purposes of the NYSE rules, which will provide us with exemptions from certain of the corporate governance standards imposed by the NYSE’s rules. These provisions will allow CD&R to exercise significant control over our corporate decisions and limit the ability of the public shareholders to influence our decision making. See “Risk Factors—Risks Related to Our Ordinary Shares and This Offering—We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.”

We expect that our articles of association will also include a number of provisions that may discourage, delay or prevent a change in our management or control for so long as CD&R owns specified percentages of our ordinary shares. See “Description of Share Capital.” These provisions not only could have a negative impact on the trading price of our ordinary shares, but could also allow CD&R to delay or prevent a corporate transaction that the public shareholders approve of.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, we expect that CD&R will beneficially own approximately     % of the outstanding ordinary shares, assuming that the underwriters do not exercise their option to purchase additional shares. If that occurs, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Accordingly, we intend to rely on exemptions from certain corporate governance requirements. As a result, we may not have a majority of independent directors, our compensation committee and nominating and corporate governance committee may not consist entirely of independent directors and the board committees may not be subject to annual performance evaluations. Additionally, we are only required to have one independent audit committee member upon the listing of our ordinary shares on the NYSE, a majority of independent audit committee members within 90 days from the date of listing and a fully independent audit committee within one year from the date of listing. Consequently, you will not have the same protections afforded to shareholders of companies that are subject to all applicable NYSE corporate governance rules and requirements. Our status as a “controlled company” could make our ordinary shares less attractive to some investors or otherwise harm the price of our ordinary shares.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our share price.

Following this offering, we will be subject to the reporting and corporate governance requirements, the listing standards of the NYSE and the Sarbanes-Oxley Act, which apply to issuers of listed equity, which will impose certain new compliance costs and obligations upon us. The changes necessitated by publicly listing our equity will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place additional demands on our finance and accounting staff and on our financial accounting and information systems. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other shareholder communications, in compliance with the federal securities laws and NYSE rules;

•	define and expand the roles and the duties of our board of directors and its committees; and

•	institute more comprehensive compliance, accounting, information technology, investor relations and internal audit functions.

In particular, upon completion of this offering, the Sarbanes-Oxley Act will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our ordinary shares. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our independent registered public accounting firm. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our independent registered public accounting firm were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our ordinary shares, and could adversely affect our ability to access the capital markets.

Your rights and responsibilities as our shareholder will be governed by Dutch law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Dutch law and the rights and responsibilities of our shareholders are governed by our articles of association and Dutch law. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors will be required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Description of Share Capital.”

Dutch law and our articles of association contain or may contain provisions that may discourage a takeover attempt.

Upon completion of this offering, Dutch law and provisions of our articles of association will impose various procedural and other requirements that may make it more difficult for shareholders to effect certain corporate actions and may make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders.

For example, our articles of association will provide that our shareholders may only suspend or remove the members of our board of directors when     % of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than     % of all of our issued and outstanding shares. In addition, under our articles of association the following actions can only be taken by us when     % of the votes are cast in favor of the resolution for taking the relevant action, provided that the votes cast in favor of the resolution represent more than     % of all issued and outstanding shares:

•	amendment of our articles of association;

•	sale of all or substantially all of our business;

•	major acquisitions and divestitures that require shareholder approval under Dutch law;

•	statutory merger or statutory demerger of the Company; and

•	liquidation or dissolution of the Company.

In evaluating a response to a takeover offer, whether hostile or friendly, our board of directors is required under Dutch law to take into account not only the interests of shareholders, but also the interests of all other stakeholders in the Company, including employees, creditors, customers and other contract parties. Under this legal standard, our board of directors would be authorized to reject a takeover offer that it views as less beneficial to the interests of our employees and other stakeholders than a competing offer, even if the rejected offer were for a higher price than the offer that is accepted. This rule would also apply in an “auction” situation where the Company is actively encouraging competing offers to acquire the Company or its business.

In principle, only approximately one-third of our board of directors will be elected each year. Our directors can at all times be dismissed by a resolution of the general meeting of shareholders. The fact that not all of our directors will be elected each year could have the effect of delaying the date at which a hostile acquirer who acquires a controlling interest in our shares would be able to actually take control of the Company, unless such hostile acquirer acquires a majority interest.

We are a holding company with no significant operations of our own.

We are a holding company with no significant operations of our own. Accordingly, our ability to conduct our operations, service any debt that we may incur in the future and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries. The distribution of those earning or advances or other distributions of funds by our subsidiaries to us, as well as our receipt of such funds, are contingent upon the earnings of our subsidiaries and are subject to various business considerations, contractual obligations, including covenants contained in the agreements governing the Senior Credit Facilities that restrict the ability of our subsidiaries to make certain restricted payments, and applicable law, including the laws of Germany, the United States and other countries in which we operate. If our subsidiaries are unable to make sufficient distributions or advances to us, or if there are limitations on our ability to receive such distributions or advances, we may not have the cash resources necessary to conduct our corporate operations, which could have a material adverse effect on our business, results of operations and financial condition.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the

Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide comparable quarterly information on Form 6-K, or current reports on Form 8-K, upon the occurrence of specified significant events. We will follow Dutch laws and regulations that are applicable to publicly traded Dutch companies listed outside the European Union. However, Dutch laws and regulations applicable to Dutch companies whose shares are not listed on an EU securities exchange do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information, although we will be subject to Dutch laws and regulations having substantially the same effect as Regulation FD. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2016. We would lose our foreign private issuer status if, for example, more than 50% of our total assets are located in the United States as of June 30, 2016. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2017, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the NYSE requirements to have the audit committee appoint our external auditors, NYSE rules for shareholder meeting quorums and record dates and NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices in The Netherlands with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

We will not comply with certain requirements of the Dutch Corporate Governance Code.

Dutch public companies are subject to the Dutch Corporate Governance Code. The Dutch Corporate Governance Code is based on a “comply or explain” principle.

Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands whether they comply with the provisions of the Dutch Corporate Governance Code. If they do not comply with those provisions (e.g., because of a conflicting U.S. requirement), the company is required to give the reasons for such non-compliance. We do not comply with all the best practice provisions of the Dutch Corporate Governance Code. See “Management—Dutch Corporate Governance Code.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Corporate Governance Code.

It may be difficult to enforce a U.S. judgment against us, as our officers and directors are primarily located outside the United States, or to assert U.S. securities laws claims or serve process on our officers and directors.

We are incorporated in The Netherlands. The majority of our executive officers and directors are not citizens or residents of the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S., German or Dutch court, or to effect service of process upon these persons in the United States. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in The Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch Companies or Dutch Company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in The Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our board of directors, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively. See “Enforcement of Civil Liabilities.”

Investors purchasing ordinary shares in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

If you purchase ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. The net tangible deficit per share, calculated as of                     , 2015 and after giving effect to the offering, is $         . At an assumed initial offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, investors purchasing ordinary shares in this offering will experience immediate and substantial dilution of $         per share. In addition, we have issued options to acquire ordinary shares at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares, or if we issue additional equity securities in the future, investors purchasing ordinary shares in this offering will experience additional dilution. See “Dilution.”

We do not intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We do not intend to declare and pay dividends on our ordinary shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in their value. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares. The payment of future dividends, however, will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. The agreements governing our credit facilities also effectively limit our ability to pay dividends. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our ordinary shares.

If we were classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors in our ordinary shares could suffer adverse U.S. federal income tax consequences.

In general, a corporation organized outside the United States is treated as a PFIC (as defined in “Taxation—U.S. Federal Income Tax Considerations For U.S. Holders—Passive Foreign Investment Company Considerations”) for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets (based on an average of quarterly values during a taxable year) is attributable to assets that produce passive income or are held for the production of passive income. We believe that we were not in 2014, and do not currently expect to become, a PFIC. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, there can be no assurance that we will not be a PFIC in any taxable year or that the IRS will agree with our conclusion regarding our PFIC status in any taxable year. The U.S. federal income tax rules applicable to investments in PFICs are very complex, and a U.S. investor may suffer adverse U.S. federal income tax consequences if we were a PFIC. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus contains forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industries in which we operate and including, without limitation, statements relating to our estimated or anticipated financial performance or results.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results to differ materially from those contained in or implied by the forward-looking statements, including those reflected in forward-looking statements relating to our operations and business and the risks and uncertainties discussed in “Risk Factors.” Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

•	general economic conditions, particularly downturns in industrial activity;

•	our ability to successfully implement our business strategies, including achieving our growth objectives;

•	changes in industry demands;

•	the highly competitive environment in which we compete;

•	consolidation of our customer base and suppliers intensifying price pressure;

•	our dependence on demand for products made by our customers, including those imported into and exported from Western Europe and the United States and transported in local markets;

•	the adequacy of our insurance against risks associated with transport of hazardous materials;

•	our ability to procure raw materials;

•	fluctuations in the prices of raw materials and energy;

•	our ability to address the risks associated with acquisitions and strategic investments;

•	liabilities associated with acquisitions and divestitures;

•	our ability to build our finance infrastructure and improve our accounting systems and controls to comply with financial reporting and internal controls requirements for publicly traded companies;

•	the costs associated with complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to regulations regarding “conflict minerals”;

•	currency-related risks;

•	our ability to protect our intellectual property rights without infringing on the intellectual property rights of others;

•	the capital intensive nature of our business;

•	failure in or breach of our operational or information security systems or those of our third-party service providers;

•	failure to protect the security of personal information about our customers;

•	product liability claims and other legal proceedings;

•	the occurrence of natural or man-made disasters;

•	labor disruptions with the unionized portion of our workforce;

•	our ability to retain the members of senior management or attract and retain qualified employees;

•	our ability to successfully identify illegal immigrants in our workforce;

•	tax legislation initiatives or challenges to our tax positions;

•	the put and call options in certain of the agreements that govern our joint ventures;

•	the triggering of a change of control right in one of the agreements that govern our joint ventures;

•	our ability to manage our international operations effectively;

•	risks associated with anti-bribery, anti-money laundering, competition or other laws;

•	the changing climate, climate change regulations and greenhouse gas effects;

•	recognizing additional impairment charges;

•	our exposure to litigation and other legal and regulatory actions and risks;

•	our substantial indebtedness and the restrictions imposed by our debt instruments;

•	our ability to fulfill our obligations incident to being a public company;

•	our ability to maintain foreign private issuer status;

•	CD&R’s ability to control votes of our ordinary shares;

•	any statements of belief or assumption in any of the foregoing;

•	other factors described in this prospectus or in our subsequent filings with the SEC; and

•	other factors beyond our control.

You should read this prospectus, including the uncertainties and factors discussed under “Risk Factors” completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise and changes in future operating results over time or otherwise.

Comparisons of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of approximately $         million in connection with this offering.

We intend to use the net proceeds from this offering (i) to redeem, repurchase or otherwise acquire or retire $         million of our outstanding long-term indebtedness, (ii) to pay related fees and expenses and (iii) to use the remaining proceeds, if any, for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $ million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of             shares in the number of shares offered would increase or decrease the total consideration paid by us to new investors by $             million, assuming the initial public offering price of $             per share (the mid-point of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We distributed €97.5 million to Holdco 2, our sole shareholder, on June 24, 2015. The proceeds of that distribution were then distributed by Holdco 2 to Holdco 1, our indirect parent company. Holdco 1 used the proceeds of this distribution to (i) repay €16.4 million of preferred equity certificates issued to affiliates of CD&R by Holdco 1 and (ii) distribute €80.6 million to the shareholders of Holdco 1, including CD&R and the participants in the MPP, to retire a class of Holdco 1’s outstanding shares. The remaining €0.5 million were reserved for transaction costs. Prior to the completion of this offering, we plan to distribute up to €87.5 million to HoldCo 2. The proceeds of this distribution are planned to be distributed by Holdco 2 to Holdco 1. Holdco 1 plans to use the proceeds of this distribution to (i) repay €16.0 million of preferred equity certificates issued to affiliates of CD&R by Holdco 1 and (ii) distribute €71.5 million to the shareholders of Holdco 1, including CD&R and the participants in the MPP. While this distribution has not yet been approved by the Board of Directors, we intend to pay this distribution upon successful completion of a multinational factoring program. The final amounts of this planned distribution will be determined at the date of the distribution. Other than this, we have not declared or paid cash dividends on our ordinary shares since we were incorporated. Except as outlined above, we currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, restrictions imposed by applicable law, any contractual restrictions and other factors that our board of directors deems relevant. In addition, the agreements that govern our Senior Credit Facilities contain restrictions that limit our ability and the ability of certain of our subsidiaries to pay dividends to shareholders under certain circumstances. See “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis as of June 30, 2015:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale by us of ordinary shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus (and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), and the use of the net proceeds therefrom as described in “Use of Proceeds.”

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our financial statements and related notes included elsewhere in this prospectus.

	Actual	As Adjusted(1)
	(€ in millions, except per share numbers)
Cash and cash equivalents	€ 52.2	€

Debt:
First Lien Dollar Credit Facility	€ 374.8	€
First Lien Euro Credit Facility	441.7
First Lien Revolving Credit Facility	4.5
First Lien Capex Credit Facility	24.7
Second Lien Credit Facility	359.3
Loans from Non-Controlling Interests	1.4
Other Credit Facilities	17.6

Total Borrowings (excluding transaction costs and finance leases)	1,224.0
Transaction Costs	(52.0)

Total Borrowings (excluding finance leases)	1,172.0

Finance Lease liabilities	8.8

Total Borrowings (including current portion)	1,180.8
Total equity (deficit):
Capital Reserve	150.1
Other Comprehensive Income (Loss)	(10.0)
Retained Earning (Deficit)	(29.6)

Equity Attributable to Owners of the Parent	110.5

Non-Controlling Interest	46.6

Total equity	157.1
Total capitalization (does not include cash and cash equivalents)	€ 1,337.9	€

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by $             million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered would increase or decrease the total consideration paid by us to new investors by $             million, assuming the

initial public offering price of $ per share (the mid-point of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The share information as of June 30, 2015 shown in the table above excludes any shares to be reserved for issuance under our management benefit plans that may be adopted prior to the completion of this offering.

DILUTION

If you invest in our ordinary shares, the book value of your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share immediately after this offering.

Our net tangible book value as of                     , 2015 was $         million and net tangible book value per ordinary share was $        . Net tangible book value per ordinary share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of ordinary shares outstanding at                     , 2015.

After giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at                     , 2015 would have been $         million, or $         per ordinary share. This represents an immediate increase in net tangible book value per share of $         to our existing shareholders and dilution in net tangible book value per share of $         to new investors who purchase ordinary shares in this offering. The following table illustrates this per share dilution to new investors:

Initial public offering price per ordinary share		$
Net tangible book value (deficit) per ordinary share as of , 2015	$
Increase per ordinary share attributable to this offering

Net tangible book value (deficit) per ordinary share after this offering		$

Dilution in net tangible book value (deficit) per ordinary share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per ordinary share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $         million, assuming the number of ordinary shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of             shares in the number of ordinary shares offered would increase or decrease the total consideration paid by us to new investors by $         million, assuming the initial public offering price of $         per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of                     , 2015, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ordinary shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
	(Shares in thousands)			(Dollars in millions)
Existing shareholders			%			%	$
New investors			%			%	$

Total		100%			100%		$

If the underwriters were to exercise their option to purchase additional shares in full, the percentage of ordinary shares held by existing shareholders would be     %, and the percentage of ordinary shares held by new investors would be     %.

The share information as of                     , 2015 shown in the table above excludes any shares to be reserved for issuance under our management benefit plans that may be adopted prior to the completion of this offering.

EXCHANGE RATE INFORMATION

The following chart shows for the period from January 1, 2010 through September 11, 2015, the period end, average, high, and low noon buying rates in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York, or the Noon Buying Rate, expressed as dollars per €1.00. These rates may differ from actual rates used in the preparation of the financial statements and other financial information appearing in this prospectus. We make no representation that the euro or U.S. dollar amounts referred to in this prospectus have been, could have been or could, in the future, be converted into U.S. dollars or euro, as the case may be, at any particular rate, if at all.

On September 11, 2015, the Noon Buying Rate for cable transfers between the euro and U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$1.1338.

Year Ended	Period end	Average	High	Low
December 31, 2010	1.3269	1.3262	1.4536	1.1959
December 31, 2011	1.2973	1.3931	1.4875	1.2926
December 31, 2012	1.3186	1.2859	1.3463	1.2062
December 31, 2013	1.3779	1.3281	1.3816	1.2774
December 31, 2014	1.2101	1.3299	1.3927	1.2101

Last Six Months
March 2015	1.0741	1.0836	1.1212	1.0524
April 2015	1.1162	1.0822	1.1174	1.0582
May 2015	1.0994	1.1167	1.1428	1.0876
June 2015	1.1154	1.1226	1.1404	1.0913
July 2015	1.1028	1.0997	1.1150	1.0848
August 2015	1.1172	1.1133	1.1580	1.0868
September 1 to 11, 2015	1.1338	1.1209	1.1338	1.1104

ENFORCEMENT OF CIVIL LIABILITIES

Mauser Group B.V. is incorporated under the laws of The Netherlands. Most of our directors and officers named in this prospectus are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our management board, supervisory board or any of the experts named in this prospectus in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.

As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and The Netherlands, courts in The Netherlands will not automatically recognize and enforce a final judgment rendered by a United States court. In order to obtain a judgment enforceable in The Netherlands, claimants must obtain from a Dutch court leave to enforce the judgment rendered by a United States court. Under current practice, however, a Dutch court will grant leave to enforce, without a review on the merits of the underlying claim, if it finds that:

•	the jurisdiction of the United States court has been based on grounds that are internationally acceptable;

•	the final judgment results from proceedings compatible with Dutch concepts of due process;

•	the final judgment does not contravene public policy of the Netherlands; and

•	the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature.

If no leave to enforce is granted, claimants must litigate the claim again before a Dutch competent court.

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). To obtain compensation for damages, individual claimants can base their claim on the declaratory judgment obtained by the foundation or association but they still need to individually sue the defendant for damages. Alternatively, in order to obtain compensation for damages, the foundation or association and the defendant may reach a settlement, often on the basis of such declaratory judgment. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

OUR HISTORY AND CORPORATE STRUCTURE

Our company was founded in 1896 by Dr. Alfons Mauser in southern Germany. We later moved to Cologne, Germany, where we manufactured a revolutionary packaging solution for the chemical industry: the iron basket (now known as the steel drum). Since then we have continued to diversify into new markets and develop new product innovations and patents that have been instrumental in setting new industry standards, such as the first open head plastic drum in 1967. In 1975, our headquarters was moved to Bruehl, Germany, after which we began to expand our operations into fiber, IBC and reconditioning services. Following the change from a family owned company to an international group in 2003, we executed a buy and build strategy under our former ownership until 2007.

In 2004, we acquired National Container Group, or NCG. Our acquisition of NCG allowed us to significantly expand our reconditioning business and our presence in the United States. We also acquired Mamor S.p.A. in 2004, which increased our market presence in the international IBC business. In 2005, we acquired Russell-Staley Holdings Inc. out of bankruptcy, which significantly expanded our business in the United States.

In April 2007, Dubai International Capital, a large private equity firm, acquired us and expanded our international presence and further diversified our product lines. Since 2007, we have expanded our reconditioning business into new markets through joint ventures (Spain in 2010, Italy in 2011, South Africa in 2012 and Mexico in 2014), greenfields (Russia in 2010, Poland in 2012, Mexico in 2013, China in 2012-13 and Turkey in 2013-14) and bolt-on acquisitions (such as Strawser Steel in 2010, the RTQ reconditioning business in Canada in 2011, Varicon in 2012 and California Fiber Drum in 2013).

In July 2014, CD&R completed the CD&R Acquisition of our then outstanding ordinary shares from Dubai International Capital for a total consideration of approximately €1.2 billion including debt repaid, excluding fees and expenses. We have completed three acquisitions in 2015 at an aggregate purchase price of €22.6 million.

Immediately following the consummation of this offering, we expect that CD&R Millennium Holdco 2 B.V., or Holdco 2, which owned 100% of our outstanding ordinary shares prior to this offering, will own approximately     % of our ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares in this offering. CD&R and members of management are the indirect owners of Holdco 2. We expect that the public shareholders will own approximately     % of our ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares in this offering.

The following chart reflects our organizational structure immediately following consummation of this offering (assuming no exercise of option to purchase additional ordinary shares):

*	Chart does not reflect intermediate holding companies.
**	Not all subsidiaries are guarantors of our Senior Credit Facilities.
***	Through a series of intercompany loans and equity contributions, the proceeds from the issuance of the preferred equity certificates to affiliates of CD&R were transferred to certain of our operating subsidiaries.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information consists of the unaudited pro forma condensed consolidated balance sheet as of June 30, 2015, the unaudited pro forma condensed statement of consolidated result for the six months ended June 30, 2015 and the unaudited pro forma condensed statement of consolidated result for the year ended December 31, 2014. The unaudited pro forma condensed consolidated financial information has been developed by applying pro forma adjustments to our historical condensed interim consolidated balance sheet of the Successor as of June 30, 2015, to our historical condensed interim consolidated statements of comprehensive income (loss) of the Successor for the six months ended June 30, 2015 and to our historical consolidated statements of comprehensive income (loss) of the Predecessor for the period from January 1, 2014 through July 31, 2014 and the Successor for the period from April 30, 2014 through December 31, 2014 included elsewhere in this prospectus.

The Successor period started on April 30, 2014. For the Successor period from April 30, 2014 through July 31, 2014 there was no operating activity. Operations at the Successor commenced on July 31, 2014 as a result of the CD&R Acquisition.

The unaudited pro forma condensed statements of consolidated result give effect to the following, as if it had been consummated on January 1, 2014:

•	CD&R Acquisition that was completed on July 31, 2014;

•	the distributions as described in “Dividend Policy;” and

•	the completion of this offering as described in “Use of Proceeds” and “Capitalization.”

Our unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information that are: (1) directly attributable to the CD&R Acquisition, the distributions as described in “Dividend Policy,” or the completion of this offering; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed statements of consolidated result, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial information does not include certain expenses, including, but not limited to, legal and advisory fees related to the CD&R Acquisition. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed financial information was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is not necessarily indicative of operating results that would have resulted had the CD&R Acquisition, distributions as described in “Dividend Policy,” or the completion of this offering been consummated as of January 1, 2014. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed statement of consolidated result does not give effect to the potential impact of current financial conditions, any integration costs or any anticipated synergies, operating efficiencies or cost savings that may or may not result from the CD&R Acquisition, the distributions as described in “Dividend Policy,” or the completion of this offering.

The unaudited pro forma condensed statement of consolidated result, including the notes thereto, should be read in conjunction with the historical Predecessor and Successor financial statements included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2015

	Successor
	As of June 30, 2015	Pro forma adjustments for the distributions1)	Pro forma adjustments for the offering2)	Pro forma as of June 30, 2015
	€ millions
Non-current assets
Intangible assets	€1,043.9			€1,043.9
Property, plant and equipment.	511.6			511.6
Investments	5.3			5.3
Non-current financial assets	0.9			0.9
Deferred tax assets	32.9			32.9
Other non-current assets	5.3			5.3

Total non-current assets	1,599.9			1,599.9

Current assets
Inventories	85.8			85.8
Trade and other receivables	183.5			183.5
Current financial assets	0.1			0.1
Current income tax assets	2.0			2.0
Other current assets	40.4			40.4
Assets held for sale	0.5			0.5
Cash and cash equivalents	52.2			52.2

Total current assets	364.5			364.5

Total assets	1,964.4			1,964.4

Equity
Subscribed capital	0.0			0.0
Capital reserves	150.1			150.1
Other comprehensive income (loss)	(10.0)			(10.0)
Retained earnings (deficit)	(29.6)			(29.6)

Equity attributable to owners of the parent	110.5			110.5

Non-controlling interest	46.6			46.6

Total equity	€157.1			€157.1

Non-current liabilities
Long-term borrowings	€1,161.6			€1,161.6
Pensions and similar obligations	30.9			30.9
Non-current provisions	1.7			1.7
Deferred tax liabilities	364.5			364.5
Other non-current liabilities	2.0			2.0

Total non-current liabilities	1,560.7			1,560.7

Current liabilities
Short-term borrowings	19.2			19.2
Trade and other payables	120.2			120.2
Current provisions	9.3			9.3
Current income tax liabilities	19.8			19.8
Other current liabilities	78.1			78.1

Total current liabilities	246.6			246.6

Total liabilities	1,807.3			1,807.3

Total equity and liabilities	€1,964.4			€1,964.4

Unaudited Pro Forma Condensed Statement of Consolidated Result for the six months ended June 30, 2015

	Successor
	Six months ended June 30, 2015	Pro forma adjustments for the distributions1)	Pro forma adjustments for the offering2)	Pro forma for the six months ended June 30, 2015
	€ millions
Revenue	€693.9			€693.9
Cost of sales	(575.9)			(575.9)

Gross profit	118.0			118.0

Selling, general and administrative expenses	(62.5)			(62.5)
Other operating income	0.1			0.1
Other operating expenses	(2.2)			(2.2)
Transaction related costs	(0.3)			(0.3)

Operating result	53.1			53.1

Finance income	7.9			7.9
Finance costs	(44.3)			(44.3)

Financial result	(36.4)			(36.4)

Share of profit (loss) of investments accounted for using the equity method	(0.1)			(0.1)

Result before taxes	16.6			16.6

Income taxes	(8.3)			(8.3)

Consolidated result for the period	€8.3			€8.3

Thereof attributable to:				—
Owners of the parent	5.9			5.9
Non-controlling interests	2.4			2.4

	8.3			8.3

Earnings per share attributable to the owners of the parent
Basic earnings per share
Diluted earnings per share

Consolidated result for the period per share:

Basic
Diluted

Weighted average ordinary shares used in computing consolidated result for the period per share:

Basic
Diluted

Unaudited Pro Forma Condensed Statement of Consolidated Result for the year ended December 31, 2014

	Successor	Predecessor
	From April 30, 2014 through December 31, 2014	From January 1, 2014 through July 31, 2014	Pro Forma adjustments for the CD&R Acquisition3)	Note	Pro Forma adjustments for the distribution1)	Pro Forma adjustments for the offering2)	Pro Forma year ended December 31, 2014
	(€ in millions, except share and per share data)
Revenues	€523.7	€720.0	—				€1,243.7
Cost of sales	(449.6)	(601.5)	(0.3)	(A)			(1,051.4)

Gross Profit	74.1	118.5	(0.3)				192.3

Selling, general and administrative expenses	(43.8)	(69.1)	(5.2)	(A)			(118.1)
Other operating income	0.2	2.0	—				2.2
Other operating expenses	(0.4)	(4.3)	—				(4.7)
Transaction related costs and reversals	(27.0)	(12.2)	34.3	(B)			(4.9)

Operating result (EBIT)	3.1	34.9	28.8				66.8

Finance income	6.0	6.5	—				12.5
Finance costs	(37.0)	(47.8)	(4.4)	(C)			(89.2)

Financial result	(31.0)	(41.3)	(4.4)				(76.7)

Share of profit of equity accounted investees	(0.6)	0.1	—				(0.5)

Result before taxes (EBT)	(28.5)	(6.3)	24.4				(10.4)

Income taxes	(4.6)	(12.7)	(7.3)	(D)			(24.6)

Consolidated result for the year	€(33.1)	€(19.0)	€17.1				€(35.0)

Thereof attributable to:
Owners of the parent	(33.9)	(21.0)	17.1				(37.8)
Non-controlling interests	0.8	2.0	—				2.8
Consolidated result for the year per share:
Basic
Diluted
Weighted average ordinary shares used in computing consolidated result for the period per share:
Basic
Diluted

1)	Pro forma adjustments for the distributions

•	Reflects the additional €87.5 million distribution to HoldCo 2 we plan to make prior to the completion of this offering. We intend to pay this distribution upon successful completion of a multinational factoring program.

•	Reflects the increase in interest expense associated with the additional draw down of $102 million in order to fund the €97.5 million distribution on June 24, 2015.

2)	Pro forma adjustments for the offering

Reflects:

It is anticipated that this offering will raise $         million from the sale of our ordinary shares in this offering. It is expected that the net proceeds after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the ordinary shares are sold at the mid-point of the price range set forth on the cover page of this prospectus, will be approximately $             million.

We intend to use the net proceeds of this offering (i) to redeem, repurchase or otherwise acquire or retire $             million of our outstanding long term indebtedness, (ii) to pay related fees and expenses and (iii) to use the remaining proceeds, if any, for general corporate purposes.

It is anticipated that there will be a reduction in interest expense associated with the redemption, repurchase or otherwise acquisition or retirement of $             million of our outstanding long-term indebtedness.

3)	Pro forma adjustments for the CD&R Acquisition

3(A)	The adjustment in cost of sales and selling, general and administrative expenses reflects adjustments of depreciation amortization expense related to the fair value and useful lives adjustments to property, plant and equipment and intangible assets assuming the CD&R Acquisition had been consummated on January 1, 2014. Both asset values and remaining useful lives were determined as part of the purchase price allocation, or PPA, performed on July 31, 2014. See the PPA below.

Property, plant and equipment	As adjusted for Acquisition
Asset PPA (Includes buildings, technical equipment a machinery less payments & assets under construction of €19.8 million)	404.4
Net book value	404.4
Weighted average useful life	11.9
Annual depreciation expense	(33.9)

In connection with the CD&R Acquisition, detailed analyses of the Predecessor’s property, plant and equipment were carried out. In certain cases, the useful lives were beyond the useful lives assigned by the Predecessor for purposes of depreciation. Therefore, the Successor increased the useful lives for certain plant and machinery prospectively to reflect their expected remaining useful lives. Property, plant and equipment is depreciated on a straight-line basis with estimated useful lives ranging from 5 to 50 years.

Intangible assets	As adjusted for Acquisition
Asset PPA (Includes technology and other rights, customer relationships, software and €0.5 million of licences, excludes trademarks)	716.8
Net book value	716.8
Weighted average useful life	21.3
Annual amortization expense	(33.6)

In connection with the CD&R Acquisition, detailed analyses of the Predecessor’s intangible assets were carried out. As a result of these analyses, it was determined that certain customer relationships, as well as technology and other rights, had longer useful lives than those assigned by the Predecessor. Therefore, the Successor increased the useful lives for customer relationships from 15 years to 20 to 30 years to reflect the expected benefits of its relationships with certain long term and recurring customers, some of which are over 100 years old. Additionally, the useful lives of technology and other rights were increased to reflect their expected future benefits.

Purchase Price Allocation	As of July 31, 2014
€ millions
Assets
Trademarks and licenses	€52.9
Technology and other rights	140.8
Customer relationships	570.3
Software	5.2
Land	49.6
Buildings	83.4
Technical equipment and machinery	340.8
Deferred tax assets	34.6
Other non-current assets	33.0
Inventory	77.3
Trade and other receivables	158.6
Other current assets	65.2
Cash and cash equivalents	33.6
Liabilities
Pensions and similar obligations	(31.3)
Borrowings	(776.5)
Trade and other payable	(243.1)
Contingent liabilities	(9.3)
Deferred tax liabilities	(336.7)

Total identifiable net assets	€248.4

Consideration attributable to non-controlling interest	€(44.3)
Goodwill	202.6

Total consideration	€406.7

Depreciation expense represented in cost of sales was decreased by an amount of €2.3 million in the unaudited pro forma condensed statement of consolidated result for the year ended December 31, 2014. The additional amortization expense presented as part of cost of sales amounts to €2.6 million.

Depreciation expenses represented in selling, general and administrative expenses were decreased by an amount of €0.2 million in the unaudited pro forma condensed statement of consolidated result for the year ended December 31, 2014. The decrease in depreciation expense reflects a positive fair value adjustment to property, plant and equipment that was offset by the application of longer useful lives in the Successor’s financial statements, assuming the CD&R Acquisition had been consummated on January 1, 2014. The additional amortization expense presented in selling, general and administrative expenses amounts to €5.4 million.

	Predecessor
	Historical from Jan, 1 2014 through July 31, 2014	From Jan, 1 2014 through July 31, 2014 as adjusted for the CD&R Acquisition	Pro forma adjustment
Cost of Sales
Depreciation expense	(20.2)	(17.9)	2.3
Amortization expense	(1.9)	(4.5)	(2.6)

Total	(22.1)	(22.4)	(0.3)
Selling, general and administrative expenses
Depreciation expense	(2.1)	(1.9)	0.2
Amortization expense	(9.7)	(15.1)	(5.4)

Total	(11.8)	(17.0)	(5.2)

3(B)	The pro forma adjustment reflects the removal of certain transaction expenses incurred by the Successor of €34.3 million related to the CD&R Acquisition on July 31, 2014, including the related write off of the deferred financing costs of the Predecessor’s extinguished senior credit facility of €10.3 million, acquisition related advisory fees of €17.1 million, legal advisory fees of €3.1 million, tax related advisory fees of €2.0 million and other acquisition related costs containing notary fees, insurance fees and rating agency costs of €1.8 million.

3(C)	In connection with the CD&R Acquisition, the Successor entered into the Senior Credit Facilities. The table below illustrates the amounts drawn on the Senor Credit Facilities at close of the CD&R Acquisition:

Senior Credit Facilities (in millions)	Drawn on July 31, 2014	Components of interest rate	Interest rate
First Lien Euro Credit Facility (EUR)	445.0	Euribor (Floor: 1.0%) + 3.75%	4.75%
First Lien Dollar Credit Facility (USD)	320.0	USD-Libor (Floor: 1.0%) + 3.50%	4.50%
Second Lien Credit Facility (USD)	402.0	USD-Libor (Floor: 1.0%) + 7.25%	8.25%

A rise of current interest rate levels to above the 1% floor would be required to increase our interest expense and a reduction in interest rates would have no impact. A hypothetical 0.125% increase or decrease in interest rates would have increased or decreased interest expense by €0.0 million and €0.0 million, respectively, for the pro forma twelve months period ended as of December 31, 2014, because the interest rate would not have increased above the EURIBOR or USD-LIBOR floor of 1%.

With the proceeds from the new term loan we repaid the then-existing senior credit facility with third-party financial institutions and shareholder loans with existing shareholders on July 31, 2014. For our unaudited pro forma condensed consolidated result, both of these events are assumed to have occurred on January 1, 2014 and result in an adjustment to increased financing costs of €4.4 million (see note 3.B above for the pro forma adjustments to remove the €10.3 million related write off of the deferred financing cost of the Predecessor’s extinguished senior credit facility).

The following table reflects the adjustments in our unaudited pro forma condensed statement of consolidated result related to financing costs:

Finance costs	€ millions
Interest expense (Includes €0.5 million of commitment Fees)	€(33.9)
Amortization of capitalized transaction costs	(3.2)

Recognition of total costs from new financing	(37.1)
Interest expense	30.4
Amortization of capitalized transaction costs	2.3

Derecognition of total costs from former financing	32.7

Total finance costs pro forma adjustment	€(4.4)

3(D)	Reflects an income tax expense adjustment for the items noted in (3.A) through (3.C), calculated at a weighted statutory tax rate of 30%.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected historical financial data. We have derived the summary statement of operations and cash flow data for the period from April 30, 2014 through December 31, 2014 (Successor) and the balance sheet data as of December 31, 2014 (Successor) from the Successor’s audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected statement of operations and cash flow data for the period from January 1, 2014 through July 31, 2014 and the years ended December 31, 2013 and 2012 (Predecessor) and the selected balance sheet data as of December 31, 2013 (Predecessor) from the Predecessor’s audited financial statements included elsewhere in this prospectus. We have derived the selected statement of operations and cash flow data for the years ended December 31, 2011 and 2010 (Predecessor) and the selected balance sheet data as of December 31, 2012, 2011 and 2010 (Predecessor) from the Predecessor’s unaudited financial information not included in this prospectus. We have derived the selected statement of operations and cash flow data for the six months ended June 30, 2015 (Successor) and the balance sheet data as of June 30, 2015 (Successor) from the Successor’s unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. We have derived the selected statement of operations and cash flow data for the six months ended June 30, 2014 (Predecessor) and the balance sheet data as of June 30, 2014 (Predecessor) from the Predecessor’s unaudited condensed interim consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair statement of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. We prepare our financial statements in accordance with IFRS as adopted by the IASB. Our historical results are not necessarily indicative of the results that should be expected in the future. We have derived the other financial data for the years ended December 31, 2011 and 2010 from the Predecessor’s unaudited financial statements (not included in this prospectus) adjusted to be consistent with IFRS as adopted by the IASB.

This selected historical consolidated financial data should be read in conjunction with the disclosures set forth under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Successor(1)		Predecessor
	Six Months Ended June 30, 2015	From Apr 30 through Dec. 31, 2014	Six Months Ended June 30, 2014	From Jan 1 through July 31, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012(2)	Year Ended Dec. 31, 2011(2)	Year Ended Dec. 31, 2010(2)
	(€ in millions, except share and per share data)
Statement of operations:
Revenue	€693.9	€523.7	€610.1	€720.0	€1,146.4	€1,141.7	€1,097.0	€1,021.4
Cost of sales	(575.9)	(449.6)	(511.4)	(601.5)	(976.1)	(990.6)	(955.3)	(896.6)

Gross profit	118.0	74.1	98.7	118.5	170.3	151.1	141.7	124.8

Selling, general and administrative expenses	(62.5)	(43.8)	(59.1)	(69.1)	(103.3)	(92.9)	(93.5)	(96.0)
Other operating income	0.1	0.2	1.9	2.0	4.0	17.6	1.1	0.5
Other operating expenses	(2.2)	(0.4)	(4.1)	(4.3)	(11.6)	(14.6)	(5.6)	(1.9)
Transaction related costs	(0.3)	(27.0)	(7.7)	(12.2)	(2.8)	(0.0)	—	—

Operating result	53.1	3.1	29.7	34.9	56.6	61.2	43.7	27.4

Finance income	7.9	6.0	6.2	6.5	18.6	14.8	39.1	30.3
Finance costs	(44.3)	(37.0)	(39.6)	(47.8)	(76.1)	(81.3)	(118.7)	(107.0)

Financial result	(36.4)	(31.0)	(33.4)	(41.3)	(57.5)	(66.5)	(79.6)	(76.7)

Share of profit (loss) of investments accounted for using the equity method	(0.1)	(0.6)	0.1	0.1	0.6	(0.7)	0.1	0.2

Result before taxes	16.6	(28.5)	(3.6)	(6.3)	(0.3)	(6.0)	(35.8)	(49.1)

Income taxes	(8.3)	(4.6)	(7.2)	(12.7)	(15.4)	(14.4)	(5.3)	(5.2)

Consolidated result for the period	8.3	(33.1)	(10.8)	(19.0)	(15.7)	(20.4)	(41.1)	(54.3)

Thereof attributable to:
Owners of the parent	5.9	(33.9)	(12.5)	(21.0)	(17.3)	(22.8)	(43.8)	(57.0)
Non–controlling interests	2.4	0.8	1.7	2.0	1.6	2.4	2.7	2.7

	€8.3	€(33.1)	€(10.8)	€(19.0)	€(15.7)	€(20.4)	€(41.1)	€(54.3)

	Successor(1)		Predecessor
	Six Months Ended June 30, 2015	From Apr 30 through Dec. 31, 2014	Six Months Ended June 30, 2014	From Jan 1 through July 31, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012(2)	Year Ended Dec. 31, 2011(2)	Year Ended Dec. 31, 2010(2)
(€ in millions, except share and per share data)
Consolidated result for the period per share:
Basic
Diluted

Weighted average ordinary shares used in computing consolidated result for the period per share:
Basic
Diluted

	Successor		Predecessor
	As of June 30, 2015	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	(€ in millions)
Balance sheet data:
Cash and cash equivalents	€52.2	€72.0	€44.3	€53.3	€74.1	€45.2
Total assets	1,964.4	1,892.9	1,100.2	1,140.0	1,181.0	1,141.2
Long-term borrowings	1,161.6	1,007.8	918.1	866.1	849.3	849.1
Total equity	157.1	249.1	(204.1)	(169.2)	(137.4)	(134.5)

(1)	The Successor period started on April 30, 2014 when Mauser Group B.V. was incorporated. For the Successor period from April 30, 2014 to July 31, 2014 there was no operating activity. Operations at the Successor commenced on July 31, 2014 as a result of the CD&R Acquisition.
(2)	The Predecessor’s statement of operations data for the years ended December 31, 2012, 2011 and 2010 include revenue and related expenses from operations of Mauser Holding Asia Pte. Ltd, Singapore, Singapore, and Pack Delta Public Company Ltd., Bangkok, Thailand, as well as to the disposition of the assets related to the steel reconditioning activities of Mauser Holding USA, LLC, National Container Group, LLC, American Container Net, LLC, ACN- Pittsburgh, LLC, ACN- Providence, LLC, ACN- Logistics, LLC, ACN- Burbank, LLC, and ACN- Richmond, LLC that were disposed of during the year ended December 31, 2012. As a result, €11.4 million, €2.1 million and €1.1 million are recognized in the Predecessor’s operating result for the years ended December 31, 2012, 2011 and 2010, respectively, which may not be comparable to the other periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements for many reasons, including as a result of the risks described in “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements and Information,” “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Information,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus.

Our fiscal year ends December 31 and, unless otherwise noted, references to years or fiscal years are for fiscal years ended December 31.

Overview

Mauser is a leading global supplier of rigid packaging products and services for industrial use. We believe that we hold the number 1 or number 2 market position in the markets we serve based on revenue or capacity utilization in all of the categories of products and services we offer. The categories of products and services we provide represent an approximately €7 billion global market within the €15 billion global rigid industrial packaging industry, which is forecasted to grow at a CAGR of approximately 4.0% from 2014 through 2020. Our comprehensive product and service offering includes plastic, metal and fiber drums, intermediate bulk containers, or IBCs, and the collection, reconditioning and resale of used IBCs and plastic drums. We believe that this combination of products and services represents a differentiated business model and creates a unique value proposition that has allowed us to profitably (as measured by Adjusted EBITDA) grow faster than our end markets while generating significant cash, with Adjusted EBITDA efficiency in excess of 70% in the year ended December 31, 2014. Our differentiated business model is based on a full lifecycle management approach whereby we develop and produce new containers with machinery that we design and build in-house and collect, recondition and resell used IBCs and plastic drums.

The CD&R Acquisition and Dividend Recapitalization Transaction

CD&R Acquisition

Mauser Holding S.à r.l. was used as a vehicle for the acquisition of the former Mauser Holding GmbH by CD&R that was completed on July 31, 2014. We refer to this transaction as the “CD&R Acquisition.” During the Successor period from April 30, 2014 through July 31, 2014, the activities of Mauser Group B.V. related only to preparation of the CD&R Acquisition.

On the closing date of the CD&R Acquisition, we repaid all amounts outstanding under the Predecessor’s existing credit facilities and the agreements governing these facilities were terminated and we borrowed approximately €1,037.9 million under the Senior Credit Facilities.

The following table presents the consideration paid for the Predecessor:

As of July 31, 2014
€ millions
Cash	€411.1
Refund from escrow	(4.4)

Total consideration	€406.7

The fair value of assets acquired and the liabilities assumed at the closing of the CD&R Acquisition date based on the purchase price allocation were as follows.

As of July 31, 2014
€ millions
Assets
Trademarks and licenses	€52.9
Technology and other rights	140.8
Customer relationships	570.3
Software	5.2
Land	49.6
Buildings	83.4
Technical equipment and machinery	340.8
Deferred tax assets	34.6
Other non-current assets	33.0
Inventory	77.3
Trade and other receivables	158.6
Other current assets	65.2
Cash and cash equivalents	33.6
Liabilities
Pensions and similar obligations	(31.3)
Borrowings	(776.5)
Trade and other payable	(243.1)
Contingent liabilities	(9.3)
Deferred tax liabilities	(336.7)

Total identifiable net assets	€248.4

Consideration attributable to non-controlling interest	€(44.3)
Goodwill	202.6

Total consideration	€406.7

Assets and liabilities denominated in foreign currencies were translated using the exchange rates as of the date of the CD&R Acquisition. The Successor has elected to measure the non-controlling interest in all non-100% owned entities using the partial goodwill method. The CD&R Acquisition resulted in fair value of pension provisions of €31.3 million and cash of €33.6 million. Finance costs were capitalized. The purchase price of €406.7 million was paid in its entirety by transferring cash funds. Adjustments to fair value of land and buildings of €16.4 million, machinery and equipment of €42.8 million and inventories of €0.7 million had to be recognized for assets acquired in the CD&R Acquisition. The gross contractual amount for trade receivables due was €160.5 million, of which €1.9 million are expected to be uncollectable. Contingent liabilities have been recognized in an amount of €9.3 million mainly for tax risks and long-term energy contracts.

Dividend Recapitalization Transaction

On June 24, 2015, we incurred an additional €89.9 million of indebtedness under our First Lien Dollar Credit Facility. The proceeds of the additional debt, together with cash from our balance sheet, were used to make a distribution of €97.5 million to our sole shareholder on June 24, 2015. The proceeds of that distribution were then distributed by Holdco 2 to Holdco 1, our indirect parent company. Holdco 1 used the proceeds of this distribution to (i) repay €16.4 million of preferred equity certificates issued to affiliates of CD&R by Holdco 1 and (ii) distribute €80.6 million to the shareholders of Holdco 1, including CD&R and certain of our members of management and employees, to retire a class of Holdco 1’s outstanding shares. The remaining €0.5 million were reserved for transaction costs. We refer to this transaction as the “Dividend Recapitalization.”

Acquisition History

Since the beginning of 2007, we have completed 28 acquisitions and 4 dispositions. The chart below outlines our acquisition and disposition history since 2007 by year:

	Acquisitions		Dispositions
Year	Number of Acquisitions	Aggregate Purchase Price	Number of Dispositions	Aggregate Sale Price
	(€ in millions)		(€ in millions)
2007	5	€10.2	—	—
2008	4	15.7	—	—
2009	1	9.1	—	—
2010	2	13.7	—	—
2011	3	14.9	—	—
2012	5	18.2	2	€29.6
2013	2	11.6	—	—
2014	3	6.9	1	1.1
2015	3	22.6	1	0.9

Included among our 2015 acquisitions is the acquisition of IBC North America, or IBC NA. IBC NA operates three manufacturing and five reconditioning facilities in the United States. We expect that the acquisition of IBC NA will allow our reconditioning business to better serve the North American markets, particularly in the agricultural chemicals industry.

Reportable Segments

The Successor and Predecessor businesses are divided among the following five reportable segments: North America, Europe, South America, Asia and Reconditioning. In addition to these reportable segments, holding entities, the machinery business and other intercompany eliminations are shown within “other and consolidation” as these entities or entries are not regarded significant for management reporting purposes. Because of the impact of pass through of raw material costs and pricing and product mix on our results, management focuses on gross profit rather than revenue to evaluate the operating performance of the segments. Adjusted EBITDA is our principal segment measure of profitability. See “—Adjusted EBITDA.”

Basis of Presentation

As a result of the CD&R Acquisition, this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes financial information about Mauser Group B.V., or the Successor, and the financial information about Mauser Holding GmbH, or the Predecessor. The financial information for the period April 30, 2014 through December 31, 2014 represents the financial information of the Successor. The financial information for the period from January 1, 2014 to July 31, 2014, and for the years ended December 31, 2013 and 2012, represents the financial information of the Predecessor. Unless the context otherwise requires, references to “we” or “us” refer to the Predecessor and the Successor collectively.

On July 31, 2014, as a result of the CD&R Acquisition and related transactions, the Predecessor ceased to exist.

Due to the application of purchase accounting and the presentation of an abbreviated financial year from the Successor’s incorporation date April 30, 2014 through December 31, 2014, the Successor’s financial information may not be comparable to the Predecessor’s financial information and may not be indicative of future performance. As a result, a unaudited pro forma condensed statement of consolidated result for the year ended December 31, 2014 has been included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to allow investors to compare our results to the prior year.

Adjusted EBITDA

Adjusted EBITDA is our principal segment measure of profitability for our five reportable segments. In addition, we use Adjusted EBITDA as a key performance indicator to gauge growth, projects related to our continuous improvement program and overall performance as well as to manage costs and allocate resources among our segments.

Adjusted EBITDA represents consolidated result for the period before income taxes, finance income, finance costs, share of profit (loss) of investments accounted for using the equity method, depreciation and amortization of and impairment losses on property, plant and equipment and intangible assets, certain restructuring, severance and management equity plan costs, start up and acquisition costs, shutdown costs, consulting costs, transaction related costs and other income and expense items. We believe that Adjusted EBITDA enhance our investors’ understanding of our financial performance. Although Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that they are frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report Adjusted EBITDA. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Disclosure in this prospectus of Adjusted EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA should not be considered as an alternative to net profit or any other performance measure derived in accordance with IFRS. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by certain restructuring, severance and management equity plan costs, start up and acquisition costs, shutdown costs, consulting costs, transaction related costs and other income and expense items.

The following table reconciles consolidated result for the period to Adjusted EBITDA for all periods presented:

	Successor	Pro Forma	Predecessor
	Six Months Ended June 30, 2015	Year Ended Dec. 31, 2014	Six Months Ended June 30, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012
	(€ in millions)
Consolidated result for the period	€8.3	€(35.0)	€(10.8)	€(15.7)	€(20.4)
Income taxes	8.3	24.6	7.2	15.4	14.4
Finance income	(7.9)	(12.5)	(6.2)	(18.6)	(14.8)
Finance costs	44.3	89.2	39.6	76.1	81.3
Share of profit (loss) of investments accounted for using the equity method	0.1	0.5	(0.1)	(0.6)	0.7
Depreciation/amortization of and impairment losses on property, plant and equipment and intangible assets	40.3	68.9	29.4	60.8	63.1

EBITDA	93.4	135.7	59.1	117.4	124.3

Adjustments to EBITDA(1)	4.3	26.4	20.5	25.0	9.0

Adjusted EBITDA	€97.7	€162.1	€79.6	€142.4	€133.3

(1)	Adjustments to EBITDA relate to certain restructuring, severance and management equity plan costs, start up and acquisition costs, shutdown costs, consulting costs, transaction related costs and other income and expense items. We had significant expenses of €32.8 million (resulting in a €25.0 million adjustment to EBITDA offer netting other income items) and €27.2 million (resulting in a €9.0 million adjustment to EBITDA after netting other income items) in the years ended December 31, 2013 and 2012, respectively, due to expenditures on our projects related to our continuous improvement program. These initiatives have largely been completed. We also had significant expenses of €28.7 million (resulting in a €26.4 million adjustment to EBITDA after netting other income items) in the year ended December 31, 2014 as a result of €10.5 million related to management equity plan costs, €4.9 million of transaction related advisor costs, €4.0 million related to a step up inventory costs related to the purchase price allocation following the CD&R Acquisition and other restructuring costs. We also had expenses of €4.7 million (resulting in a €(4.3) million adjustment to EBITDA after netting other income items) in the six months ended June 30, 2015 as a result of €0.9 million related to management equity plan costs, €1.3 million related to payment of a service fee to CD&R, €0.4 million in costs related to the acquisition of IBC North America, €0.8 million in costs related to integration and shut down of two sites, €1.0 million in consulting and advisor fees related to Dividend Recapitalization and €0.4 million in the write off of a receivable related to the recovery of excess social contribution tax payments in Brazil. Below is a table showing our adjustments to calculate Adjusted EBITDA for the periods presented.

	Successor	Pro Forma	Predecessor
	Six Months Ended June 30, 2015	Year Ended Dec. 31, 2014	Six Months Ended June 30, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012
	(€ in millions)
Restructuring, severance and management equity plan costs(i)	€(1.8)	€(16.5)	€(9.1)	€(17.5)	€(12.2)
Start up and acquisition costs(ii)	(0.4)	(0.5)	(0.3)	(2.6)	(5.4)
Shutdown costs(iii)	(0.8)	(0.6)	0.1	(4.9)	(5.0)
Consulting costs(iv)	0.0	(0.2)	(0.2)	(1.3)	(2.7)
Transaction related costs(v)	(0.3)	(4.9)	(7.7)	(2.8)	—
Other expense items(vi)	(1.4)	(6.0)	(3.6)	(3.7)	(1.9)
Other income items(vii)	0.4	2.3	0.3	7.8	18.2

Total adjustments to EBITDA	€(4.3)	€(26.4)	€(20.5)	€(25.0)	€(9.0)

(i)	Restructuring, severance, and management equity plan costs include €(0.9) million, €9.4 million, €(10.5) million, €(4.7) million and €(4.6) million in the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, respectively, related to management equity plans. Other restructuring, severance, and management equity plan costs are also related to facility consolidation initiatives and organizational changes, including severance for employees terminated in connection with these initiatives.
(ii)	Start up and acquisition costs are related to setting up new operations and joint ventures, including all necessary expenditures prior to the first recognition of revenue at these new operations and joint ventures. Start up and acquisition costs also include costs for due diligence and advisor costs in connection with startup operations.
(iii)	Shutdown costs are related to the closing of operations, including book value losses, clean-up initiatives and legacy rent.
(iv)	Consulting costs are the costs associated with external advice and expertise, including consultants for organizational improvements, IT optimizations, procurement support and HR support.
(v)	Transaction related costs are primarily the costs associated with the CD&R Acquisition.
(vi)	Other expense items relate to litigation settlements, regulatory cases and other miscellaneous items.

(vii)	Other income items are primarily related to book gains resulting from the sale of idle assets, adjustment of pension provisions resulting from legal changes or changes of retirement age, reimbursements and payments from insurance and releases of other provisions. In the year ended December 31, 2012, other income items are primarily related to the gain on the sale of the steel reconditioning activities in the United States.

Key Factors and Trends Affecting Our Operating Results and Financial Condition

We believe that our operating and business performance are driven by various factors that affect our business.

Economic Conditions and Industry Trends. Because the vast majority of the products we sell are used in industrial production, the industrial packaging market has historically performed in line with broader industrial production trends as well as trends in end markets affecting industrial production. As general economic conditions improve or deteriorate, industrial production generally and industrial packaging more specifically tend to move correspondingly, particularly in those industry sectors or geographic areas most directly affected by the changed economic conditions.

Acquisitions and Joint Ventures. We routinely enter into strategic acquisitions and joint ventures to expand into new markets, new platforms and new geographies in an effort to better service existing customers and attract new ones. We incur transaction and integration costs prior to fully realizing the benefits of acquisition synergies. Joint ventures often require significant investments before they begin operations and we incur many of these costs prior to realizing any gain on the investment in the joint venture. If we are unable to recoup these costs, it could have a significant impact on our business.

Changes in Product Mix. Management estimates based on industry data that IBC and reconditioning products have more than quintupled their share of the rigid industrial packaging market, from less than 5% in 1995, to more than 25% today. IBCs offer significant advantages over traditional steel or plastic drums as they are easier to handle, have faster filing and emptying times and lower freight costs and are more efficient to store. Reconditioned packaging offers customers cost efficiencies and a reduced environmental footprint. We believe that our strong position in the IBC and reconditioning markets strategically positions us to take advantage of increasing customer focus on these products. Our financial results could be materially impacted if these trends either slow down or speed up significantly.

Foreign Currency Translation. We operate an international business. Although our multi-national operations provide some insulation against the effect of regional economic downturns, they also expose us to currency risk. In the year ended December 31, 2014, approximately 63% of our revenue came from outside the Eurozone. In the year ended December 31, 2014, approximately 42% of our revenue came from sales in U.S. dollars, approximately 37% came from sales in euros and approximately 21% came from sales in other currencies. The functional currency of our operations outside the Eurozone is generally the local currency. Fluctuations in exchange rates between the euro and other currencies affect the translation of our financial results.

Raw Materials Prices. We are exposed to market price fluctuations when purchasing steel and polyethylene. It is market practice to pass changes in commodity prices on to customers, either in the form of indexed contractual clauses or general price changes for non-index-linked agreements. Price changes for metals and fibers can be passed on immediately and without any time delay due to the nature of contracts in these product categories, whereas index-linked plastics and IBC arrangements usually result in market price fluctuations being passed to customers with a short lag. In order to manage the delays arising when commodities prices are adjusted, we strive to shorten the price adjustment period and align the procurement and sales conditions. The maximum price change risk cannot be determined meaningfully due to the multitude of variables to be considered.

Expenses in Prior Periods. We had significant expenses relating to restructuring or operational related reorganization events, severance payments to previous senior management, exit and shut-down, or start up or acquisition related costs, litigation costs and other events of €25.0 million and €9.0 million in the years ended December 31, 2013 and 2012, respectively. These expenses are legacy costs related to the growth strategy of our previous owners, and many of these costs were related to restructuring and internal consolidation of our operations and acquisitions. After the financial crisis, we closed several production sites, relocated machines and optimized our platform. The significant expenses in prior years optimized our business platform in order to support further growth and we still realize the benefits of these investments. These expenditures were largely finished by the end of 2013. The adjustments to EBITDA of €26.4 million in the pro forma year ended December 31, 2014 were mainly a result of expenses in connection with the CD&R Acquisition and include costs related to the management equity plan of €10.5 million, €4.9 million of transaction related advisor costs and €4.0 million of purchase price adjustments (in particular step up of inventory). Net of the costs related to the CD&R Acquisition, the adjustments in 2014 amounted to €7.0 million and mainly include a long-term litigation settlement with former sales agents for €3.3 million and a payment of €1.7 million due to third party fraud in France.

Seasonality. Our business is impacted by seasonal trends. We typically have higher revenue in our second quarter, primarily as a result of increased agricultural sales. In addition, we generally see lower revenue in France and Italy in July and August due to customer vacations in those countries. We generally see stronger sales in Turkey and the United States from July to September due to increased agricultural sales in these regions.

Results of Operations

The table below presents our results of operations for the respective periods.

	Successor		Predecessor
	Six Months Ended June 30, 2015	From April 30 through Dec. 31, 2014	Six Months Ended June 30, 2014	From Jan 1 through July 31, 2014	Year Ended Dec. 31, 2013	Year Ended Dec. 31, 2012	Pro Forma Year Ended Dec. 31, 2014
	(€ in millions)
Revenue	€693.9	€523.7	€610.1	€720.0	€1,146.4	€1,141.7	€1,243.7
Cost of sales	(575.9)	(449.6)	(511.4)	(601.5)	(976.1)	(990.6)	(1,051.4)

Gross profit	118.0	74.1	98.7	118.5	170.3	151.1	192.3

Selling, general and administrative expenses	(62.5)	(43.8)	(59.1)	(69.1)	(103.3)	(92.9)	(118.1)
Other operating income	0.1	0.2	1.9	2.0	4.0	17.6	2.2
Other operating expenses	(2.2)	(0.4)	(4.1)	(4.3)	(11.6)	(14.6)	(4.7)
Transaction related costs	(0.3)	(27.0)	(7.7)	(12.2)	(2.8)	(0.0)	(4.9)

Operating result	53.1	3.1	29.7	34.9	56.6	61.2	66.8

Finance income	7.9	6.0	6.2	6.5	18.6	14.8	12.5
Finance costs	(44.3)	(37.0)	(39.6)	(47.8)	(76.1)	(81.3)	(89.2)

Financial result	(36.4)	(31.0)	(33.4)	(41.3)	(57.5)	(66.5)	(76.7)

Share of profit (loss) of investments accounted for using the equity method	(0.1)	(0.6)	0.1	0.1	0.6	(0.7)	(0.5)

Result before taxes	16.6	(28.5)	(3.6)	(6.3)	(0.3)	(6.0)	(10.4)

Income taxes	(8.3)	(4.6)	(7.2)	(12.7)	(15.4)	(14.4)	(24.6)

Consolidated result for the period	€8.3	€(33.1)	€(10.8)	€(19.0)	€(15.7)	€(20.4)	€(35.0)

The table below shows our reported and organic growth in revenue, gross profit and Adjusted EBITDA on a consolidated level and our reported and organic growth in gross profit and Adjusted EBITDA on a segment level. Because of the impact of pass through of raw material costs and pricing and product mix on our results, management focuses on gross profit rather than revenue to evaluate the operating performance of the segments. Adjusted EBITDA is our principal segment measure of profitability. In addition, certain items that are not allocated to our segments are classified as “other and consolidation” and are not reflected in the table below.

	Successor	Pro Forma	Predecessor
	Six Months Ended June 30, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(€ in millions)
Consolidated
Revenue	€693.9	€1,243.7	€1,146.4
% Reported Growth	13.7%	8.5%	0.4%
% Organic Growth	(1.7%)	8.9%	4.4%
Gross Profit	118.0	192.3	170.3
% Reported Growth	19.6%	12.9%	12.7%
% Organic Growth	3.3%	11.6%	18.6%
Adjusted EBITDA	97.6	162.1	142.4
% Reported Growth	22.7%	13.8%	6.8%
% Organic Growth	5.6%	13.7%	10.4%

	North America			Europe			Asia			South America			Reconditioning
	Successor Six Months Ended June 30, 2015	Pro Forma Year Ended Dec. 31, 2014	Pred. Year Ended Dec. 31, 2013	Successor Six Months Ended June 30, 2015	Pro Forma Year Ended Dec. 31, 2014	Pred. Year Ended Dec. 31, 2013	Successor Six Months Ended June 30, 2015	Pro Forma Year Ended Dec. 31, 2014	Pred. Year Ended Dec. 31, 2013	Successor Six Months Ended June 30, 2015	Pro Forma Year Ended Dec. 31, 2014	Pred. Year Ended Dec. 31, 2013	Successor Six Months Ended June 30, 2015	Pro Forma Year Ended Dec. 31, 2014	Pred. Year Ended Dec. 31, 2013
	(€ in millions)
Gross Profit	€48.8	€76.1	€74.0	€35.1	€63.7	€57.4	€3.1	€7.6	€4.7	€1.2	€4.0	€3.6	€27.4	€43.3	€38.4
% Reported Growth	28.1%	2.8%	7.2%	1.2%	11.0%	19.1%	0.0%	61.7%	(35.6%)	(7.7%)	11.1%	(21.7%)	23.4%	12.8%	3.5%
% Organic Growth	2.5%	3.3%	10.2%	(0.6%)	12.4%	20.6%	(22.2)%	45.6%	(32.0%)	(2.8%)	20.7%	(11.7%)	2.0%	6.3%	16.8%
Adj. EBITDA	38.5	64.6	61.3	32.0	59.6	51.1	4.3	6.2	4.1	1.6	4.4	2.5	20.3	32.0	27.7
% Growth	21.8%	5.4%	7.7%	2.9%	16.6%	21.9%	53.6%	51.2%	(26.8%)	23.1%	76.0%	(10.0%)	23.0%	15.5%	4.1%
% Organic Growth	(2.5%)	5.4%	10.1%	(1.2%)	17.7%	23.2%	32.9%	52.1%	(23.2%)	35.9%	91.8%	2.2%	2.2%	11.6%	13.0%

Successor Six Months Ended June 30, 2015 compared to Predecessor Six Months Ended June 30, 2014

Amounts for the six months ended June 30, 2015 reflect the results of the Successor. Amounts for the six months ended June 30, 2014 reflect the results of the Predecessor.

Consolidated

Revenue

	Successor	Predecessor
	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	% Change
	(€ in millions)
Revenue	€693.9	€610.1	13.7%

Revenue was €693.9 million in the six months ended June 30, 2015, representing an increase of €83.8 million, or 13.7%, from revenue of €610.1 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional revenue of €29.5 million and dispositions of assets reduced revenue by approximately €1.6 million in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, revenue increased €56.0 million, or 9.3%, in the six months ended June 30, 2015. In addition, the effect of foreign currency translation increased revenue in the six months ended June 30, 2015 by €67.3 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, revenue decreased organically by €11.3 million, or 1.7%, in the six months ended June 30, 2015, which is mainly due to price decreases of €23.9 million, partially offset by volume increases of €12.6 million. This revenue decrease was primarily a result of decreased revenue in North America of €8.0 million, or 2.9%, mainly driven by lower market demand for steel drums as a result of the slowdown in the oil and fracking industry and a moderate decline in the volume of plastic tons sold as well as by reduced raw material prices and the resulting pass-through to customers. Revenue in Europe was flat as an increase in volume of IBC units sold, metal tons sold and fiber tons sold was offset by a decrease in the volume of plastic tons sold as well as by reduced raw material prices and the resulting pass-through to customers. Reconditioning revenue increased by €1.2 million, or 1.2%, due to continued growth in demand as customers increasingly seek environmental sustainability. South America increased revenue by €1.1 million, or 4.3%, driven by an increase in volume of plastic tons sold. The volume of plastic tons sold grew in South America as a result of our expansion into the agrochemical business, which was partially offset by decreased volume of IBC units sold and metal tons sold, due to a decrease in demand in Brazil as a result of an overall slowdown in the Brazilian economy. Revenue in Asia decreased by €0.7 million, or 1.8%, mainly due to the closing of our metal facilities in China. These revenue increases and decreases at the segments were partially complemented by increased intercompany eliminations amounting to €5.0 million. The increases in volume, on an organic basis, of our product categories were 24.0% by ton for fiber products, 8.3% by unit for IBCs and 6.7% by unit for reconditioning services, whereas the decreases in volumes sold were 1.7% by ton for metal products and 1.2% by ton for plastic products, with an overall blended volume growth of 2.7%. Intercompany revenue eliminations across the segments were €42.3 million in the six months ended June 30, 2015, representing an increase of €8.2 million from intercompany revenue eliminations of €34.1 million in the six months ended June 30, 2014.

Cost of Sales

Cost of sales were €575.9 million in the six months ended June 30, 2015, representing an increase of €64.5 million, or 12.6%, from cost of sales of €511.4 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional cost of sales of €26.4 million and dispositions of assets reduced cost of sales by approximately €2.1 million in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, cost of sales increased by €40.2 million, or 8.0%, in the six months ended June 30, 2015. In addition, the effect of foreign currency translation increased cost of sales in the six months ended June 30, 2015 by €55.1 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, cost of sales decreased organically by €14.9 million, or 2.7%, in the six months ended June 30, 2015, mainly as a result of €24.7 million of decreased costs for raw materials and supplies, of which approximately €10.4 million were attributable to volume increases and approximately €35.1 million to price decreases in feedstock raw materials. Raw material costs as a percentage of revenue decreased to 54.3% in the six months ended June 30, 2015 compared to 57.1% in the six months ended June 30, 2014, primarily as a result of savings on the procurement of raw materials and our ability to pass through raw material costs to customers. Production cost increased by €10.1 million, including increases of depreciation and amortization of €3.7 million as a result of the CD&R Acquisition and a €1.7 million write off of an idle asset (metal production line) in China. Net of the impact of depreciation and amortization related to the CD&R Acquisition and the write off of the idle asset in China, production costs grew by €4.7 million, or 4.1%, predominantly as a result of increased volume. The remainder of the decrease in cost of sales was due to a reduction in outbound freight expenses of €0.3 million.

Gross Profit

	Successor	Predecessor
	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	% Change
	(€ in millions)
Gross Profit	€118.0	€98.7	19.6%
% of Revenue	17.0%	16.2%

Gross profit was €118.0 million in the six months ended June 30, 2015, representing an increase of €19.3 million, or 19.6%, from gross profit of €98.7 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional gross profit of €3.0 million and dispositions resulted in additional gross profit of €0.5 million in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, gross profit increased €15.8 million, or 16.1%, in the six months ended June 30, 2015. The effect of foreign currency translation increased gross profit in the six months ended June 30, 2015 by €12.1 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, gross profit organically increased by €3.6 million, or 3.3%, in the six months ended June 30, 2015, as a result of €3.4 million attributable to volume increases and €2.0 million attributable to margin and cost improvements, mainly resulting from procurement and supply chain initiatives and pass-through cost management partially offset by a €1.7 million write off of an idle asset in China. Gross profit margin increased from 16.2% in the six months ended June 30, 2014 to 17.0% in the six months ended June 30, 2015. This was mainly due to gross profit margin improvements in the North America, and Reconditioning segment, partially offset by decreasing gross profit margins in Europe and Asia. In South America gross profit margin remained flat.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €62.5 million in the six months ended June 30, 2015, representing an increase of €3.4 million, or 5.8% from selling, general and administrative expenses of €59.1 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional selling, general and administrative expenses of €1.5 million and dispositions increased selling, general and administrative expenses by €0.1 million in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, selling, general and administrative expenses increased €1.7 million, or 3.0%, in the six months ended June 30, 2015. The effect of foreign currency translation increased selling, general and administrative expenses in the six months ended June 30, 2015 by €4.7 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, selling, general and administrative expenses decreased by €3.0 million, or 4.7%, in the six months ended June 30, 2015, mainly as a result of decreases of €9.4 million in the accrual for management equity plans and decreases in depreciation of €3.3 million as result of the purchase price allocation and changed useful lives following the CD&R Acquisition, partially offset by increases in amortization related to intangible assets of €5.2 million as a result of the CD&R Acquisition and the payment of a service fee to CD&R of €1.3 million. Excluding the impact of the CD&R Acquisition, new acquisitions and dispositions and foreign currency translation, selling, general and administrative expenses increased organically by €3.2 million , or 5.0%, in the six months ended June 30, 2015, predominantly as a result of cost increases related to the implementation of an extended internal control system of €1.1 million and work related to a proposed financing transaction of €0.6 million. The remainder of the increase is mainly due to tariff increases and higher accruals for management incentives.

Other Operating Income

Other operating income was €0.1 million in the six months ended June 30, 2015, representing a decrease of €1.8 million, or 94.7%, from other operating income of €1.9 million in the six months ended June 30, 2014. Other operating income in the six months ended June 30, 2014 was primarily related to €0.8 million from the reversal of an accrual for a potential book value loss related to the sale of a business in France, €0.7 million due to a provision release related to settlement of litigation and €0.3 million due to a book value gain related to the transfer of our Chinese IBC business to the joint venture with Fanshun.

Other Operating Expenses

Other operating expenses were €2.2 million in the six months ended June 30, 2015, representing a decrease of €1.9 million, or 46.3%, from other operating expenses of €4.1 million in the six months ended June 30, 2014. Other operating expenses in the six months ended June 30, 2015 primarily consisted of €1.0 million of professional fees and advisor costs related to the Dividend Recapitalization and €0.8 million in expenses related to plant closures in the U.S. and China as well as a €0.4 million write off of a receivable related to the recovery of excess social contribution tax payments in Brazil. Other operating expenses in the six months ended June 30, 2014 primarily consisted of €3.3 million related to a settlement of litigation in Brazil and a €0.8 million accrual for a potential book value loss resulting from the sale of a business in France.

Transaction Related Costs

Transaction related costs were €0.3 million in the six months ended June 30, 2015, representing a decrease of €7.4 million, or 96.1%, from transaction related costs of €7.7 million in the six months ended June 30, 2014. Transaction related costs in the six months ended June 30, 2015 primarily consisted of €0.5 million of advisor and audit costs related to the IPO preparation process, €0.1 million of advisor costs related to the reorganization of our structure and an analysis regarding the debt capacity of certain countries, partially offset by a €0.3 million release of provision for accounting fees in relation with the purchase price allocation following the CD&R Acquisition. Transaction related costs in the six months ended June 30, 2014 were primarily related to the write off of €6.4 million of deferred financing costs of the Predecessor’s extinguished senior credit facility, €0.8 million of outside advisor and professional fees in connection with vendor due diligence reports and €0.5 million in audit fees resulting from a half-year-closing at four German entities, which was undertaken for tax purposes following the CD&R Acquisition.

Operating Result

	Successor	Predecessor
	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	% Change
	(€ in millions)
Operating Result	€53.1	€29.7	78.8%
% of Revenue	7.7%	4.9%

Operating result was €53.1 million in the six months ended June 30, 2015, representing an increase of €23.4 million, or 78.8%, from operating result of €29.7 million in the six months ended June 30, 2014, as a result of the factors outlined above.

Finance Income

Finance income was €7.9 million in the six months ended June 30, 2015, representing an increase of €1.7 million, or 27.4%, from finance income of €6.2 million in the six months ended June 30, 2014. The increase was primarily a result of increased net exchange gains as a result of the foreign exchange impact of debt denominated in dollars.

Finance Costs

Finance costs were €44.3 million in six months ended June 30, 2015, representing an increase of €4.7 million, or 11.9%, from finance costs of €39.6 million in the six months ended June 30, 2014. The increase was primarily attributable to the increase of interest from the incurrence of €992.1 million of indebtedness under our Senior Credit Facilities, and the repayment of €753.3 million of indebtedness outstanding under the Predecessor’s senior credit facilities.

Share of Profit (Loss) of Investments Accounted For Using the Equity Method
Share of profit (loss) of investments accounted for using the equity method was €(0.1) million in the six months ended June 30, 2015, representing a decrease of €0.2 million, or 200.0%, from share of profit (loss) of investments accounted for using the equity method of €0.1 million in the six months ended June 30, 2014. The decrease was mainly due to a change in the consolidation accounting method for the subsidiary Mauser Reyde Iberica (JV in Spain) which was included based on the equity method in 2014 and is now fully consolidated in the successor period 2015.

Result Before Taxes

Result before taxes was €16.6 million in the six months ended June 30, 2015, representing an increase of €20.2 million, from result before taxes of €(3.6) million in the six months ended June 30, 2014, as a result of the factor outlined above.

Income Taxes

In the six months ended June 30, 2015, the effective tax rate was 50% compared to 200% in the six months ended June 30, 2014. The effective tax rate and income tax expense for the six months ended June 30, 2015 and 2014 were primarily due to recurring non-deductible interest in Germany and recurring unrecognized losses at certain subsidiaries. The non-deductible interest in Germany is due to the German thin-cap rules which limit the amount of interest that can be deductible for tax purposes. The unrecognized taxable losses related primarily to subsidiaries in France and Brazil and cause a higher effective tax rate because these losses cannot be used as a deduction since they have been recurring for more than two years.

Consolidated Result for the Period

Consolidated result for the period was €8.3 million in the six months ended June 30, 2015, representing an increase of €19.1 million, or 176.9%, from consolidated result for the period of €(10.8) million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional income of €1.0 million and dispositions led to an increase of €0.1 million in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, consolidated result for the period increased by €18.0 million, or 156.2%, in the six months ended June 30, 2015. The effect of foreign currency translation increased income in the six months ended June 30, 2015 by €3.4 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, consolidated result increased organically by €14.6 million, or 180.0% in the six months ended June 30, 2015, as a result of the factors outlined above.

Adjusted EBITDA

	Successor	Predecessor
	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	% Change
	(€ in millions)
Adjusted EBITDA	€97.7	€79.6	22.7%
% of Revenue	14.1%	13.0%

Adjusted EBITDA was €97.7 million in the six months ended June 30, 2015, representing an increase of €18.1 million, or 22.7%, from Adjusted EBITDA of €79.6 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional Adjusted EBITDA of €2.9 million and dispositions resulted in an increase of €0.1 million in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, Adjusted EBITDA increased €15.1 million, or 19.2%, in the six months ended June 30, 2015. The effect of foreign currency translation increased Adjusted EBITDA in the six months ended June 30, 2015 by €10.1 million. Excluding the impact of foreign currency translation, as well as new acquisitions and dispositions, Adjusted EBITDA increased organically by €5.0 million, or 5.6%, in the six months ended June 30, 2015, primarily as a result of the increase in gross profit, which was partially offset by increased selling, general and administrative expenses. Adjusted EBITDA margin increased from 13.0% in the six months ended June 30, 2014 to 14.1% in the six months ended June 30, 2015. This was the result of Adjusted EBITDA margin improvements in all segments.

Segments

North America Segment

Gross Profit

Gross profit in North America was €48.8 million in the six months ended June 30, 2015, representing an increase of €10.7 million, or 28.1%, from gross profit of €38.1 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional gross profit of €1.0 million in North America and dispositions also added €0.1 million to gross profit. Excluding the impact of new acquisitions and dispositions, gross profit increased €9.6 million, or 25.2%, in the six months ended June 30, 2015. The effect of foreign currency translation increased gross profit in North America in the six months ended June 30, 2015 by €8.5 million. Excluding the impact of foreign currency translation and new acquisitions, gross profit increased organically by €1.2 million, or 2.5%, in the six months ended June 30, 2015. This increase was primarily a result of a 12.5% increase in the volume of IBC units sold, which led to a gross profit improvement of €1.8 million, driven by a considerable growth in market demand for IBCs in North America in the six months ended June 30, 2015. We continued to see growth in new IBCs, but also benefited from increased bottle production for the growing reconditioning segment and the utilization of our increased capacity as a result of the transfer of an IBC blow molder from Germany to the Houston Woodlands facility in 2014. Decreases in IBC margins reduced gross profit by €0.6 million. Improved margins for plastic products further increased gross profit by €1.4 million mainly resulting from decreases in raw material prices and the related pass-through management. A decrease in the volume of plastic tons sold of 1.6% reduced gross profit by €0.3 million. The volume of metal tons sold decreased by 2.4%, mainly due to the slowdown in the oil and fracking industry, which reduced gross profit by €0.2 million, while margin decreased by €0.7 million, which was mainly caused by the sale of high priced steel inventory (which we purchased in anticipation of increasing steel prices at the end of 2014, whereas steel prices continued to decline through June 30, 2015). In the fiber product category, the volume of fiber tons sold increased by 30.1%, which improved gross profit by €0.8 million, which was offset by decreased margins of €1.0 million, which slightly reduced gross profit for our fiber products. Gross profit margin in North America increased from 16.6% in the six months ended June 30, 2014 to 17.3% in the six months ended June 30, 2015. This was primarily the result of improved gross profit margins per ton for plastic products and gross profit margins per unit for IBCs, mainly resulting from decreases in raw material prices and the related pass-through management.

Adjusted EBITDA

Adjusted EBITDA in North America was €38.5 million in the six months ended June 30, 2015, representing an increase of €6.9 million, or 21.8%, from Adjusted EBITDA of €31.6 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional Adjusted EBITDA of €0.5 million in North America in the six months ended June 30, 2015 and dispositions also added €0.1 million to Adjusted EBITDA. Excluding the impact of new acquisitions and dispositions, Adjusted EBITDA increased by €6.1 million, or

19.3%, in the six months ended June 30, 2015. The effect of foreign currency translation increased Adjusted EBITDA in the six months ended June 30, 2015 by €7.1 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, Adjusted EBITDA decreased organically by €1.0 million, or 2.5%, in the six months ended June 30, 2015, primarily as a result of the increase in trademark fees of €3.9 million, which is paid to the Mauser headquarters (Mauser Werke GmbH) and is consequently neutral on the consolidated level. Net of the increased trademark fee impact, Adjusted EBITDA increased by €2.9 million in the six months ended June 30, 2015, predominantly as a result of improved gross profit, which, net of depreciation and amortization, increased by €2.5 million and reduced selling, general and administrative expenses (net of depreciation and amortization) by €0.4 million. Adjusted EBITDA margin in North America decreased from 13.8% in the six months ended June 30, 2014 to 13.7% in the six months ended June 30, 2015. Net of the increased trademark fee impact Adjusted EBITDA margin in North America increased from 13.8% in the six months ended June 30, 2014 to 15.1% in the six months ended June 30, 2015. This was primarily the result of improved Adjusted EBITDA margins per ton for plastic products and Adjusted EBITDA margins per unit for IBCs, mainly resulting from decreases in raw material prices and the related pass-through management. In addition the strong growth in IBC products led to increased Adjusted EBITDA margins.

Europe Segment

Gross Profit

Gross profit in Europe was €35.1 million in the six months ended June 30, 2015, representing an increase of €0.4 million, or 1.2%, from gross profit of €34.7 million in the six months ended June 30, 2014. There were no new acquisitions since January 1, 2014 in Europe. Dispositions since January 1, 2014 resulted in additional gross profit of €0.4 million in Europe. Excluding the impact of dispositions, gross profit decreased by €0.1 million, or 0.2%, in the six months ended June 30, 2015. The effect of foreign currency translation increased gross profit in Europe in the six months ended June 30, 2015 by €0.1 million. Excluding the impact of foreign currency translation and dispositions, gross profit decreased organically by €0.2 million, or 0.6%, in the six months ended June 30, 2015. This was primarily a result of decreased gross profit margins for plastic products, which decreased gross profit by €1.0 million, and decreases of the volume of plastic tons sold of 1.2%, which decreased gross profit by €0.2 million, both resulting from a shortage of polyethylene in the European market, which led to significant raw material price increases and supply constraints in the market. The six months ended June 30, 2015 saw strong sales of new IBC products as a result of the replacement of a production line in France, the start of a new IBC operation in Turkey and continued market demand for our IBC products. The 6.1% increase in the volume of IBC units sold improved gross profit by €0.6 million, while the improvement of the margins for IBCs increased gross profit by €0.6 million. Growth in the volume of metal tons sold of 4.1% contributed €0.3 million to gross profit, offset by decreases in margins, which lowered gross profit by €0.3 million. Increases in the volume of tons sold of 4.5% in fiber products improved gross profit by less than €0.1 million were more than offset by reduced margins of €0.2 million. Gross profit margin in Europe decreased from 13.8% in the six months ended June 30, 2014 to 13.3% in the six months ended June 30, 2015. This was primarily due to decreased margins for plastic products, resulting from a shortage of polyethylene in the European market, which led to significant raw material price increases and supply constraints in the market.

Adjusted EBITDA

Adjusted EBITDA in Europe was €32.0 million in the six months ended June 30, 2015, representing an increase of €0.9 million, or 2.9%, from Adjusted EBITDA of €31.1 million in the six months ended June 30, 2014. There were no new acquisitions since January 1, 2014 in Europe. Dispositions since January 1, 2014 resulted in additional Adjusted EBITDA of €1.1 million in Europe. Excluding the impact of dispositions, Adjusted EBITDA decreased by €0.2 million, or 0.6%, in the six months ended June 30, 2015. The effect of foreign currency translation increased Adjusted EBITDA in the six months ended June 30, 2015 by €0.2 million. Excluding the impact of foreign currency translation and dispositions, Adjusted EBITDA decreased organically by €0.4 million, or 1.2%, in the six months ended June 30, 2015, primarily as a result of the increase in trademark fee of €2.8 million, which is paid to the Mauser headquarters (Mauser Werke GmbH) and is consequently neutral on the consolidated level. Net of the increased trademark fee impact, Adjusted EBITDA increased by €2.4 million in the six months ended June 30, 2015, predominantly as a result of the increase in gross profit, which, net of depreciation and amortization, amounted to €3.0 million. This was partially offset by an increase in selling, general and administrative expenses of €0.6 million (net of depreciation and amortization). Adjusted EBITDA margin in Europe decreased from 12.4% in the six months ended June 30, 2014 to 12.1% in the six months ended June 30, 2015. Net of the increased trademark fee impact, Adjusted EBITDA margin in Europe increased from 12.4% in the six months ended June 30, 2014 to 13.2% in the six months ended June 30, 2015. This was mainly the result of strong sales of new IBC products as a result of the replacement of a production line in France, the start of a new IBC operation in Turkey and continued market demand for our IBC products.

Asia Segment

Gross Profit

Gross profit in Asia was €3.1 million in the six months ended June 30, 2015 and €3.1 million in the six months ended June 30, 2014. There were no new acquisitions since January 1, 2014 and dispositions resulted in additional gross profit of €0.5 million in Asia. Excluding the impact of dispositions, gross profit decreased by €0.5 million, or 14.3%, in the six months ended June 30, 2015. The effect of foreign currency translation increased gross profit in Asia in the six months ended June 30, 2015 by €0.4 million. Excluding the impact of foreign currency translation and dispositions, gross profit organically decreased by €0.9 million, or 22.2%, in the six months ended June 30, 2015. This was mainly due to a €1.7 million write off of an idle asset in China partially offset by reduced start-up costs in China of €0.3 million as well as due to a continued strong performance in Malaysia and Singapore. The volume of metal tons sold decreased by 6.8%, which decreased gross profit by €0.3 million. In addition, cost of sales were decreased by a €1.7 million write off of an idle asset in China partially offset by margin improvements of €1.2 million. While margins in Malaysia, Singapore and India were mainly improved through our ability to pass through raw material costs to customers as well as through procurement savings, margins and expenses in China were improved by ceasing metal operations. The plastic product category in China suffered from a decrease in the volume of tons sold of 26.7%, which, due to the start-up nature of our operations, led to an improvement in gross profit of less than €0.1 million. This was more than offset by margin decreases of €0.1 million leading to an almost flat gross profit in the plastic business. Gross profit margin in Asia decreased from 8.5% in the six months ended June 30, 2014 to 8.0% in the six months ended June 30, 2015. This was mainly the result of a write off of an idle asset partially offset by reduced start-up costs in China as well as due to a continued strong performance in Malaysia and Singapore. While gross profits in Malaysia and Singapore were mainly improved through our ability to pass through raw material costs to customers as well as through procurement savings, gross profit margin in China were negatively impacted by the write off of an idle asset partially offset by positive impacts from ceasing metal operations, leading to a reduction of expenses.

Adjusted EBITDA

Adjusted EBITDA in Asia was €4.3 million in the six months ended June 30, 2015, representing an increase of €1.5 million, or 53.6%, from Adjusted EBITDA of €2.8 million in the six months ended June 30, 2014. There were no new acquisitions since January 1, 2014 and dispositions resulted in additional Adjusted EBITDA of €0.1 million in Asia. Excluding the impact of dispositions, Adjusted EBITDA increased €1.3 million, or 45.2%, in the six months ended June 30, 2015. The effect of foreign currency translation increased Adjusted EBITDA in the six months ended June 30, 2015 by €0.3 million. Excluding the impact of foreign currency translation and dispositions, Adjusted EBITDA increased organically by €1.1 million, or 32.9%, in the six months ended June 30, 2015. This was negatively impacted by an increased trademark fee of €0.2 million, which is paid to the Mauser headquarters (Mauser Werke GmbH) and is consequently neutral on the consolidated level. Net of the increased trademark fee impact, Adjusted EBITDA increased by €1.3 million in the six months ended June 30, 2015, primarily as a result of the increase in gross profit, which, net of depreciation and amortization, amounted to €0.8 million, and by a decrease of €0.4 million in selling, general and administrative expenses (net of depreciation and amortization). Adjusted EBITDA margin in Asia increased from 7.7% in the six months ended

June 30, 2014 to 11.1% in the six months ended June 30, 2015. Net of the increased trademark fee impact, Adjusted EBITDA margin in Asia increased from 7.7% in the six months ended June 30, 2014 to 11.6% in the six months ended June 30, 2015. This was predominantly the result of reduced start-up costs in China as well as due to a continued strong performance in Malaysia mainly due to our ability to pass through raw material costs to customers and procurement savings.

South America Segment

Gross Profit

Gross profit in South America was €1.2 million in the six months ended June 30, 2015, representing a decrease of €0.1 million, or 7.7%, from gross profit of €1.3 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional gross profit of €0.1 million in South America. There were no dispositions since January 1, 2014 in South America. Excluding the impact of new acquisitions, gross profit decreased €0.1 million, or 7.4%, in the six months ended June 30, 2015. The effect of foreign currency translation increased gross profit in South America in the six months ended June 30, 2015 by €0.1 million. Excluding the impact of foreign currency translation and new acquisitions, gross profit decreased organically by less than €0.1 million, or 2.8%, in the six months ended June 30, 2015. This was primarily due to a margin decrease in the plastic business reducing gross profit by €0.4 million, mainly due to increased raw material and energy prices, which were partially offset by an increase in the volume of plastic tons sold of 10.8%, which improved gross profit by €0.1 million. The volume of metal tons sold decreased by 5.0%, mainly due to weaker economic conditions. The decrease in the volume of metal tons sold did not have a material impact on gross profit due to the improved product mix having a positive impact on margins. Improved metal product margins contributed €0.5 million to gross profit, primarily through our ability to pass through raw material costs to customers. Decreased volume of IBC units sold of 21.7% reduced gross profit by €0.1 million, while product margins were almost flat. The six months ended June 30, 2015 were characterized by difficult economic conditions in Brazil, with a devaluation of the currency, increased interest, unemployment rate and inflation and an overall reduction of GDP leading to an overall lower demand in the industrial packaging market, and consequently, lower sales volumes and increased pressure on prices. Gross profit margin in South America decreased from 4.9% in the six months ended June 30, 2014 to 4.4% in the six months ended June 30, 2015. This was primarily due to a gross margin decrease in plastic due to increased raw material and energy prices, which was offset by an improved product mix in the metal business.

Adjusted EBITDA

Adjusted EBITDA in South America was €1.6 million in the six months ended June 30, 2015, representing an increase of €0.3 million, or 23.1%, from Adjusted EBITDA of €1.3 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional Adjusted EBITDA of €0.1 million in South America. There were no dispositions since January 1, 2014 in South America. Excluding the impact of new acquisitions, Adjusted EBITDA increased by €0.4 million, or 29.4%, in the six months ended June 30, 2015. The effect of foreign currency translation decreased Adjusted EBITDA in the six months ended June 30, 2015 by €0.1 million. Excluding the impact of foreign currency translation and new acquisitions, Adjusted EBITDA increased organically by €0.4 million, or 35.9%, in the six months ended June 30, 2015. This was primarily a result of the increase in gross profit, which, net of depreciation and amortization, amounted to €0.4 million, whereas selling, general and administrative expenses (net of depreciation and amortization) were flat. Adjusted EBITDA margin in South America increased from 4.9% in the six months ended June 30, 2014 to 5.9% in the six months ended June 30, 2015. This was primarily due to our improved product mix in the metal business, which was partially offset by Adjusted EBITDA margin decreases in plastic products through increased raw material and energy prices.

Reconditioning Segment

Gross Profit

Gross profit in Reconditioning was €27.4 million in the six months ended June 30, 2015, representing an increase of €5.2 million, or 23.4%, from gross profit of €22.2 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional gross profit of €1.4 million in Reconditioning, and dispositions also added €0.1 million to gross profit in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, gross profit increased €3.7 million, or 17.5%, in the six months ended June 30, 2015. The effect of foreign currency translation increased gross profit in Reconditioning in the six months ended June 30, 2015 by €3.2 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, gross profit increased organically by €0.5 million, or 2.0%, in the six months ended June 30, 2015. This was primarily a result of increased volumes of units sold in Europe of 14.7%, which improved gross profit by €0.8 million, partially offset by decreasing margins, which reduced gross profit by €0.6 million. The strong demand for reconditioning units in the market created a more competitive environment in Europe regarding the sourcing of units needing reconditioning, which partially adversely affected our margins. Demand for reconditioned units in Europe was strong in the six months ended June 30, 2015, as customers increasingly seek environmental sustainability. Volumes of units sold in North America increased by 1.3%, which added €0.2 million to gross profit. Margin improvements in North America added €0.2 million to gross profit. The North American business in particular suffered from the slowdown in the oil and fracking industry. In South America, volume of units sold decreased by 8.9%, which negatively impacted gross profit by €0.1 million. In addition, reduced margins led to a decrease of gross profit by €0.1 million. The Brazilian business was affected by the slowdown of the economic development, with a devaluation of the currency, increased interest, unemployment rate and inflation and an overall reduction of GDP leading to an overall lower demand in the industrial packaging market, and consequently, lower unit volume sales and increased pressure on prices. Gross profit margin in Reconditioning increased from 23.5% in the six months ended June 30, 2014 to 23.7% in the six months ended June 30, 2015. This was mainly the result of reduced cost of sales in North America.

Adjusted EBITDA

Adjusted EBITDA in Reconditioning was €20.3 million in the six months ended June 30, 2015, representing an increase of €3.8 million, or 23.0%, from Adjusted EBITDA of €16.5 million in the six months ended June 30, 2014. New acquisitions since January 1, 2014 resulted in additional Adjusted EBITDA of €1.1 million in Reconditioning, whereas dispositions resulted in a reduction of less than €0.1 million in the six months ended June 30, 2015. Excluding the impact of new acquisitions and dispositions, Adjusted EBITDA increased €2.7 million, or 17.5%, in the six months ended June 30, 2015. The effect of foreign currency translation increased Adjusted EBITDA in the six months ended June 30, 2015 by €2.3 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, Adjusted EBITDA increased organically by €0.4 million, or 2.2%, in the six months ended June 30, 2015, primarily as a result of the increase in gross profit, which, net of depreciation and amortization, amounted to €0.5 million, partially offset by an increase of €0.1 million in selling, general and administrative expenses (net of depreciation and amortization). Adjusted EBITDA margin in Reconditioning increased from 17.5% in the six months ended June 30, 2014 to 17.6% in the six months ended June 30, 2015. This was mainly the result of reduced cost of sales in North America.

Successor Period from April 30, 2014 through December 31, 2014 compared to Predecessor Period from January 1, 2014 through July 31, 2014

The Successor was formed on April 30, 2014 and had no operating results or activities until the acquisition of the Predecessor on July 31, 2014. The CD&R Acquisition was accounted for as a business combination, which required the revaluation of the net assets acquired at fair value. Also as part of the CD&R Acquisition, we incurred approximately €992.1 million of debt and repaid €753.3 million of outstanding debt under the Predecessor’s senior credit facilities. As a result of these factors, the Successor and the Predecessor’s financial statements are not comparable.

In addition, the Successor period from April 30, 2014 through December 31, 2014 represents a period of approximately 8 months (with no operating activity for the Successor period from April 30, 2014 through July 31, 2014) and the Predecessor period from January 1, 2014 through July 31, 2014 represents a period of approximately 7 months. As a result of these factors, the Successor and the Predecessor’s results in 2014 are not comparable to the Predecessor’s results in 2013.

The Successor’s revenue for the period from April 30, 2014 through December 31, 2014 was €523.7 million, reflecting revenue of €206.0 million in North America, €203.1 million in Europe, €80.7 million in Reconditioning, €29.6 million in Asia and €29.4 million in South America, partially offset by intercompany business eliminations. Continued volume growth supported revenue throughout the period. Cost of sales were €449.6 million for the period from April 30, 2014 through December 31, 2014, primarily as a result of €297.2 million of expenses for raw materials and supplies, production costs of €118.9 million and freight charges of €33.6 million, resulting in gross profit of €74.1 million. Selling, general and administrative expenses, other operating income, other operating expenses and transaction related costs (mainly transaction expenses incurred by the Successor related to the CD&R Acquisition) were €43.8 million, €0.2 million, €0.4 million and €27.0 million, respectively, for the period from April 30, 2014 through December 31, 2014, resulting in operating result of €3.1 million during the period from April 30, 2014 through December 31, 2014. Finance income, finance costs (mainly reflecting interest expenses resulting from our incurrence of obligations under the Senior Credit Facilities in connection with the CD&R Acquisition) and share of loss from investments accounted for using the equity method were €6.0 million, €37.0 million and €0.6 million, respectively, resulting in loss before taxes of €28.5 million. Income taxes were €4.6 million, resulting in a consolidated loss of €33.1 million for the period from April 30, 2014 through December 31, 2014.

The Predecessor’s revenue for the period from January 1, 2014 through July 31, 2014 was €720.0 million, reflecting revenue of €295.6 million in Europe, €270.9 million in North America, €111.8 million in Reconditioning, €43.0 million in Asia and €31.5 million in South America, partially offset by intercompany business eliminations. Continued volume growth supported revenue throughout the period. Cost of sales were €601.5 million for the period from January 1, 2014 through July 31, 2014, primarily as a result of €406.0 million of expenses for raw materials and supplies, production costs of €149.2 million and freight charges of €46.3 million, resulting in gross profit of €118.5 million, respectively, for the period from January 1, 2014 through July 31, 2014. Selling, general and administrative expenses, other operating income, other operating expenses and transaction related costs were €69.1 million (including €10.5 million expenses resulting from the management equity plan), €2.0 million, €4.3 million and €12.2 million, respectively, for the period from January 1, 2014 through July 31, 2014, resulting in an operating result of €34.9 million during the period from January 1, 2014 through July 31, 2014. Finance income, finance costs (mainly reflecting interest expenses resulting from the senior credit facilities in place prior to the CD&R Acquisition) and share of profit from investments accounted for using the equity method were €6.5 million, €47.8 million and €0.1 million, respectively, resulting in a loss before taxes of €6.3 million. Income taxes were €12.7 million, for a consolidated loss of €19.0 million for the period from January 1, 2014 through July 31, 2014.

Pro Forma Year Ended December 31, 2014 compared to Predecessor Year Ended December 31, 2013

Amounts for the year ended December 31, 2014 give effect to the CD&R Acquisition and the transactions related thereto as if they were consummated on January 1, 2014. All results for the year ended December 31, 2014 are shown on a pro forma basis unless the context otherwise requires. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma financial data. Amounts for the year ended December 31, 2013 reflect the results of the Predecessor.

Consolidated

Revenue

		Predecessor
	Pro Forma Year Ended December 31, 2014	Year Ended December 31, 2013	% Change
	(€ in millions)
Revenue	€1,243.7	€1,146.4	8.5%

Revenue was €1,243.7 million in the year ended December 31, 2014, representing an increase of €97.3 million, or 8.5%, from revenue of €1,146.4 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional revenue of €15.0 million and dispositions of assets reduced revenue by approximately €2.9 million in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, revenue increased €85.3 million, or 7.5%, in the year ended December 31, 2014. In addition, the effect of foreign currency translation decreased revenue in the year ended December 31, 2014 by €14.7 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, revenue increased by €100.0 million, or 8.9%, in the year ended December 31, 2014 organically, of which €70.2 million was due to volume increases and €29.8 was due to price increases. This revenue increase was primarily a result of increased revenue in North America of €51.1 million, or 12.3%, driven by significant growth in market demand for IBCs and steel drums. We continued to see growth in our existing IBC plants, and an IBC blow molder was transferred from Germany to the Houston Woodlands facility to start IBC bottle production for the reconditioning segment in September 2014. Revenue in Europe grew by €25.3 million, or 5.3%, primarily driven by strong sales of IBC products as a result of the replacement of a production line in France, the start of a new IBC operation in Turkey and the continued increase in market popularity of our IBC products. Reconditioning revenue increased by €21.0 million, or 13.0%, due to continued growth in demand which we met through expansion of established reconditioning facilities and our investments in new reconditioning facilities. Revenue in Asia grew by €15.4 million, or 27.7%, mainly driven by economic growth and increasing market share in Malaysia and Singapore, as well as our starting of operations in China. South America increased revenue by €2.4 million, or 4.1%, despite a difficult business climate. The volume of metal tons sold grew in South America as a result of our regaining several important customers due to our ability to offer competitive pricing due to our lower raw materials costs on imported steel. These revenue increases were partially offset by increased intercompany eliminations and others amounting to €15.1 million. Organic sales volume growth rates of our product groups were 12.5% by unit for IBCs, 11.3% by unit for reconditioning services, 9.6% by ton for metal products and 1.8% by ton for plastic products, respectively, with an overall blended volume growth of 7.8%.

Cost of Sales

Cost of sales were €1,051.4 million in the year ended December 31, 2014, representing an increase of €75.3 million, or 7.7%, from cost of sales of €976.1 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional cost of sales of €11.5 million and dispositions of assets reduced cost of sales by approximately €4.1 million in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, cost of sales increased by €67.8 million, or 7.0%, in the year ended December 31, 2014. In addition, the effect of foreign currency translation decreased cost of sales in the year ended December 31, 2014 by €12.4 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, cost of sales increased organically by €80.3 million, or 8.2%, in the year ended December 31, 2014, mainly as a result of €59.3 million of increased costs for raw materials and supplies, of which approximately €49.2 million were attributable to volume increases and approximately €19.6 million to price increases in feedstock raw materials, which were partially offset by savings of approximately €9.5 million in connection with the adoption of flexible procurement and supply chain initiatives. Raw material costs as a percentage of revenue was nearly flat at 56.6% in the year ended December 31, 2014 compared to 56.3% in the year ended December 31, 2013, primarily as a result of savings on the procurement of raw materials and our ability to pass through raw materials costs to its customers. Production cost increased by €14.0 million, including increases of depreciation and amortization of €3.7 million following the CD&R Acquisition. Net of the impact of depreciation and amortization related to the CD&R Acquisition, production costs grew by €10.3 million, or 4.9%, as a result of volume growth. The remainder of the increase in cost of sales was due to an increase in outbound freight expenses of €6.9 million, also as a result of volume growth.

Gross Profit

		Predecessor
	Pro Forma Year Ended December 31, 2014	Year Ended December 31, 2013	% Change
	(€ in millions)
Gross Profit	€192.3	€170.3	12.9%
% of Revenue	15.5%	14.9%

Gross profit was €192.3 million in the year ended December 31, 2014, representing an increase of €22.0 million, or 12.9%, from gross profit of €170.3 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional gross profit of €3.5 million and dispositions resulted in additional gross profit of €1.2 million in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, gross profit increased €17.4 million, or 10.1%, in the year ended December 31, 2014. The effect of foreign currency translation decreased gross profit in the year ended December 31, 2014 by €2.3 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, gross profit organically increased by €19.7 million, or 11.6%, in the year ended December 31, 2014, as a result of €12.9 million attributable to volume increases and €6.8 million attributable to margin and cost improvements, mainly resulting from procurement and supply chain initiatives of €9.5 million and improved production efficiencies creating savings of €1.0 million, partially offset by increased depreciation and amortization expenses of €3.7 million following the CD&R Acquisition. Gross profit margin increased from 14.9% in the year ended December 31, 2013 to 15.5% in the year ended

December 31, 2014. This was mainly due to gross profit margin improvements in Europe, Asia and South America, partially offset by gross profit margin decreases in North America and Reconditioning.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €118.1 million in the year ended December 31, 2014, representing an increase of €14.8 million, or 14.3% from selling, general and administrative expenses of €103.3 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional selling, general and administrative expenses of €1.9 million and dispositions reduced selling, general and administrative expenses by €0.3 million in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, selling, general and administrative expenses increased €13.1 million, or 12.7% in the year ended December 31, 2014. The effect of foreign currency translation decreased selling, general and administrative expenses in the year ended December 31, 2014 by €1.3 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, selling, general and administrative expenses organically increased by €14.4 million, or 14.2%, in the year ended December 31, 2014, mainly as a result of increases in amortization related to intangible assets of €8.4 million as a result of the CD&R Acquisition, partially offset by decreases in depreciation of €3.5 million as result of the purchase price allocation and changed useful lives following the CD&R Acquisition and increases of €7.3 million from an increase in the accrual for the management equity plan as a result of the improved performance of our business. Excluding the impacts of the CD&R Acquisition, new acquisitions and dispositions and foreign currency translation, selling, general and administrative expenses increased organically by about €2.3 million as a result of increased headcount.

Other Operating Income

Other operating income was €2.2 million in the year ended December 31, 2014, representing a decrease of €1.8 million, or 45.0%, from other operating income of €4.0 million in the year ended December 31, 2013. Other operating income in the year ended December 31, 2014 primarily related to €0.8 million from the reversal of an accrual for a potential book value loss related to the sale of a business in France, €0.7 million due to a provision release related to the settlement of a litigation, €0.5 million from sales of idle machinery and equipment and €0.2 million of other changes in other operating income. Other operating income in the year ended December 31, 2013 primarily related to €2.4 million of insurance receivables related to an insurance claim following tornado damage at our Grezzago, Italy facility. The remainder of other operating income in the year ended December 31, 2013 primarily related to gains from sales of idle machinery and equipment.

Other Operating Expenses

Other operating expenses were €4.7 million in the year ended December 31, 2014, representing a decrease of €6.9 million, or 59.5%, from other operating expenses of €11.6 million in the year ended December 31, 2013. Other operating expenses in the year ended December 31, 2014 primarily consisted of €3.3 million related to settlement of litigation in Brazil, a €0.8 million accrual for potential book value loss resulting from the sale of a business in France, €0.2 million related to severance payments, €0.2 million related to a write off of an insurance claim and €0.2 million of other operating expenses. Other operating expenses in the year ended December 31, 2013 primarily consisted of €4.4 million related to the closing of certain plastic operations in Brazil, a €3.9 million litigation accrual related to a customer complaint, €1.1 million related to damage caused by a tornado in Italy, €0.8 million in severance payments, a €0.7 million litigation accrual related to a cross bottling litigation case and a €0.3 million loss on a disposal of an idle production site in France.

Transaction Related Costs

Transaction related costs were €4.9 million in the year ended December 31, 2014, representing an increase of €2.1 million, or 75.0%, from transaction related costs of €2.8 million in the year ended December 31, 2013. Transaction related costs in the year ended December 31, 2014 primarily consisted of €1.8 million of costs for tax and legal advice in relation with the reorganization of our structure after the CD&R Acquisition, a €1.3 million provision for property taxes in Germany resulting from the CD&R Acquisition, €1.0 million of accounting fees in relation with the initial consolidation of our structure and purchase price allocation, €0.8 million of various professional and advisory fees as well as minor miscellaneous items. Transaction related costs in the year ended December 31, 2013 primarily related to €2.8 million for outside advisors in connection with vendor due diligence reports.

Operating Result

		Predecessor
	Pro Forma Year Ended December 31, 2014	Year Ended December 31, 2013	% Change
	(€ in millions)
Operating Result	€66.8	€56.6	18.0%
% of Revenue	5.4%	4.9%

Operating result was €66.8 million in the year ended December 31, 2014, representing an increase of €10.2 million, or 18.0%, from operating result of €56.6 million in the year ended December 31, 2013, as a result of the factors outlined above.

Finance Income

Finance income was €12.5 million in the year ended December 31, 2014, representing a decrease of €6.1 million, or 32.8%, from finance income of €18.6 million in the year ended December 31, 2013. The decrease was primarily a result of lower net exchange gains of €5.7 million as a result of the foreign exchange impact of debt denominated in dollars.

Finance Costs

Finance costs were €89.2 million in year ended December 31, 2014, representing an increase of €13.1 million, or 17.2%, from finance costs of €76.1 million in the year ended December 31, 2013. The increase was primarily attributable to the increase of interest from the incurrence of €992.1 million of indebtedness under our Senior Credit Facilities and the repayment of €753.3 million of indebtedness outstanding under the Predecessor’s senior credit facilities.

Share of Profit (Loss) of Investments Accounted For Using the Equity Method

Share of profit (loss) of investments accounted for using the equity method was €(0.5) million in the year ended December 31, 2014, representing a decrease of €1.1 million, or 183.3%, from share of profit (loss) of investments accounted for using the equity method of €0.6 million in the year ended December 31, 2013. The amount in 2014 was primarily related to an impairment of receivables at our Chinese joint venture. The amount in 2013 was mainly due to a recovery of an impairment charge in the previous year related to our joint venture in Spain.

Result Before Taxes

Result before taxes was €(10.4) million in the year ended December 31, 2014, representing a decrease of €10.1 million from result before taxes of €(0.3) million in the year ended December 31, 2013, as a result of the factors outlined above.

Income Taxes

Income taxes were €24.6 million in the year ended December 31, 2014, representing an increase of €9.2 million, or 59.7%, from income taxes of €15.4 million in the year ended December 31, 2013.

In the year ended December 31, 2014, the effective tax rate was 262% compared to 5,133% in the year ended December 31, 2013. In both years we recorded an income tax expense while we had a loss before taxes. The effective tax rate and income tax expense for the year ended December 31, 2014 were primarily due to expenses that were not deductible for tax purposes, recurring unrecognized losses at certain subsidiaries, one-time impact of the reversal of deferred tax assets and other non-tax-deductible expenses. The income tax expense effect of non-deductible expenses for tax purposes of €7.1 million is primarily due to a one-time income tax expense of €6.6 million related to the CD&R Acquisition. The income tax expense effect related to recurring losses at certain subsidiaries of €3.9 million related primarily to subsidiaries in France and Brazil and cause a higher effective tax rate because these losses cannot be used as a deduction since they have been recurring for more than two years. The one-time income tax effect of the reversal of deferred tax assets upon expiry of loss carry forwards in Germany of €2.1 million was a result of the reassessment of their recoverability. The income tax expense effect of other non-tax-deductible expenses of €10.5 million included €3.9 million related to the recurring impact of the German thin-cap rules which limit the amount of interest that can be deductible for tax purposes and a one-time €4.8 million income tax expense related to share-based compensation programs that are not deductible under German tax law.

The effective tax rate and income tax expense for the year ended December 31, 2013 were primarily due to recurring unrecognized losses at certain subsidiaries and other one-time effects. The income tax expense effect related to recurring losses at certain subsidiaries of €8.8 million related primarily to subsidiaries in France and Brazil and cause a higher effective tax rate because these losses cannot be used as a deduction since they have been recurring for more than two years. The income tax expense effect of other one-time expenses of €2.7 million primarily relate to €8.1 million of recurring impact of the German thin-cap rules which limit the amount of interest that can be deductible for tax purposes, a €2.4 million one-time tax benefit due to tax audits in Germany related to transfer pricing and interest on a shareholders loan from DIC and €2.2 million related to other tax benefits at German subsidiaries.

Consolidated Result for the Year

Consolidated result for the year was €(35.0) million in the year ended December 31, 2014, representing a decrease of €19.3 million, or 122.9%, from consolidated result for the year of €(15.7) million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional income of €1.3 million and dispositions led to an increase of €1.8 million in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, consolidated result for the year decreased €22.4 million, or 170.4%, in the year ended December 31, 2014. The effect of foreign currency translation increased income in the year ended December 31, 2014 by €0.2 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, consolidated result for the year decreased organically by €22.5 million, or 173.6% in the year ended December 31, 2014, as a result of the factors outlined above.

Adjusted EBITDA

		Predecessor
	Pro Forma Year Ended December 31, 2014	Year Ended December 31, 2013	% Change
	(€ in millions)
Adjusted EBITDA	€162.1	€142.4	13.8%
% of Revenue	13.0%	12.4%

Adjusted EBITDA was €162.1 million in the year ended December 31, 2014, representing an increase of €19.7 million, or 13.8%, from pro forma Adjusted EBITDA of €142.4 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional pro forma Adjusted EBITDA of €2.6 million and dispositions resulted in a reduction of €0.5 million in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, pro forma Adjusted EBITDA increased €17.6 million, or 12.5%, in the year ended December 31, 2014. The effect of foreign currency translation decreased pro forma Adjusted EBITDA in the year ended December 31, 2014 by €1.5 million. Excluding the impact of foreign currency translation, as well as new acquisitions and dispositions, pro forma Adjusted EBITDA increased organically by €19.2 million, or 13.7%, in the year ended December 31, 2014, primarily as a result of the increase in gross profit and reduced selling, general and administrative expenses as a percentage of revenue. Adjusted EBITDA margin increased from 12.4% in the year ended December 31, 2013 to 13.0% in the year ended December 31, 2014. This was mainly due to EBITDA margin improvement in Europe, Asia and South America, partially offset by Adjusted EBITDA margin decreases in North America. Adjusted EBITDA margin in the Reconditioning segment remained flat.

Segments

North America Segment

	Successor	Predecessor		Unaudited Pro Forma for the Year Ended December 31, 2014
	From April 30 through December 31, 2014	From January 1 through July 31, 2014	Year Ended December 31, 2013		% Change
		(€ in millions)
Revenue	€206.0	€270.9	€422.9	€476.9	12.8%
Gross Profit	31.7	44.7	74.0	76.1	2.8%
Adjusted EBITDA	27.0	37.6	61.3	64.6	5.4%
Adjusted EBITDA Margin	13.1%	13.9%	14.5%	13.5%

Gross Profit

Gross profit in North America was €76.1 million in the year ended December 31, 2014, representing an increase of €2.1 million, or 2.8%, from gross profit of €74.0 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional gross profit of €0.0 million in North America in the year ended December 31, 2014. There were no dispositions in North America in the years ended December 31, 2014 and December 31, 2013. Excluding the impact of new acquisitions, gross profit increased €2.1 million, or 2.9%, in the year ended December 31, 2014. The effect of foreign currency translation decreased gross profit in North America in the year ended December 31, 2014 by €0.3 million. Excluding the impact of foreign currency translation and new acquisitions, gross profit increased organically by €2.4 million, or 3.3% in the year ended December 31, 2014. This was primarily a result of significantly increased volumes of IBC units sold of 17.2% leading to a gross profit improvement of €3.3 million, driven by a considerable growth in market demand for IBCs in North America in the year ended December 31, 2014. We continued to see growth in our existing IBC plants, and an IBC blow molder was transferred from Germany to the Houston Woodlands facility to start IBC bottle production for the reconditioning segment in September 2014. Increases in IBC margins increased gross profit by €1.0 million. The volume of metal tons sold increased by 5.5% which led to a gross profit increase of €0.8 million while margin increased contributed €0.5 million. An increase in the volume of plastic tons sold of 0.9%, added €0.3 million to gross profit, which was offset by decreasing margins due to raw material price increases and a delay in passing these costs through to customers decreasing gross profit by €3.5 million. In the fiber product category, we continued implementation of an agriculture specific venting option and ramped up production in our Houston fiber manufacturing facility. This increased volumes of tons sold by 0.7%, but the impact of the increase of sales was offset by decreased margins, leaving gross profit for our fiber products flat. Gross profit margin in North America decreased from 17.5% in the year ended December 31, 2013 to 16.0% in the year ended December 31, 2014. This was primarily a result of increased raw material prices in plastic products and a delay in passing these cost increases through to customers.

Adjusted EBITDA

Adjusted EBITDA in North America was €64.6 million in the year ended December 31, 2014, representing an increase of €3.3 million, or 5.4%, from Adjusted EBITDA of €61.3 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional Adjusted EBITDA of €0.3 million in North America in the year ended December 31, 2014. There were no dispositions in North America in the years ended December 31, 2014 and December 31, 2013. Excluding the impact of new acquisitions, Adjusted EBITDA increased €3.1 million, or 5.1% in the year ended December 31, 2014. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2014 by €0.2 million. Excluding the impact of foreign currency translation and new acquisitions, Adjusted EBITDA increased by €3.3 million, or 5.4% in the year ended December 31, 2014, primarily as a result of the increase in gross profit which, net of depreciation and amortization, amounted to €3.3 million, partially offset by an increase of €0.2 million in selling, general and administrative expenses (net of depreciation and amortization). Adjusted EBITDA margin in North America decreased from 14.5% in the year ended December 31, 2013 to 13.5% in the year ended December 31, 2014. This was predominantly a result of increased raw material prices in plastic products and a delay in passing these cost increases through to customers.

Europe Segment

	Successor	Predecessor		Unaudited Pro Forma for the Year Ended December 31, 2014
	From April 30 through December 31, 2014	From January 1 through July 31, 2014	Year Ended December 31, 2013		% Change
		(€ in millions)
Revenue	€203.1	€295.6	€476.4	€498.7	4.7%
Gross Profit	23.5	40.8	57.4	63.7	11.0%
Adjusted EBITDA	22.4	37.2	51.1	59.6	16.6%
Adjusted EBITDA Margin	11.0%	12.6%	10.7%	12.0%

Gross Profit

Gross profit in Europe was €63.7 million in the year ended December 31, 2014, representing an increase of €6.3 million, or 11.0% from gross profit of €57.4 million in the year ended December 31, 2013. There were no new acquisitions or dispositions in the years ended December 31, 2014 and December 31, 2013 in Europe. The effect of foreign currency translation decreased gross profit in Europe in the year ended December 31, 2014 by €0.8 million. Excluding the impact of foreign currency translation, gross profit increased by €7.0 million, or 12.4%, in the year ended December 31, 2014. This was primarily a result of increased margins for plastic products increasing gross profit by €4.4 million resulting from changes in raw material prices and pass-through cost management. Increases in the volume of tons sold of 3.9% for plastic products increased gross profit by €1.0 million. The year ended December 31, 2014 saw strong sales of IBC products as a result of the replacement of a production line in France, the start of a new IBC operation in Turkey and the continued increase in market popularity of our IBC products. The related growth in the volume of IBC units sold of 10.6% improved gross profit by €1.6 million, while the improvement of the margins for IBCs increased gross profit by €0.8 million. Growth in the volume of metal tons sold of 4.1% contributed €0.6 million to gross profit, offset by decreases in margins lowering gross profit by €1.4 million. Decreases in the volume of tons sold of 2.0% in fiber products, were balanced by cost saving measures so that gross profit remained flat for fiber products. Gross profit margin in Europe increased from 12.0% in the year ended December 31, 2013 to 12.8% in the year ended December 31, 2014. This was primarily a result of decreased raw material prices in plastic products and the related pass-through cost management. Gross profit margin also increased as a result of a €3.8 million rebate for energy costs due to increased use of renewable energy sources.

Adjusted EBITDA

Adjusted EBITDA in Europe was €59.6 million in the year ended December 31, 2014, representing an increase of €8.5 million, or 16.6%, from Adjusted EBITDA of €51.1 million in the year ended December 31, 2013. There were no new acquisitions or dispositions in the years ended December 31, 2014 and December 31, 2013 in Europe. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2014 by €0.5 million. Excluding the impact of foreign currency translation, Adjusted EBITDA increased by €9.0 million, or 17.7%, in the year ended December 31, 2014, primarily as a result of the increase in gross profit, which, net of depreciation and amortization, amounted to €9.8 million. This was partially offset by an increase in selling, general and administrative expenses amounting to €0.8 million (net of depreciation and amortization). Adjusted EBITDA margin in Europe increased from 10.7% in the year ended December 31, 2013 to 12.0% in the year ended December 31, 2014. This was predominantly a result of decreased raw material prices in the plastic business and the related pass-through cost management. Gross profit also increased as a result of a €3.8 million rebate for energy costs due to increased use of renewable energy sources affecting all product segments.

Asia Segment

	Successor	Predecessor		Unaudited Pro Forma for the Year Ended December 31, 2014
	From April 30 through December 31, 2014	From January 1 through July 31, 2014	Year Ended December 31, 2013		% Change
		(€ in millions)
Revenue	€29.6	€43.0	€58.8	€72.6	23.5%
Gross Profit	3.4	4.1	4.7	7.6	61.7%
Adjusted EBITDA	2.7	3.5	4.1	6.2	51.2%
Adjusted EBITDA Margin	9.1%	8.1%	7.0%	8.5%

Gross Profit

Gross profit in Asia was €7.6 million in the year ended December 31, 2014, representing an increase of €2.9 million, or 61.7%, from gross profit of €4.7 million in the year ended December 31, 2013. There were no new acquisitions in the years ended December 31, 2014 and December 31, 2013 and dispositions resulted in additional gross profit of €0.5 million in Asia in the year ended December 31, 2014. Excluding the impact of dispositions, gross profit increased €2.3 million, or 39.8%, in the year ended December 31, 2014. The effect of foreign currency translation decreased gross profit in Asia in the year ended December 31, 2014 by €0.2 million. Excluding the impact of foreign currency translation as well as of dispositions, gross profit organically increased by €2.5 million, or 45.6%, in the year ended December 31, 2014. This was mainly due to a strong performance in Singapore and Malaysia, which was partially offset by losses in connection with the startup of certain operations in China. The volume of metal tons sold increased by 28.1%, which increased gross profit by €1.7 million. In addition, margin improvements increased gross profit by €0.6 million. The increase in the volume of tons sold was primarily due to economic growth and increasing our market share in Malaysia and Singapore. Increased market share in Singapore and Malaysia resulted from increasing sales to existing customers. Our metal product operations in China, which were still in the ramp up phase, contributed the increase in the volume of units sold, but decreased margins due to decreased sales prices resulting from being a new market player in China. The plastic product category in China had an increase in the volume of tons sold of 73.1%, which, due to the start-up nature of our operations, led to a reduction in gross profit of €0.3 million. This was more than offset by margin improvements adding €0.5 million to gross profit. Gross profit margin in Asia increased from 8.0% in the year ended December 31, 2013 to 10.5% in the year ended December 31, 2014. This was primarily the result of reduced start-up costs in China and improved gross profit margin in Malaysia.

Adjusted EBITDA

Adjusted EBITDA in Asia was €6.2 million in the year ended December 31, 2014, representing an increase of €2.1 million, or 51.2%, from Adjusted EBITDA of €4.1 million in the year ended December 31, 2013. There were no new acquisitions in the years ended December 31, 2014 and December 31, 2013 and dispositions resulted in additional Adjusted EBITDA of €0.2 million in Asia in the year ended December 31, 2014. Excluding the impact of dispositions, Adjusted EBITDA increased €2.0 million, or 45.4% in the year ended December 31, 2014. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2014 by €0.2 million. Excluding the impact of foreign currency translation and dispositions, Adjusted EBITDA increased by €2.2 million, or 52.1%, in the year ended December 31, 2014 primarily as a result of the increase in gross profit, which, net of depreciation and amortization, amounted to €2.7 million, partially offset by an increase of €0.6 million in selling, general and administrative expenses (net of depreciation and amortization). Adjusted EBITDA margin in Asia increased from 7.0% in the year ended December 31, 2013 to 8.6% in the year ended December 31, 2014. This was primarily the result of reduced start-up costs in China and improved Adjusted EBITDA margin in Malaysia.

South America Segment

	Successor	Predecessor		Unaudited Pro Forma for the Year Ended December 31, 2014
	From April 30 through December 31, 2014	From January 1 through July 31, 2014	Year Ended December 31, 2013		% Change
		(€ in millions)
Revenue	€29.4	€31.5	€64.0	€60.8	(5.0)%
Gross Profit	2.4	1.7	3.6	4.0	11.1%
Adjusted EBITDA	2.8	1.6	2.5	4.4	76.0%
Adjusted EBITDA Margin	9.5%	5.1%	3.9%	7.2%

Gross Profit

Gross profit in South America was €4.0 million in the year ended December 31, 2014, representing an increase of €0.4 million, or 11.1%, from gross profit of €3.6 million in the year ended December 31, 2013. There were no new acquisitions or dispositions in the years ended December 31, 2014 and December 31, 2013 in South America. The effect of foreign currency translation decreased gross profit in South America in the year ended December 31, 2014 by €0.3 million. Excluding the impact of foreign currency translation, gross profit increased by €0.7 million, or 20.7%, in the year ended December 31, 2014. This was primarily due to a margin improvement in the plastic business contributing €0.8 million to gross profit, which offset a decrease in the volume of plastic tons sold of 15.1% following a plant closure in 2013. The decrease in the volume of plastic tons sold did not have a material impact on gross profit due to the improved product mix having a positive impact on margins. Improved IBC product margins contributed €0.4 million to gross profit, which was partially offset by a €0.1 million decrease in gross profit resulting from a decrease in the volume of IBC units sold of 17.0%. The volume of metal tons sold increased by 5.2% contributing €0.1 million, but the impact of the increase was more than offset by reduced margins reducing gross profit by €0.5 million. The year ended December 31, 2014 was characterized by difficult economic conditions in Brazil. Gross profit margin in South America increased from 5.6% in the year ended December 31, 2013 to 6.6% in the year ended December 31, 2014. This was primarily due to the full-year impact of a cost reduction in plastic products following a plant closure in 2013. Improved IBC product margins also contributed to the gross profit margin increase.

Adjusted EBITDA

Adjusted EBITDA in South America was €4.4 million in the year ended December 31, 2014, representing an increase of €1.9 million, or 76.0%, from Adjusted EBITDA of €2.5 million in the year ended December 31, 2013. There were no new acquisitions or dispositions in the years ended December 31, 2014 and December 31, 2013 in South America. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2014 by €0.2 million. Excluding the impact of foreign currency translation, Adjusted EBITDA increased by €2.1 million, or 91.8%, in the year ended December 31, 2014. This was primarily a result of the reduction in selling, general and administrative expenses of €1.2 million (net of depreciation and amortization), supported by the increase in gross profit, which (net of depreciation and amortization) amounted to €0.9 million. Adjusted EBITDA margin in South America increased from 3.9% in the year ended December 31, 2013 to 7.2% in the year ended December 31, 2014. This was primarily due to a plastic product plant closure and resulting cost reductions as well as related cost reductions in selling, general and administrative expenses as part of a general restructuring program. Improved IBC product Adjusted EBITDA margins also contributed to the Adjusted EBITDA margin increase.

Reconditioning Segment

	Successor	Predecessor		Unaudited Pro Forma for the Year Ended December 31, 2014
	From April 30 through December 31, 2014	From January 1 through July 31, 2014	Year Ended December 31, 2013		% Change
		(€ in millions)
Revenue	€80.7	€111.8	€166.8	€192.5	15.4%
Gross Profit	17.5	26.3	38.4	43.3	12.8%
Adjusted EBITDA	12.2	19.8	27.7	32.0	15.5%
Adjusted EBITDA Margin	15.1%	17.7%	16.6%	16.6%

Gross Profit

Gross profit in Reconditioning was €43.3 million in the year ended December 31, 2014, representing an increase of €4.9 million, or 12.8%, from gross profit of €38.4 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional gross profit of €2.9 million in Reconditioning, and dispositions also added €0.1 million to gross profit in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, gross profit increased €1.8 million, or 4.7%, in the year ended December 31, 2014. The effect of foreign currency translation decreased gross profit in Reconditioning in the year ended December 31, 2014 by €0.6 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, gross profit increased by €2.4 million, or 6.3%, in the year ended December 31, 2014. This was primarily a result of blended volume growth in North America of 9.9%, which improved gross profit by €2.8 million, partially offset by decreasing margins reducing gross profit by €1.6 million. The shortage of units needing reconditioning created a highly competitive environment in North America which adversely affected our margins. In Europe blended volume growth of 14.3%, added €1.2 million to gross profit. Margin improvements in Europe added €0.4 million to gross profit following the growing maturity of former start-up facilities. In South America blended volume growth was 1.1% with a minor increase to gross profit, which was more than offset by reduced margins lowering gross profit by €0.4 million. Demand for reconditioned units was strong in the year ended December 31, 2014, as customers increasingly seek environmental sustainability. Supply of reconditioned units was tight and margins of some operations, particularly those that are still in the ramp up phase, saw increased costs as a result. However, most of the increased costs were passed through to our customers. Gross profit margin in Reconditioning decreased from 23.0% in the year ended December 31, 2013 to 22.5% in the year ended December 31, 2014. This was primarily the result of a shortage of units needing reconditioning in North America creating a highly competitive environment which adversely affected our gross profit margin.

Adjusted EBITDA

Adjusted EBITDA in Reconditioning was €32.0 million in the year ended December 31, 2014, representing an increase of €4.3 million, or 15.5%, from Adjusted EBITDA of €27.7 million in the year ended December 31, 2013. New acquisitions in the years ended December 31, 2014 and December 31, 2013 resulted in additional Adjusted EBITDA of €2.3 million in Reconditioning, whereas dispositions resulted in a reduction of €0.7 million in the year ended December 31, 2014. Excluding the impact of new acquisitions and dispositions, Adjusted EBITDA increased €2.7 million, or 9.8%, in the year ended December 31, 2014. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2014 by €0.4 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, Adjusted EBITDA increased by €3.1 million, or 11.6%, in the year ended December 31, 2014, primarily as a result of the increase in gross profit, which, net of depreciation and amortization, amounted to €3.0 million, supported by a decrease of €0.1 million in selling, general and administrative expenses (net of depreciation and amortization). Adjusted EBITDA margin in Reconditioning remained stable at 16.6% in the year ended December 31, 2013 and in the year ended

December 31, 2014. This was primarily due to increased Adjusted EBITDA margins at former start-up facilities in Europe partially offset by decreased Adjusted EBITDA margins in North America.

Predecessor Year Ended December 31, 2013 compared to Predecessor Year Ended December 31, 2012

Amounts for the years ended December 31, 2013 and December 31, 2012 reflect the results of the Predecessor.

Consolidated

Revenue

	Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	% Change
	(€ in millions)
Revenue	€1,146.4	€1,141.7	0.4%

Revenue was €1,146.4 million in the year ended December 31, 2013, representing an increase of €4.7 million, or 0.4%, from revenue of €1,141.7 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional revenue of €10.6 million, and dispositions led to a decrease of revenue of €20.2 million in the year ended December 31, 2013. Excluding the impact of new acquisitions and dispositions, revenue increased by €14.3 million, or 1.3%, in the year ended December 31, 2013. The effect of foreign currency translation decreased revenue in the year ended December 31, 2013 by €33.5 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, revenue organically increased by €47.7 million, or 4.4%, in the year ended December 31, 2013, which is predominantly, due to volume increases of €52.7 million, partially offset by price decreases of €4.9 million. This was primarily due to sales volume increases in Europe increasing revenue by €20.3 million, or 4.4%, mostly driven by increases of IBC unit sales, along with continued ramp-up of new facilities (in particular a new greenfield site in Poland, and a plastic facility in Turkey to complement the existing metal and reconditioning businesses). Reconditioning revenue grew by €8.9 million, or 6.0%, due to strong demand across all regions. Asia added €7.9 million, or 15.5%, of revenue following the ramp-up of the new multi-product (plastic, IBC and metal) facility in China. The greenfield project in China was supported by the existing mature metal businesses in Malaysia and India, and the high-growth metal business in Singapore. Our operations in Malaysia and Singapore in particular were able to expand their market share and continue to generate profitable growth by leveraging additional capacity created both during the financial year and in previous years (in particular in Singapore, where the addition of a new product line during the year allowed the business to attract significant new customers) and by expanding their business relationships with existing customers. North American revenue increased by €5.6 million, or 1.4%. This was mainly due to strong performance in the IBC product category, driven by significant growth in market demand for IBCs. We continued to grow our existing IBC manufacturing facilities, and a new facility was opened during the year ended December 31, 2013 in Romeoville, IL, which allowed the business to address growing demand both from external customers and for new bottles for the Reconditioning segment. South American revenue increased by €2.4 million, or 3.8%. The year ended December 31, 2013 was characterised by continued growth of the IBC division in Brazil, as the IBC product gained more traction in the region. In addition, the establishment of a new production facility for the manufacture of secondary steel products in order to generate significant value-added tax savings for the business added to the sales increase. These revenue increases at the segments were partially complemented by increased intercompany eliminations amounting to €2.6 million. The increases in volumes of our product categories were 12.3% by unit for IBCs, 6.7% by unit for reconditioning services, 2.9% by ton for fiber products, 1.4% by ton for plastic products and 0.6% by ton for metal products, with an overall blended volume growth of 4.5%.

Cost of Sales

Cost of sales were €976.1 million in the year ended December 31, 2013, representing a decrease of €14.5 million, or 1.5%, from cost of sales of €990.6 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional cost of sales of €9.6 million, and dispositions led to a decrease of €16.2 million in the year ended December 31, 2013. Excluding the impact of new acquisitions and dispositions, cost of sales decreased €7.8 million, or 0.8%, in the year ended December 31, 2013. The effect of foreign currency translation decreased cost of sales in the year ended December 31, 2013 by €29.0 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, cost of sales increased organically by €21.2 million, or 2.3%, in the year ended December 31, 2013, mainly as a result of €17.8 million of increased costs for raw materials and supplies, resulting from approximately €27.7 million attributable to sales volume increases and approximately €0.8 million due to price increases, which were partially offset by savings of approximately €10.7 million in connection with procurement and supply chain measures implemented in the year ended December 31, 2013. Raw material costs as a percentage of revenue was 56.4% in the year ended December 31, 2013 compared to 57.3% in the year ended December 31, 2012, primarily as a result of our ability to pass through raw materials costs to our customers as well as through the procurement and supply chain savings. Production costs decreased by €0.4 million in the year ended December 31, 2013. The remainder of the change in cost of sales is due to increased outbound freight costs of €3.8 million due to sales volume increases.

Gross Profit

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Gross Profit	€170.3	€151.1	12.7%
% of Revenue	14.9%	13.2%

Gross profit was €170.3 million in the year ended December 31, 2013, representing an increase of €19.2 million, or 12.7%, from gross profit of €151.1 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional gross profit of €1.0 million, and dispositions led to a decrease in gross profit of €4.0 million. Excluding the impact of new acquisitions and dispositions, gross profit increased €22.1 million, or 15.0% in the year ended December 31, 2013 in the year ended December 31, 2013. The effect of foreign currency translation decreased gross profit in the year ended December 31, 2013 by €4.4 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, gross profit increased organically by €26.5 million, or 18.6%, in the year ended December 31, 2013, mainly as a result of €10.7 million of cost savings attributable to procurement and supply chain initiatives, €10.0 million of cost savings attributable to our continuous improvement program, or the Mauser Excellence program, and the conclusion of efficiency projects which led to slower growth in our manufacturing costs, a €3.9 million reduction of start- up and restructuring expenses and sales volume increases contributing €1.9 million to gross profit. Gross profit margin increased from 13.2% in the year ended December 31, 2012 to 14.9% in the year ended December 31, 2013. This was primarily due to a strong gross profit margin improvement in North America, Europe and Reconditioning, partially offset by gross profit margin decreases in Asia and South America.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €103.3 million in the year ended December 31, 2013, representing an increase of €10.4 million, or 11.2%, from selling, general and administrative expenses of €92.9 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional selling, general and administrative expenses of €0.8 million and dispositions led to a decrease of €2.8 million in the year ended December 31, 2013. Excluding the impact of new acquisitions and dispositions, selling, general and administrative expenses increased by €12.5 million, or 14.0%, in the year ended December 31, 2013. The effect of foreign currency translation decreased selling, general and administrative expenses in the year ended December 31, 2013 by €2.2 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, selling, general and administrative expenses increased organically by €14.7 million, or 16.9%, in the year ended December 31, 2013. This primarily resulted from €7.0 million of increases relating to accruals for stock compensation expense under the management equity plan, €4.5 million increases in headcount and other personnel expenses, €2.7 million increases in other selling, general and administrative expenses and €0.5 million in energy expenses to support our growth.

Other Operating Income

Other operating income was €4.0 million in the year ended December 31, 2013, representing a decrease of €13.6 million, or 77.3%, from other operating income of €17.6 million in the year ended December 31, 2012. Other operating income in the year ended December 31, 2013 primarily related to €2.4 million of insurance receivables related to an insurance claim following tornado damage at our Grezzago, Italy facility. The remainder of other operating income in the year ended December 31, 2013 primarily related to gains from sales of idle machinery and equipment. Other operating income in the year ended December 31, 2012 primarily related to a €13.5 million gain from the divestment of a steel reconditioning business in the United States and a €2.8 million gain resulting from the sale of unused property in Turkey. The remainder of other operating income in the year ended December 31, 2012 primarily related to gains from sales of idle machinery and equipment.

Other Operating Expenses

Other operating expenses were €11.6 million in the year ended December 31, 2013, representing a decrease of €3.0 million, or 20.5%, from other operating expenses of €14.6 million in the year ended December 31, 2012. Other operating expenses in the year ended December 31, 2013 primarily consisted of €4.6 million of litigation accruals, €4.4 million related to the closing of certain plastic operations in Brazil, €1.1 million related to damage caused by a tornado at our Grezzago, Italy facility, €0.8 million in severance payments and a €0.3 million loss on a disposal of an idle production site in France. Other operating expenses in the year ended December 31, 2012 primarily consisted of €7.5 million in severance payments, €2.8 million resulting from the disposition of plastic and IBC operations in Thailand, a €2.6 million of litigation accruals, €1.0 million associated with the sale of a steel reconditioning business in the United States, €0.4 million resulting from ceasing an IBC operation in India and a €0.4 million loss on disposal of fixed assets in the United States.

Transaction Related Costs

Transaction related costs were €2.8 million in the year ended December 31, 2013 related to fees and expenses of €2.8 million for outside advisors in connection with vendor due diligence reports. In the year ended December 31, 2012 no transaction related costs were incurred.

Operating Result

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Operating Result	€56.6	€61.2	(7.5)%
% of Revenue	4.9%	5.4%

Operating result was €56.6 million in the year ended December 31, 2013, representing a decrease of €4.6 million, or 7.5%, from operating result of €61.2 million in the year ended December 31, 2012, as a result of the factors outlined above.

Finance Income

Finance income was €18.6 million in the year ended December 31, 2013, representing an increase of €3.8 million, or 25.7%, from finance income of €14.8 million in the year ended December 31, 2012. The increase was primarily a result of higher currency exchange gains of €4.3 million partially offset by lower interest hedging income of €1.9 million as a result of interest rate hedges in the United States and Europe.

Finance Costs

Finance costs were €76.1 million in year ended December 31, 2013, representing a decrease of €5.2 million, or 6.4%, from finance costs of €81.3 million in the year ended December 31, 2012. The decrease was primarily attributable to lower interest hedging cost of €7.8 million as a result of interest rate hedges in the United States and Europe. Higher interest costs from our Senior Credit Facilities of €4.1 million were offset by decreased interest costs on pensions of €4.4 million.

Share of Profit (Loss) of Investments Accounted For Using the Equity Method

Share of profit (loss) of investments accounted for using the equity method was €0.6 million in the year ended December 31, 2013, representing an increase of €1.3 million from share of profit (loss) of investments accounted for using the equity method of €(0.7) million in the year ended December 31, 2012. The amount in 2013 was primarily due to a recovery of an impairment charge in the previous year related to our joint venture in Spain.

Result Before Taxes

Result before taxes was €(0.3) million in the year ended December 31, 2013, representing an increase of €5.7 million, or 95.0% from result before taxes of €(6.0) million in the year ended December 31, 2012, as a result of the factors outlined above.

Income Taxes

Income taxes were €15.4 million in the year ended December 31, 2013, representing an increase of €1.0 million, or 6.9%, from income taxes of €14.4 million in the year ended December 31, 2012.

In the year ended December 31, 2013, the effective tax rate was 5,133% compared to 240% in the year ended December 31, 2012. In both years, we recorded an income tax expense while we had a loss before taxes. The effective tax rate and income tax expense for the year ended December 31, 2013 were primarily due to recurring unrecognized losses at certain subsidiaries and other one-time effects. The income tax expense effect related to recurring losses at certain subsidiaries of €8.8 million related primarily to subsidiaries in France and Brazil and cause a higher effective tax rate these losses cannot be used as a deduction since they have been recurring for more than two years. The income tax expense effect of other one-time expenses of €2.7 million primarily relate to €8.1 million of recurring impact of the German thin-cap rules which limit the amount of interest that can be deductible for tax purposes, a €2.4 million one-time impacts of tax audits in Germany related to transfer pricing, interest on a shareholder loan from DIC loan and €2.2 million related to other tax benefits at German subsidiaries.

The effective tax rate and income tax expense for the year ended December 31, 2012 were primarily due to recurring non-deductible interest in Germany, recurring unrecognized losses at certain subsidiaries and other non-tax-deductible expenses. The income tax expense effect of non-deductible interest in Germany of €8.0 million is due to the German thin-cap rules which limit the amount of interest that can be deductible for tax purposes. The income tax expense effect related to recurring losses at certain subsidiaries of €4.9 million related primarily to subsidiaries in France and Brazil and cause a higher effective tax rate because these losses cannot be used as a deduction since they have been recurring for more than two years. The income tax expense effect of other one-time impacts is €2.0 million.

Consolidated Result for the Year

Consolidated result for the year was €(15.7) million in the year ended December 31, 2013, representing an increase of €4.7 million, or 23.0%, from consolidated result for the year of €(20.4) million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in reduced income of €0.4 million, and dispositions led to a decrease of €13.6 million in the year ended December 31, 2013. Excluding the impact of new acquisitions and dispositions, consolidated result for the year increased €18.6 million, or 55.4% in the year ended December 31, 2013. The effect of foreign currency translation did not impact income in the year ended December 31, 2013. Excluding the impact of foreign currency translation and new acquisitions and dispositions, consolidated result for the year decreased by €18.6 million, or 55.5%, in the year ended December 31, 2013, as a result of the factors outlined above.

Adjusted EBITDA

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Adjusted EBITDA	€142.4	€133.3	6.8%
% of Revenue	12.4%	11.7%

Adjusted EBITDA was €142.4 million in the year ended December 31, 2013, representing an increase of €9.1 million, or 6.8%, from Adjusted EBITDA of €133.3 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional Adjusted EBITDA of €1.9 million and dispositions led to a decrease of €2.3 million in the year ended December 31, 2013. Excluding the impact of new acquisitions and dispositions, Adjusted EBITDA increased €9.5 million, or 7.2% in the year ended December 31, 2013. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2013 by €3.8 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, Adjusted EBITDA increased by €13.2 million, or 10.4% in the year ended December 31, 2013. This was primarily a result of the increase in gross profit and recovery in the chemical and petrochemical industries which led to the volume growth outlined above as well as of procurement and supply chain initiatives, which were partially offset by increased selling, general and administrative expenses to support the growth of the company. Adjusted EBITDA margin increased from 11.7% in the year ended December 31, 2012 to 12.4% in the year ended December 31, 2013. This was primarily due to Adjusted EBITDA margin improvement in North America, Europe and Reconditioning, partially offset by Adjusted EBITDA margin decreases in Asia. Adjusted EBITDA margin in South America remained flat.

Segments

North America Segment

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Revenue	€422.9	€426.4	(0.8)%
Gross Profit	74.0	69.0	7.2%
Adjusted EBITDA	61.3	56.9	7.7%
Adjusted EBITDA Margin	14.5%	13.3%

Gross Profit

Gross profit in North America was €74.0 million in the year ended December 31, 2013, representing an increase of €5.0 million, or 7.2%, from gross profit of €69.0 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional gross profit of €0.4 million in North America in the year ended December 31, 2013. Excluding the impact of new acquisitions, gross profit increased €4.6 million, or 6.7%, in the year ended December 31, 2013. There were no dispositions in North America in the years ended December 31, 2013 and December 31, 2012. The effect of foreign currency translation decreased gross profit in North America in the year ended December 31, 2013 by €2.2 million. Excluding the impact of foreign currency translation and new acquisitions, gross profit increased by €6.8 million, or 10.2%, in the year ended December 31, 2013, primarily as a result of an increase in the volume of IBC units sold of 13.8%, which increased gross profit by €2.2 million while improved IBC margins added another €1.5 million. The year ended December 31, 2013 saw significant growth in market demand for IBCs. The opening of a new facility in Romeoville, Illinois and continued growth of existing facilities allowed us to address growing demand both from external customers and for new bottles for the Reconditioning segment. Increased margins for our metal products increased gross profit by €3.4 million through an improvement of the product mix as well as through raw material cost savings following a major restructuring project in the Houston plant. The volume of metal tons product sold declined by 2.1%, decreasing gross profit by €0.2 million. The volume of plastic tons sold decreased by 1.3% which reduced gross profit by €0.4 million, while plastic product margins increased gross profit by €0.1 million. The decreases in the volume of tons sold in the metal and plastic product categories resulted from a decrease of demand for lubricants and in the agrochemical business. Fiber products benefited from improved margins, which added €0.4 million of gross profit, while an increased volume of fiber tons sold of 1.4% added €0.1 million to gross profit. Gross profit margin in North America increased from 16.2% in the year ended December 31, 2012 to 17.5% in the year ended December 31, 2013. This was primarily the result of strong demand in the IBC product category leading to increased sales and decreased fix cost as a percentage of revenue. In addition, improved product mix and raw material cost savings following a major restructuring project in the metal business also positively contributed to the gross profit margin increase.

Adjusted EBITDA

Adjusted EBITDA in North America was €61.3 million in the year ended December 31, 2013, representing an increase of €4.4 million, or 7.7%, from Adjusted EBITDA of €56.9 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional Adjusted EBITDA of €0.7 million in North America in the year ended December 31, 2013. There were no dispositions in North America in the years ended December 31, 2013 and December 31, 2012. Excluding the impact of new acquisitions, Adjusted EBITDA increased €3.7 million, or 6.6%, in the year ended December 31, 2013. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2013 by €1.8 million. Excluding the impact of foreign currency translation as well as from new acquisitions, Adjusted EBITDA increased by €5.6 million, or 10.1%, in the year ended December 31, 2013. This was primarily a result of the increase in gross profit, which amounted to €6.2 million (net of depreciation and amortization), partially offset by an increase of €0.6 million in selling, general and administrative expenses. Adjusted EBITDA margin in North America increased from 13.3% in the year ended December 31, 2012 to 14.5% in the year ended December 31, 2013. This was primarily the result of strong demand in the IBC product category leading to incremental business and an improved fix cost absorption. In addition an improved product mix and raw material cost savings following a major restructuring project in the metal business contributed to the Adjusted EBITDA margin increase.

Europe Segment

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Revenue	€476.4	€459.3	3.7%
Gross Profit	57.4	48.2	19.1%
Adjusted EBITDA	51.1	42.1	21.4%
Adjusted EBITDA Margin	10.7%	9.2%

Gross Profit

Gross profit in Europe was €57.4 million in the year ended December 31, 2013, representing an increase of €9.2 million, or 19.1%, from gross profit of €48.2 million in the year ended December 31, 2012. There were no new acquisitions or dispositions in the years ended December 31, 2013 and December 31, 2012 in Europe. The effect of foreign currency translation decreased gross profit in Europe in the year ended December 31, 2013 by €0.7 million. Excluding the impact of foreign currency translation, gross profit increased by €9.8 million, or 20.6%, in the year ended December 31, 2013. This was primarily a result of increased margins through reduced cost of sales in the IBC product category, increasing gross profit by €4.6 million. Sales volume increases of 9.9% added an additional €0.9 million to gross profit. The year was marked by a strong performance of the IBC business (which also benefitted from the growth of the Reconditioning segment through increased IBC unit sales), along with continued ramp-up of new facilities (in particular a new greenfield site in Poland). Volumes of units sold for plastic products increased by 2.9%, increasing gross profit by €1.5 million (including the ramp-up of a new plastic facility in Turkey to complement the existing metal and reconditioning business), while improvements resulting from changes in raw material prices and pass through of raw material costs to customers increased gross profit by €0.7 million. The volume of metal tons sold increased by 0.6%, which added €0.1 million to gross profit, and the improved margins for our metal products due to declining raw material prices added €1.2 million to gross profit. Improved margins for our fiber products increased gross profit by €0.8 million and an increase in the volume of fiber tons growth of 7.4% increased gross profit by €0.1 million. Gross profit margin in Europe increased from 10.5% in the year ended December 31, 2012 to 12.0% in the year ended December 31, 2013. This was primarily a result of decreased raw material prices in all product categories and the related pass-through cost management. In addition the conclusion of a restructuring program in France contributed to the gross profit margin improvement.

Adjusted EBITDA

Adjusted EBITDA in Europe was €51.1 million in the year ended December 31, 2013, representing an increase of €9.0 million, or 21.4%, from Adjusted EBITDA of €42.1 million in the year ended December 31, 2012. There were no new acquisitions or dispositions in the years ended December 31, 2013 and December 31, 2012 in Europe. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2013 by €0.5 million. Excluding the impact of foreign currency translation, Adjusted EBITDA increased by €9.6 million, or 23.2%, in the year ended December 31, 2013, primarily as a result of the increase in gross profit, which amounted to €9.7 million net of depreciation and amortization, and a reduction in selling, general and administrative expenses of €0.3 million net of depreciation and amortization. HDPE and steel prices remained constant or fell slightly in the year ended December 31, 2013. Adjusted EBITDA margin in Europe increased from 9.2% in the year ended December 31, 2012 to 10.7% in the year ended December 31, 2013. This was primarily a result of decreased raw material prices in all product categories and the related pass-through cost management. Strong growth in the IBC business and the resulting reduction of fix costs as a percentage of revenue increased the Adjusted EBITDA margin. In addition the conclusion of a restructuring program in France contributed positively to Adjusted EBITDA margin.

Asia Segment

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Revenue	€58.8	€53.7	9.5%
Gross Profit	4.7	7.3	(35.6)%
Adjusted EBITDA	4.1	5.6	(26.8)%
Adjusted EBITDA Margin	7.0%	10.4%

Gross Profit

Gross profit in Asia was €4.7 million in the year ended December 31, 2013, representing a decrease of €2.6 million, or 35.6%, from gross profit of €7.3 million in the year ended December 31, 2012. There were no new acquisitions or dispositions in the years ended December 31, 2013 and December 31, 2012 in Asia. The effect of foreign currency translation decreased gross profit in Asia in the year ended December 31, 2013 by €0.3 million. Excluding the impact of foreign currency translation, gross profit decreased by €2.2 million, or 32.0%, in the year ended December 31, 2013. The volume of metal tons sold increased by 10.7%, which improved gross profit by €0.8 million. This was more than offset by higher cost of sales and reduced margins due to the ramp-up of operations in China, which reduced gross profit by €1.9 million. Despite an increase in the volume of IBC units sold of 854.4%, increased sales volumes decreased gross profit by €1.3 million due to start-up costs in China. This was partially offset by margin improvements due to economies of scale increasing gross profit by €0.6 million. The volume of plastic tons sold increased by 1,892.6% which reduced gross profit by €3.1 million due to ramp-up losses. This was partially offset by margin improvements due to economies of scale adding €2.7 million to gross profit. The positive performance of Singapore and Malaysia, including procurement and supply chain savings of €0.5 million, only partially offset the start-up costs in China. Gross profit margin in Asia decreased from 13.6% in the year ended December 31, 2012 to 8.0% in the year ended December 31, 2013. This was primarily the result of start-up costs in China, partially offset by gross profit increases in Singapore and Malaysia.

Adjusted EBITDA

Adjusted EBITDA in Asia was €4.1 million in the year ended December 31, 2013, representing a decrease of €1.5 million, or 26.8%, from Adjusted EBITDA of €5.6 million in the year ended December 31, 2012. There were no new acquisitions or dispositions in the years ended December 31, 2013 and December 31, 2012 in Asia. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2013 by €0.3 million. Excluding the impact of foreign currency translation, Adjusted EBITDA decreased by €1.2 million, or 23.2%, in the year ended December 31, 2013. This was primarily a result of the start-up costs in China, which were partially offset by the strong performance in Singapore and Malaysia. The decrease of gross profit amounted to €0.4 million (net of depreciation and amortization), while selling, general and administrative expenses increased by €0.8 million (net of depreciation and amortization). Adjusted EBITDA margin in Asia decreased from 10.4% in the year ended December 31, 2012 to 7.0% in the year ended December 31, 2013. This was primarily the result of start-up costs in China, partially offset by Adjusted EBITDA margin increases in Singapore and Malaysia.

South America Segment

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Revenue	€64.0	€70.0	(8.6)%
Gross Profit	3.6	4.6	(21.7)%
Adjusted EBITDA	2.5	2.7	(7.4)%
Adjusted EBITDA Margin	3.9%	3.9%

Gross Profit

Gross profit in South America was €3.6 million in the year ended December 31, 2013, representing a decrease of €1.0 million, or 21.7%, from gross profit of €4.6 million in the year ended December 31, 2012. There were no new acquisitions or dispositions in the years ended December 31, 2013 and December 31, 2012 in South America. The effect of foreign currency translation decreased gross profit in South America in the year ended

December 31, 2013 by €0.6 million. Excluding the impact of foreign currency translation, gross profit decreased by €0.5 million, or 11.7%, in the year ended December 31, 2013, primarily as a result of decreases in the volume of metal tons sold of 6.9% reducing gross profit by €0.3 million, due to weak conditions in the petrochemicals industry as well weakness in the orange juice business, which suffered from import controls in the United States and lower demand from Europe. Margins for metal products decreased gross profit by €1.3 million. This was partially offset by the plastic business improving gross profit by €0.8 million due to an improvement to cost of sales of €0.8 million associated with the closing of a plastic operation. The volume of plastic tons sold declined by 0.3%, which did not have an impact on gross profit. The volume of IBC units sold grew by 33.3% in the year ended December 31, 2013 as the IBC product gained more traction in the region. This improved gross profit by €0.2 million and improved IBC product margins increased gross profit by €0.1 million. Several restructuring initiatives were carried out in the year ended December 31, 2013 in order to improve competitiveness and profitability including the closing of the plastic plant in Belford Roxo in August 2013 and the establishment of a new production facility for the manufacture of secondary steel products in order to generate tax savings for the business. Gross profit margin in South America decreased from 6.6% in the year ended December 31, 2012 to 5.6% in the year ended December 31, 2013. This was primarily the result of weak conditions in the petrochemicals industry as well as a weakness in the orange juice business, which suffered from import controls in the U.S. and lower demand from Europe. These factors led to gross profit margin decreases in the metal business.

Adjusted EBITDA

Adjusted EBITDA in South America was €2.5 million in the year ended December 31, 2013, representing a decrease of €0.2 million, or 7.4%, from Adjusted EBITDA of €2.7 million in the year ended December 31, 2012. There were no new acquisitions or dispositions in the years ended December 31, 2013 and December 31, 2012 in South America. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2013 by €0.3 million. Excluding the impact of foreign currency translation, Adjusted EBITDA increased by €0.1 million, or 2.2%, in the year ended December 31, 2013, primarily as a result of selling, general and administrative cost reductions of €0.8 million (net of depreciation and amortization) and optimisations generated by the business through restructuring initiatives, which offset the decline in gross profit, which amounts to €0.7 million (net of depreciation and amortization). Adjusted EBITDA margin in South America remained stable on a level of 3.9% in the years ended December 31, 2013 and December 31, 2012. This was primarily the result of weak conditions in the petrochemicals industry as well as a weakness in the orange juice business, which suffered from import controls in the U.S. and lower demand from Europe. These factors led to gross profit margin decreases in the metal business. This was partially offset by restructuring initiatives such as the closing of the plastic plant in Belfort Roxo in August 2013 and the establishment of a new production facility for the manufacture of secondary steel products in order to generate tax savings for the business.

Reconditioning Segment

	Predecessor		% Change
	Year Ended December 31, 2013	Year Ended December 31, 2012
	(€ in millions)
Revenue	€166.8	€177.5	(6.0)%
Gross Profit	38.4	37.1	3.5%
Adjusted EBITDA	27.7	26.6	4.1%
Adjusted EBITDA Margin	16.6%	15.0%

Gross Profit

Gross profit in Reconditioning was €38.4 million in the year ended December 31, 2013, representing an increase of €1.3 million, or 3.5% from gross profit of €37.1 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional gross profit of €1.0 million in Reconditioning and dispositions resulted in a decrease of €4.0 million in the year ended December 31, 2013. Excluding the impact of new acquisitions and dispositions, gross profit increased €4.4 million, or 13.4%, in the year ended December 31, 2013. The effect of foreign currency translation decreased gross profit in Reconditioning in the year ended December 31, 2013 by €1.0 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, gross profit increased by €5.3 million, or 16.8%, in the year ended December 31, 2013. This was mainly due to the increased sales volume in North America of 8.3%, which increased gross profit by €2.1 million. Improved margins in North America increased gross profit by €0.8 million. In South America, margins significantly improved through reduced cost of sales, adding €2.2 million to gross profit. In Europe, sales volume growth of 4.4% improved gross profit by €0.3 million, whereas margins remained stable and had no impact on gross profit. Gross profit margin in Reconditioning increased from 20.9% in the year ended December 31, 2012 to 23.0% in the year ended December 31, 2013. This was primarily the result of improved gross profit margins in North America through an improved product mix and improved gross profit margins in South America through reduced cost of sales.

Adjusted EBITDA

Adjusted EBITDA in Reconditioning was €27.7 million in the year ended December 31, 2013, representing an increase of €1.1 million, or 4.1%, from Adjusted EBITDA of €26.6 million in the year ended December 31, 2012. New acquisitions in the years ended December 31, 2013 and December 31, 2012 resulted in additional Adjusted EBITDA of €1.2 million in Reconditioning, and dispositions led to a decrease of €2.3 million in the year ended December 31, 2013. Excluding the impact of new acquisitions and dispositions, Adjusted EBITDA increased €2.2 million, or 9.1%, in the year ended December 31, 2013. The effect of foreign currency translation decreased Adjusted EBITDA in the year ended December 31, 2013 by €0.8 million. Excluding the impact of foreign currency translation and new acquisitions and dispositions, Adjusted EBITDA increased by €3.0 million, or 13.0%, in the year ended December 31, 2013, primarily as a result of a gross profit increase, which amounted to €5.2 million (net of depreciation and amortization), which was partially offset by increases of €2.2 million in selling, general and administrative expenses (net of depreciation and amortization) to support the growth of the Reconditioning segment. Adjusted EBITDA margin in Reconditioning increased from 15.0% in the year ended December 31, 2012 to 16.6% in the year ended December 31, 2013. This was the result of improved Adjusted EBITDA margins in all three Reconditioning geographic regions. This was primarily a result of improved product mix in North America, reduced cost of sales in South America, and restructuring initiatives and a growing maturity of former start-up facilities.

Liquidity and Capital Resources

Successor and Predecessor

Our primary sources of liquidity are cash generated from our operations and borrowings under our Senior Credit Facilities. We generally require the most cash in the middle of the year and see a decreased need for cash toward the end of the year. As of December 31, 2014, we had approximately €72.0 million of cash and cash equivalents and approximately €174.3 million available for borrowing under our Senior Credit Facilities. As of June 30, 2015, we had approximately €52.2 million of cash and cash equivalents and approximately €170.1 million available for borrowing under our Senior Credit Facilities without violating covenant restrictions. Following the date of this prospectus, but prior to the completion of this offering, we plan to distribute up to €87.5 million to Holdco 2, our shareholder, which will be predominantly financed by a multinational factoring program. See “Dividend Policy.”

Our primary liquidity and capital resource needs are to service our debt and to finance working capital, capital expenditures, other liabilities and costs of acquisitions. We believe that funds provided by these sources will be adequate to meet our liquidity and capital resource needs for at least the next 12 months under current operating conditions. However, our ability to meet our liquidity requirements is impacted by many factors outside of our control, including the macroeconomic environment. As a result, our cash on hand, cash flows generated from operations and available borrowings under our Senior Credit Facilities could be less than expected and we may need to raise additional funds through debt or equity issuances or alternative financing arrangements. In addition, if we were to undertake any significant acquisitions or investments beyond our existing borrowing capacity, it may be necessary for us to raise additional funds through future debt or equity issuances or alternative financing arrangements. We cannot provide assurance that financing will be available to us on acceptable terms, or at all. See “Risk Factors—Risks Related to Our Indebtedness—We may have future capital needs and may not be able to obtain additional financing on acceptable terms, or at all.”

Senior Credit Facilities

On July 31, 2014, we entered into the Senior Credit Facilities, which include a €239.2 ($320 million) senior first lien secured dollar denominated term loan facility, a €445 million senior first lien secured euro denominated term loan facility, a €150 million senior first lien secured revolving facility, a €50 million senior first lien secured initial acquisition/capex loan facility and a $402 million senior second lien secured term loan facility.

On June 24, 2015, we incurred an additional €89.9 million ($102 million) of indebtedness under our First Lien Dollar Credit Facility. We distributed €97.5 million to Holdco 2, our sole shareholder, on June 24, 2015. The proceeds of that distribution were then distributed by Holdco 2 to Holdco 1, our indirect parent company. Holdco 1 used the proceeds of this distribution to (i) repay €16.4 million of preferred equity certificates issued to affiliates of CD&R by Holdco 1 and (ii) distribute €80.6 million to the shareholders of Holdco 1, including CD&R and certain of our members of management and employees, to retire a class of Holdco 1’s outstanding shares. The remaining €0.5 million were reserved for transaction costs.

For a description of the terms of our Senior Credit Facilities, see “Description of Certain Indebtedness” elsewhere in this prospectus.

Cash Flows

The following table presents a summary of our cash flow activity for the periods set forth below:

	Successor		Predecessor
	Six Months Ended June 30, 2015	From April 30 through December 31, 2014	Six Months Ended June 30, 2014	From January 1 through July 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
			(€ in millions)
Statement of cash flows:
Cash generated from operating activities	€61.7	€10.9	€18.2	€39.7	€83.7	€57.7
Cash generated from (used in) investing activities	(39.2)	(398.4)	6.1	(1.6)	(56.4)	(32.8)
Cash generated from (used in) financing activities	(45.6)	457.4	(38.1)	(49.9)	(33.1)	(46.3)

Cash Generated from Operating Activities

Successor

Cash generated from operating activities of €61.7 million in the six months ended June 30, 2015 was primarily the result of operating results contributing €91.0 million, partially offset by a normal seasonal increase of working capital needs in the first half of the year compared to the end of the previous year of €27.8 million as well as by cash outflows related to income taxes of €8.3 million and other miscellaneous items. In addition, cash generated from operating activities increased by €7.8 million due to cash generated through factoring/non-recourse sale of receivables, which was partly offset by €6.0 million of costs related to the Dividend Recapitalization conducted by CD&R in June 2015.

Predecessor

Cash generated from operating activities of €18.2 million in the six months ended June 30, 2014 was primarily the result of operating results contributing €58.7 million, partially offset by a normal seasonal increase of working capital needs toward the end of the period of €27.6 million, cash outflows related to income taxes of €5.9 million and other miscellaneous items. In addition, cash generated from operating activities decreased by €4.4 million due to advisory costs associated with the CD&R Acquisition, €4.5 million due to settlement of litigation in France, €3.3 million due to settlement of litigation in Brazil, €2.1 million due to settlement of litigation in the United States, €2.1 million due to third party fraud and related litigation costs in France, €1.3 million of social security payments in France related to litigation and €0.3 million due to a severance payment to a member of senior management. This was partially offset by €0.3 million of insurance receivables related to a tornado at our Grezzago, Italy facility.

Successor

Cash generated from operating activities of €10.9 million in the period from April 30, 2014 through December 31, 2014 was primarily the result of operating results contributing €32.9 million and a normal seasonal reduction of working capital needs in the fourth quarter compared to the second quarter contributing €14.8 million, partially offset by cash outflows for income taxes of €5.9 million and other miscellaneous items. In addition, cash generated from operating activities decreased by €24.8 million as a result of costs related to the CD&R Acquisition, €18.2 million of payments under the management equity plan, €6.2 million of withholding taxes resulting from the CD&R Acquisition, a €1.0 million service fee paid to CD&R and €0.9 million of social security payments in France related to litigation. This was partially offset by €10.5 million in savings from a working capital optimization program and collection of €0.6 million of insurance receivables related to a tornado at our Grezzago, Italy facility.

Predecessor

Cash generated from operating activities of €39.7 million in the period from January 1, 2014 through July 31, 2014 was primarily the result of operating results (there were €10.5 million of costs for management equity plans and a €10.3 million write off of the deferred financing costs of the Predecessor’s extinguished senior credit facility) contributing €89.3 million, partially offset by a normal seasonal increase of working capital needs toward the end of the year reducing cash provided by operating activities by €25.0 million, cash outflows related to income taxes of €6.5 million and other miscellaneous items. In addition, cash generated from operating activities decreased by €4.9 million due to advisory costs related to the CD&R Acquisition, €4.5 million due to settlement of litigation in France, €3.3 million due to settlement of litigation in Brazil, €2.1 million due to settlement of litigation in the United States, €2.1 million due to third party fraud and related litigation costs in France, €1.8 million due to social security payments in France related to litigation and a €0.3 million severance payment to a member of senior management. This was partially offset by €0.6 million of insurance receivables related to a tornado at our Grezzago, Italy facility.

Cash generated from operating activities of €83.7 million in the year ended December 31, 2013 was primarily the result of operating results (there were €4.7 million of costs for management equity plans) contributing €117.7 million, partially offset by an increase of working capital needs of €3.6 million, cash outflows related to income taxes of €24.0 million and other miscellaneous items. In addition, cash generated from operating activities decreased by €4.9 million due to a tax amnesty payment in Brazil, €2.3 million due to compensation payments to members of senior management, €1.1 million of severance payments to members of senior management, €0.8 million of expenses due to the tornado at our Grezzago, Italy facility and €0.5 million due to transaction related expenses. This was partially offset by €2.7 million of delayed 2012 social security payments in France in connection with ongoing litigation.

Cash generated from operating activities of €57.7 million in the year ended December 31, 2012 was predominantly the result of operating results contributing €113.4 million, partially offset by an increase of working capital needs of €7.1 million due to strong growth in the business, cash outflows related to income taxes of €22.2 million and other miscellaneous items. In addition, cash generated from operating activities decreased by €20.9 million due to a working capital measure undertaken in December 2011 that had a negative cash flow impact in 2012, €4.9 million due to compensation payments to members of senior management, €1.3 million due to severance payments to former members of senior management and €1.0 million of costs due to the disposition of a steel reconditioning business in the United States.

Cash Generated from (Used in) Investing Activities

Successor

Cash used in investing activities of €39.2 million in the six months ended June 30, 2015 include €19.6 million of aggregate purchase prices paid for acquisitions. The remainder primarily related to €20.9 million of capital expenditures, partially offset by proceeds of €1.3 million from the sale of property.

Predecessor

Cash generated from investing activities of €6.1 million in the six months ended June 30, 2014 include €28.4 million of proceeds from the sale of a subsidiary (the subsidiary was a lender under the then existing senior credit agreement and carried the loans with it after the sale, therefore they were no longer eliminated upon consolidation), partially offset by €5.5 million of acquisition costs and €3.8 million of investments in a joint-venture. The remainder primarily related to €17.7 million of capital expenditures, partially offset by €4.7 million of proceeds from disposal of fixed assets.

Successor

Cash used in investing activities of €398.4 million in the period from April 1, 2014 through December 31, 2014 included the €406.7 million purchase price paid for the CD&R Acquisition, partially offset by acquired cash of €33.6 million. The remainder primarily related to €25.8 million of capital expenditures, partially offset by proceeds of €0.5 million from the sale of property.

Predecessor

Cash used in investing activities of €1.6 million in the period from January 1, 2014 through July 31, 2014 included €28.4 million of proceeds from the sale of a subsidiary (the subsidiary was a lender under the then existing senior credit agreement and carried the loans with it after the sale, therefore they were no longer eliminated upon consolidation), partially offset by €5.5 million of acquisition costs and €3.8 million investments in a joint-venture. The remainder primarily related to €25.4 million of capital expenditures and €4.7 million proceeds from disposal of fixed assets.

Cash used in investing activities of €56.4 million in the year ended December 31, 2013 included €10.5 million of acquisition costs. The remainder primarily related to €51.9 million of capital expenditures, partially offset by proceeds of €6.1 million from the sale of property.

Cash used in investing activities of €32.8 million in the year ended December 31, 2012 included €27.7 million of proceeds from the sale of subsidiaries partially offset by €16.5 million of acquisition costs. The remainder primarily related to €50.1 million of capital expenditures, partially offset by proceeds of €6.1 million from the sale of property.

Cash Generated from (Used in) Financing Activities

Successor

Cash used in financing activities of €45.6 million in the six months ended June 30, 2015 increased by €0.9 million from the prior year period as a result of the €20.5 million repayment of revolving facilities (which were drawn at year end for tax reasons only), partially offset by the €19.6 million draw-down of the Term Loan Acquisition facility. The remainder primarily reflected debt service payments.

Predecessor

Cash used in financing activities of €38.1 million in the six months ended June 30, 2014 increased by €18.4 million from the prior year period as a result of a mandatory prepayment of borrowings following the sale of a subsidiary. The remainder was €19.7 million, primarily reflecting debt service payments.

Successor

Cash generated from financing activities of €457.4 million in the period from April 30, 2014 through December 31, 2014 was increased by €992.1 million as a result of the proceeds from our incurrence of obligations under the Senior Credit Facilities and a €246.7 million equity contribution by CD&R. Cash generated from financing activities was decreased by €753.3 million as a result of the repayment of the Predecessor’s senior credit facilities. The remainder primarily reflected €25.0 million of interest payments and €1.8 million for repayment of borrowings.

Predecessor

Cash used in financing activities of €49.9 million in the period from January 1, 2014 through July 31, 2014 increased by €18.4 million as a result of a mandatory prepayment of borrowings following the sale of a subsidiary. The remainder primarily reflected debt service payments.

Cash used in financing activities of €33.1 million in the year ended December 31, 2013 primarily reflect debt service payments, partially offset by proceeds from borrowings.

Cash used in financing activities of €46.3 million in the year ended December 31, 2012 increased by €5.9 million as a result of postponed interest and hedging payments in December 2011 to meet financial covenants, which had a negative cash flow impact in 2012. The remainder primarily reflected debt service payments.

Capital Expenditures

Our capital expenditures were €51.2 million, or 4.1% of revenue, in the year ended December 31, 2014 (including €25.8 million in the Successor period from April 30, 2014 through December 31, 2014 and €25.4 million in the Predecessor period from January 1, 2014 through July 31, 2014), compared to €51.9 million, or 4.5% of revenue, in the year ended December 31, 2013. In 2015, we expect to have approximately €44.0 million of capital expenditures, and we expect that approximately 30% of our capital expenditures will be for maintenance and approximately 70% will be for new investments related to growth products and efficiency improvements. The reduction of capital expenditures in 2015 is due to a bundle of projects which had been originally planned for 2015, but completed in 2014 amounting to approximately €8.0 million.

We conduct certain overhaul activities on our machinery equipment for production lines using our internal engineering and maintenance team as well as the experts from our machinery division. These activities consist mostly of upgrades to extruders, gearboxes, parison/accumulator heads, control systems as well as of replacements of hydraulic systems, blow stations and electric parts for blow molder machines, and overhauls to work stations (such as welding, seaming, oven, painting booth, conveyor systems) for metal drum lines. By performing these tasks at specific intervals throughout the useful lives of these assets, we are able to restore an aging production line to its original efficiency, or even improve efficiency in certain circumstances where there has been new technology implemented in the overhaul or upgrade process, which leads to an extended useful life. Therefore, the upgrade or overhaul costs that enhance the capacity to provide economic benefits of related assets are capitalized as part of the machinery equipment and depreciated over their expected remaining useful lives, which is equivalent to the time until the next overhaul or replacement of components is expected.

The amount of maintenance costs expensed for the periods ended December 31, 2012, December 31, 2013 and July 31, 2014 (Predecessor) were €26.2 million, €23.1 million and €13.7 million respectively. For the year ended December 31, 2014 (Successor) maintenance costs in the amount of €10.2 million were expensed. Maintenance costs in the amount of €19.2 million, €22.0 million and €9.7 million were capitalized for the periods ended December 31, 2012, December 31, 2013 and July 31, 2014 (Predecessor) respectively. For the year ended December 31, 2014 (Successor) maintenance costs of €9.9 million were capitalized.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations that require us to make future cash payments as of December 31, 2014. The future contractual requirements include payments required for our operating leases, forward currency contracts, indebtedness and any other long-term liabilities.

	Payment Due by Period (€ in millions)
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Finance lease obligations(2)	€8.8	€1.4	€1.3	€1.7	€4.4
Operating lease obligations(3)	43.4	8.0	15.6	11.5	8.3
Purchase obligations(4)	1.5	1.5	0.0	0.0	0.0
Senior Credit Facilities(5)	1,062.9	32.1	14.2	14.2	1,002.4
Other indebtedness(6)	22.0	7.8	3.6	3.2	7.4
Interest expense of long-term debt(7)	423.9	60.3	120.4	120.5	122.7
Other long-term liabilities(8)	6.3	0.0	3.7	2.0	0.6

Total	€1,568.8	€111.1	€158.8	€153.1	€1,145.8

(1)	Does not give effect to the offering, the dividend recapitalization transaction or the use of proceeds as set forth in “Use of Proceeds.”
(2)	Represents future minimum lease payments under non-cancelable finance leases related to various buildings, land, storage facilities, transportation vehicles and office equipment.
(3)	Operating lease payments reflect the minimum payments over the non-cancelable lease terms of the associated lease.
(4)	Purchase obligations reflect commitments under long-term agreements for the supply of raw materials.
(5)	Does not include transaction costs of €(44.6) million.
(6)	Reflects debt other than obligations under our Senior Credit Facilities and shareholder loans with minority shareholders of our joint ventures.
(7)	Interest on indebtedness is calculated based on interest rates in effect as of December 31, 2014.
(8)	Primarily reflects put options on non-controlling interests, contingent liabilities resulting from guarantees and similar financial commitments.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements which have or are reasonably likely to have a material adverse effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Revenue Recognition

Successor and Predecessor

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, customer bonuses, rebates, returns and value added taxes. We recognize revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of our activities, as described below.

Revenue recognized from sales of goods is recognized when significant risk or ownership of the goods is transferred to the customer, when we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the consideration has been agreed or can be determined reliably, it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue recognized from sales of services is reported net of discounts, customer bonuses and rebates. The revenue from services is recognized upon rendering certain transportation and other services, such as cleaning services for containers. For sales of services, revenue is recognized in the accounting period in which the services are rendered, by reference to stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total services to be provided.

We periodically review the assumptions underlying estimates of discounts and volume rebates and adjust revenue accordingly. If we experience changes related to discounts and rebates that we offer, our revenue and results from operations may be affected.

Property, Plant and Equipment

Successor and Predecessor

Property, plant and equipment is measured at historical acquisition or production cost, less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. The cost of internally created assets includes all costs that can be directly attributed to the development of buildings, machinery, and equipment used in the manufacturing process.

The charge with respect to periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statement of comprehensive income (loss). The useful lives and residual values of our assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. In connection with the CD&R Acquisition, detailed analyses of the Predecessor’s fixed assets were carried out. As a result of these analyses, it was determined that certain plant and machinery equipment were subject to continuous maintenance, allowing for very long useful lives. In certain cases, the useful lives were beyond the useful lives assigned by the Predecessor for purposes of depreciation. Therefore, the Successor increased the useful lives for certain plant and machinery prospectively to reflect their expected development.

We perform impairment tests on our property, plant and equipment when circumstances indicate that their carrying value may not be recoverable. Indicators of impairment could include significant changes in business environment or planned closure of a facility.

Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate asset useful lives and future cash flows. If actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

Goodwill and Intangible Assets

Successor and Predecessor

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income (loss).

For purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generation units, or CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Determining the useful lives of intangible assets requires management judgment. The brand intangibles MAUSER and NCG (included in trademarks and licenses) with a book value of €60.6 million at July 31, 2014 are expected to have indefinite lives based on their history and the Successor’s plans to continue to support and build the acquired brands, while other acquired intangible assets (e.g. customer relationships and technology) are expected to have determinable useful lives. Our estimates of the useful lives of definite-lived intangible assets are primarily based upon historical experience, the competitive and macroeconomic environment, and our operating plans. Goodwill from business combinations and the MAUSER and NCG brand names are capitalized, but not amortized, as they have indefinite useful lives. The brand name MAUSER (including related symbols, slogans, pictures, internet domain names, and sub-trademarks) is the umbrella brand for the Successor’s and the Predecessor’s industrial packaging solutions. The brand name NCG (National Container Group) represents the Predecessor’s and the Successor’s global reconditioning service capabilities for IBCs. The capitalization of these brand names was reaffirmed by the purchase price acquisition valuation performed as a result of the CD&R Acquisition. An indefinite useful life for both brand names applies as there are no indications for a definite life such as a planned rebranding, extinguishment of the brand name or retirement.

In connection with the CD&R Acquisition, detailed analyses of the Predecessor’s intangible assets were carried out. As a result of these analyses, it was determined that certain customer relationships, as well as technology and other rights had longer useful lives than those assigned by the Predecessor. Therefore, the Successor increased the useful lives for customer relationships from 15 years to 20 to 30 years to amortize the expected benefits of its relationships with certain long term and recurring customers, some of which are over 100 years old. Additionally, the useful lives of technology and other rights were increased to reflect their expected future benefits.

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date.

Successor

In connection with an impairment test, a sensitivity analysis was conducted as of December 31, 2014. An increase in the weighted average cost of capital, or WACC, in each case by 1.0% did not lead to an impairment of goodwill for any of the CGUs. A decrease in operating result margin by 1.0% would lead to an impairment of goodwill in the SBU South America in the amount of €0.5 million.

A decrease in revenue of 10.0% would not lead to an impairment of goodwill in any CGU. For the CGUs Europe, North America, South America, Asia and Reconditioning the headroom would remain on a level of 55.4%, 116.4%, 6.6%, 8.9% and 157.2%, respectively.

Predecessor

In connection with an impairment test, a sensitivity analysis was conducted as of December 31, 2013. An increase in the WACC in each case by 1.0% did not lead to an impairment of goodwill for any of the CGUs. A decrease in operating result margin by 1.0% would not lead to an impairment of goodwill for any of the SBUs.

A decrease in revenue of 10.0% would not lead to an impairment of goodwill in any CGU. For the CGUs Europe, North America, South America and Asia the headroom would remain on a level of 80.5%, 145.2%, 72.1% and 97.7%, respectively.

Pension Obligations

The Successor’s and Predecessor’s pension schemes consist primarily of defined benefit plans; there are also defined contribution plans.

A defined contribution plan is a pension plan under which the Successor and the Predecessor pay fixed contributions into a separate entity. The Successor and the Predecessor have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Typical defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. Current defined benefit obligations are recognized for amounts expected to be paid to employees within the next twelve months. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The current service cost of the defined benefit plan, recognized in the consolidated statement of comprehensive income (loss), except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements.

Past-service costs are recognized immediately in the consolidated statement of comprehensive income (loss).

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statements of comprehensive income (loss).

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Deviations from the actual return of plan assets and expected return of plan assets are recognized accordingly.

For defined contribution plans, the Successor and the Predecessor pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Successor and the Predecessor have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

If any of the assumptions, including discount rates, or employee-related assumptions change, our pension obligations may change, which may have an impact on our results of operations.

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	€ millions		€ millions
	Increase	Decrease	Increase	Decrease
Discount rate (+ / - 1.0% movement)	(10.6)	14.6	(8.5)	10.8
Future salary growth (+ / - 0.5% movement)	0.8	(0.8)	0.7	(0.6)
Future pension growth (+ / - 0.5% movement)	4.2	(3.8)	3.3	(2.9)
Future mortality (+1 year movement)	3.7	N/A	2.5	N/A

Current and Deferred Income Tax

Successor and Predecessor

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Successor and the Predecessor and their respective subsidiaries operate and generate taxable income. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Successor or the Predecessor and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

We use estimates related to valuation of deferred tax assets as well as the expected outcome of inspections by tax authorities and the impact on our current taxes payable or receivables. To the extent tax planning strategies are not feasible or change, or tax positions are challenged by tax authorities, such events may affect the estimates we have made and have an impact on our operating results and liquidity.

Derivative Financial Instruments

The Successor and the Predecessor hold derivative financial instruments to hedge their foreign currency risk exposure. Derivatives are initially recognized at fair value and any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized through profit and loss.

The fair values of various derivative instruments are disclosed in the Successor’s and the Predecessor’s audited historical financial statements included elsewhere in this prospectus. Movements on the hedging reserve in other comprehensive income are shown in the consolidated statement of comprehensive income (loss). The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedged against variable rate borrowings are recognized in the income statement within “Finance income” and “Finance cost.”

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement.

Share-Based Payments

Share-based payment transactions are recognized in accordance with IFRS 2—Share-based payment. Share-based payment transactions are either recorded within equity (equity-settled share-based payment plans) or as a liability (cash-settled share-based payment plans). The fair value of the employee services received in exchange for a share-based payment transaction is recognized as an expense over the vesting period. If the length of the vesting period depends on the occurrence of a performance condition, the expected vesting period is estimated based on the most likely outcome of the performance condition. If the performance condition is a non-market condition, the estimate of the length of the vesting period is revised, if necessary, if subsequent information indicates that the vesting period differs from previous estimates.

The total amount expensed for equity-settled share-based payment transactions is determined by reference to the grant date fair value of the underlying equity-instruments (including any market performance conditions as well as the impact of any non-vesting conditions but excluding the impact of any service and non-market performance vesting conditions) and the number of equity-instruments expected to vest. The number of equity-instruments expected to vest is revised at each reporting period and at the date of vesting. For cash-settled share-based payment transactions the fair value of the liability is re-measured at the end of each reporting period and at the date of settlement.

The scope of IFRS 2 also includes share-based payment transactions that are settled by another group entity or a shareholder of any group entity on behalf of the entity receiving the employee services. The entity receiving the employee services measures the services received as an equity-settled share-based payment transaction, when the award granted are its own equity instruments or the entity has no obligation to settle the share-based payment transactions. In all other circumstances, the entity receiving the employee services measures the services received as a cash-settled share-based payment transaction.

Successor

As of June 30, 2015, the following share-based payment program exists:

Mauser Participation Program, or the MPP.

Participation in the MPP was offered to selected managers of the Successor immediately following the CD&R Acquisition. The managers invested through a management participation vehicle in the form of a German limited partnership, or the Management Investment Company, which was set up by CD&R. The managers are limited partners in the Management Investment Company, while CD&R is the general partner. With funds provided by the managers the Management Investment Company acquired a combination of preference and common shares in Holdco 1 (the ultimate parent of Mauser Group B.V.) from CD&R. As a result, management holds via the Management Investment Company indirectly 11.52% of common shares and 2.96% of the preference shares in Holdco 1 as of June 30, 2015.

Determining the appropriate consolidation treatment of the MPP under IFRS 10, Consolidated Financial Statements, requires management judgment. The Successor made an assessment as to whether or not Mauser Group B.V. would need to consolidate the Management Investment Company. Although the Management Investment Company qualifies as a structured entity under IFRS 10, Mauser Group B.V. does not have power over the Management Investment Company. Additionally, Mauser Group B.V. has no obligation and does not intend to settle the share-based payment transactions. Therefore, because the Successor does not bear any loss, the Successor has not consolidated the Management Investment Company and has treated the management participation plan as a group share-based payment plan that is accounted for as an equity-settled share-based payment transaction. If Mauser Group B.V. would have consolidated the Management Investment Company, this would have created an asset reflecting the securities in CD&R Millennium Holdco 1 S.à r.l. indirectly owned by the participating managers and a liability reflecting the participation rights of the participating managers in the Management Investment Company. Both the available for sale financial assets, as well as the liability towards the participants in the Management Investment Company would have been measured at fair value.

Predecessor

The Predecessor operated two share-based payments programs. In 2007, selected senior executives were offered the opportunity to buy shares in Mauser Holding GmbH, or the MEP I. The participating senior executives’ contributions matched the market value of the shares. The MEP I was accounted for as an equity-settled share-based payment program.

In 2010, participation in another program was offered to selected senior executives, or the MEP II. In case the selected senior executives were still employed at the time an exit event occurred, MEP II entitled the beneficiaries to participate in a potential net realizable value of the shares of Mauser Holding GmbH, after certain liabilities had been settled. Depending on the type of exit event to occur, the participants were entitled to either receive a cash payment (whereby the Predecessor had the obligation to settle the share-based payment transaction) or shares in Mauser Holding GmbH. The Predecessor accounted for the MEP II as an equity-settled and/or cash-settled share-based payment based on the expected exit event assumptions.

The Predecessor’s share-based payments programs MEP I and MEP II vested immediately in accordance due to the change in ownerships resulting from the CD&R Acquisition in line with the plans on July 31, 2014.

Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to foreign exchange, interest rate, and price. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital. Where appropriate, we use derivative financial instruments solely for the purpose of hedging the currency, interest and commodity risks arising from our operations and sources of finance. For this purpose, a systematic financial and risk management system has been established. We do not enter into derivative financial instruments for speculative purposes.

The following discussion and analysis only addresses our market risk and does not address other financial risks which we face in the normal course of business, including credit and liquidity risk. There has been no material change to our market risk in the six months ended June 30, 2015.

Currency Risk

Any change in the exchange rates of the Euro against other currencies results in specific exchange rate risks in addition to general risks. Due to the importance of optimizing transport costs, we normally manufacture in close proximity to our customers and therefore in the same currency area. As a result, income and expenses are mostly transacted in the same currency, so that the day-to-day business is exposed to exchange rate risks only in limited circumstances. We strive to minimize these exchange rate risks by invoicing in the respective local currency. Any existing or potential risks, such as resulting from supply chain projects, are monitored and hedged where necessary.

As of December 31, 2014 the Successor used a Canadian Dollar (“CAD”) currency forward to hedge the exchange rate risk attributable to the inter-company loan to Mauser Canada of €4.0 million As of December 31, 2013 the Predecessor used a CAD currency forward to hedge the exchange rate risk attributable to the intercompany loan to Mauser Canada of €4.5 million.

A strengthening or weakening of the euro, U.S. dollar, Brazilian real, Canadian dollar, or British pound sterling against all other currencies at December 31, 2014 (Successor) and December 31, 2013 (Predecessor) would have affected measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

As of December 31, 2014 (Successor), if the euro were to weaken or strengthen by 2.0% against the U.S. dollar, Brazilian real, Canadian dollar, or British pound sterling, and if all other variables were to remain constant and taking into consideration existing foreign currency derivatives, profit after tax would increase by €14.3 million or decrease by €13.8 million, respectively and shareholders’ equity would be €8.8 million lower or €8.4 million higher, respectively, primarily due to the translation of intangible assets, inventories, trade receivables, non-current financial liabilities as well as trade payables.

As of December 31, 2013 (Predecessor), if the euro were to weaken or strengthen by 2.0% against the U.S. dollar, Brazilian real, Canadian dollar, or British pound sterling, and if all other variables were to remain constant and taking into consideration existing foreign currency derivatives, profit after tax would increase by €0.6 million or decrease by €0.6 million, respectively, and shareholders’ equity would be €8.4 million lower or €8.0 million higher, respectively, primarily due to the translation of intangible assets, inventories, trade receivables, non-current financial liabilities as well as trade payables.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our outstanding debt, which consists primarily of variable-rate bank loans dominated in euros and U.S. dollars. Only financial instruments in line with normal market practice are generally to be used to hedge these market risks. Due to the current market situation no interest rate swap was in place as of December 31, 2014 (Successor). The agreements that govern the Senior Credit Facilities contain a LIBOR floor at the LIBOR rate of 1%. As both the one month Euribor rate and the one month U.S. dollar LIBOR rate were below 1% through 2014 the interest costs under the Senior Credit Facilities were predictable. The risk of rising interest costs will materialize only if either or both LIBOR rates rise above 1%.

If the Euribor and U.S. dollar-LIBOR interest rates had been 100 basis points higher during the years ended December 31, 2014 (Successor), 2013 (Predecessor), and 2012 (Predecessor) and if all other variables and assumptions had remained constant, equity would have decreased by €3.2 million, €2.8 million, and €0.8 million, respectively.

Management is currently evaluating strategies to manage a significant portion of the interest rate risk by entering into new interest rate swaps.

Price Risk

Our exposure to market risk for changes in prices relates primarily to rising market price fluctuations when purchasing steel and polyethylene. It is market practice to pass changes in commodity prices on to customers, either in the form of indexed contractual clauses or general price changes for non-index-linked agreements. Price changes for metals and fibers can be passed on immediately and without any time delay due to the nature of the contracts in these sub-sectors, whereas index-linked plastics and IBC arrangements usually result in market price fluctuations being passed on to customers with a short lag. In order to manage the delays arising when commodities prices are adjusted, we strive to shorten the price adjustment period and align the procurement and sales conditions.

Internal Control over Financial Reporting

We have determined the existence of three material weaknesses in our internal control over financial reporting. The material weaknesses identified were a lack of:

•	accounting resources required to fulfill the reporting requirements of IFRS and financial reporting requirements;

•	control infrastructure and financial reporting procedures; and

•	segregation of duties and documentation retention given the size of our finance and accounting team.

We have not undertaken a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting as we will be required to do once we become a public company. We believe it is possible that, if we had performed a formal assessment of our internal control over financial reporting, or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, other material weaknesses, significant deficiencies or control deficiencies may have been identified.

We have begun the process of evaluating our internal control over financial reporting, although we will not complete our review until after this offering is completed. We have also taken several remedial actions to address the material weaknesses that were identified, including engaging KPMG LLP to help us design and implement internal control systems and planning to upgrade our IT systems and hire additional staff. Moreover, we have devoted significant efforts to remedy any deficiencies or control gaps identified in our processes. We intend to implement additional policies and procedures as soon as practicable and to continue to implement measures to remedy our internal control deficiencies, including providing additional training for our financial and accounting staff.

However, the implementation of these measures may not fully address the existing material weaknesses in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments, as well as to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business—Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.”

BUSINESS

Our Company

Mauser is a leading global supplier of rigid packaging products and services for industrial use. We believe that we hold the number 1 or number 2 market position in the markets we serve based on revenue or capacity utilization in all of the categories of products and services we offer. The categories of products and services we provide represent an approximately €7 billion global market within the €15 billion global rigid industrial packaging industry, which management expects based on industry data to grow at a CAGR of approximately 4.0% from 2014 through 2020. Our comprehensive product and service offering includes plastic, metal and fiber drums, intermediate bulk containers, or IBCs, and the collection, reconditioning and resale of used IBCs and plastic drums. We believe that this combination of products and services represents a differentiated business model and creates a unique value proposition that has allowed us to profitably (as measured by Adjusted EBITDA) grow faster than our end markets while generating significant cash, with Adjusted EBITDA efficiency in excess of 70% in the year ended December 31, 2014. Our differentiated business model is based on a full lifecycle management approach whereby we develop and produce new containers with machinery that we design and build in-house and collect, recondition and resell used IBCs and plastic drums. Our pro forma revenue, pro forma Adjusted EBITDA and pro forma consolidated result for the year ended December 31, 2014 were €1,243.7 million (representing an increase of 8.5% from the year ended December 31, 2013), €162.1 million (representing an increase of 13.8% from the year ended December 31, 2013) and €(35.0) million, respectively. For a reconciliation of Adjusted EBITDA to consolidated result for the year, see note 4 under “Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Information.” As of December 31, 2014, we had €1,084.9 million of total debt outstanding. As of June 30, 2015, we had €1,224.0 million of total debt outstanding.

We serve over 7,000 customers, including large blue chip companies such as ADM, BASF, Bayer, Brenntag, Cargill, Chevron, Dow Chemical, Dow Corning, Evonik, Ecolab, ExxonMobil, Huntsman, Lubrizol, Momentive, Monsanto, Recofarma, Shell and Univar. We have low customer concentration with no single customer representing more than 6% of our revenue for the year ended December 31, 2014 and the top 20 customers accounting for only approximately 34% of revenue for the year ended December 31, 2014. We enjoy high customer loyalty and have had relationships with our top 20 customers averaging over 40 years with many of these customers purchasing from our entire product and service portfolio and across all of the geographies we serve.

To serve our customers, we currently operate 98 manufacturing facilities in 76 strategic locations across 18 countries. Many of our facilities are close in proximity to the factories of our major clients, enabling fast and cost-effective customer service. We believe that our global footprint, manufacturing expertise and over one hundred year history of innovation allow us to serve global customers on a local basis and produce uniform quality products worldwide that comply with strict regulations.

We have a diverse product and service mix measured by geography, product and end market, which is illustrated as a percentage of revenue for the year ended December 31, 2014 in the charts below.

By Geography	By Product and Service	By End Market

The global rigid industrial packaging market is characterized by three global companies that have a majority of the market share, (Mauser, Greif, Inc. and Schuetz), while the remainder of the market is highly fragmented and is characterized by a large number of small and medium sized companies. We have a successful track record of identifying and acquiring complementary businesses at attractive valuations, integrating both operations and customers into our global network and implementing cost savings initiatives. Since 2007, we have completed 28 acquisitions globally, driving incremental earnings and cash flows as well as further strengthening our exposure to the fast growing IBC and reconditioning sectors.

Our Differentiated Business Model and Unique Value Proposition

Our customers value environmentally sustainable products and partners that provide them with cost-effective packaging. Our lifecycle management approach addresses these needs through both the production of new containers as well as our ability to recondition and recycle used packaging. Our differentiated business model has allowed us to profitably (as measured by Adjusted EBITDA) grow our business while increasing our market share.

Our reconditioning services give our customers the option to have us collect used containers from them, including containers that were not produced by us. The used container is either washed or rebottled, depending on the quality of the returned container. In addition, we use recycled post-consumer resin, or PCR, from used containers that cannot be reconditioned as raw materials for our new products, including IBCs and plastic drums, rather than new and more expensive resin, which reduces our costs and drives incremental margin. By bundling new and reconditioned products we are able to offer our customers highly attractive cost alternatives. In addition, washed and rebottled IBCs reduce carbon dioxide footprints compared to new products by approximately 90% and 65%, respectively, in Europe and by approximately 83% and 57%, respectively, in the United States, enhancing our customers’ environmental sustainability profiles. Our reconditioning business is our fastest growing, highest margin and highest return on capital segment.

We believe that our competitors would have difficulty replicating our full lifecycle management approach because reconditioning requires a large network, a significant number of permits that can be time consuming and expensive to obtain, significant intellectual property and technological expertise.

Our Products and Services

	IBC	Reconditioning Services	Plastic	Metal	Fiber

2014 Revenue % of total	€317m 24%	€190m 15%	€414m 31%	€346m 27%	€37m 3%

Historic Mauser Organic Volume Growth 2011—2014	8.6%	10.7%	4.0%	3.3%	2.9%

Global Positioning	#2	#1	#1	#2	#2

Product Portfolio	• Composite IBCs with HDPE bottle on either wood, plastic or steel composite pallets	• Worldwide network of collection and reconditioning services for IBCs and plastic drums	• Large drums (tight/open head) • Small drums/jerry cans • Specialty products	• Large drums • Small drums • Specialty products	• Fiber drums (lock ring drums, plastic liners for liquids)

End Markets	• Food and Beverage • Chemicals • Various intermediates for pharma / cosmetics	• Food and Beverage • Chemicals • Various intermediates for pharma / cosmetics	• Chemicals, lubricants, additives • Pharmaceuitical intermediaries • Food and Beverage • Oil derivatives, cleaner • Pesticides, herbicides	• Oil, paints, adhesives, textile colours, coatings, paper chemicals, dyes and pigments • Acids, lubricants, additives, pharma / cosmetics • Agrochemical products	• Chemicals, additives, hygenic markets • Food and Beverage • Pharma, cosmetics, intermediaries • Agriculture • Adhesives & sealants & rubber chemicals

IBCs—Intermediate Bulk Containers (24% of revenue for the year ended December 31, 2014)

We are one of the world’s leading producers of high quality composite IBCs. IBCs are a fast growing product category within industrial packaging as their cubic shape allows IBCs to be stored using less space than drums, reducing shipping, handling and storage costs. IBCs are a relatively new form of industrial packaging and are an intermediate product between a large drum and bulk transport. IBCs are either 1,000 or 1,250 liters in volume and consist of a HDPE bottle enclosed in a steel cage and mounted onto a wooden, steel or plastic composite pallet. IBCs are typically used to store and transport hazardous and sensitive filling substances such as industrial chemicals, paints, inks, dyes and petrochemicals. Our IBC offering is vertically integrated as we manufacture pallets, steel tubes for cages and several types of discharge valves and components attached to the IBCs.

Reconditioning Services (15% of revenue for the year ended December 31, 2014)

Our reconditioning services business, operating under the brand National Container Group is the market-leading reconditioner for IBCs and plastics drums. Our reconditioning services include the sourcing, collection, cleaning and resale of containers and the recycling of non-reusable packaging into usable feedstock. NCG collects empty IBCs whether the container was produced by us or one of our competitors. Our reconditioning services business has the ability to wash IBCs or fit new IBCs onto used steel cages, which we refer to as rebottling. Reconditioning services is a fast growing and high margin business with low capital requirements that we believe will continue to drive sales growth.

Plastic Packaging (31% of revenue for the year ended December 31, 2014)

We are the number one global supplier of plastic industrial packaging for a variety of industries and applications. We offer plastic containers ranging from large drums (L-Ring, or open top) to small drums (cans and bottles) in order to meet specific industry or customer needs. Plastic drums range in capacity from 10 to 250 liters and are mainly used to store and transport a variety of chemicals, liquids and solids. We also produce injection molded and smaller packaging bottles and jerry cans ranging from 1 to 20 liters.

Metal Packaging (27% of revenue for the year ended December 31, 2014)

We manufacture open head metal drums ranging in capacity from 20 to 300 liters and tight head specialty and standardized drums ranging in capacity from 30 to 250 liters. The majority of our metal packaging sales are standardized units. Metal drums are primarily used for the transportation of hazardous materials in the oil and chemical industries.

Fiber Drums (3% of revenue for the year ended December 31, 2014)

We manufacture fiber drums ranging in capacity from 20 to 230 liters. Fiber drums can be either fabricated from paper rolls and used for dry goods or manufactured to more advanced specifications with plastic liners that allow fiber drums to hold liquid or semi-liquid substances.

Our Industry

We compete within the €15 billion global rigid industrial packaging industry. We estimate that the categories of products and services we provide represent approximately €7 billion of this market. Between 2009 and 2014, the value of the relevant rigid industrial packaging market is estimated to have grown at a CAGR of approximately 4.0% by sales value. Based on industry data, we expect the relevant rigid industrial packaging market to grow by a CAGR of approximately 4.0% by sales value from 2014 through 2020. Growth in our addressable market is generally driven by growth in shipments of chemical, pharmaceutical, cosmetic, agrochemical and petrochemical products. Growth in shipments of these products is closely related to the rate of expansion of the global economy, increases in manufacturing output, such as in the automotive sector, and growth in construction activity. We believe that future growth in our addressable market will be enhanced by stricter regulatory requirements for containers, particularly those used in the transport of hazardous substances, as well as customers switching to larger, higher value plastic containers such as IBCs. Our industry is led by a limited number of global companies and also includes a large number of smaller local competitors. The rate of consolidation in our industry has increased considerably, as we believe that larger customers are increasingly seeking global suppliers that offer consistent product quality on a global scale.

While the United States market is expected to grow at a CAGR of approximately 4.0% in terms of sales value between 2014 and 2020, the growth rates vary for the different products. Metal drums, which are the largest segment of the United States market both by value and sales volume, and which are used in the chemicals and petrochemicals due to their low costs, durability and impermeability to solvents, are expected to grow by a CAGR of 1.0% by volume of units sold. Although the underlying markets are expected to grow at faster rates, metal is expected to lose approximately 1 percentage point by sales value each year due to the mix shift towards new and reconditioned IBCs. New and reconditioned IBCs are each expected to grow at a CAGR of 6.0% by volume of units sold, benefiting from increased focus on these products. Volumes of units sold of plastic drums, which are used in various end industries, especially chemicals, food and beverage, and pharma / cosmetics are expected to grow at a CAGR of 3.0%, broadly in line with end markets.

Volumes of units sold in Germany, which is the largest market in Europe, driven by the strong chemicals industry, are expected to grow moderately by around 2.0% per annum between 2014 and 2020. Customer preferences for new and reconditioned IBCs are expected as in the United States, with new and reconditioned IBCs each expected to grow at around 2.0% per annum by sales value between 2014 and 2020. Plastic drum volumes are expected to track end market growth. France, which is a market that is more than 2 times smaller than Germany due to a less developed industrials sector is more challenged with volumes of units sold expected to grow at 1.0% per annum between 2014 and 2020. Similarly, moderate growth is expected in Belgium, the Netherlands and Luxembourg, or Benelux, driven by slightly growing underlying end markets and customer preference for higher margin products.

Volumes of units sold in both Singapore and Malaysia are expected to grow at a CAGR of approximately 3.0% between 2014 and 2020. Volumes of units sold in China, which is the largest market for rigid industrial packaging in Asia, are expected to grow at a CAGR of approximately 5.0% between 2014 and 2020 driven by continued strong growth in the chemicals industry. Volumes of metal drum units sold, which are the most common package type given road conditions in China and hence the need for robust packaging, are expected to grow by a CAGR of 5.0%. Volumes of units sold for new and reconditioned IBCs are expected to grow at CAGRs of 11.0% and 12.0%, respectively, driven by the ongoing changes in customer preferences.

Volumes of units sold in Brazil, the single largest market for rigid industrial packaging in South America, are expected to grow at a CAGR of approximately 2.0% per annum between 2014 and 2020 driven by growth in the chemicals and petrochemicals industries. While metal is the largest segment of the Brazil market, both new and reconditioned IBCs are gaining market share every year. As a result, volumes of new IBCs and reconditioned IBCs sold are expected to grow at CAGRs of 4.0%. Volumes of plastic drums are expected to grow at a CAGR of approximately 3.0%.

Our End Markets

	Chemicals	Petrochemicals / Lubricants	Food & Beverage / Agrochem	Pharma / Cosmetic
2014 Revenue % of total	€731m 56%	€261m 20%	€144m 11%	€52m 4%

Key Drivers	• Macroeconomics (GDP, automotive, housing) • Growth in distribution market	• Increased capacity in emerging countries • Growing consumption trends • Government spending	• Growing population base • Rising standard of living • Demand for diversified diet	• Population demographics • Proliferation of pharmaceutical products • Regulatory requirements

Forecasted Market Growth* 2014-20 CAGR	4.1%	2.1%	3.2% (F&B) 2.3% (Agrochemical)	4.4%

End Uses	• Liquid chemical solutions • Paints, solvents, additives, sealants	• Petrochemicals / lubricants • Automotive	• Powder ingredients, pastes, sauces • Fertilizers, pesticides	• Power and liquid products • Raw materials, excipients, active ingredients and precursors

Representative Customers	• BASF • Bayer • Clariant • Dow • Ecolab • Evonik • Huntsman • Petronas	• BP • Chevron • ExxonMobil • Shell • Petrobras • Total	• Cadbury Schweppes • Cargill • Coca Cola • Kraft • Monsanto	• AstraZeneca • GlaxoSmithKline • Merck • Sanofi Aventis

*	Source—Management estimates based on market data and industry knowledge.

Chemicals (56% of revenue for the year ended December 31, 2014)

In the chemicals industry, rigid industrial packaging containers are used for paints, solvents, additives, adhesives, sealants and other liquid chemical solutions. The chemicals market is significantly influenced by overall economic growth, as well as growth in the consumer goods industry, private spending, housing and the automotive sector. The chemical distribution market has historically outperformed the overall chemicals industry and is expected to further drive demand for industrial packaging.

Petrochemicals (20% of revenue for the year ended December 31, 2014)

In the petrochemical industry, rigid industrial packaging containers are used for petroleum and lubricant products, motor and other automotive oils, gear lubricants, process oils, hydraulic and metalworking fluids. Industry growth in the coming years is expected to be driven by growing consumption from industries such as construction, the automotive sector, textiles, plastics and healthcare. Government initiatives in India and China to set up petrochemical complexes are expected to further fuel market growth.

Food & Beverage and Agrochemicals (11% of revenue for the year ended December 31, 2014)

Rigid bulk containers in the food and beverage industry are mainly used to transport powder ingredients, pastes and sauces for food as well as drinks for the beverage market. In the agrochemical sector, industrial containers are used to transport synthetic fertilizers and pesticides. Both the food and beverage and agrochemicals markets are driven by demographics, population growth and rising disposable income levels.

Pharma / Cosmetics (4% of revenue for the year ended December 31, 2014)

The pharma /cosmetic market relies on rigid industrial containers mainly for the transportation of both powder and liquid products including raw materials, excipients and active pharmaceuticals ingredients. Trends such as aging populations in developed economies and increased healthcare spending in emerging economies will drive larger consumption of pharma / cosmetics products in the future.

Our Competitive Strengths

We believe a number of strengths differentiate us from our competitors, including:

Global leader in industrial packaging with broad product and service offering and strategic global footprint

We are a leading supplier of rigid packaging products and services for industrial use. We believe that we hold the number 1 or number 2 market position in the markets we serve based on revenue or capacity utilization in all of the categories of products and services we offer. We believe our leading market positions are a result of our global presence, breadth and standardization of products, value-added service offerings and our differentiated business model. Our product portfolio includes plastic, metal and fiber drums and IBCs. We also operate the world’s largest reconditioning services business for the collection and reconditioning of used IBCs and plastic drums. Further, proximity to customers is important, as we believe delivery and collection of rigid bulk containers beyond a radius of approximately 200 miles significantly increases transportation costs. This limits the ability of smaller competitors to service customers beyond their own regional markets and makes it difficult for them to replicate our global footprint without significant capital expenditures. As a result, we believe our footprint provides us with a significant competitive advantage.

End markets and products with attractive growth prospects

Since 2009, we estimate that the global market for rigid industrial packaging has consistently grown in excess of addressable market GDP, and we expect this trend to continue. Management estimates based on industry data that sales in the relevant rigid industrial packaging market grew at a CAGR of 4.0% from 2009 to 2014 compared to addressable market GDP growth at a CAGR of 3.0% over the same period. We estimate that our end markets will grow at CAGRs of 2.1% to 4.4% from 2014 to 2020 compared to projected addressable market GDP growth at a CAGR of 3.0%. We believe that our differentiated business model has allowed and will continue to allow us to grow faster than our end markets.

We also believe that our strong position in the IBC and reconditioning markets strategically positions us to take advantage of the relatively higher growth of these product segments. Management estimates based on industry data that IBC and reconditioning products have more than quintupled their share of the rigid industrial packaging market, measured by the volume of chemicals filled, from less than 5% in 1995 to more than 25% today. IBCs offer significant advantages over traditional steel or plastic drums as they are easier to handle, have faster filing and emptying times and lower freight costs and are more efficient to store. Reconditioned packaging offers customers cost efficiencies and helps them achieve their sustainability goals by reducing their environmental footprint. As a result, we believe that IBC and reconditioning products will continue to outgrow the overall market.

Differentiated business model drives competitive advantage

We believe our differentiated business model and lifecycle management approach provides us with a distinct and sustainable competitive advantage. We were an innovator in creating the reconditioning market and we currently operate the world’s largest reconditioning services network for IBCs with 35 facilities in 12 countries. Our competitors would have difficulty creating a similar network due to the significant time and cost that would be required to build a large network, obtain permits, develop products and services, and obtain intellectual property and technological expertise. In addition, we have acquired a significant number of customer relationships and employee knowledge that are important in the implementation of the lifecycle management approach through our acquisitions and it would be difficult for a competitor to develop similar relationships and knowledge. Accordingly, we believe that our differentiated business model will continue to drive market share gains across our product portfolio and will lead to attractive profit growth.

Longstanding global relationships with large and diversified blue chip customer base

We have a diverse and global customer base, serving over 7,000 customers at approximately 15,000 locations as of December 31, 2014. We have low customer concentration with no single customer representing more than 6% of revenue for the year ended December 31, 2014 and the top 20 customers accounting for only approximately 34% of revenue for the year ended December 31, 2014. Our customer base includes many leading global blue chip companies in the chemicals, petrochemicals / lubricants, food & beverage, agrochemicals, pharma / cosmetics and other end markets. We maintain strong relationships with our customers due to our ability to supply consistent, high quality products and services on a global scale. In addition, we believe that our customers appreciate our ability to develop customized products. As a result, we enjoy high customer loyalty and have had relationships with our top 20 customers averaging over 40 years. Many of our customers purchase from our entire product and service portfolio and across all of our geographies.

Focus on operational excellence

We have consistently demonstrated our ability to improve margins in our business through initiatives designed to achieve operational excellence. Since 2012, our management team has implemented several initiatives focused on supply chain improvements, savings on purchases, increased efficiency of our manufacturing process and targeted sales and marketing enhancements. For example, our Margin Acceleration Through Excellence initiative, or MAX, included optimizing raw material pass-through clauses in contracts, moving a substantial portion of our contracts from quarterly to monthly adjustments, optimizing product design and implementing sales initiatives focused on low margin customers. We also have established the Mauser

Excellence Program, or MEP, which has included savings initiatives in sales and marketing, operations and purchasing and finance. In addition, our use of PCR from used containers that cannot be reconditioned for IBC pallets and plastic drums reduced our raw material costs for these products by approximately 50%. These operational excellence initiatives have contributed to our Adjusted EBITDA margin expansion of 1.3 percentage points from the year ended December 31, 2012 to the year ended December 31, 2014.

Strong growth, margin expansion and Adjusted EBITDA efficiency generation

From the year ended December 31, 2009 to the year ended December 31, 2014, our revenue has grown organically at a CAGR of 7.9% (8.9% including new acquisitions and dispositions). Since 2007, we have supplemented our organic growth with 28 acquisitions that were accretive to revenue and Adjusted EBITDA. From the year ended December 31, 2009 to the year ended December 31, 2014, Adjusted EBITDA has grown at a CAGR of 12.1%. Our focus on operational excellence, growth in higher margin products, continued sales efforts and disciplined expansion strategy, which is guided by strict near-term profitability and return requirements, has also led to increasing profitability with Adjusted EBITDA margins expanding from 11.3% in the year ended December 31, 2009 to 13.0% in the year ended December 31, 2014. Over the same time period, our consolidated result for the year has gone from €(24.1) million in the year ended December 31, 2009 to €(35.0) million in the year ended December 31, 2014.

We have also generated strong, consistent cash flows driven by efficient investment of capital, effective working capital control and operational discipline throughout the Company. A large proportion of our contracts include raw material cost pass-through clauses that allow us to pass fluctuations in key raw material prices on to our customers, ensuring stable earnings and cash flows. Our Adjusted EBITDA efficiency has averaged approximately 66% over the last seven years and has exceeded 70% for the year ended December 31, 2014.

Adjusted EBITDA (€ in millions) and Margin	Adjusted EBITDA less capital expenditures and disposition of fixed assets (€ in millions) and Adjusted EBITDA efficiency(1)

(1) Adjusted EBITDA efficiency is defined as Adjusted EBITDA less capital expenditures and disposition of fixed assets, divided by Adjusted EBITDA.

Proven track record of accretive acquisitions and disciplined capital deployment

We have a successful track record of identifying and acquiring complementary businesses at attractive valuations, integrating operations as well as customers into our global network and implementing cost savings initiatives. Since 2007, we have invested approximately €123 million, completing 28 transactions globally across various product segments, with a focus on the high growth areas of IBC and reconditioning. We believe we have generally been able to acquire smaller competitors at highly attractive pre-synergy valuation multiples and have created significant additional value through synergies from cost savings and cross-selling opportunities. We are often the partner of choice for smaller companies in the market due to our global market positions and reputation for producing quality products.

Entrepreneurial management team has reshaped the business portfolio and improved profitability

Our seasoned and entrepreneurial senior management team has a proven track record of success at the strategic, financial and operating levels. They average more than 20 years of industry experience and have significant knowledge in operating businesses and integrating acquisitions. Our senior management team has been pivotal in reshaping the business with the introduction of regional strategic business units, or SBUs, and global leadership for key functions such as sales, marketing and procurement.

We are led by our Chief Executive Officer, Hans-Peter Schaefer, who was appointed to his current role in February 2012, after 9 years with us. Mr. Schaefer has 31 years of experience in the chemicals industry, and was previously President and CEO of Schuetz Container Systems, which represents Schuetz’s North American operations, before joining us in 2004 as President and CEO of NCG. Mr. Schaefer is joined by our Chief Financial Officer, Bjoern Kreiter, who has been with us for more than 17 years and was promoted to Chief Financial Officer in November 2012. Our management team also includes five SBU managers as well as Senior Vice Presidents for Global Sales & Marketing, Global Procurement and Technology, each of whom has extensive international operational experience and strong relationships with our customers.

Our Growth Strategies

We believe that we are well positioned to capitalize on our market-leading positions to grow our business, enhance our margins and maximize our cash flows to drive shareholder returns. We seek to achieve this objective by executing on the following strategies:

Continue to drive profitable growth in our core markets

We believe that executing on our business strategy will further enhance our differentiated business model and lead us to achieve strong income and Adjusted EBITDA growth while maintaining high Adjusted EBITDA efficiency. We actively seek to further develop our existing customer relationships and take advantage of the positive growth dynamics within our highly attractive end markets. Our key end markets, the chemicals, petrochemicals / lubricants, food & beverage, agrochemicals and pharma / cosmetics end markets are expected to grow in excess of addressable market GDP growth, with projected growth at a CAGR of approximately 2.1% to 4.4% through 2020. As one of a small number of companies with a global footprint, we are confident in our ability to capture this growth across markets and geographies by leveraging our strong customer relationships and the breadth and quality of our product and service offerings.

Growth in excess of our core markets by increasing focus on most attractive product categories

We expect that the IBC and reconditioning markets will grow more rapidly than the overall rigid industrial packaging market in coming years due to increasing customer demand for IBC and reconditioning services. We believe that we are well positioned to take advantage of this growth by continuing to increase our focus on these product categories. We expect that customers will continue to demand integrated service solutions and sustainability, and that the IBC and reconditioning markets will grow as a result of this demand.

Drive market share gains through differentiated business model

We will continue to expand our lifecycle management capabilities which we believe will lead to market share increases across product categories and geographies and further establish our position as the partner of choice with our customers. Customers are increasingly focused on environmental sustainability and identifying lower cost packaging, and we intend to continue to build upon our lifecycle management offerings to continue to address these requirements. Our attractively priced product bundles combine new and reconditioned containers and we believe they will continue to appeal to cost-conscious customers.

Continue to pursue operational excellence to drive margin and cash flow

Continued operational improvement and excellence in execution is core to our strategy and will continue to be an essential component in further improving our earnings and cash flows. Our global marketing and sales department focuses on securing raw material pass through clauses in contracts and other profitability enhancements by utilizing a proprietary market database and customer relationship management software to increase our margins. Our global procurement department is focused on continued supply chain improvements and reduction of supply risk across all regions, which we believe will result in increased earnings and cash flow growth.

Pursue acquisition opportunities

We will continue to pursue a disciplined acquisition strategy, targeting value enhancing acquisitions, some of which may be significant, to augment our product portfolio and geographic presence in order to better serve new and existing customers. The global rigid industrial packaging market consists of a small number of global companies and a large number of smaller, local companies and we believe that there is a significant opportunity for further consolidation. We maintain and monitor a list of potential acquisition targets and we believe we will continue to be able to identify and execute acquisitions at attractive valuations. As a result of our management’s experience in the industry, our acquisitions have primarily been identified and initiated by our management team outside of a formal sale processes and we believe we will be able to continue to identify acquisitions internally, benefiting from our strong network of contacts with smaller competitors.

Our Segments

We have five reportable segments: Europe, North America, South America, Asia and Reconditioning. The reportable segments are supported by globally coordinated corporate functions to drive best practices across our network. These corporate functions include sales and marketing, procurement, technology and innovation, accounting, controlling, tax, treasury, M&A, HR, legal and IT. Each reportable segment focuses on providing standardized, high quality products and maximizing profit for us based on the prevailing local demand, trends and product standards required by each country or end market.

The tables below show our revenue, gross profit and Adjusted EBITDA, and each as a percentage of our total segment revenue, gross profit and Adjusted EBITDA, by segment for the six months end June 30, 2015 and year ended December 31, 2014. Certain items that are not allocated to our segments are classified as “other and consolidation” and are not reflected in the tables below.

	Europe	North America	South America	Asia	Reconditioning
Six Months Ended June 30, 2015	(€ in millions)
Revenue (% of total)	€263.4 36.3%	€281.4 38.7%	€27.0 3.7%	€38.9 5.4%	€115.6 15.9%
Gross Profit (% of total)	35.1 30.4%	48.8 42.2%	1.2 1.0%	3.1 2.7%	27.4 23.7%
Adjusted EBITDA (% of total)	32.0 33.1%	38.5 39.8%	1.6 1.7%	4.3 4.4%	20.3 21.0%

	Europe	North America	South America	Asia	Reconditioning
Year Ended December 31, 2014	(€ in millions)
Revenue (% of total)	€498.7 (38.3%)	€476.9 (36.6%)	€60.8 (4.7%)	€72.6 (5.6%)	€192.5 (14.8%)
Gross Profit (% of total)	63.7 (32.7%)	76.1 (39.1%)	4.0 (2.1%)	7.6 (3.9%)	43.3 (22.2%)
Adjusted EBITDA (% of total)	59.6 (35.7%)	64.6 (38.7%)	4.4 (2.6%)	6.2 (3.7%)	32.0 (19.2%)

Competitive Landscape

We serve customers on a local basis, where proximity to the supplier is a key competitive advantage. The economics of transporting empty bulk containers over long distances and need for short delivery times further strengthens the importance of having a local market presence.

Market share

The rigid industrial packaging industry consists of three major global competitors (Mauser, Greif, Inc. and Schuetz) and a large number of small, local companies. Consolidation within the industry is expected to continue as large international customers seek to cooperate with global packaging suppliers that have:

•	economies of scale (ability to manufacture high volumes within a short delivery timeframe);

•	uniform global quality control (including innovation and research and development, or R&D, teams to meet their changing product demands and regulatory requirements); and

•	ability to support customers’ global presence (“one-stop shop” approach with consistent quality standards).

We hold the leading global position in the plastic drums and IBC reconditioning markets and the number two position in the IBC, metal drum and fiber drum markets. We are one of the only global suppliers to offer a comprehensive range of products and services, including aftermarket services.

Customers, Sales and Marketing

Customers

We maintain long-term relationships with our customers including many of the world’s leading global industrial companies. Most of our largest customers are leading, blue-chip global chemical and petrochemical companies such as BASF, Dow Chemical, Ecolab, Shell, and Huntsman. Of our more than 7,000 customers, no customer represents more than 6% of net sales and the top 20 customers represented approximately 34% of net sales in the year ended December 31, 2014. Approximately 58% of our revenue in the year ended December 31, 2014 came from contracts that included raw material price pass-through provisions.

Our broad product offering allows us to sell multiple products to each customer. 19 of our top 20 customers purchase steel drums, plastic drums, IBCs and reconditioning services from us. Additionally, each of the top 20 customers purchase across multiple regions. We experience minimal issues with bad debts and insolvencies related to our customers due to the global nature and high quality of our customer base.

Our customer base has remained generally consistent over the past 10 years. Our relationships with our top 20 customers average more than 40 years with many of these customers purchasing from our entire product and service portfolio and across all of the geographies we serve. For example, Bayer and BASF have been customers of ours for more than 100 years. These longstanding relationships are due to our:

•	comprehensive array of products and services catering to multiple needs of each customer, including recycling and reconditioning services;

•	high quality products with outstanding service and on-time delivery;

•	collaboration with customers to create innovative new products to meet changing needs;

•	leading edge technologies and world-class technical support;

•	supporting customers environmental sustainability commitments and strategies; and

•	extensive global footprint.

We believe that we successfully combine our global footprint with local management and long-term client relationships that are nurtured over time. Our global network enables us to meet our clients’ stringent packaging needs by offering a comprehensive and integrated product portfolio including reconditioning services, and guaranteed security of supply delivered with short lead times. A number of our facilities are strategically located close to the operations of key customers to locally support the global relationships, reduce transportation costs and shorten delivery times which result in superior customer service.

Global sales and marketing

Our customer base is divided into Key Accounts and Regional Accounts within each segment, with dedicated sales teams in each key market. We consider 31 of our customers to be Key Accounts, which are globally managed and have dedicated sales teams assigned (known as Key Account Managers). Key Accounts are also supported by our in-house technical and R&D teams. Key Account Managers have an in depth understanding of key customer needs and aid in developing new products or specifications for customers. We also employ a proprietary market database and customer relationship management software to record live data and feedback from customers as well as monitor sales representative performance. We invest in our sales team members by training them under the Sandler Systems, Inc. sales training system, which is comprised of a comprehensive training program supplemented with ongoing training workshops, coaching, and an online platform.

Contracts

The majority of our new business is awarded through Request For Quotation, or RFQ, tender processes, spot sales or bundling additional products with existing customers. RFQs will typically cover a single product type either globally or in a particular region, however, customers occasionally seek to RFQ several products at once. Approximately 21% of our global sales volume in the year ended December 31, 2014 was covered by a formal contract, primarily consisting of business with large, multinational Key Accounts. The remaining sales volume not under contract comprises agreements via e-mail communication and verbal agreements. To manage our sales risk, we adopt a globally agreed upon set of policies and procedures prior to signing contracts.

Approximately 58% of revenue in the year ended December 31, 2014 was linked to raw material indices. Index-based sales and procurement contracts are typically adjusted with a “look-back” period which may give rise to some short term timing differences. However, we have been successful in passing through the majority of raw material prices for plastic and metal products through better contract negotiations, detailed monitoring of indices and closer interaction with procurement teams.

Manufacturing Facilities

We currently operate 98 facilities in 76 strategic locations across 18 countries. We operate the largest global IBC reconditioning business in the industry with 35 Reconditioning sites across the globe. Our global footprint allows us to support customers locally in all parts of the world.

We are the founding member of Drumnet, a global sales alliance, and the MIPI Alliance, a global licensing network. These networks provide us with the ability to support global customers who require services outside of our primary territories through licensees, and allow us to compete for global contracts. We sell and license our blow-molding technology, machines, systems and products to license partners, ensuring consistent quality across the network companies. Since the inception of the licensing networks, several of our acquisitions have originated through the network relationships, primarily due to the synergies in acquiring companies that already produce Mauser-quality products or use our machinery.

As a manufacturer of packaging containers for hazardous goods, we understand the importance of a comprehensive quality management system. Many of our locations worldwide are certified in accordance with the international norm ISO 9001 “Quality management systems” and are monitored by the “TUEV Sued Management Service GmbH”. Many of our locations worldwide are certified in accordance with the international norm ISO 14001 “Environmental management systems.” Certain of our European locations are certified in accordance with the international norm ISO 15001 “Energy management systems.”

Manufacturing packaging solutions to the same quality standard and under the same production conditions across all countries is critical due to the global presence of some of our customers. The guiding principle for consistent global quality is the realization of a continuous process of improvement, which applies to products and processes as well as to Safety, Health, Environmental & Quality Standards, or SHEQ, staff. Our high quality levels are maintained through the regular exchange of information between plants through workshops and external training programs. These activities are supported on the technical side by well-equipped testing laboratories and modern test procedures, such as statistical process control. The effectiveness of these measures is monitored through internal audits and annual management reviews.

R&D and Product Development

We maintain industry-leading research, design and production capabilities and have a strong track record of technological achievements. Many of the patents and inventions which have become standards in the rigid industrial packaging industry originated in our R&D laboratories, such as the L-Ring Drum, the open top plastic drum and the first IBC pallet made from 100% recycled HDPE. Our technological know-how enables us to quickly adapt to new regulations and continuously optimize material usage in our packaging products. Given the standardized nature of industrial packaging, the majority of project innovation relates to improvements of existing packaging standards.

Our R&D and product development process is centralized in Bruehl, Germany, with additional support in the United States. The R&D and product development team is comprised of 17 employees. Different regions provide local input on customer requirements for products. The European product development team centrally coordinates the development phase and ensures that product innovations fit within our broader strategy while simultaneously meeting regional product development needs.

We established a network called Centers of Excellence, or CoE, in order to drive technical know-how sharing across all divisional and regional levels. Each product group builds one CoE which promotes and coordinates activities within the individual divisions across all regions, and facilitates transfer of the obtained expertise between the CoEs. In addition to the transfer of such knowledge, other tasks of the CoE network include global and local initiatives such as employee training programs, benchmarking, best practice projects and roll-out of new products and processes within the SBUs. Currently over 30 employees are actively involved in the CoE network.

In the years ended December 31, 2014, 2013 and 2012, we spent €1.7 million, €1.7 million and €1.6 million, respectively, on research and development.

Global Technologies Organization

Our Global Technologies group covers product development which includes product design, materials evaluation and procurement support, validation and approval and coordination of regulatory affairs. The Global Technologies group is also responsible for innovation, processing and equipment research and development.

New Product Innovation Process

We have assembled market leading in-house blow-molding capabilities that enable us to design, develop, build and service our machines across our global network. The machinery team works closely with our in-house R&D and Global Technologies team to design and assemble industrial packaging equipment. Specifically, our machinery team manufactures blow-molding machines, fiber drum machines, and washing lines used in reconditioning services. While we do not sell our equipment externally, we generated approximately €0.6 million of licensing income in the year ended December 31, 2014 from previous purchasers of our machines as well as €0.2 million of income from recurring spare part and support fees. By maintaining in-house control of the core parts of our manufacturing process, we ensure consistent quality across the production process for facilities worldwide, which allows for faster and more reliable servicing of machines.

Global Procurement

Our global procurement department maintains responsibility for purchasing, supply chain and logistics. Procurement is overseen by a dedicated team responsible for ongoing cost management and optimization initiatives, operating a hub and spoke model across our global network. Purchases of raw materials originate from four strategic regions, in which the local procurement teams make purchasing decisions with oversight from the global team. Global spend by region is largely driven by corresponding sales within each region. Our primary raw material purchases are HDPE (used in the production of plastic containers and bottles for IBCs), cold-rolled steel coils (used for steel drums) and polypropylene resin (used in injection molded plastic parts and medical containers). Our steel purchases also include galvanized steel, which is used in IBC parts.

No single supplier represented more than 10% of our total raw materials expenditures in the year ended December 31, 2014.

We purchase raw materials on the open market. Purchasing costs for HDPE and cold-rolled steel coils fluctuate with market prices. For example, HDPE prices are linked to an ethylene index that is communicated monthly to us. Contracts, which vary across regions, typically last six months to one year and contain pricing arrangements based on clearly defined indices, payment terms, scope of supply and other standard contract terms. We do not undertake any raw material price hedging due to our ability to contractually pass-through changes in raw material costs to our customers.

Management is focused on supply chain improvements and reduction of supply risk across all regions. We have developed procurement strategies for all major categories of expenditures on a global scale, and converted rebates into upfront reductions to improve cash flows. For example, if prices decline for HDPE in North America, we could then purchase HDPE there and ship the material abroad to supply our European, South American and Asian operations. In addition, we continue to find ways to reduce our raw materials exposure by aligning sales and procurement functions and enhancing communication between regional procurement managers.

Regulation

Our operations are subject to various foreign, federal, state and local laws, including environmental, health and safety laws and regulations, which include laws that regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, releases of hazardous substances. We are subject to periodic inspections and monitoring by environmental authorities. In addition, certain of our production facilities require environmental permits that are subject to revocation, modification and renewal.

Our operations are also subject to EU environmental, health and safety laws, including laws that govern the investigation and remediation of contamination, limit pollution from industrial activities, reduce emissions to air, water and soil, protect water resources, reduce waste, protect employee health and safety and regulate the registration, evaluation, authorization and restriction of chemicals. Directive 2004/35/EC addresses obligations to prevent damages to the environment and to remedy such damages, which could require us to remediate contamination identified at sites we own or use.

Other EU Directives that impact our operations include Directive 2010/75/EU (designed to control pollution from industrial activities), Directive 2000/60/EC (protects water resources), Directive 2008/98/EC (reduces waste) and Directive 89/391 EEC (protects the health and safety of employees). In addition, Regulation (EC) No. 1907/2006, or REACH, regulates the registration, evaluation, authorization and restriction of chemicals. REACH creates obligations for manufacturers and importers of chemical substances, many of whom are required to register with the European Chemicals Agency substances produced in or imported into the EU in quantities of more than one metric ton. REACH also applies to businesses that use chemicals supplied by manufacturers or importers. The failure to comply with these and other existing and new laws, rules and regulations could affect our business, results of operations and financial condition.

We are currently investigating and remediating contamination at our Bammental, Germany and Woodbridge, NJ facilities. At the Bammental facility, the primary constituents being remediated are total petroleum hydrocarbons and chlorinated hydrocarbons, which are present in soil and groundwater. The investigation at our Woodbridge, NJ facility, which was triggered by the New Jersey Industrial Site Recovery Act, primarily concerns chlorinated hydrocarbons and benzene, toluene, ethylbenzene and xylene present in soil and groundwater. Based on current information, we believe that the probable costs of these remediation obligations will not have a material adverse effect on our financial condition or results of operations.

Management and Employees

Our CEO Hans-Peter Schaefer leads the senior management team. The organizational model is based on a matrix of regional and global corporate functions. Senior management implements our strategy from a global perspective by implementing core business functions such as sales & marketing, procurement and technology & innovation as global corporate functions. The senior management team has extensive industrial manufacturing experience, with many of the team members joining us from our competitors or customers. To retain flexibility to conduct the business as efficiently as possible, day-to-day business activities are run at the segment level. Each segment is responsible for its own financial performance.

Employees

As of December 31, 2014, we employed 3,933 full-time employees including 1,144 in Europe, 1,020 in North America, 297 in South America, 460 in Asia, 861 in Reconditioning, and 151 machinery and corporate employees who work within centrally shared services such as accounting, controlling, HR, payroll, purchasing, R&D, IT, tax and legal. As of December 31, 2013 and December 31, 2012, we employed 3,771 and 3,864 full-time employees, respectively.

We utilize flexible scheduling arrangements and temporary staff to meet seasonal demands allowing for the optimization of production scheduling and maximum operational efficiency.

Approximately 42% of our total employees are represented by union organizations as of December 31, 2014. We have had no significant work stoppages related to union organizations in our history and we believe that we maintain strong relationships and frequent dialogue with the unions.

Information Technology

Our information technology, or IT, department offers services for us on a worldwide basis. The department’s responsibilities include the planning, implementation, operation and support of all IT systems within the enterprise and the planning and coordination of outsourced and cloud solutions.

Teams in Europe, North America, South America and Asia provide a standardized system portfolio to the users in all departmental functions from administration to the shop floor. The generally implemented ERP system that includes financial reporting and all operational functions is interfaced with other standardized solutions like a commonly used production site based shop floor control system, a common worldwide CRM system

(SalesForce.com), a central planning and consolidation tool (LucaNet) and other central controlling and reporting tools.

Computer centers are located in each SBU to provide central services to the local production plants and administrations. All software and hardware is selected under the notion of standardization and harmonization to optimize support cost and administration effort. Services like E-Mail, the Mauser-Group Intranet and several others are offered on a global basis by means of a wide area network infrastructure provided by global providers.

After a period of rapid growth, during which the hardware and system standardization was the primary focus, the latest focus is on business process harmonization and standardization of system data to optimize the interoperability between legal entities, to improve service to the customer, to enhance the flexibility to allocate resources and to facilitate reporting and controlling of the business.

Software licensing is reviewed regularly and there are several global contracts with large software providers such as Microsoft Corp. and QAD Inc.

Intellectual Property

Our operations are not dependent to any significant extent upon any single or related group of patents. We believe that our most significant patents are the patent families relating to IBCs and multi-layered containers, which patents expire between 2021 and 2029. We do not believe that the expiration of any of these patents will have a material adverse effect on our financial condition or results of operations. Our operations are not dependent upon any single trademark other than the MAUSER word trademark and MAUSER logo trademark, and to a lesser extent the NCG logo trademark. Some of the trademarks we use, however, are identified with and important to the sale of our products. One of the more important trademarks we use, which is owned by us, is the INFINITY SERIES logo trademark. Generally, the protection afforded for trademarks is perpetual, if they are renewed on a timely basis, if registered, and continue to be used properly as trademarks.

We license or purchase from third parties technology, software and hardware that are relevant to providing our products and services. We also license our know-how and proprietary technology to third parties to enable them to produce and market the MAUSER industrial packaging products. Many of our agreements with third parties are renewable for indefinite periods of time unless either party chooses to terminate, although some of our agreements expire after fixed periods and would require negotiations prior to expiration in order to extend the term. Other than certain licenses to commercially available software we do not believe that any such agreements are material to our business.

We have developed certain ideas, processes and methods that contribute to our success and competitive position that we consider to be trade secrets. We protect our trade secrets by keeping them confidential through the use of internal and external controls, including contractual protections with employees, contractors, customers and vendors. Trade secrets can be protected for an indefinite period so long as their secrecy is maintained.

Legal Proceedings

We are, from time to time, subject to litigation arising in the ordinary course of business, including litigation principally relating to environmental, health and safety disputes and warranty issues. Various legal actions and other claims are pending or could be asserted against us. In addition, we have and intend to continue to protect our rights against parties that violate or infringe on our intellectual property rights. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to us. Although there is a chance that any unfavorable decision could have a material adverse impact on our financial position, liquidity and results of operations, it is the opinion of management that the ultimate liability, if any, with respect to any of the pending matters will not materially affect our financial position, results of operations or cash flows beyond amounts already accrued or insured for.

MANAGEMENT

The following table sets forth certain information concerning our executive officers and directors. The table below includes our directors as of the date hereof. Before the consummation of this offering, we intend to replace most or all of the current members of the board of directors. We will disclose the identity of these directors in a subsequent filing. The principal business address of the members of management is De Boelelaan 7, 1083 HJ Amsterdam. The respective age of each individual in the table below is as of July 31, 2015.

Name	Age	Position
Hans-Peter Schaefer	64	Chief Executive Officer
Bjoern Kreiter	45	Chief Financial Officer
Juergen Scherer	55	SBU Manager Europe
Glenn Frommer	53	SBU Manager North America
Ricardo Goldenberg	39	SBU Manager South America
Stefan Wiedenhoefer	49	SBU Manager Asia
Michael Chorpash	52	SBU Manager Reconditioning
Siegfried Weber	55	Senior Vice President Global Sales and Marketing
Michael Steubing	48	Senior Vice President Global Procurement
Bernhard Rohde	53	Chief Information Officer
Frank Schillinger	55	Vice President of Global Technologies
Ingo Plesterninks	44	Head of Human Resources
Martin Seiling	50	General Counsel and Head of Corporate Affairs
Christian Storch	38	Director
Yasemin Demirtas	32	Director
Sang-Ki Brands	42	Director

Hans-Peter Schaefer. Hans-Peter Schaefer has been our Chief Executive Officer since February 2012. He was also SBU Manager NCG from 2003 through 2012. Prior to that time, from 1996 to 2003, he was President and Chief Executive Officer of Schuetz Container Systems in the United States. From 1982 to 1996, he was with Bayer AG, Germany, and his responsibilities included serving as Head of Purchasing and Special Projects, as well as Head and General Manager of Bayer’s world-wide rubber and chemicals business division. As Head of Materials Management at Bayer, he was involved in setting up joint ventures and analyzing production locations in Asia including China. Mr. Schaefer received his degree in economics from the University of Mannheim in Germany.

Bjoern Kreiter. Bjoern Kreiter has been our Chief Financial Officer since November 2012. Prior to this position he served as Head of Global Controlling and was responsible for all Controlling & Accounting activities. Mr. Kreiter joined Mauser in 1997 as a Project Manager for the implementation of an ERP-System and the corresponding Controlling- and Management-Information-System. Before joining Mauser he worked as a Financial Controller at KBC AG (a sub-group of the French textile combination DMC S.A., Paris). Mr. Kreiter received a degree as Diplom-Betriebswirt from the Business Academy (BA) in Loerrach/Baden Wuerttemberg.

Dr. Juergen Scherer. Dr. Juergen Scherer joined us as SBU Manager Europe in October 2011. Previously, he was with Cognis (now part of BASF) for 12 years in various management positions, as Group Vice President Purchasing & Supply Chain Services, Global Sales & Key Account Management for the Care Chemicals division and as Managing Director of Cognis Germany. Prior to that, Dr. Scherer was with Henkel for 12 years, in which 2.5 years were spent with Henkel Corporation in the U.S. Dr. Scherer holds an MBA and Ph.D. in Economics from Cologne University.

Glenn Frommer. Glenn Frommer joined the Mauser Group as SBU Manager North America in March 2015. For the past 6 years he was President of ADCO Products, a middle-market, private equity owned specialty adhesives business that was transformed and successfully sold to Arsenal Capital. Mr. Frommer spent the first 24 years of his career with various specialty chemical business units of Unilever, ICI, and Celanese in responsibilities spanning Manufacturing, Innovation, M&A, Finance, Strategy, and Business Management. Mr. Frommer holds a BS, Chemical Engineering from the University of Rochester and an MBA in Accounting from Rutgers University.

Ricardo Goldenberg. Ricardo Goldenberg joined us in March 2010. Based in Brazil, Mr. Goldenberg was responsible for Mauser’s operations and reconditioning operations in Brazil prior to being appointed SBU Manager for South America in July 2013. Prior to joining Mauser, Mr. Goldenberg worked in various management positions within Schuetz Vasitex in Sao Paulo. Mr. Goldenberg holds degrees in Materials Engineering from Mackenzie University, International Business from Santa Anna College/UCI and a MBA from FIA. He is fluent in Portuguese, English and Italian.

Stefan Wiedenhoefer. Stefan Wiedenhoefer joined us in June 2009. Based in Singapore, Mr. Wiedenhoefer used to be responsible for Mauser’s operations in Singapore, Malaysia and India as well as managing the Global Key Account sales organization in Asia. He was appointed SBU Manager for Asia Pacific in July 2013. He took over his first overseas posting in 2003 in Shanghai, China, when he was appointed Vice President in charge of Bayer’s paper chemicals business in the Asia Pacific region in January 2003. Prior to this role, he had been working in various management positions within Bayer. Mr. Wiedenhoefer holds degrees in Chemical Production Technology and Industrial Management.

Michael Chorpash. Michael Chorpash joined us in 2004 with our acquisition of National Container Group, LLC and has served as the leader of our Reconditioning segment since 2014. In the beginning of 2012 he took over the role as President and CEO of NCG USA. Mr. Chorpash joined National Container in 1998 and held various positions within the company over the years including CFO and Executive Vice President. Prior to that, Mr. Chorpash was Chief Financial and Development Officer for Illinois Recycling Service, Inc. Mr. Chorpash holds bachelor degrees in accounting and finance from the University of Illinois at Urbana-Champaign. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Siegfried Weber. Siegfried Weber joined us as Vice President Global Key Accounts in January 2006 and became Senior Vice President of Global Sales and Marketing in 2009. Prior to that time he held various positions in the Bayer / Lanxess Organization for 17 years. Before starting at Mauser he was the General Manager of Rheinchemie, Trenton NJ, USA a wholly owned Lanxess subsidiary. Mr. Weber received a degree in Logistics from Rhenus AG Mannheim and the Academy of Logistics Ludwigshafen Germany. He is fluent in English, German and Italian.

Michael Steubing. Michael Steubing joined us in 2012 as Senior Vice President of Global Procurement. He has more than 20 years of experience in the Chemical and Packaging Industry with an excellent track record in both privately owned as well as publicly traded Fortune 500 companies. From 2010 through 2012, he was President and CEO of Laurus Business Solutions. From 1998 through 2010, he worked for Schuetz Container Systems, Inc., where he held key positions as Executive Vice President Sales and Marketing North America, President of Cardinal Container with responsibility for the Schuetz Recycling business, as well as interim President and CEO. Prior to that, Mr. Steubing worked for Hoechst AG/Celanese for 11 years. Mr. Steubing holds a B.A. Degree in Economics (Diplom Betriebswirt) from the Fachhochschule Mainz, Germany, as well as a Business Diploma from Hoechst AG/Chamber of Commerce in Frankfurt. He has dual Citizenship (German and American).

Bernhard Rohde. Bernhard Rohde has been Chief Information Officer of the Mauser Group since 2003. Prior to this position he served as IT manager for Mauser Werke GmbH in Germany. Dr. Rohde joined Mauser in 1997 and introduced the Mauser Standard ERP system as well as other standard applications and the related IT architecture and infrastructure first in Germany and since 2003 globally in all acquisitions and startups. Before joining Mauser he worked as project and IT manager at Alfons Haar Maschinenbau GmbH & Co. KG in Hamburg and as project manager for the BPR & ERP implementation for Sennheiser electronic GmbH & Co. KG, Wedemark. Dr. Rohde received his degree as Diplom-Ingenieur and his Ph. D. in Production Engineering from the Gottfried Wilhelm Leibniz University Hannover.

Frank Schillinger. Dr. Frank Schillinger has served as our Vice President Global Technologies since 2015. Frank joined us as Head of Operations Europe in November 2011. Prior to that time he was nine years with HARTING Technology Group, serving as Senior Vice President Operations and Managing Director Operations of HARTING’s Global Business Unit Electric. Prior to that, he was Director Operations and a Quality Manager for TRW Automotive for a total of 9 years. Mr. Schillinger holds a master’s degree in Mechanical Engineering from Technical University of Brunswick, Germany and a Ph.D. in Electronic Engineering.

Ingo Plesterninks. Ingo Plesterninks has been our Head of Global HR since February 2010. Prior to that, from 2004 through 2010, he served as HR Director for TMD Friction, a leading automotive supplier, headquartered in Germany. Between 2000 and 2004, he practiced as a lawyer, based in Germany and the UK. Ingo graduated in law at Humboldt University, Berlin, Germany, and completed his master’s degree at UCL, London/ UK. He received a PhD in law from the University of Bochum, Germany.

Martin Seiling. Dr. Martin Seiling has been our General Counsel and Head of Corporate Affairs since January 2010 when he joined Mauser. From June 2001 to December 2009 he was General Counsel with DyStar Group, Germany, the former special chemistry joint venture of Bayer, BASF and Hoechst. In these roles his responsibilities included corporate restructurings, M&A, compliance, insurance, risk management and internal audit. From January 1997 to May 2001 Dr. Seiling worked as a practicing attorney in Frankfurt, Germany, with a focus on corporate matters and M&A. He studied Law at the University of Muenster, Germany, and is admitted as an attorney to the bar of Frankfurt, Germany.

Christian Storch. Christian Storch has served on our board of directors since April 29, 2014. Mr. Storch is a principal of CD&R and has been part of the CD&R London team since 2011. From 2005 through 2011, Mr. Storch worked at Bain Capital in both London and Munich, where he played a key role in a number of private equity transactions. Prior to Bain Capital, he worked at Dresdner Kleinwort Wasserstein in both London and Frankfurt. Mr. Storch graduated from the University of Cambridge with a Master of Engineering.

We believe that Mr. Storch is qualified to serve as a director because of his significant business and management experience, including his experience at CD&R.

Yasemin Demirtas. Yasemin Demirtas has served on our board of directors since April 29, 2014. Ms. Demirtas is an attorney and was trained at Loyens & Loeff in Amsterdam, where she worked in the firm’s Corporate and Real Estate departments. Ms. Demirtas then worked at ATC/Intertrust where she managed a team of company lawyers in her capacity as Senior Company Lawyer. She currently holds the position as Senior Manager Legal at Alter Domus. Ms. Demirtas has a Master Degree in Dutch and Notarial Law from the University of Amsterdam and a Bachelor Degree in Business Administration (BBA) from the Higher Business School in Alkmaar, The Netherlands.

We believe that Ms. Demirtas is qualified to serve as a director because of her significant legal and management experience. We do not expect that Ms. Demirtas will serve on our board of directors after the consummation of this offering.

Sang-Ki Brands. Sang-Ki Brands has served on our board of directors since April 29, 2014. Mr. Brands has over 14 years of experience in the financial services industry, starting his career as an international tax lawyer at Andersen/Deloitte for which he also was seconded to Chicago to participate in Deloitte’s Core of Excellence program. After leaving Deloitte, Mr. Brands worked as a senior associate at Greenberg Traurig’s Amsterdam office and served as VP International Tax and Tax Counsel at GE Capital Aviation Services. Mr. Brands then went to ATC Corporate Services as a Director and he was Managing Director of ATC’s boutique executive recruitment division. He currently holds the position of Country Executive of the Netherlands and Head of Corporates at Alter Domus. Mr. Brands has a Masters of Law degree from the University of Amsterdam and has studied US tax law at Leiden University and is also a speaker for the International Bureau of Fiscal Documentation.

We believe that Mr. Brands is qualified to serve as a director because of his significant legal experience and his experience in the financial services industry. We do not expect that Mr. Brands will serve on our board of directors after the consummation of this offering.

Corporate Governance Rules

As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements.

•	The NYSE requires that listed companies have a majority of independent directors unless the company is a “controlled company.” Dutch law does not require listed companies to have a majority of independent directors. We do not intend to have a majority of independent directors for so long as we are a foreign private issuer, even if we cease to be a “controlled company.”

•	The NYSE requires that listed companies have a compensation committee and nominating and corporate governance committee comprised entirely of independent directors unless the company is a “controlled company.” Dutch law does not require listed companies to have independent compensation and nominating and corporate governance committees. We do not intend to have a compensation committee or a nominating and corporate governance committee comprised entirely of independent directors for so long as we are a foreign private issuer, even if we cease to be a “controlled company.”

•	Dutch law requires that our external auditors be appointed by our general meeting of shareholders and not by our Audit Committee, as required by NYSE corporate governance standards. Our Audit Committee will, however, through our board of directors make a recommendation each year to our shareholders for the appointment of our independent registered public accounting firm. In addition, our Audit Committee will oversee and evaluate the work of our independent auditors and will determine their compensation.

•	NYSE corporate governance standards require that our shareholders be given the opportunity to vote on any equity compensation plans and material revisions thereto, except in certain limited cases. Under Dutch law, shareholder approval is only required for the grant of equity-based compensation to members of our board of directors and not for the grant of equity-based compensation to other employees. Prior to this offering, our general meeting of shareholders intends to adopt a resolution approving the share incentive plan of the Company and authorizing our board of directors to grant equity-based compensation from time to time to our directors, up to the maximum number of shares available for grant under our share incentive plan.

•	We are exempt from the NYSE’s quorum requirements applicable to shareholder meetings since Dutch law does not contain any minimum quorum requirements for shareholder meetings.

•	As mandated by Dutch law, the record date for all of our shareholder meetings will be the date that is 28 days before the date of the meeting. See “Description of Share Capital—General Meeting of Shareholders” below. We will thus not comply with the NYSE requirement that the record date for a shareholders meeting not be earlier than 30 days before the date of the meeting.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For more information, see “Risk Factors—Risks Related to Our Ordinary Shares and This Offering—As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.”

Dutch Corporate Governance Code

Dutch listed companies are encouraged to comply with the provisions of the Dutch Code. However, companies may elect not to comply with some or all of the provisions of the Dutch Code provided that such non-compliance, and the reasons for the non-compliance, are disclosed in the company’s annual report included as part of its Dutch statutory accounts. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States or are otherwise in our judgment inappropriate.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Upon consummation of this offering, the board of directors will be composed of             directors.

For the purposes of NYSE rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. CD&R will continue to control more than 50% of the combined voting power of our ordinary shares upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for election and the voting power to elect such directors following this offering. Accordingly, we are eligible to and we intend to rely on exemptions from certain corporate governance requirements. Specifically, as a controlled company, we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors or (3) a compensation committee composed entirely of independent directors.

Committees of the Board of Directors

After the consummation of this offering, we expect our board of directors to have an audit committee, compensation committee and a nominating and corporate governance committee. Each of the audit committee, compensation committee and nominating and corporate governance committee will operate under a charter that will be approved by our board of directors. A copy of each of the charters will be available on our website.

Audit Committee

The audit committee, which following this offering will consist of             ,             and             , will have the responsibility for, among other things, assisting the board of directors in reviewing our financial reporting and other internal control processes, our financial statements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements and our code of business conduct and ethics. Our board of directors has determined that             is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Our board of directors has determined that             are independent under the applicable rules and regulations of the SEC and the NYSE. Within 90 days from the date of effectiveness of the registration statement of which this prospectus forms a part, our board of directors intends to replace             as a member of our board of directors and our audit committee with a person who will meet the applicable audit committee independence standards. Within one year from the date of effectiveness of the registration statement of which this prospectus forms a part, our board of directors intends to replace             as a member of our audit committee with a person who will meet the applicable audit committee independence standards. All members of the audit committee will be familiar with finance and accounting practice and principles and will be financially literate.

Compensation Committee

The compensation committee, which following this offering will consist of             ,             and             , will have the responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefits plans, authorizing and ratifying option grants and other incentive arrangements and authorizing employment and related agreements.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which following this offering will consist of             , and             , will have the responsibility for identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations.

Code of Conduct and Guidelines for Ethical Behavior

Our board of directors will, prior to the completion of this offering, adopt a Code of Business Conduct and Ethics for Senior Executive and Financial Officers that applies to our senior executive and financial officers including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions. A copy of the Code Business Conduct and Ethics for Senior Executive and Financial Officers will be available on our website at www.mausergroup.com upon the closing of this offering. We will promptly disclose any future amendments to this code on our website as well as any waivers from this code for executive officers and directors. Copies of this code will also be available in print from our General Counsel upon request. Information on, and which can be accessed through, our website is not a part of this prospectus nor is such information incorporated by reference in this prospectus.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee. As a result, there are currently no compensation committee interlocks and no insiders are members of the compensation committee.

REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Members of our senior management have been, and may from time to time hereafter, be afforded an opportunity to acquire an indirect ownership interest in the Company by allowing them to purchase an interest in the equity of Millennium Beteiligungs GmbH & Co KG, or the Management Investment Company. We refer to this program as the “MPP.” The Management Investment Company was established to be a management ownership vehicle that holds ordinary and preferred shares of Holdco 1, which is our indirect parent company. Members of management who have acquired interests in the Management Investment Company have subscribed for such interests at their then fair value, and have essentially the same rights and entitlements, including the right to vote their shares, as direct shareholders in Holdco 1 Certain interests in the Management Investment Company are owned by an entity that is in turn owned by CD&R Millennium (Cayman) Partners L.P., and such interests may from time to time be sold to members of the management of the Company and its affiliated entities. In certain circumstances, such as the voluntary resignation of employment by a management member, such entity has the right, but not the obligation, to acquire the member’s interests in the Management Investment Company. As of December 31, 2014, executive officers who have invested in the Management Holding Company held an indirect voting interest in the Company of approximately 3.6%, and had invested capital of approximately €2.9 million.

Set forth below is information relating to the compensation that was paid in 2014 by Mauser Group B.V. and its subsidiaries to (i) the current members of the Mauser Group B.V. board of directors, who were also directors during 2014, and (ii) the persons who served as the executive officers of Mauser Group B.V. at December 31, 2014 (each of whom, other than one executive officer, is a current executive officer).

The members of Mauser Group B.V.’s board of directors are:

•	Sang-Ki Brands

•	Yasemin Demirtas

•	Christian Storch

• € in thousands	Salary	Cash Incentives(1)	Perquisites	In-Kind Benefits	Deferred Compensation(2)	Pension/ Retirement
MAUSER GROUP B.V. DIRECTORS
Sang-Ki Brands*	—	—	—	—	—	—
Yasemin Demirtas*	—	—	—	—	—	—
Christian Storch**	—	—	—	—	—	—
MAUSER GROUP B.V. EXECUTIVE OFFICERS(3)
Paid by Mauser Group B.V.	—	—	—	—	—	—
Paid by Mauser Group B.V. subsidiaries and/or affiliates.	€2,642.7	€2,974.9	€417.7	€149.2	€12,769.7	€102.0

(*)	Employee of Alter Domus. Employees of Alter Domus do not receive compensation directly from Mauser Group B.V. Alter Domus receives a fee for its managers’ service on the board of directors of Mauser Group B.V. and certain of its affiliates. This fee amounted to €26,500 in the aggregate for the year ended December 31, 2014 for Mauser Group B.V. and its subsidiaries and affiliates.
(**)	Representative of CD&R. The representative of CD&R does not receive compensation for services as a member of the board of directors.
(1)	Includes one-time non-recurring cash incentive payments of €1,020,000 in the aggregate that were payable in connection with the transaction by which the business was acquired by CD&R.

(2)	Reflects certain long-term incentive compensation arrangements which became payable in connection with the CD&R Acquisition.
(3)	Includes 13 executive officers of Mauser Group B.V. at December 31, 2014.

Share ownership

None of the directors and executive officers of Mauser Group B.V. has the power to vote or to dispose of any of its shares. Set forth below is the number of Mauser Group B.V. ordinary and preference shares owned at December 31, 2014 by those members of Mauser Group B.V.’s directors and executive officers who owned an economic interest in Mauser Group B.V. at that date, indirectly through the management investment company and the percentage of the voting power represented by such shares. Any of the directors and executive officers included in the immediately preceding table, and not named in the immediately following table, had no such indirect interest in the shares of Mauser Group B.V. at December 31, 2014.

	Ordinary Shares	Preference Shares	%
MAUSER GROUP B.V. DIRECTORS AND EXECUTIVE OFFICERS OWNING MAUSER GROUP B.V. ORDINARY AND PREFERENCE SHARES AT DECEMBER 31, 2014

Hans-Peter Schaefer	20,245	5,204	1.256
Bjoern Kreiter	10,121	2,602	*
Juergen Scherer	5,060	1,301	*
Siegfried Weber	4,048	1,040	*
Stefan Wiedenhoefer	3,984	1,037	*
Mike Chorpash	3,037	780	*
Ricardo Goldenberg	3,037	780	*
Michael Steubing	2,632	676	*
Frank Schillinger	2,025	520	*
Martin Seiling	2,025	520	*
Ingo Plesterninks	2,025	520	*

*	Represents a share ownership of less than 1%.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of June 30, 2015 with respect to the beneficial ownership of our ordinary shares by:

•	each person known to own beneficially more than 5% of our ordinary shares;

•	each director;

•	each person who has agreed to serve as a director effective at the time of consummation of this offering; and

•	all directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the determination date, which in the case of the following table is June 30, 2015. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The percentage of beneficial ownership prior to this offering is based on             ordinary shares outstanding as of June 30, 2015, as adjusted to reflect a             for             reverse split of our ordinary shares effected on                     , 2015. The percentage of beneficial ownership following this offering is based on             ordinary shares outstanding after the closing of this offering.

As of                     , 2015 we had             holders of record in the United States who collectively own     % of our ordinary shares.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares. Unless otherwise indicated, the address for each individual listed below is De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands.

Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering			Percentage (Assuming No Exercise of the Underwriters’ Option)	Percentage (Assuming the Underwriters’ Option is Exercised in Full)
Name and address of beneficial owner	Number	Percentage	Number
CD&R(1)
Christian Storch
Yasemin Demirtas
Sang-Ki Brands
All directors and executive officers as a group (16 people)

(1)	CD&R refers to CD&R Millennium (Cayman) Partners L.P., or CD&R Cayman, which is the beneficial owner of approximately of our ordinary shares. CD&R Investment Associates IX, Ltd., or CD&R Investment, as the sole owner of CD&R Millennium (Cayman) GP Limited, which is the general partner of CD&R Cayman, may be deemed to beneficially own the ordinary shares held by CD&R Cayman. CD&R Investment expressly disclaims beneficial ownership of the shares held by CD&R Cayman, except to the extent of its pecuniary interest therein. The address for each of CD&R Cayman and CD&R Investment is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House., South Church Street, George Town, Grand Caymans, KY1-1104, Cayman Islands.

Investment and voting decisions with respect to shares held by CD&R Cayman are made by an investment committee of limited partners of CD&R Investment Associates IX, Ltd., currently consisting of more than ten individuals.

RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a written policy requiring our audit committee to review and approve related party transactions. In determining whether to approve or ratify a proposed related party transaction, our audit committee will consider all factors it deems relevant and will approve or ratify only those that are in, or are not inconsistent with, the best interests of us and our shareholders.

Related Party Transactions

Set forth below is a summary of certain transactions since January 1, 2012 among us, our directors, our executive officers, beneficial owners of more than 5% of any class of our share capital outstanding before completion of the offering and some of the entities with which the foregoing persons are affiliated or associated in which the amount involved exceeds or will exceed $120,000.

Transactions With CD&R Affiliates

In connection with our business, we procure products from many suppliers, some of which may be affiliated with CD&R. We believe that we had approximately €0.0 million, €0.2 million, €0.0 million and €0.0 million of procurement transactions with CD&R affiliates for the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively. In connection with our business activities, we also sell products to many customers, some of which may be affiliated with CD&R. We believe that we had approximately €13.8 million, €26.1 million, €20.7 million and €18.9 million of sales to CD&R affiliates for the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively. Management believes these transactions were conducted on an arm’s-length basis at prices that an unrelated third party would pay or receive.

On April 29, 2014, we issued 1 ordinary share to Holdco 2 for €1. Holdco 2 is organized in The Netherlands and is the record holder of all of our outstanding share capital.

Preferred Equity Certificates

Pursuant to the Subscription Agreement Relating to Preferred Equity Certificates, dated as of July 31, 2014, affiliates of CD&R subscribed for preferred equity certificates issued by our indirect parent company, Holdco 1. As of July 31, 2015, approximately €42.7 million of preferred equity certificates are currently outstanding, all of which are held by affiliates of CD&R. The largest amount of preferred equity certificates that was outstanding at any time was €58.8 million. On June 24, 2015, our indirect parent company redeemed or otherwise retired approximately €16.4 million of the preferred equity certificates. The preferred equity certificates pay interest at a rate of 7.71% per annum and we have paid a total of €3.8 million in interest to CD&R. The preferred equity certificates mature on July 31, 2063. Through a series of intercompany loans and equity contributions, the proceeds from the issuance of the preferred equity certificates to affiliates of CD&R were transferred to certain of our operating subsidiaries.

Holdco 1 has the option to redeem the preferred equity certificates at a price equal to the par value plus any accrued and unpaid interest. Holdco 1 is obligated to redeem the preferred equity certificates at maturity and in the event of certain bankruptcy and insolvency events. The preferred equity certificates contain customary events of default including failure to pay principal or interest, breaches of covenants and certain bankruptcy and insolvency events.

Shareholders’ Agreement

In connection with this offering, we expect to enter into the Shareholders’ Agreement, that will contain, among other things, provisions relating to our governance, the disposition of our ordinary shares by the parties

thereto and certain approval rights. We expect the Shareholders’ Agreement will allow CD&R to nominate              directors to our board of directors as long as they own at least     % of our ordinary shares. We expect the Shareholders’ Agreement will also provide for customary demand, “piggy-back” and shelf registration rights for CD&R, subject to certain limitations and will require us to indemnify CD&R and its affiliates in connection with any future registrations of our ordinary shares.

Loans to Employees

We have provided loans to eleven of our employees in the aggregate amount of €350,000 as of June 30, 2015 to enable them to participate in our equity incentive plan. The largest aggregate amount of the loan that was outstanding at any time was €350,000 and the largest loan to any individual was €50,000. The loans bear interest at a rate of 3.3% per annum and mature in 2016. None of these loans were made to our directors or executive officers.

Consulting Agreement and Indemnification Agreement

We are party to a consulting agreement with CD&R, pursuant to which CD&R provides us with financial advisory and management consulting services. Pursuant to the consulting agreement, we pay CD&R an aggregate annual fee of €2.5 million for such services, subject to adjustments from time to time, and we may pay to CD&R an aggregate fee equal to an amount to be agreed upon by us and CD&R in the event of certain types of transactions we complete. In addition, we paid CD&R a fee of €11.0 million upon the closing of the CD&R Acquisition for certain services performed for us by CD&R in connection with the CD&R acquisition. We also reimburse CD&R for certain specified expenses pursuant to the consulting agreement. The consulting agreement expires by its terms on July 28, 2024, but may be terminated earlier by CD&R upon 30 days written notice.

We have also entered into an indemnification agreement with CD&R, pursuant to which we indemnify CD&R and its respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of the consulting agreement, securities offerings by us and certain other claims and liabilities.

Management Investment in Certain Company Affiliates

After the consummation of this offering, Holdco 2 will own approximately     % of our ordinary shares. Holdco 1 is the parent company of Holdco 2. Certain employees and members of our existing and former management indirectly hold interests representing approximately     % of the equity interests of Holdco 1 through the Management Investment Company. Although the members of existing and former management indirectly hold economic interests in our ordinary shares through their legal and economic ownership of partnership interests in the Management Investment Company, they do not beneficially own any of our ordinary shares. After giving effect to this offering, the holdings of members of existing and former management in the Management Investment Company would represent approximately     % of the economic interests of our ordinary shares.

Intra-Group Relationships

We have several intra-group agreements in place. For instance, our German operating entities are consolidated under tax laws by means of profit and loss transfer agreements with Mauser-Werke GmbH. Pursuant to intercompany service agreements, Mauser Corporate GmbH provides human resources, accounting, marketing, sustainability, controlling, general management and information technology services for the German operating entities. The latter are obligated to follow Mauser Corporate GmbH’s instructions under separate domination agreements.

Sale and Purchase Agreement

On May 10, 2014, we entered into the Sale and Purchase Agreement, or the Sale and Purchase Agreement, related to Mauser Holding GmbH with CD&R, Dubai International Capital LLC, or DIC, and certain other parties thereto. The Sale and Purchase Agreement was amended on June 4, 2014. Pursuant to the Sale and Purchase Agreement, CD&R purchased all of our then outstanding ordinary shares for total consideration of approximately €1.2 billion, including debt. CD&R’s purchase of our then outstanding ordinary shares from DIC closed in July 2014.

DESCRIPTION OF SHARE CAPITAL

The following discussion summarizes the material terms of our share capital. This discussion does not purport to be complete and is qualified in its entirety by reference to our articles of association that will be in effect upon completion of this offering. The form of our articles of association that will be in effect upon completion of this offering is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

We were incorporated on 29 April 2014 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. Following the date of this prospectus, but prior to completion of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap) pursuant to a deed of amendment and conversion, which we refer to as the Deed of Amendment and Conversion, and our legal name will be Mauser Group N.V.

We are registered with the Trade Register of the Chamber of Commerce, The Netherlands, under file number 60575530. Our official registered office, principal executive offices and management headquarters are located at De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands, and our telephone number at that address is +31205043800.

We refer to our articles of association as of the date of this prospectus as our “current articles.” When we refer to our “articles of association” in this prospectus, we mean our articles of association as they will be in force after the execution of the Deed of Amendment and Conversion which is expected to take place prior to the completion of this offering.

Our current articles were last amended by a deed of amendment, executed on July 29, 2015. We intend to further amend our current articles and convert our company into a public company with limited liability (naamloze venootschap) effective following the date of this prospectus, but prior to the completion of this offering. The general meeting of shareholders is expected to resolve to amend the current articles and to convert into a public company with limited liability by means of the Deed of Amendment and Conversion. The draft Deed of Amendment and Conversion will be made available to the shareholders in advance of the date of the resolution and will remain available for inspection by interested parties at our offices in Amsterdam, The Netherlands up to and including the completion of this offering.

Authorized and Outstanding Share Capital

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. Our authorized share capital upon completion of this offering will amount to €            , consisting of                 ordinary shares, with nominal value of €             per share.

All of our authorized shares will, when issued and outstanding, validly exist under Dutch law.

An amendment of our articles of association to increase or alter our authorized share capital will require shareholder approval.

Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our general meeting of shareholders may authorize our board of directors to issue new shares or grant rights to subscribe for shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to issue shares and rights to subscribe for shares.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of or granting of rights to subscribe for (i) ordinary shares for consideration other than cash, or (ii) ordinary shares to our employees or employees of one of our group companies, or (iii) ordinary shares to persons exercising a previously granted right to subscribe for shares.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders.

Our board of directors will have the authority to resolve to issue shares, and to grant options, warrants or other rights to acquire shares, and to determine the price and further terms and conditions of such issuances of shares, warrants, options or other rights, if and insofar as our board of directors has been designated by our general meeting of shareholders as the authorized corporate body for this purpose. Such designation will only be valid for a specific period of no more than five years and may from time to time be extended for an additional period of not more than five years. Prior to this offering, our general meeting of shareholders authorized our board of directors, for a period of five years ending             , to issue shares and to grant options, warrants and other rights to acquire shares. We also expect to request our shareholders, at each annual shareholders meeting held after this offering, to adopt a resolution further delegating the power to issue shares, and to grant options, warrants and other rights to acquire shares, to our board of directors for a period of five years following the date of each such annual meeting. A separate resolution for the issuance of shares is not required for the issuance of shares following an exercise of a grant of the right to acquire shares that has previously been approved by our board of directors.

Prior to the completion of this offering, our general meeting of shareholders is expected to adopt a resolution pursuant to which our board of directors will be irrevocably authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period of             from the date of such resolution.

Form and Transfer of Shares

Our shares will be issued in registered form only. Our shares will only be available in the form of an entry in the share register, without issuance of any share certificate. A register of shareholders will be maintained by us or by third parties upon our instruction. Transfer of record ownership of shares is effected by a written deed of transfer acknowledged by us, or by our transfer agent and registrar acting as our agent on our behalf.

Repurchase of Our Shares

Under Dutch law, we may repurchase our own fully paid shares at any time for no consideration (om niet). We only may acquire fully paid shares for consideration if (i) our shareholders’ equity, less the payment required to make the acquisition, does not fall below the sum of paid-in and called-up share capital and any statutory reserves, (ii) we and our subsidiaries would thereafter not hold shares or hold a pledge over our shares with an aggregate nominal value exceeding 50% of our issued share capital, and (iii) the board of directors has been authorised by the general meeting of shareholders.

Authorisation from the General Meeting to acquire our shares must specify the number and class of shares that may be acquired, the manner in which shares may be acquired and the price range within which shares may be acquired. Such authorisation will be valid for no more than 18 months. Any shares we hold may not be voted or counted for voting quorum purposes.

On             , our general meeting of shareholders adopted a resolution giving our board of directors the authority to repurchase up to     % in aggregate nominal value of our outstanding ordinary shares for a period of 18 months ending on             , for a price per share not to exceed     % of the most recently available trading price

of such ordinary shares as of the date of repurchase. We expect that a similar resolution will be presented to our shareholders for approval at each annual meeting of shareholders held after completion of the offering.

No votes may be cast at a general meeting of shareholders on the shares held by us or our subsidiaries. None of our issued shares is held by us or any of our subsidiaries.

Capital Reduction

At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by the company itself or in respect of which the company holds the depository receipts.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

A resolution to reduce our share capital requires the approval of at least an absolute majority of the votes cast or, if the holders of less than 50% of our issued share capital are present or represented at the meeting at which a vote on a resolution to reduce our share capital is taken, the approval of at least two-thirds of the votes cast.

Liquidation and Dissolution

Upon liquidation, all amounts available for distribution to shareholders will be distributed to the holders of ordinary shares, in proportion to the number of ordinary shares held by each of them.

Dividends and Other Distributions

We have no current plans to declare or pay any dividends on our shares following completion of this offering. We currently intend to retain all available funds for reinvestment in our business. See “Dividend Policy.” Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors or our general meeting of shareholders may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Subject to certain exceptions, dividends may only be paid pursuant to a resolution of our general meeting of shareholders, acting pursuant to a proposal of our board of directors, out of profits for any prior year as shown on our annual Dutch statutory accounts for that year as adopted by our general meeting of shareholders held in the following year.

However, our board of directors may, without any shareholder vote, make distributions at any time from reserves that are not required to be maintained by law or our articles of association, such as our profit reserve (consisting of profits from prior years that have not been paid out as dividends in respect of the year during which such profits were earned) and our share premium reserve (consisting of amounts received upon issuance of our equity in excess of the nominal value of our shares).

In addition, our board of directors may without any shareholder vote declare and pay interim dividends to our shareholders out of anticipated profits for the current year, subject to confirmation of such dividend by our general meeting of shareholders at the time of adoption of the annual financial statements for the relevant year.

Dividends or other distributions, including interim dividends, may not be made if the distribution would reduce our shareholders’ equity below the aggregate nominal value of our issued shares plus the amount of any reserves that we are required to maintain by Dutch law or pursuant to our articles of association.

Fiscal Year and Auditor

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year. Each year, our general meeting of shareholders will appoint an external auditor to audit our Dutch statutory accounts and to issue a report thereon.

Limitations on Non-Residents and Exchange Controls

There are no limitations under the laws of The Netherlands, or in our articles of association, on non-residents of The Netherlands holding or voting our shares. Currently, there are no exchange controls under the laws of The Netherlands that are relevant to the conduct of our operations or that affect our payment of dividends.

Adoption of Annual Accounts and Discharge of our Board of Directors

No later than May 31 of each year (subject to an extension of up to six months, or five months after the implementation of Directive 2013/34/EU which is expected on 1 January 2016, by our general meeting of shareholders in extraordinary circumstances), our board of directors must prepare our Dutch statutory accounts for the preceding fiscal year. Our Dutch statutory accounts are prepared in accordance with International Financial Reporting Standards. After approval of our Dutch statutory accounts by our board of directors, these financial statements must be made available for inspection by our shareholders during the period from the time when our annual shareholders meeting is called until the date when the meeting is held. The Dutch statutory accounts, including any proposed distribution to our shareholders of profits received during the relevant year, must then be adopted by our shareholders at the annual meeting.

We will, at each annual shareholders meeting adopting the annual financial statements for the preceding fiscal year, propose that our shareholders adopt a resolution granting discharge from liability to the members of our board of directors for their management of the Company during the prior fiscal year. Under Dutch law this discharge will only apply to matters that are apparent from the face of the annual financial statements or that have otherwise been fully disclosed (for example, in a press release or other public filing) to all shareholders.

Our financial reporting will be subject to the supervision of the Dutch regulator AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “Dutch Financial Reporting Supervision Act.”

General Meeting of Shareholders

Our annual general meeting of shareholders must be held not later than June 30 of each year.

At the annual general meeting of shareholders our shareholders will be able to, inter alia, discuss the annual report of our board of directors with respect to the general state of affairs of our company, adopt our annual Dutch statutory accounts, vote whether to grant discharge to directors and elect members to fill any vacancies on our board of directors.

Our board of directors will determine the items on the agenda for our shareholders meeting. In addition, any shareholders holding individually or in the aggregate more than 3% of our issued and outstanding shares may submit proposals for inclusion on the agenda of any shareholders meeting. Provided we receive such proposals no later than 60 days before a shareholders meeting, we must include such proposals on the agenda for the meeting.

An extraordinary general meeting of shareholders may be convened at any time by our board of directors. Shareholders representing alone or in aggregate at least 10% of our issued and outstanding share capital may also request the board to call an extraordinary general meeting of shareholders with an agenda as requested by the shareholders requesting the meeting. If our board of directors does not in response to such a request call an extraordinary general meeting to be held within six weeks from the date of our receipt of the request, the persons requesting the meeting may be authorized upon their request by a Dutch court in summary proceedings to convene an extraordinary general meeting with the agenda requested by them. The court will only grant such request if it finds that the persons requesting a shareholders meeting have a sufficiently strong interest in holding a meeting with the agenda requested by them to justify authorizing them to convene a shareholders meeting.

Each of our ordinary shares is entitled to one vote at each shareholders meeting. Shareholders may vote by proxy. We may not exercise voting rights with respect to any shares held by us or our subsidiaries.

Except as specifically otherwise stated in our articles of association, decisions of the general meeting of shareholders will be taken by an absolute majority of the votes cast at the meeting.

Under Dutch law, we may not take any of the following actions without the prior approval of our general meeting of shareholders:

•	sell or otherwise dispose to a third party all or substantially all of our business;

•	enter into or terminate any joint venture or similar long-term cooperative arrangement with third parties, including becoming or ceasing to be a general partner in a partnership, in each case if such arrangement or the termination thereof is material to us; and

•	Acquire (directly or through a subsidiary) shares in another company, or dispose of (directly or through a subsidiary) shares in a company, in each case having a value in excess of one-third of our assets as shown on our most recently adopted consolidated balance sheet included in our Dutch statutory accounts.

Shareholders meetings may be held only in the following places in The Netherlands:             .

We must mail notices of each shareholders meeting to all shareholders, at their addresses as shown in our shareholders register, not later than 15 days prior to the date of the meeting. We will also post a notice of each shareholders meeting on our website at the time the meeting is called.

Prior to any shareholders meeting, our board of directors may set a record date in order to determine the eligibility of shareholders to attend, and to vote at, the meeting. If our board elects to set a record date for a meeting, the record date must be exactly 28 days before the scheduled date of the meeting. In the absence of a record date for a meeting, any person who is a shareholder as of the date when the meeting is held may attend and vote at the meeting.

In order to exercise the right to attend our general meeting of shareholders, to address our general meeting of shareholders or to vote in person at our general meeting of shareholders, shareholders must provide us with written notice of their intention to attend the shareholders meeting by no later than the deadline specified in the notice convening the meeting.

Squeeze-Out

In accordance with Dutch law, a shareholder who holds for its own account (or together with its group companies) at least 95% of a company’s issued share capital may institute proceedings against all of a company’s other shareholders requiring them to transfer their shares to the plaintiff. The proceedings will be held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber, and must be initiated by service of a summons upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. Upon the request of any minority shareholder, the Enterprise Chamber will appoint an expert, or a panel of three experts, to report to the Enterprise Chamber their views on the value of the shares held by the minority shareholders. Provided certain conditions are satisfied, the Enterprise Chamber will grant the plaintiff’s petition and will determine the price to be paid by the plaintiff for the minority shareholders’ shares. Once the Enterprise Chamber’s order has become final, the plaintiff must notify the minority shareholders in writing of the time and place when payment for their shares will be made and of the price that will be paid for their shares. If the plaintiff does not know the address of all minority shareholders, this notice must also be published in a Dutch daily newspaper. The minority shareholders will then be obligated to transfer their shares to the plaintiff against payment of the cash consideration specified in the Enterprise Chamber’s judgment.

A shareholder that provides a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective to obtain at least 95% of our issued share capital and thus to be allowed to initiate squeeze-out proceedings. Those restructuring transactions could, amongst other things, include a legal merger or demerger involving our company, a contribution of cash and/or assets against issuance of shares involving our company, the issue of new shares to the majority shareholder while excluding any pre-emption rights of minority shareholders in relation to such issuance or an asset sale transaction or liquidation.

Differences in Corporate Law

We are incorporated under the laws of The Netherlands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware that result from differences in governing documents and the laws of The Netherlands and Delaware. This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Dutch law and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Duties of Directors

Delaware

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of the corporation.

In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner the director reasonably believes to be in the best interests of the corporation. The director must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

The Netherlands

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors are assigned the task of supervising the executive directors and providing them with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company.

Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of all stakeholders in the company also applies in the event of a proposed sale or break-up of the company. The board of directors is therefore not under any obligation under Dutch law to seek the highest value for the shares of the company in the event of a proposed sale or break-up of the company, if in the opinion of the board of directors sale to the person offering the highest value for the company would not be in the best interest of the company, taking into account the interests of all stakeholders.

Director Terms

Delaware

The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a “classified” board may not be removed by shareholders without cause unless the certificate of incorporation provides otherwise. There is no limit to the number of terms a director may serve.

The Netherlands

Our governing documents provide that our board of directors will be elected annually on a staggered basis, with each director elected holding office for a three-year term except that the initial terms of office of certain persons serving as directors at the time of the offering will expire in 2016 and 2017. The term of office of a director elected to fill a vacancy created by a director not completing his or her entire term of office, or to fill a vacancy arising after an increase or decrease in the number of directors, may also be longer or shorter than three years, as necessary to ensure that the terms of office of approximately one-third of the entire number of directors expire each year. An executive director may at all times be suspended by a majority vote of the board of directors. Under our articles of association, an executive or non-executive director may otherwise be removed or suspended only when two-thirds of the votes cast at a general meeting of shareholders are cast in favor of the resolution for removal or suspension, provided that the votes cast in favor of the resolution represent more than 50% of all issued and outstanding shares. Directors whose removal or suspension is proposed are entitled to certain procedural protections, including the right to attend and address the shareholders meeting which will be voting on the proposal for their removal or suspension.

Director Vacancies

Delaware

The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

The Netherlands

Under Dutch law, new members of the board of directors of a company such as ours are elected by the general meeting of shareholders, rather than by the board of directors, as is typical for a Delaware corporation.

Conflict-of-Interest Transactions

Delaware

Under the Delaware General Corporation Law, a transaction with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (1) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (3) the transaction is fair to the company as of the time it is approved.

The Netherlands

Under Dutch law, a board member with a conflict of interest must abstain from participating in the decision-making process with respect to the relevant matter. If all directors have a conflict of interest, then a resolution relating to the matter may nevertheless be adopted by a majority of the votes cast at a meeting of the board of directors (including votes cast by those directors having a conflict of interest).

Proxy Voting by Directors

Delaware

A director of a Delaware corporation may not grant a proxy to another person to vote on such director’s behalf at a board meeting.

The Netherlands

An absent director may grant a proxy for a specific board meeting but only in writing to another director.

Voting Rights

Delaware

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum will consist of no less than 1/3 of the shares of such class or series or classes or series.

Shareholders as of the record date for the meeting are entitled to vote at the meeting. The board of directors may fix a record date that is no more than 60 days nor less than 10 days before the date of the meeting. If no record date is set then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

The Netherlands

Under Dutch law, shares have one vote per share, provided such shares have the same nominal value. All resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provide for a special majority and/or quorum in relation to specified resolutions. Each holder of ordinary shares may cast as many votes as it holds shares. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended as long as they are held in treasury. Dutch law does not permit cumulative voting for the election of management board members and supervisory board members.

If a record date for a shareholders meeting is set, then only persons who were shareholders of record at such record date will be entitled to attend and vote at the meeting, in respect of the number of shares owned by them at the record date. The record date must be set exactly 28 days before the date of the meeting. If no record date is set for the meeting, then all persons who are shareholders as of the date of the meeting may attend the meeting and vote the shares held by them at the time of the meeting.

There is no specific provision in Dutch law relating to adjournments of shareholders meetings.

Shareholder Proposals

Delaware

Delaware law does not provide shareholders an express right to put any proposal before a meeting of shareholders. A corporation’s bylaws may provide that if the corporation solicits proxies with respect to the election of directors, it may be required to include in its proxy solicitation materials one or more individuals nominated by a shareholder. In keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws.

Additionally, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value or 1% of the corporation’s securities entitled to vote for a continuous period of one year as of the date he submits a proposal, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

The Netherlands

Pursuant to Dutch law, one or more shareholders or others with meeting rights alone or jointly representing at least 10% of the issued share capital may on their application be authorized by the Dutch Court to convene a general meeting if the board of directors fails to do so in a timely manner.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. Under Dutch law, unlike Delaware law, the agenda will also include such other items as one or more shareholders, representing at least 3% of our issued share capital, may request of the board of directors in writing and substantiated or by a proposal for a resolution, at least 60 days before the date of the meeting. Only matters listed on the agenda for a shareholders meeting may be voted on at the meeting.

Action by Written Consent

Delaware

Unless otherwise provided in the corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Netherlands

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depository receipts are issued, (c) there are no persons entitled to the same rights as holders of depository receipts issued with the company’s cooperation, (d) the management board and supervisory board members have been given the opportunity to give their advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity renders the adoption of shareholder resolutions without a meeting not feasible for publicly traded companies.

Shareholder Suits

Delaware

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

The Netherlands

In the event that a director, officer or other third party is liable to a Dutch company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring a derivative action on behalf of the company.

An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a tortious act directly against that individual shareholder. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself—outside the collective action—institute a civil claim for damages.

Repurchase of Shares

Delaware

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

The Netherlands

Under Dutch law a company may repurchase its existing and outstanding shares if permitted to do so by its articles of association and provided that the authority to do so has been granted by the general meeting of shareholders to the board of directors. We may acquire our own shares either without paying any consideration, or, in the event any consideration is to be paid, only if the conditions described under “—Repurchase of Our Shares” above are met.

Anti-Takeover Provisions

Delaware

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation’s voting stock (or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years), within three years after the person becomes an interested shareholder, unless:

•	the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•	after completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

The Netherlands

Several provisions of our articles of association and the laws of The Netherlands could make it difficult for our shareholders to change the composition of our board of directors, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. Provisions of our articles of association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.

Our general meeting of shareholders has empowered our board of directors to issue shares and restrict or exclude pre-emptive rights on those shares for a period of five years. Accordingly, an issue of new shares may make it more difficult for a shareholder to obtain control of the Company.

Inspection of Books and Records

Delaware

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation’s stock ledger, a list of its shareholders and its other books and records during the corporation’s usual hours of business.

The Netherlands

Our shareholders’ register is available for inspection by the shareholders and usufructuraries (i.e. persons that have been granted the right to use the shares and/or enjoy the benefits thereof) and pledgees whose particulars must be registered therein.

The board of directors is required to provide our shareholders, at the general meeting of shareholders, with all information that the general meeting of shareholders reasonably requests unless doing so would be contrary to an overriding interest of the company. Our board of directors will in principle give reason for electing not to provide such information on the basis of an overriding interest.

Removal of Directors

Delaware

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

The Netherlands

Under our articles of association a director can only be removed or suspended when two-thirds of the votes are cast at a shareholders meeting in favor of the resolution for the removal or suspension, provided that the votes in favor of the resolution represent more than 50% of all of our issued and outstanding shares.

An executive director can at all times be suspended by a majority of the board of directors.

Preemptive Rights

Delaware

Under the Delaware General Corporation Law, shareholders have no pre-emptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

The Netherlands

Under Dutch law, in the event of an issuance of shares or grant of the right to subscribe for shares, each shareholder has in principle a pro rata pre-emptive right to subscribe for such shares, or to participate in such grant of the right to subscribe for shares.

In practice, however, pre-emptive rights may be limited or excluded under the circumstances specified at “Pre-emptive Rights” above. The authority to limit or exclude pre-emptive rights with respect to all issuances of shares, and all grants of the right to subscribe for shares, has been granted by our general meeting of shareholders to our board of directors for a period of five years ending .

Dividends

Delaware

Under the Delaware General Corporation Law, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

The Netherlands

Dutch law provides that distributions to shareholders may be made only under the circumstances specified in “—Dividends and Other Distributions” above. Dividends may be paid in the form of shares as well as in cash.

Shareholder Vote on Certain Reorganizations

Delaware

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of ordinary shares of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common shares outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

The Netherlands

Under our articles of association, our general meeting of shareholders may resolve, upon a proposal of the board of directors, that we conclude a statutory merger or demerger. In addition, our general meeting of shareholders must approve resolutions of the board of directors concerning an important change in the identity or character of us or our business, in any event including those matters listed under “—General Meeting of Shareholders” above.

A shareholder holding at least 95% of the company’s issued and outstanding shares may initiate squeeze-out proceedings against other shareholders as described under “—Squeeze-Out” above.

Compensation of Board of Directors

Delaware

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to shareholder vote due to the provisions of federal securities and tax law.

The Netherlands

In contrast to Delaware law, under Dutch law the general meeting of shareholders adopts the compensation policy for the board of directors, containing general policy guidelines for determining the compensation of the members of our board of directors.

Insider Trading and Market Manipulation

The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), or the FMSA, provides for specific rules intended to prevent market abuse, including prohibitions on insider trading, divulging inside information and engaging in market manipulation. We are subject to the Dutch laws prohibiting insider trading (in particular, if we trade in our own securities or in financial instruments the value of which is determined, in whole or in part, by the value of our securities), divulging inside information and engaging in market manipulation. The Dutch prohibition on engaging in market manipulation may limit our ability to buy back our shares.

Our shareholders may also in certain circumstances be subject to Dutch laws prohibiting insider trading, divulging inside information and engaging in market manipulation.

Pursuant to the FMSA, any member of our management board, any member of our supervisory board and any other person who has managerial or comanagerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to us, must give written notice to the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM, by means of a standard form of all transactions conducted for his own account relating to our shares or in financial instruments the value of which is determined or co-determined by the value of our shares, conducted for its own account.

In addition, in accordance with the FMSA and the regulations promulgated thereunder, certain persons closely associated with members of our management board, supervisory board or any of the other persons as described above, must also notify the AFM of any transactions conducted for their own account relating to our shares or in financial instruments the value of which is determined or co-determined by the value of our shares. The FMSA and the regulations promulgated thereunder cover the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children of such persons, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i), (ii) or (iii) above or by the relevant member of the management board or supervisory board or other person with any authority in respect of us as described above.

These notifications to the AFM must be made no later than on the fifth business day following the transaction date. Under certain circumstances, the notification may be postponed until the moment that the value of the transactions performed for that person’s own account, together with the transactions carried out by the persons closely associated with that person, reaches or exceeds an amount of €5,000 in the calendar year in question.

The AFM does not issue separate public announcements of notifications received by it. It does, however, keep a public register of all notifications under the FMSA accessible on its website, http://www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.

In connection with completion of this offering, we will adopt an insider trading policy. This policy will contain, among other things, rules on ownership of, and transactions by directors, officers and employees in, our securities or in financial instruments the value of which is determined, in whole or in part, by the value of our securities, including the sanctions which can be imposed in the event of a violation of these rules.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Court of Appeal of Amsterdam order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Market Listing

We intend to apply to list our ordinary shares on the NYSE under the symbol “             .”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our ordinary shares will be             .

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our ordinary shares. Some of our ordinary shares will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of ordinary shares in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering,             ordinary shares will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining             ordinary shares that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, including Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any ordinary shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell our ordinary shares immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described below, our affiliates who have beneficially owned ordinary shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our ordinary shares on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Lock-up Agreements

The Company, our directors and executive officers and certain beneficial owners of our ordinary shares, including CD&R, who collectively own             % of our ordinary shares will sign lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares without the prior written consent of the representatives of the underwriters for a period of 180 days, subject to certain exceptions, after the date of this prospectus. Requests for the consent of the representatives of the underwriters to the sale of ordinary shares by the Company, our directors and executive officers or the shareholders party to a lock-up agreement prior to the expiration of these lock-up agreements will be considered on a case-by-case basis by the representatives. When determining whether or not to grant their consent, the representatives may consider, among other factors, the reasons given by us or the relevant shareholder, as applicable, for requesting the consent, the number of ordinary shares for which the consent is being requested and market conditions at such time. These agreements are described below under “Underwriting.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

First Lien Credit Facility

On July 31, 2014, we entered into the First Lien Credit Agreement among Mauser Holdings S.à r.l. (f/k/a CD&R Millennium Holdco 6 S.à r.l.), or Holdings, Mauser US Corporate, LLC (f/k/a CD&R Millennium US Acquico LLC), the subsidiary borrowers party thereto, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto. Pursuant to this agreement, the lenders party thereto made available to us (i) our $320 million First Lien Dollar Credit Facility, (ii) our €445 million First Lien Euro Credit Facility, (iii) our €150 million First Lien Revolving Credit Facility and (iv) our €50 million First Lien Capex Credit Facility.

Obligations under the First Lien Credit Facility are guaranteed by certain wholly-owned subsidiaries of Holdings that are organized under the laws of Germany, Luxembourg, The Netherlands or the United States and secured by a first priority lien on all assets of Holdings and the guarantors. The First Lien Credit Facility provides for incremental term loan, revolving loan and letter of credit facilities that are available subject to certain conditions, including limitations on the total amount of our debt that is outstanding. On June 24, 2015, we incurred an additional $102 million of debt under the Initial Dollar Term Loan Facility. The proceeds of the additional debt, together with cash from the companies’ balance sheets, were used to make payments of dividends and repayments of intercompany indebtedness that ultimately resulted in repayment of share premium to our indirect shareholders in an amount of €97.5 million.

The agreement that governs the First Lien Credit Facility contains customary covenants that restrict our ability to, among other things, incur debt, make certain restricted payments, enter into certain agreements, sell assets and the stock of our subsidiaries, enter into transactions with our affiliates, incur liens, make fundamental changes in our business or corporate structure or enter into certain change of control transactions. The agreement that governs the First Lien Credit Facility also contains a financial covenant. The financial covenant provides that, commencing with each fiscal quarter ending December 31, 2014, if the sum of the outstanding amount of revolving loans and unreimbursed letters of credit drawn under the First Lien Revolving Facility and cash loans, cash advances and unreimbursed letters of credit under any ancillary facility exceeds 30% of the aggregate amount of all revolving commitments under the First Lien Credit Facility, we may not permit the consolidated first lien leverage ratio for the most recent four quarter period to exceed 6.75 to 1.00.

We are required to prepay amounts outstanding under our First Lien Dollar Credit Facility and our First Lien Euro Credit Facility with a portion of the proceeds of certain incurrences of indebtedness and a portion of our excess cash flow. The agreement that governs the First Lien Credit Facility also includes customary events of default, including failure to make payments of principal or interest, material breaches of representations and warranties, breaches of negative covenants, breaches of other provisions of the agreement that governs the First Lien Credit Facility, subject to a 30 day grace period, cross-default to other material debt, certain bankruptcy and insolvency events, certain ERISA events, material unstayed judgments and decrees, failure of guarantees and collateral, contesting the intercreditor agreement and changes of control.

The interest rate for borrowings under the First Lien Credit Facility is based on a LIBOR or alternate base rate plus (i) in the case of loans at an ABR rate, 1.75% to 2.25% per annum, (ii) in the case of loans at a LIBOR rate denominated in dollars, 2.75% to 3.25% per annum and (iii) in the case of loans at a LIBOR rate denominated in euros, 3.00% to 3.50% per annum, in each case depending on our consolidated first lien leverage ratio. We are also required to pay a fee for unused commitments under our First Lien Revolving Credit Facility equal to 0.25% to 0.50% per annum of the unused committed amount, depending on our consolidated first lien leverage ratio.

Second Lien Credit Facility

On July 31, 2014, we also entered into the Second Lien Credit Agreement among Holdings, Mauser US Corporate, LLC (f/k/a CD&R Millennium US Acquico LLC), the subsidiary borrowers party thereto, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto. Pursuant to this agreement, the lenders party thereto made available to us our $402 million Second Lien Credit Facility.

Obligations under the Second Lien Credit Facility are guaranteed by certain wholly-owned subsidiaries of Holdings that are organized under the laws of Germany, Luxembourg, The Netherlands or the United States and secured by a second priority lien on all assets of Holdings and the guarantors. The Second Lien Credit Facility provides and for incremental term loan facility that is available subject to certain conditions, including limitations on the total amount of our debt that is outstanding.

The agreement that governs the Second Lien Credit Facility contains customary covenants that restrict our ability to, among other things, incur debt, make certain restricted payments, enter into certain agreements, sell assets and the stock of our subsidiaries, enter into transactions with our affiliates, incur liens, make fundamental changes in our business or corporate structure or enter into certain change of control transactions. The agreement that governs the Second Lien Credit Facility does not contain a financial covenant.

We are required to prepay amounts outstanding under our Second Lien Credit Facility with a portion of the proceeds of certain incurrences of indebtedness and a portion of our excess cash flow. The agreement that governs the Second Lien Credit Facility also includes customary events of default, including failure to make payments of principal or interest, material breaches of representations and warranties, breaches of negative covenants, breaches of other provisions of the agreement that governs the Second Lien Credit Facility, subject to a 30 day grace period, cross-default to other material debt, certain bankruptcy and insolvency events, certain ERISA events, material unstayed judgments and decrees, failure of guarantees and collateral, contesting the intercreditor agreement and changes of control.

The interest rate for borrowings under the Second Lien Credit Facility is based on a LIBOR or alternate base rate plus (i) in the case of loans at an ABR rate, 6.75% per annum and (ii) in the case of loans at a LIBOR rate, 7.75% per annum.

Preferred Equity Certificates

Our indirect parent company, Holdco 1, issued preferred equity certificates to CD&R and the proceeds were transferred through a series of intercompany loans and equity contributions to our operating subsidiaries. These preferred equity certificates were outstanding in the amount of €42.7 million (including accrued interest of €0.3 million) as of July 31, 2015. See “Related Party Transactions—Preferred Equity Certificates” elsewhere in this prospectus.

TAXATION

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that purchase ordinary shares pursuant to this offering and hold the ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, administrative and judicial interpretations thereof and the income tax treaty between the United States of America and The Netherlands, as amended (the “Tax Treaty”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, pension, retirement or other employee benefit plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders that hold the ordinary shares as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power) of the Company’s stock or U.S. Holders that receive the ordinary shares as compensation). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of an ordinary share that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in an ordinary share, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of an ordinary share.

Except as discussed below under “—Passive Foreign Investment Company Considerations”, this discussion assumes that the Company is not and will not be a passive foreign investment company for U.S. federal income tax purposes.

EACH PERSON CONSIDERING AN INVESTMENT IN AN ORDINARY SHARE SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF AN ORDINARY SHARE IN LIGHT OF SUCH PERSON’S PARTICULAR CIRCUMSTANCES.

Distributions

A U.S. Holder that receives a distribution of cash or other property (other than certain distributions of the Company’s stock or rights to acquire the Company’s stock) with respect to an ordinary share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. tax withheld from such distribution) to the extent of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary share and then as gain (which will be treated in the manner described below under “—Sale, Exchange or Other Disposition of the Ordinary Shares”). The Company does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend even if that distribution would otherwise be treated as a return of capital or as a gain under the rules described above.

A distribution on an ordinary share that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income”. If, however, 50% or more (by vote or value) of the Company’s stock is treated as owned by U.S. persons, the amount of dividends constituting income from sources outside the United States may be limited to the amount attributable to the Company’s income from sources outside the United States. A distribution treated as a dividend will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for any non-U.S. tax withheld from distributions received in respect of an ordinary share. A U.S. Holder that does not elect to claim a U.S. foreign tax credit for non-U.S. income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

A distribution on an ordinary share treated as a dividend that is received by an individual (or certain other non-corporate U.S. Holders) from a “qualified foreign corporation” generally qualifies for preferential rates of tax so long as (i) the distributing corporation is not a passive foreign investment company (as described below under “—Passive Foreign Investment Company Considerations”) during the taxable year in which the distribution is made or the preceding taxable year and (ii) certain holding period and other requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (a) with respect to dividends paid on stock that is readily tradable on an established securities market in the United States or (b) if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program. The Tax Treaty as currently in effect meets these requirements. The Company expects that the ordinary shares will be considered to be readily tradable on an established securities market in the United States as a result of the listing on the NYSE, although no assurance can be given that the shares will continue to be considered readily tradable on an established securities market in the United States. In addition, the Company believes that it is currently eligible for the benefits of the Tax Treaty, but no assurance can be given that it will be so eligible at all times. Moreover, the U.S. Internal Revenue Service (the “IRS”) may disagree with the Company’s conclusion. Therefore, no assurance can be given that the Company will be treated as a qualified foreign corporation for these purposes and that such preferential rates of tax will apply to dividends paid on an ordinary share held by a U.S. Holder. If such preferential rates do apply to a dividend, special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the preferential rates of tax and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the Ordinary Shares

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of an ordinary share in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such ordinary share. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such ordinary share for more than one year at the time of such sale, exchange or other disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States.

Passive Foreign Investment Company Considerations

The Company believes that it was not in 2014, and it does not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, such as the value of its assets (including goodwill) and the amount and type of its income, there can be no assurance that the Company will not be a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status in any taxable year. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (based on an average of the quarterly value of its assets during a taxable year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

If the Company is a PFIC in any taxable year during which a U.S. Holder owns an ordinary share, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by the Company or upon a sale, exchange or other disposition of an ordinary share at a gain, whether or not the Company continues to be a PFIC. The tax would be determined by allocating such distributions or gain ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year in which the Company is a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge would also be imposed on the amount of taxes so derived for each such taxable year. In addition, a person who acquires an ordinary share from a deceased U.S. Holder who held such ordinary share in a taxable year in which the Company was a PFIC generally would be denied the step-up of the tax basis in such ordinary share for U.S. federal income tax purposes to the fair market value of such ordinary share at the date of such deceased U.S. Holder’s death. Instead, such person would have a tax basis in such ordinary share equal to the lower of such fair market value or such deceased U.S. Holder’s tax basis in such ordinary share.

The tax consequences that would apply if the Company were a PFIC would be different from those described above if a “mark-to-market” election were available and a U.S. Holder validly made such an election. If such election were made, (i) such U.S. Holder generally would be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, an ordinary share at the end of each taxable year in which the Company was a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis in such ordinary share and (ii) any gain from a sale, exchange or other disposition of such ordinary share in a taxable year in which the Company was a PFIC would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election would be available to a U.S. Holder only if the ordinary share is considered “marketable stock”. Generally, stock is considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of the applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE constitutes a qualified exchange, and a non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

The tax consequences that would apply if the Company were a PFIC would also be different from those described above if a U.S. Holder were eligible for and timely made a valid “qualified electing fund” (“QEF”) election. In order for a U.S. Holder to be able to make a QEF election, however, the Company would be required to provide such U.S. Holder with certain information. As the Company does not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election would not be available.

If the Company is a PFIC in any taxable year during which a U.S. Holder owns an ordinary share, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which the Company has a direct or indirect equity interest and (ii) generally will be required to file annually a statement setting forth certain information with its U.S. federal income tax returns.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences if the Company were to be a PFIC, including the potential extension of the period of limitations on assessment and collection of U.S. federal income taxes arising from a failure to file the statement described in the preceding paragraph.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to an ordinary share and net gain from the sale, exchange or other disposition of an ordinary share.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of an ordinary share, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in proposed U.S. Treasury regulations) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include an ordinary share if it is not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Dutch Tax Considerations

General

The information set out below is a discussion of the material Dutch tax considerations in connection with the acquisition, ownership and transfer of our ordinary shares. This summary does not consider every aspect of Dutch taxation that may be relevant to a particular holder of our ordinary shares in special circumstances of who is subject to special treatment under applicable law.

This summary is based upon the tax laws of the Netherlands as in effect on the date of this Prospectus, as well as official regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any developments or amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this discussion.

For Dutch tax purposes, a holder of our ordinary shares may include an individual who, or an entity that, does not have the legal title to our ordinary shares, but to whom nevertheless our ordinary shares are attributed based either on such individual or entity holding a beneficial interest in our ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which our ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds our ordinary shares, such as the separated private assets (afgezonderd particulier vermogen) provisions of the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) and the Netherlands Gift and Inheritance Tax Act 1956 (Successiewet 1956).

As this summary is intended as general information only, (prospective) holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and transfer of our ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of foreign or other tax laws.

This summary does not address the tax consequences arising under the laws of any taxing jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of our ordinary shares. All references in this discussion to the Netherlands and to Netherlands or Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk) (a legislative proposal for a separate tax arrangement for Curacao is currently pending) and the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland).

Dividend Withholding Tax

General

Dividends paid on our ordinary shares to a holder of our ordinary shares are generally subject to withholding tax of 15% imposed by the Netherlands. Generally, the dividend withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on our ordinary shares. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions, regardless of their name and form, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the nominal value of shares issued to a shareholder or an increase of the nominal value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Amended and Restated Articles of Association.

Holder of Our Ordinary Shares Resident in the Netherlands

A holder of our ordinary shares who is, or who is deemed to be, a resident of the Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends.

A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will not be considered the beneficial owner of these dividends for Dutch dividend withholding tax purposes if:

•	as a consequence of a combination of transactions, a person or legal entity other than the Recipient wholly or partly, directly or indirectly, benefits from the dividends;

•	whereby such other person or legal entity retains or acquires, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

•	that other person or legal entity is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).

Holder of Our Ordinary Shares not Resident in the Netherlands

With respect to a holder of our ordinary shares, who is not and is not deemed to be a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of our ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

1.	the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein), according to the tax laws of such state;

2.	the entity at the time of the distribution has an interest in us to which the participation exemption as meant in article 13 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or to which the participation credit as meant in article 13aa of the Dutch Corporate Income Tax Act 1969 would have been applicable, had such entity been a tax resident of the Netherlands;

3.	the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or a fiscal investment institution (fiscale beleggingsinstelling), as meant in Articles 6a and 28 of the Dutch Corporate Income Tax Act 1969, respectively; and

4.	the entity is, in its state of residence, not considered to be resident outside the member states of the EU or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation convention between the Netherlands and the country of residence of the non-resident holder of our ordinary shares, such holder would not be entitled to the reduction of tax on dividends provided for by such convention. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

Furthermore, a refund of Dutch dividend withholding tax may be available to certain entities that are resident in (a) another EU member state; (b) a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein); or (c) a designated jurisdiction which has an arrangement for the exchange of tax information with the Netherlands, provided that:

1.	such entity is not subject to taxation levied by reference to profits in its state of residence;

2.	such entity, had it been a resident of the Netherlands, would not be subject to corporate income tax in the Netherlands;

3.	in case of an entity resident in a jurisdiction mentioned under (c) above: such entity holds our ordinary shares as portfolio investment (i.e. such ordinary shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of our ordinary shares and the Company and such our ordinary shares do not allow such holder of our ordinary shares to participate effectively in the management or control of the Company);

4.	such entity can be considered to be the beneficial owner of the dividends;

5.	such entity does not perform a similar function to that of an exempt investment institution (vrijgestelde beleggingsinstelling) or a fiscal investment institution (fiscale beleggingsinstelling), as meant in Articles 6a and 28 of the Dutch Corporate Income Tax Act 1969, respectively; and

6.	certain administrative conditions are met.

Dividend distributions to a U.S. holder of our ordinary shares (with an interest of less than 10% of our voting rights) are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention Between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Convention”). As such, there is no need to claim a refund of the excess of the amount withheld over the tax treaty rate.

On the basis of article 35 of the Netherlands-U.S. Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid residency certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of the Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

The concept of Dividend Stripping, described above, will also be applied to determine whether a holder of our ordinary shares may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax, as described in the preceding paragraphs.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from certain foreign subsidiaries (including a subsidiary resident in Aruba, Curacao, St. Maarten, Bonaire, St. Eustatius or Saba), we are allowed, subject to certain conditions, to reduce the amount of Dutch dividend withholding tax to be remitted to Dutch tax authorities by the lesser of:

(i)	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

(ii)	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

For purposes of determining the 3% threshold under (i) above, a distribution by us is not taken into account in case the Dutch dividend withholding tax withheld in respect thereof may be fully refunded, unless the recipient of such distribution is a qualifying entity that is not subject to corporate income tax.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Taxes on Income and Capital Gains

Excluded Holders of Ordinary Shares

The description of taxation set out in this section of this Prospectus is not intended for any holder of our ordinary shares, who or which:

1.	is an individual and for whom the income or capital gains derived from our ordinary shares are attributable to employment activities the income from which is taxable in the Netherlands;

2.	holds a Substantial Interest or a deemed Substantial Interest in us (as defined and explained below);

3.	is an entity that is a resident or deemed to be a resident of the Netherlands and that is, in whole or in part, not subject to or is exempt from Dutch corporate income tax;

4.	is an entity for which the income and/or capital gains derived in respect of our ordinary shares are exempt under the participation exemption (deelnemingsvrijstelling) or are subject to the participation credit (deelnemingsverrekening) as meant in the Dutch Corporate Income Tax Act 1969; or

5.	is an exempt investment institution (vrijgestelde beleggingsinstelling) or a fiscal investment institution (fiscale beleggingsinstelling) as meant in Articles 6a and 28 of the Dutch Corporate Income Tax Act 1969, respectively.

Generally a holder of our ordinary shares will have a substantial interest in us(a “Substantial Interest”) if such holder holds, alone or, in case the shareholder is an individual, together with his or her partner (statutorily defined term in Dutch tax law), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of our liquidation proceeds. A holder of our ordinary shares will also have a Substantial Interest in us if one of certain relatives of that holder or of his or her partner has a Substantial Interest in us.

If a holder of our ordinary shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

Residents of the Netherlands

Dutch Resident Individuals

An individual who is resident or deemed to be resident in the Netherlands for purposes of Dutch taxation (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Dutch income tax on income and/or capital gains derived or deemed to be derived from our ordinary shares at the progressive rates (up to 52%; rate for 2015) if:

(i)	the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise our ordinary shares are attributable or deemed attributable; or

(ii)	the holder derives income or capital gains from our ordinary shares, as the case may be, that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which include the performance of activities with respect to our ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also include benefits resulting from a lucrative interest (lucratief belang).

If conditions (i) and (ii) mentioned above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Dutch income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return on income from savings and investments (sparen en beleggen) has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, our ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on 1 January of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2015).

Dutch Resident Entities

An entity that is resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes (a “Dutch Resident Entity”) will generally be subject to Dutch corporate income tax with respect to income and capital gains derived or deemed derived from our ordinary shares. The Dutch corporate income tax rate is 20% for the first € 200,000 of the taxable amount and 25% for the taxable amount exceeding € 200,000 (rates applicable for 2015).

Non-Dutch Residents

A holder of our ordinary shares who is not, nor deemed to be, a Dutch Resident Individual or a Dutch Resident Entity (a “Non-Dutch Resident”) is generally not subject to Dutch income tax or corporate income tax (other than dividend withholding tax as described above) with respect to the income and capital gains derived from our ordinary shares, provided that:

(i)	such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, our ordinary shares are attributable or deemed attributable;

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from our ordinary shares, as the case may be, that are taxable as benefits from “miscellaneous activities” performed in the Netherlands (resultaat uit overige werkzaamheden in Nederland), as meant in the Netherlands Income Tax Act 2001, which include the performance of activities in respect of our ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also include benefits resulting from a lucrative interest (lucratief belang);

(iii)	in case such Non-Dutch Resident is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise our ordinary shares or payments in respect of our ordinary shares are attributable; and

(iv)	in case such Non-Dutch Resident is an entity, such entity is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities, to which enterprise our ordinary shares, or payments in respect of our ordinary shares, as the case may be, are attributable.

A Non-Dutch Resident that nevertheless falls under any of the paragraphs (i) through (iv) mentioned above, may be subject to Dutch income tax or corporate income tax on income and capital gains derived from our ordinary shares. In case such holder of our ordinary shares is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of our ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from, reduction or refund of Dutch taxes (if any) on the (deemed) income or capital gains in respect of our ordinary shares, provided such holder is entitled to the benefits of such double taxation convention.

Gift or Inheritance Tax

Dutch Residents

Generally gift taxes (schenkbelasting) and inheritance taxes (erfbelasting) may arise in the Netherlands with respect to a transfer of our ordinary shares by way of a gift by, or, on the death of, a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands for the purpose of the Dutch Gift and Inheritance Tax Act 1956 at the time of the gift or his/her death.

Non-Dutch Residents

No Dutch gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares, who is neither a resident nor deemed to be a resident of the Netherlands for the purpose of the relevant provisions, unless:

1.	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions;

2.	such holder dies while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of the ordinary shares; or

3.	the gift is made under a condition precedent and such holder is or is deemed to be a resident of the Netherlands at the time the condition is fulfilled.

For purposes of the Dutch Gift and Inheritance Tax Act 1956, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident of the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Dutch gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident of the Netherlands at any time during the 12-months preceding the date of the gift.

Applicable tax treaties may override such deemed residency.

Value Added Tax

In general, there is no Netherlands value added tax (omzetbelasting) payable by a holder of our ordinary shares in respect of the issue of our ordinary shares pursuant to this offering (other than value added tax on fees payable in respect of services not exempt from Dutch value added tax).

Other Taxes and Duties

No Dutch registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership or transfer of our ordinary shares.

Residence

A holder of our ordinary shares will not become or be deemed to become a resident of the Netherlands solely by reason of holding our ordinary shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Deutsche Bank Securities Inc.
Jefferies LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Mauser Group N.V.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $        , as set forth in the underwriting agreement.

Option to Purchase Additional Ordinary Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and certain beneficial owners of our ordinary shares, including CD&R, who collectively own         % of our ordinary shares have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly,

•	offer, pledge, sell or contract to sell any ordinary shares,

•	sell any option or contract to purchase any ordinary shares,

•	purchase any option or contract to sell any ordinary shares,

•	grant any option, right or warrant for the sale of any ordinary shares,

•	lend or otherwise dispose of or transfer any ordinary shares,

•	request or demand that we file a registration statement related to the ordinary shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Requests for the consent of the representatives of the underwriters to the sale of ordinary shares by us, our executive officers and directors or our other existing security holders prior to the expiration of these lock-up agreements will be considered on a case-by-case basis by the representatives. When determining whether or not to grant their consent, the representatives may consider, among other factors, the reasons given by us or the relevant shareholder, as applicable, for requesting the consent, the number of ordinary shares for which the consent is being requested and market conditions at such time.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the ordinary shares to be approved for listing on the NYSE, subject to notice of issuance, under the symbol “    .”

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ordinary shares may not develop. It is also possible that after the offering the ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of Credit Suisse Securities (USA) LLC are lenders and/or agents under our First Lien Dollar Credit Facility, First Lien Euro Credit Facility, First Lien Revolving Credit Facility, First Lien Capex Credit Facility and Second Lien Credit Facility.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made, to the public in that member state, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a member state to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that member state implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any member state other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any member state other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any member state will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that member state of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each member state.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

EXPENSES RELATED TO THIS OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

SEC Registration Fee		$11,620
FINRA Filing Fee		$15,500
Stock Exchange Listing Fee	$	*
Printing Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Transfer Agent Fees and Expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be filed by amendment

All amounts in the above table are estimates except the SEC registration fee, the NYSE listing fee and the FINRA filing fee.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. The validity of the ordinary shares offered in this offering will be passed upon for us by Stibbe N.V., Stibbetoren, Strawinskylaan 2001, 1077 ZZ Amsterdam, The Netherlands. Various legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Mauser Group B.V., or the Successor, and its subsidiaries, consisting of a consolidated balance sheet as of December 31, 2014 and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity, and consolidated statement of cash flows for the period from April 30, 2014 through December 31, 2014 and the consolidated balance sheet of Mauser Holding GmbH, or the Predecessor, and its subsidiaries as of December 31, 2013 and the related consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2013 and December 31, 2012, and the period from January 1, 2014 through July 31, 2014, included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the ordinary shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Interim Consolidated Financial Statements of Mauser Group B.V. as of June 30, 2015 and as of December 31, 2014 and for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 (the “Unaudited Successor Condensed Interim Financial Statements”) and the Mauser Holding GmbH Unaudited Condensed Interim Consolidated Statement of Comprehensive Income (Loss), Unaudited Condensed Interim Consolidated Statement of Changes in Equity and Unaudited Condensed Interim Consolidated Statement of Cash Flows for the six months ended June 30, 2014 (the “Unaudited Predecessor Condensed Interim Financial Statement”).

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss) of Mauser Group B.V. (Successor) for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 and of Mauser Holding GmbH (Predecessor) for the six months ended June 30, 2014

F-2

Unaudited Condensed Interim Consolidated Balance Sheets of Mauser Group B.V. (Successor) as of June 30, 2015 and as of December 31, 2014.	F-4

Unaudited Condensed Interim Consolidated Statements of Changes in Equity of Mauser Group B.V. (Successor) for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 and of Mauser Holding GmbH (Predecessor) for the six months ended June 30, 2014.

F-5

Unaudited Condensed Interim Consolidated Statements of Cash Flows of Mauser Group B.V. (Successor) for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 and of Mauser Holding GmbH (Predecessor) for the six months ended June 30, 2014.

F-7

Notes to the Unaudited Successor and Predecessor Condensed Interim Consolidated Financial Statements	F-8

Consolidated Financial Statements of Mauser Group B.V. as of December 31, 2014 and for the period from April 30, 2014 through December 31, 2014 (the “Successor Financial Statements”) and to the Consolidated Balance Sheet of Mauser Holding GmbH as of December 31, 2013 and the related Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for the period from January 1, 2014 through July 31, 2014 and for the years ended December 31, 2013 and 2012 (the “Predecessor Financial Statements”)

Consolidated Statements of Comprehensive Income (Loss) of Mauser Group B.V. (Successor) for the period from April 30, 2014 through December 31, 2014 and Mauser Holding GmbH (Predecessor) for the period from January 1, 2014 through July 31, 2014 and for the years ended December 31, 2013 and 2012

F-38

Consolidated Balance Sheets of Mauser Group B.V. (Successor) as of December 31, 2014 and Mauser Holding GmbH (Predecessor) as of December 31, 2013	F-40

Consolidated Statements of Changes in Equity of Mauser Group B.V. (Successor) for the period from April  30, 2014 through December 31, 2014 and Mauser Holding GmbH (Predecessor) for the period from January 1, 2014 through July 31, 2014 and for the years ended December 31, 2013 and 2012

F-41

Consolidated Statements of Cash Flows of Mauser Group B.V. (Successor) for the period from April  30, 2014 through December 31, 2014 and Mauser Holding GmbH (Predecessor) for the period from January 1, 2014 through July 31, 2014 and for the years ended December 31, 2013 and 2012

F-44

Notes to the Successor and Predecessor Financial Statements	F-45

Mauser Group B.V. and Mauser Holding GmbH

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss) of Mauser Group B.V. (Successor) for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 and of Mauser Holding GmbH (Predecessor) for the six months ended June 30, 2014

		Successor	Successor	Predecessor
	Note	Six Months Ended Jun 30, 2015	From Apr 30 through Jun 30, 2014	Six Months Ended Jun 30, 2014
		€ millions		€ millions
Revenue	(4)	693.9	—	610.1
Cost of sales		(575.9)	—	(511.4)

Gross profit		118.0	—	98.7

Selling, general and administrative expenses		(62.5)	(0.0)	(59.1)
Other operating income	(5)	0.1	—	1.9
Other operating expenses	(6)	(2.2)	—	(4.1)
Transaction related costs	(7)	(0.3)	—	(7.7)

Operating result		53.1	(0.0)	29.7

Finance income	(8)	7.9	—	6.2
Finance costs	(8)	(44.3)	—	(39.6)

Financial result		(36.4)	—	(33.4)

Share of profit (loss) of investments accounted for using the equity method		(0.1)	—	0.1

Result before taxes		16.6	(0.0)	(3.6)

Income taxes	(10)	(8.3)	—	(7.2)

Consolidated result for the period		8.3	(0.0)	(10.8)

Thereof attributable to:
Owners of the parent		5.9	(0.0)	(12.5)
Non-controlling interests		2.4	—	1.7

		8.3	(0.0)	(10.8)

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30 through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Other comprehensive income (loss)

Items that may be subsequently reclassified to profit or loss
Currency translation differences	(2.5)	—	6.9

	(2.5)	—	6.9

Items that will not be reclassified to profit or loss
Re-measurements of post-employment benefit obligations	0.6	—	(1.8)
Tax effect on re-measurements of post-employment benefit obligations	(0.1)	—	0.4

	0.5	—	(1.4)

Other comprehensive income (loss) for the period, net of tax	(2.0)	—	5.5

Thereof attributable to:
Owners of the parent	(2.9)	—	4.9
Non-controlling interests	0.9	—	0.6

	(2.0)	—	5.5

Total comprehensive income (loss) for the period	6.3	(0.0)	(5.3)

Thereof attributable to:
Owners of the parent	3.0	(0.0)	(7.6)
Non-controlling interests	3.3	—	2.3

	6.3	(0.0)	(5.3)

The accompanying notes are an integral part of the Successor and Predecessor Condensed Interim Consolidated Financial Statements.

Mauser Group B.V.

Unaudited Condensed Interim Consolidated Balance Sheets of Mauser Group B.V. (Successor) as of June 30, 2015 and as of December 31, 2014

		Successor	Successor	Successor
	Note	As of Jun 30, 2015	As of Dec 31, 2014	Pro Forma as of Jun 30, 2015

		€ millions	€ millions	€ millions
Non-current assets
Intangible assets	(12)	1,043.9	1,004.8	1,043.9
Property, plant and equipment	(12)	511.6	497.8	511.6
Investments		5.3	4.9	5.3
Non-current financial assets		0.9	0.9	0.9
Deferred tax assets		32.9	35.6	32.9
Other non-current assets		5.3	3.4	5.3

Total non-current assets		1,599.9	1,547.4	1,599.9

Current assets
Inventories	(13)	85.8	78.9	85.8
Trade and other receivables	(14)	183.5	148.7	183.5
Current financial assets		0.1	1.3	0.1
Current income tax assets		2.0	4.9	2.0
Other current assets		40.4	39.2	40.4
Assets held for sale		0.5	0.5	0.5
Cash and cash equivalents		52.2	72.0	52.2

Total current assets		364.5	345.5	364.5

Total assets		1,964.4	1,892.9	1,964.4

Equity
Subscribed capital	(15)	0.0	0.0	0.0
Capital reserves	(15)	150.1	246.7	62.6
Other comprehensive income (loss)		(10.0)	(6.6)	(10.0)
Retained earnings (deficit)		(29.6)	(36.0)	(29.6)

Equity attributable to owners of the parent		110.5	204.1	23.0

Non-controlling interest		46.6	45.0	46.6

Total equity		157.1	249.1	69.6

Non-current liabilities
Long-term borrowings	(16)	1,161.6	1,007.8	1,161.6
Pensions and similar obligations		30.9	32.5	30.9
Non-current provisions		1.7	2.6	1.7
Deferred tax liabilities		364.5	354.5	364.5
Other non-current liabilities	(17)	2.0	5.5	2.0

Total non-current liabilities		1,560.7	1,402.9	1,560.7

Current liabilities
Short-term borrowings	(16)	19.2	41.3	19.2
Trade and other payables		120.2	113.9	120.2
Distributions payable	(23)	—	—	87.5
Current provisions		9.3	8.3	9.3
Current income tax liabilities		19.8	17.1	19.8
Other current liabilities	(17)	78.1	60.3	78.1

Total current liabilities		246.6	240.9	334.1

Total liabilities		1,807.3	1,643.8	1,894.8

Total equity and liabilities		1,964.4	1,892.9	1,964.4

The accompanying notes are an integral part of the Successor and Predecessor Condensed Interim Consolidated Financial Statements.

Mauser Group B.V. and Mauser Holding GmbH

Unaudited Condensed Interim Consolidated Statements of Changes in Equity of Mauser Group B.V. (Successor) for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 and of Mauser Holding GmbH (Predecessor) for the six months ended June 30, 2014

	Successor
	Attributable to owners of the parent
	Subscribed capital	Capital reserve	Other comprehensive income	Retained earnings (deficit)	Total	Non- controlling interests	Total equity

	€ millions
Balance at Jan 1, 2015	0.0	246.7	(6.6)	(36.0)	204.1	45.0	249.1

Consolidated result for the period	—	—	—	5.9	5.9	2.4	8.3
Other comprehensive income (loss) for the period	—	—	(3.4)	0.5	(2.9)	0.9	(2.0)

Total comprehensive income (loss) for the period	—	—	(3.4)	6.4	3.0	3.3	6.3

Distribution of capital reserves and dividends paid	—	(97.5)	—	—	(97.5)	(1.7)	(99.2)
Other adjustments	—	0.9	—	—	0.9	(0.0)	0.9
Total transactions with owners, recognized directly in equity	—	(96.6)	—	—	(96.6)	(1.7)	(98.3)

Balance at Jun 30, 2015	0.0	150.1	(10.0)	(29.6)	110.5	46.6	157.1

	Successor
	Attributable to owners of the parent
	Subscribed capital	Capital reserve	Other comprehensive income	Retained earnings (deficit)	Total	Non- controlling interests	Total equity

	€ millions
Balance at Apr 30, 2014	0.0	—	—	—	0.0	—	0.0

Consolidated result for the period	—	—	—	(0.0)	(0.0)	—	(0.0)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	—

Total comprehensive income (loss) for the period	—	—	—	(0.0)	(0.0)	—	(0.0)

Total transactions with owners, recognized directly in equity	—	—	—	—	—	—	—

Balance at Jun 30, 2014	0.0	—	—	(0.0)	(0.0)	—	(0.0)

	Predecessor
	Attributable to owners of the parent
	Subscribed capital	Capital reserve	Other comprehensive income	Retained earnings (deficit)	Total	Non- controlling interests	Total equity

	€ millions
Balance at Jan 1, 2014	1.0	79.6	(29.1)	(277.4)	(225.9)	21.8	(204.1)

Consolidated result for the period	—	—	—	(12.5)	(12.5)	1.7	(10.8)
Other comprehensive income (loss) for the period	—	—	6.3	(1.4)	4.9	0.6	5.5

Total comprehensive income (loss) for the period	—	—	6.3	(13.9)	(7.6)	2.3	(5.3)

Dividends paid to non-controlling interests	—	—	—	—	—	(1.0)	(1.0)

Total contributions by and distributions to owners of the parent, recognized directly in equity	—	—	—	—	—	(1.0)	(1.0)

Non-controlling interest arising on business combination	—	—	—	—	—	3.8	3.8
Acquisition of non- controlling interest	—	—	—	—	—	(1.3)	(1.3)

Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	2.5	2.5

Total transactions with owners, recognized directly in equity	—	—	—	—	—	1.5	1.5

Balance at Jun 30, 2014	1.0	79.6	(22.8)	(291.3)	(233.5)	25.6	(207.9)

The accompanying notes are an integral part of the Successor and Predecessor Condensed Interim Consolidated Financial Statements.

Mauser Group B.V. and Mauser Holding GmbH

Unaudited Condensed Interim Consolidated Statements of Cash Flows of Mauser Group B.V. (Successor) for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 and of Mauser Holding GmbH (Predecessor) for the six months ended June 30, 2014

		Successor	Successor	Predecessor
		Six Months Ended Jun 30, 2015	From Apr 30 through Jun 30, 2014	Six Months Ended Jun 30, 2014
	Note
		€ millions		€ millions
Result before taxes		16.6	—	(3.6)
Income taxes paid		(8.3)	—	(5.9)
Share of profit (loss) of investments accounted for using the equity method		0.1	—	(0.1)
Financial result	(8)	36.4	—	33.4
Depreciation and amortization	(12)	38.6	—	29.4
Impairment loss on property, plant and equipment	(12)	1.7	—	—
Changes in pension obligations and non-current provisions		(2.4)	—	0.0
Gains (losses) on sale of fixed assets and businesses		(0.0)	—	0.1
Changes in inventories		(1.2)	—	(6.6)
Changes in trade and other receivables		(29.6)	—	(32.5)
Changes in trade and other payables		3.0	—	11.5
Changes in pension plan assets		(0.6)	—	(0.5)
Changes in other working capital, other non-cash items		7.4	0.0	(7.0)

Net cash generated from operating activities		61.7	0.0	18.2

Purchase of property, plant and equipment and intangible assets	(12)	(20.9)	—	(17.7)
Proceeds from sales of property, plant and equipment and intangible assets		1.3	—	4.7
Acquisitions of interests in subsidiaries		—	—	(5.5)
Acquisitions of businesses	(3)	(19.6)	—	—
Investments in joint ventures		—	—	(3.8)
Sale of interests in subsidiaries		—	—	28.4

Net cash from (used in) investing activities		(39.2)	—	6.1

Proceeds from borrowings		116.2	—	0.4
Repayments of borrowings		(29.2)	—	(15.8)
Interest paid		(34.9)	—	(23.8)
Interest received		0.2	—	1.3
Capital repayments to the shareholder	(15)	(96.6)	—	0.8
Dividends paid to non-controlling interests	(15)	(1.7)	—	(1.0)
Sale of non-controlling interests		0.4	—	—

Net cash used in financing activities		(45.6)	—	(38.1)

Net increase (decrease) in cash and cash equivalents		(23.1)	0.0	(13.8)
Cash and cash equivalents at start of period		72.0	—	44.3

Exchange gains (losses) on cash and cash equivalents		3.3	—	0.5

Cash and cash equivalents at end of period		52.2	0.0	31.0

The accompanying notes are an integral part of the Successor and Predecessor Condensed Interim Consolidated Financial Statements

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

I. General information

Successor

Mauser Group B.V. (“Mauser Group” or “Parent”) was incorporated under the laws of The Netherlands as a Besloten Vennootschap for an unlimited period and has its registered office in Amsterdam, The Netherlands. Mauser Group was incorporated on April 30, 2014 for the purpose of the acquisition of Mauser Holding GmbH, Brühl, Germany (“Mauser Holding”). Mauser Group’s business address is De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands.

The legal entity Mauser Group has no operations and owns 100% of the shares of CD&R Millennium Holdco 4 S.à r.l. (“CD&R HoldCo 4”), which owns 100% of the shares of CD&R Millennium Holdco 5 S.à r.l. (“CD&R HoldCo 5”). The registered office of CD&R HoldCo 4 and CD&R HoldCo 5 is in Luxembourg, Luxembourg. CD&R HoldCo 5 owns 100% of the shares of Mauser Holding S.à r.l.

Mauser Holding S.à r.l. has its registered office in Luxembourg, Luxembourg. Mauser Holding S.à r.l.’s business address is 5, rue Guillaume Kroll, L-1882 Luxembourg, Luxembourg. Mauser Holding S.à r.l. was incorporated on April 30, 2014 under the laws of the Grand Duchy Luxembourg as a Société à Responsabilité Limitée for an unlimited period.

Mauser Holding S.à r.l. was used as a vehicle for the acquisition of the former Mauser Holding GmbH (“Mauser Holding”) by Clayton Dubilier & Rice, LLC, New York, USA (“CD&R”) on July 31, 2014 (the “Acquisition”). Between April 30, 2014 and July 31, 2014, the activities of Mauser Group related only to the preparation for the Acquisition.

The ultimate parent company of Mauser Group is CD&R Millennium HoldCo 1 S.à r.l., Luxembourg, Luxembourg. When referring to Mauser Group and its subsidiaries and investments in joint ventures collectively, they are referred to herein as the “Successor”.

From July 31, 2014, the intermediate parent is CD&R Millennium HoldCo 2 B.V.

Predecessor

Mauser Holding had its registered office in Brühl, Germany. Its business address was: Schildgesstrasse 71-163, 50321 Brühl, Germany. Until July 31, 2014, the parent company of Mauser Holding was DICPE (Mauser) LP (“DICPE”), Grand Cayman, Cayman Islands. The ultimate parent company of Mauser Holding was Dubai Holding LLC, Dubai, United Arab Emirates. The ultimate majority shareholder of Dubai Holding LLC was Sheikh Mohammed Bin Rashid Al Maktoum.

Mauser Holding was merged into Mauser Corporate GmbH after the Acquisition, with Mauser Corporate GmbH as the surviving entity, and Mauser Holding ceasing to exist. When referring to Mauser Holding and its subsidiaries and investments in joint ventures collectively, they are referred to herein as the “Predecessor”.

Successor and Predecessor

When referring to the Successor and Predecessor equally, they are referred to herein as “the Companies”.

The purpose of the Companies’ business is the production and sale of packaging and products made of synthetic materials (plastic and intermediate bulk container (“IBC”) packaging), steel (metal packaging) and fiber (fiber packaging) as well as machines for packaging processes (machine technology). Through the National Container Group (“NCG”), the Companies also operate in the field of reconditioning IBCs, plastic containers and steel containers. The Companies have international business activities in the area of industrial packaging through their own subsidiaries and NCG’s brands in Europe, North America, South America and Asia.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

These Condensed Interim Financial Statements were approved on September 15, 2015 and have not been audited.

Summary of Significant Accounting policies

Successor and Predecessor

The principal accounting policies applied in the preparation of these Successor and Predecessor Condensed Interim Financial Consolidated Statements are consistent with those of the Successor and Predecessor Consolidated Financial Statements which are also included in this Prospectus. The assumption, judgments and estimates that affect the amounts reported in the Interim Financial Statements were the same as those applied in the preparation of the Successor and Predecessor Consolidated Financial Statements for the year ended December 31, 2014 and December 31, 2013, respectively, except in regards to the recognition of the income tax.

There were no new International Financial Reporting Standards (“IFRS”) effective from January 1, 2015, which have a material impact on the Successor and Predecessor Condensed Interim Consolidated Financial Statements for all periods presented, unless otherwise stated. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

1.	BASIS OF PREPARATION

These Condensed Interim Financial Statements for the six months ended June 30, 2015 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. They do not include all of the information which is required in the annual Financial Statements and should be read in conjunction with the Successor and Predecessor Financial Statements for the years ended December 31, 2014 and December 31,2013, respectively, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRS interpretations as issued by the IFRS Interpretations Committee (“IFRIC”), together defined as IASB-IFRS.

(a)	Blackline presentation

Successor and Predecessor

The Successor and Predecessor Condensed Interim Consolidated Financial Statements have been prepared for inclusion in this Prospectus for purposes of listing its shares on the New York Stock Exchange (“NYSE”). As a result of the acquisition of Mauser Holding GmbH by CD&R on July 31, 2014, Mauser Group B.V. carries forward and continues to operate the Mauser Holding GmbH business as of that date. IFRS do not provide specific guidance for the preparation and presentation of historical information related to such transactions. The Successor and Predecessor Condensed Interim Consolidated Financial Statements have been prepared with a “black line presentation,” whereby a vertical black line separates Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor). In addition, relevant footnotes have been presented for the Successor and Predecessor with the “black line presentation” to distinctly highlight the periods pre- and post- acquisition and their lack of comparability.

The Successor and Predecessor Condensed Interim Consolidated Financial Statements, as defined below, are collectively presented as required by S-X Article 3, and have been prepared in accordance with IASB-IFRS. The Successor and Predecessor Consolidated Financial Statements are defined as follows:

•

The Unaudited Condensed Interim Consolidated Financial Statements of Mauser Group B.V., consisting of Condensed Interim Consolidated Balance Sheets of Mauser Group B.V. and its subsidiaries as of June 30, 2015 and as of December 31, 2014 and the related Condensed Interim Consolidated Statements of Comprehensive Income (Loss), Condensed Interim Consolidated

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

Statements of Changes in Equity and Condensed Interim Consolidated Statement of Cash Flows for the six months ended June 30, 2015 and from April 30, 2014 through June 30, 2014 (the “Unaudited Successor Condensed Interim Financial Statements”). The Successor period started on April 30, 2014. For the Successor period from April 30, 2014 through July 31, 2014 there was no operating activity. Operations at the Successor commenced on July 31, 2014 as a result of the Acquisition. As a result, the Condensed Interim Consolidated Financial Statements and the accompanying notes do not contain any activity for this period.

•	The Unaudited Condensed Interim Consolidated Financial Statements of Mauser Holding GmbH, consisting of a Condensed Interim Consolidated Statement of Comprehensive Income (Loss), Condensed Interim Consolidated Statement of Changes in Equity and a Condensed Interim Consolidated Statement of Cash Flows for the six months ended June 30, 2014 (the “Unaudited Predecessor Condensed Interim Financial Statements”).

It should be noted that the comparability of the Successor periods to the Predecessor periods is affected by the application of purchase accounting and may not be indicative of future results of operations.

The Unaudited Successor and Predecessor Condensed Interim Consolidated Financial Statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The Unaudited Successor and Predecessor Condensed Interim Consolidated Financial Statements have been prepared in Euros, the functional currency of the Companies. The figures are shown in Euros (€), rounded to one decimal point.

(b)	Unaudited pro forma consolidated balance sheet

Successor

As described in note (23), an unaudited pro forma consolidated balance sheet as of June 30, 2015 has been presented to show the effects on the Successor’s financial condition as a result of a planned distribution to shareholders, which has not been paid prior to the issuance of these financial statements, of up to €87.5 million prior to the planned initial public offering.

II. Notes to the Unaudited Successor and Predecessor Condensed Interim Consolidated Financial Statements

2.	SEGMENT INFORMATION

Successor

The Executive Committee of Mauser Group is the Successor’s chief operating decision maker. Management has determined the operating segments based on the information reviewed by the chief operating decision maker for the purposes of allocating resources and assessing performance.

Predecessor

The Executive Committee of Mauser Holding is the Predecessor’s chief operating decision maker. Management has determined the operating segments based on the information reviewed by the chief operating decision maker for the purposes of allocating resources and assessing performance.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

Successor and Predecessor

The chief operating decision maker considers the business from both a geographical and product line perspective. The Successor and Predecessor businesses are divided among the following five operating segments: Europe, North America, South America, Asia, and Reconditioning. Besides these operating segments, holding entities and the machine technology business are shown within “other and consolidation” as these entities are not significant and are not separately reported to the chief operating decision maker. This column also includes the elimination of the inter-segment revenues, which is not separately reported to the chief operating decision maker.

The Companies’ Executive Committees assess the performance of the operating segments based on a measure of Adjusted EBITDA. Income and expenses of the operating business segments are determined in accordance with the accounting and valuation methods applied to the Financial Statements.

The Companies’ Executive Committees do not receive reportable segment asset or liability information for purposes of assessing performance or allocating resources.

Successor

The following table presents the Successor’s key financial information by segment as of June 30, 2015:

	Successor
	At and for the six months ended Jun 30, 2015
	Europe	North America	South America	Asia	Re- conditioning	Other and consolidation	Total
	€ millions
Revenue	263.4	281.4	27.0	38.9	115.6	(32.4)	693.9

Adjusted Cost of sales*	(228.3)	(232.6)	(25.8)	(35.8)	(88.2)	33.7	(577.0)

Adjusted Gross Profit*	35.1	48.8	1.2	3.1	27.4	1.3	116.9

Adjusted Selling, general and administrative expenses*	(18.2)	(23.5)	(1.6)	(2.5)	(12.6)	(1.1)	(59.5)

Adjusted Operating result*	16.9	25.3	(0.4)	0.6	14.8	0.2	57.4

Depreciation, amortization and impairment charge**	15.1	13.2	2.0	3.7	5.5	0.8	40.3

Adjusted EBITDA*	32.0	38.5	1.6	4.3	20.3	1.0	97.7

Adjustments	0.9	(0.6)	(0.5)	(0.0)	(0.4)	(3.7)	(4.3)
EBITDA	32.9	37.9	1.1	4.3	19.9	(2.7)	93.4

Working Capital	50.5	46.3	7.5	10.5	24.5	(9.8)	129.5

Capital expenditures***	(8.7)	(3.7)	(1.4)	(0.4)	(1.7)	(2.5)	(18.4)

*	Adjusted as explained in the segment notes.
**	In the six months ended June 30, 2015 impairment charges of €1.7 million are included related to property, plant and equipment in the segment Asia.
***	Comprised of additions to property, plant and equipment and intangible assets netted with disposals.

For the six months ended June 30, 2015, cost of sales of €575.9 million in the Condensed Interim Consolidated Statement of Comprehensive Income (Loss) includes €1.1 million income related to the usage of

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

provisions arising from unfavorable long-term energy contracts within the purchase price allocation, which have been reclassified to Adjustments for segment reporting purposes. The adjustments are considered to be those items that are not part of the ordinary course of the Companies’ operations.

For the six months ended June 30, 2015, selling, general and administrative expenses of €62.5 million in the Condensed Interim Consolidated Statement of Comprehensive Income (Loss) includes costs of €2.5 million which have been reclassified to Adjustments for segment reporting purposes. These adjustments consist of service fees paid to CD&R of €1.3 million, rent compensation in Spain of €0.5 million, additional personnel expenses related to the Management Participation Program (MPP) of €0.9 million and other one-off items of €0.3 million.

Working capital consists of inventories of €85.8 million, trade receivables of €183.5 million, trade payables of €120.2 million and goods and services received but not invoiced of €19.6 million recorded in other current liabilities.

For the Successor period from April 30, 2014 through June 30, 2014 there was no operating activity. Operations at the Successor commenced on July 31, 2014 as a result of the Acquisition.

Predecessor

The following table presents the Predecessor’s key financial information by segment as of June 30, 2014:

	Predecessor
	At and for the six months ended Jun 30, 2014
	Europe	North America	South America	Asia	Re- conditioning	Other and consolidation	Total
	€ millions
Revenue	250.9	229.5	26.5	36.4	94.3	(27.5)	610.1

Adjusted Cost of sales*	(216.2)	(191.4)	(25.2)	(33.3)	(72.1)	26.7	(511.5)

Adjusted Gross Profit*	34.7	38.1	1.3	3.1	22.2	(0.8)	98.6

Adjusted Selling, general and administrative expenses*	(16.0)	(16.3)	(1.4)	(2.5)	(8.4)	(3.8)	(48.4)

Adjusted Operating result*	18.7	21.8	(0.1)	0.6	13.8	(4.6)	50.2

Depreciation and amortization	12.4	9.8	1.4	2.2	2.7	0.9	29.4

Adjusted EBITDA*	31.1	31.6	1.3	2.8	16.5	(3.7)	79.6

Adjustments	0.1	(0.2)	(3.3)	0.3	0.7	(18.1)	(20.5)
EBITDA	31.2	31.4	(2.0)	3.1	17.2	(21.8)	59.1
Working Capital	45.3	34.1	11.3	13.3	17.8	(13.7)	108.1
Capital expenditures**	(7.5)	(4.9)	(4.3)	(1.9)	(0.9)	0.2	(19.3)

*	Adjusted as explained in the segment notes.
**	Comprised of additions to property, plant and equipment and intangible assets netted with disposals.

For the six months ended June 30, 2014, cost of sales of €511.4 million in the Condensed Interim Consolidated Statement of Comprehensive Income (Loss) includes €0.1 million which have been reclassified to Adjustments for segment reporting purposes. The adjustments are considered to be those items that are not part of the ordinary course of the Companies’ operations. These adjustments consist of acquisition and start-up costs.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2014, selling, general and administrative expenses of €59.1 million in the Condensed Interim Consolidated Statement of Comprehensive Income (Loss) includes costs of € 10.7 million which have been reclassified to Adjustments for segment reporting purposes. These adjustments consist of expenses related to the MEPII of €9.4 million, costs related to a fraud case in France of €1.1 million and other one-off items of €0.2 million.

Working capital consists of inventories of €68.6 million, trade receivables of €158.5 million, trade payables of €96.1 million and goods and services received but not invoiced of €22.8 million recorded in other current liabilities.

(a) Reconciliation of operating profit

Successor and Predecessor

The key performance indicator “Adjusted EBITDA” is defined as “EBITDA” less adjustments for one-off items consisting of other operating income, other operating expenses and transaction-related costs, as presented in the Condensed Interim Consolidated Statements of Comprehensive Income (Loss). In addition certain other items are reclassified from cost of sales and selling, general and administrative expenses to Adjustments for segment reporting purposes, as noted above.

The components of “EBITDA” are revenue, cost of sales, selling, general and administrative expenses adjusted for depreciation, amortization and impairment charges.

Adjustments are not considered to be part of the ordinary course of the Companies’ operations. In this regard, the Companies undertake a detailed review of such items which may relate to restructuring or operational related reorganization events, severance payments to previous senior management, exit and shut down costs, start up or acquisition related costs, litigation costs and other unforeseen events.

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014 through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Adjusted EBITDA	97.7	(0.0)	79.6

Adjustments	(4.3)	—	(20.5)

EBITDA	93.4	(0.0)	59.1

Depreciation, amortization and impairment charge*	(40.3)	—	(29.4)

Operating result	53.1	(0.0)	29.7

Share of profit (loss) of investments accounted for using the equity method	(0.1)	—	0.1
Finance income	7.9	—	6.2
Finance costs	(44.3)	—	(39.6)

Result before taxes	16.6	(0.0)	(3.6)

Income taxes	(8.3)	—	(7.2)

Consolidated result for the period	8.3	(0.0)	(10.8)

*	In the six months ended June 30, 2015 impairment charges of €1.7 million are included related to property, plant and equipment in the segment Asia.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

(b) Entity wide disclosures

Successor and Predecessor

Revenues

The net sales reported to the chief operating decision maker include revenue, other operating income and freight. Revenue includes external revenue generated from third parties and inter-segment revenue generated by sales transactions to other segments of the Companies.

The following table presents revenue by product and service line:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Revenue by product and service
Plastic Division	219.8	—	206.5
IBC Division	151.4	—	122.5
Metal Division	182.9	—	170.2
Fiber Division	20.7	—	16.8
Reconditioning	110.3	—	89.2
Other	8.8	—	4.9

Total	693.9	—	610.1

The following table presents revenue by country:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Revenue from external customers
Netherlands	47.3	—	48.4
International	646.6	—	561.7
thereof USA	312.9	—	252.6
thereof Germany	122.1	—	122.5
thereof Italy	19.7	—	19.2
thereof Brazil	31.1	—	30.9

Total	693.9	—	610.1

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

3.	BUSINESS COMBINATIONS

Acquisitions in 2015

Successor

During the six months ended June 30, 2015, the Successor’s acquisitions were of minor significance, both individually and in aggregate, for its net assets, results of operations and cash flows. The amounts recognized at the time of acquisition for the assets and liabilities of the acquired companies are as follows:

	IBC North America, Inc.	Clean Tide Container, Inc.
	€ millions
Assets
Non-current assets
Property, plant and equipment	4.1	1.1
Intangible assets	2.7	3.6
Current assets
Inventories	2.6	1.0
Net assets acquired	9.4	5.7

Purchase price	11.7	8.2
thereof cash paid	11.5	8.1

Goodwill resulting from the acquisition	2.3	2.5

Revenue since acquisition	9.5	4.4
Net profit (after tax) since acquisition	0.1	0.4
Pro forma revenue Jan to Jun 2015	18.4	8.0
Pro forma net profit (after tax) Jan to Jun 2015	0.2	0.6

Assets and liabilities denominated in foreign currencies were translated using the exchange rates as of the acquisition date.

As of March 31, 2015 the Successor acquired certain assets of IBC North America, Inc. (“IBC NA”) and Clean Tide Container, Inc. for €11.7 million and €8.2 million, respectively.

IBC NA operates three manufacturing and five reconditioning facilities across the United States. This acquisition provides the Successor and NCG (the Successor’s reconditioning subsidiary) the ability to better serve their combined markets in North America, specifically the agricultural-chemicals (AgChem) industry.

The acquisitions did not result in the addition of any pension provisions, trade receivables or cash.

The purchase price negotiations took synergy and expected increase in market share into account, which resulted in a purchase price in excess of the fair value of net identifiable assets and thus led to the recognition of goodwill in the corresponding amount. Assembled workforce is also subsumed in the amount of goodwill. IBC NA is a growing product line and Clean Tide Container, Inc. belongs to the growing Reconditioning segment and are therefore of strategic importance for Mauser Group. The acquisition of IBC NA is expected to narrow the gap to the main competitor in the market. Further, both acquisitions increase purchasing power and therefore enlarge the competitive advantage of Mauser Group. Additionally, Clean Tide Container, Inc. benefits from the acquisition of IBC NA as it is able to serve IBC NA customers with its services. All of the goodwill resulting from these two acquisitions is deductible for tax purposes.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

In addition, Mauser do Brazil Embalagens Industriais S.A., Sao Paulo, Brazil acquired all shares of Tamlimp Indústria e Comércio de Embalagens Ltda. held by the former minority shareholder (5.3%) on February 26, 2015 in the amount of €0.3 million.

4.	REVENUE

Successor and Predecessor

The following table presents the components of revenue:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Revenue from the sales of products	676.0	—	594.3
Revenues from services	13.5	—	12.1
Other revenue	4.4	—	3.7

Total	693.9	—	610.1

5.	OTHER OPERATING INCOME

Successor and Predecessor

The following table presents the components of other operating income:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Gains on sales of fixed assets and businesses	0.0	—	0.1
Gains from reversal of litigation provisions	—	—	0.7
Gains from reversal of provisions related to exit and shut down costs	—	—	0.8
Other income.	0.1	—	0.3

Total	0.1	—	1.9

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

6.	OTHER OPERATING EXPENSES

Successor and Predecessor

The following table presents the components of other operating expenses:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Advisory fees	(1.0)	—	—
Plant closure costs	(1.2)	—	(0.8)
Litigation	—	—	(3.3)

Total	(2.2)	—	(4.1)

The advisory fees mainly comprise legal fees in connection with the distribution of capital reserves by Mauser Group.

7.	TRANSACTION RELATED COSTS

Successor and Predecessor

The following table presents the components of transaction related costs:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Advisory fees and other	(0.3)	—	(7.7)

Total	(0.3)	—	(7.7)

Successor

For the six months ended June 30, 2015, transaction-related costs include advisory fees in the amount of €0.6 million and a corresponding income effect from the reversal of provisions in the amount of €0.3 million. Advisory fees were mainly incurred for financial and audit services.

Predecessor

For the six months ended June 30, 2014, transaction related costs primarily included a write-off of the balance of the accelerated amortization of deferred financing costs from May 10, 2014 until June 30, 2014 in the amount of € 6.4 million as well as advisory fees in the amount of €1.3 million. Advisory fees were mainly incurred for financial, legal, audit and tax services.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

8.	FINANCE INCOME AND COSTS

Successor and Predecessor

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Finance income
Foreign exchange gains	7.1	—	4.9
Interest income pensions	0.5	—	0.5
Other financial income	0.1	—	0.5
Interest and similar income	0.2	—	0.3

Finance income	7.9	—	6.2
Finance costs
Interest expense	(34.9)	—	(28.8)
Foreign exchange losses	(4.3)	—	(4.8)
Hedging expenses (interest and foreign exchange)	(0.0)	—	(2.1)
Amortization of financing related transaction costs	(2.8)	—	(2.4)
Interest expenses pensions	(0.8)	—	(1.0)
Other financial expenses	(1.5)	—	(0.5)

Finance costs	(44.3)	—	(39.6)

Net finance cost	(36.4)	—	(33.4)

9.	INVESTMENTS

Disposals of subsidiaries and businesses

Successor

Based on a Sale and Purchase Agreement dated May 26, 2015, MAUSER France S.A.S, Montataire, France, sold 49% of the shares of NCG France S.A.S, Montataire, France. The selling price amounted to €0.4 million and the related non-controlling interest was recognized in equity. Subsequent to the sale the Successor retained control of the remaining 51% of the shares of NCG France S.A.S. As such there was no impact to the consolidation method.

10.	INCOME TAXES

Successor and Predecessor

The calculation of current taxes is based on the individual tax rate applicable to each subsidiary. The significant German subsidiaries of the Companies are subject to trade tax of approximately 14.0% on the results before income taxes. The corporate tax rate is 15.0%, plus a solidarity surcharge of 5.5%. The total tax rate is between 28.2% and 31.6% depending on the applicable regional trade tax rate. Trade tax varies depending on the location of the subsidiary in Germany. Foreign tax rates vary between 17.0% and 37.8%. There was no change between the statutory tax rates used at each taxable jurisdiction between the six months ended June 30, 2014 and June 30, 2015. The effective tax rates are mainly affected by increased profitability at certain subsidiaries, adjustment of current income tax for prior period, non deductible interest and the expiration of losses carried forward.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

The majority of the German subsidiaries are part of a tax group, with Mauser Corporate GmbH (Successor) or Mauser Holding GmbH (Predecessor) being the tax group parent. Since corporation tax regulations limit the amount of interest expenses that can be deducted (interest barrier), this led to current tax expenses at Mauser Corporate GmbH (Successor) or Mauser Holding GmbH (Predecessor).

11.	EARNINGS PER SHARE

Successor and Predecessor

The Successor and Predecessor do not have a formal capital structure and therefore, earnings per share have not been disclosed. Upon effectiveness of the IPO, earnings per share will be disclosed.

12.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Successor

The following tables present the movements of property, plant and equipment as well as intangible assets.

	Successor
	PPE	Intangible Assets
Six months ended Jun 30, 2015	€ millions	€ millions
Opening net book amount as of Jan 1, 2015	497.8	1,004.8

Acquisitions	5.2	11.1
Exchange differences	13.7	43.5
Additions	17.0	3.9
Disposals	(0.3)	(0.9)
Reclassification	(0.1)	0.1
Depreciation and amortization	(20.0)	(18.6)
Impairment charges	(1.7)	—

Closing net book amount as of Jun 30, 2015	511.6	1,043.9

Acquisitions

The change resulting from acquisitions is further described in note (3).

Additions

During the six months ended June 30, 2015, the Successor acquired a customer list covering plastic drum and IBC customers of Greif in Sao Paulo, Brazil for an amount of €3.1 million. The asset acquisition was effective May 1, 2015 with the newly added customers providing the Successor a broader customer base to supply its industry leading line of plastic packaging as well as its line of IBCs.

Disposal

The Successor sold a customer list to Greif Inc., USA for €0.9 million.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

Impairment

On January 16, 2015 management decided that MAUSER Packaging (Jiangsu) Co. Ltd. will discontinue steel drum manufacturing in JiangYin China in March 2015. When the closure decision was made as of January 16, 2015, the Successor has a concrete business plan in place to relocate the related assets to Brazil in order to serve a large customer. However, in the second quarter, shortly after production ceased, the Successor decided to no longer pursue the previous business case. While reallocation of the equipment internally is still considered a possibility, at April 30, 2015 a specific business plan does not exist, which was considered to be a triggering event. Therefore, the Successor engaged an independent valuation firm to perform an impairment test on these assets. As a result, an impairment of €1.7 million was recognized in cost of sales for the Asia reportable segment in the second quarter of 2015. The recoverable amount of the plant and machinery was measured at fair value less costs of disposal amounting to €2.6 million. The fair value measurement is categorised as level 2. This measurement was conducted by a professional valuation firm based on the market value of the equipment. The market value considers obsolescence and market rates and an impairment of €1.7 million was made as a result.

The Successor did not hold intangible assets or property, plant and equipment during the period from April 30, 2014 to June 30, 2014.

Predecessor

	Predecessor
	PPE	Intangible Assets
Six months ended Jun 30, 2014	€ millions	€ millions
Opening net book amount as of Jan 1, 2014	292.8	504.5

Acquisitions	0.6	8.8
Exchange differences	3.1	4.4
Additions	17.3	0.4
Disposals	(4.3)	—
Reclassification	(1.4)	1.4
Depreciation and amortization	(19.4)	(10.0)

Closing net book amount as of Jun 30, 2014	288.7	509.5

13.	INVENTORIES

Successor

For the six month period ended June 30, 2015, the Successor recorded a write down on inventories as an expense in cost of sales in the amount of €2.0 million. For the six month period ended June 30, 2015, previous inventory write downs in the amount of €0.1 million were reversed.

For the six month period ended June 30, 2014, the Successor recorded a write down on inventories as an expense in cost of sales in the amount of €1.3 million. For the six month period ended June 30, 2014, previous inventory write downs in the amount of €0.1 million were reversed.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

14.	TRADE AND OTHER RECEIVABLES

Successor

The following table presents the components of the trade and other receivables:

	Successor	Successor
	As of Jun 30, 2015	As of Dec 31, 2014
	€ millions	€ millions
Trade receivables	185.6	150.8
Less: provision for impairment of trade receivables	(2.1)	(2.1)

Trade receivables net	183.5	148.7

Receivables from related parties	—	—

Current portion	183.5	148.7

During the six months ended June 30, 2015, trade and other receivables increased by €34.8 million, mainly as a result of a strengthening of the US Dollar exchange rate against the Euro.

15.	EQUITY

(a) Subscribed capital

Successor

Mauser Group B.V. Amsterdam, The Netherlands, was incorporated with a fully paid-up issued capital of €1.00 attributable to 1 share with voting rights and a nominal value of €1.00.

(b) Capital reserves

Successor

On June 24, 2015 the Successor completed a distribution of capital reserves to its shareholder, CD&R Millennium HoldCo 2 B.V., of €97.5 million.

During the six months ended June 30, 2015, the capital reserve increased by €0.9 million related to share based payment programs.

(c) Non-controlling interests

Successor

During the six months ended June 30, 2015, dividends paid to non-controlling interests amounted to €1.7 million.

Predecessor

During the six months ended June 30, 2014, dividends paid to non-controlling interests amounted to €1.0 million.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

16.	BORROWINGS

Successor

The short-term borrowings and long-term borrowing line items are used to report all interest-bearing obligations of the Companies. The components of the Companies’ long-term and short-term borrowings are as follows:

	Successor		Successor
	As of Jun 30, 2015		As of Dec 31, 2014
	Carrying amount	Fair Value	Carrying amount	Fair Value
	€ millions		€ millions
Bank borrowings	1,140.2	1,137.0	986.2	967.6
Shareholder loans	1.4	1.4	1.4	1.3
Other financing	12.4	12.4	12.8	12.8
Finance lease liabilities	7.6	7.6	7.4	7.4

Total non-current borrowings	1,161.6	1,158.4	1,007.8	989.1

Bank borrowings	12.8	12.7	32.1	32.1
Other financing	5.2	5.2	7.8	7.8
Finance lease liabilities	1.2	1.2	1.4	1.4

Total current borrowings	19.2	19.1	41.3	41.3

Total borrowings	1,180.8	1,177.5	1,049.1	1,030.4

Bank borrowings

Successor

On June 24, 2015, in addition to the existing Successor Debt Financing Arrangement as presented in the Successor Financial Statements as of December 31, 2014, the Successor entered into a First Amendment to the First Lien Credit Facility for an incremental term loan (“Tranche B Term Loan”) in the amount of $102.0 million. The terms of the Tranche B Term Loan, which was borrowed by Mauser Holding S.à r.l. match the conditions of the existing First Lien Dollar Credit Facility (among others: maturity: July 31, 2021, interest rate: USD-Libor + 3,5% with a 1%-Floor, amortization: approximately 1% p.a.). At the same time the margin on the existing Second Lien Credit Facility was increased by 50 BPs to 7.75% and certain covenants and baskets were amended in order to allow for an additional distribution of funds to the shareholder, or a reduction in capital reserve, in the amount of in €185.0 million, which can be paid in several tranches. The first tranche in the amount of €97.5 million was paid out as a distribution of capital reserves on June 24, 2015, which was financed by the proceeds from the new facility as well as from existing cash of Mauser Group.

In addition, the Successor has drawn down under its First Lien Capex Credit Facility the amounts of $22.0 million and €5.0 million , predominantly in order to finance the acquisitions disclosed in note (3) as well as capital expenditures during the period from January 1, 2015 through June 30, 2015.

As of December 31, 2014 the Successor had drawn €25.0 million under the First Lien Revolving Credit Facility, which was completely repaid in several installments by April 20, 2015.

As of June 24, 2015, the Successor has drawn down $5.0 million under the First Lien Revolving Credit Facility. This draw down has a maturity of one month. The full amount of this draw down was subsequently repaid in July 2015.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

As of June 30, 2015, the Successor had the following long-term and short-term borrowings under the Successor Debt Financing Arrangement:

	Successor
	As of Jun 30, 2015
Senior credit facilities	Current	Non-current	Total	Due Date	Interest rate
	€ millions
First Lien Dollar Credit Facility (USD)	3.8	371.0	374.8	Jul 31, 2021	USD-Libor (Floor: 1.0%) + 3.50%
First Loan Lien Euro Credit Facillity (EUR)	4.5	437.2	441.7	Jul 31, 2021	Euribor (Floor: 1.0%) + 3.75%
Second Lien Credit Facillity (USD)	—	359.3	359.3	Jul 31, 2022	USD-Libor (Floor: 1.0%) + 7.75%
First Lien Capex Credit Facility (USD or EUR)	—	24.7	24.7	Jul 31, 2021	USD-Libor (Floor: 1.0%) + 3.25% or Euribor (Floor: 1.0%) + 3.50%
Transaction cost (net)	—	(52.0)	(52.0)

	8.3	1,140.2	1,148.5

First Lien Revolving Credit Facility (USD or EUR)*	4.5	—	4.5	Jul 31, 2019	USD-Libor +3.25 % or Euribor +3.50%

Total	12.8	1,140.2	1,153.0

*	This facility is available until July 31, 2019. Each draw down under this facility has a maximum maturity of six months.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

As of December 31, 2014, the Successor had the following long-term and short-term borrowings under the Successor Debt Financing Arrangement:

	Successor
	As of Dec 31, 2014
Senior credit facilities	Current	Non-current	Total	Due Date	Interest rate
		€ millions
First Lien Dollar Credit Facility (USD)	2.6	260.3	262.9	Jul 31, 2021	USD-Libor (Floor: 1.0%) + 3.50%
First Loan Lien Euro Credit Facillity (EUR)	4.5	439.4	443.9	Jul 31, 2021	Euribor (Floor: 1.0%) + 3.75%
Second Lien Credit Facillity (USD)	—	331.1	331.1	Jul 31, 2022	USD-Libor (Floor: 1.0%) + 7.25%
First Lien Capex Credit Facility (USD or EUR)	—	—	—	Jul 31, 2021	USD-Libor (Floor: 1.0%) + 3.25% or Euribor (Floor: 1.0%) + 3.50%
Transaction cost (net)	—	(44.6)	(44.6)

	7.1	986.2	993.3

First Lien Revolving Credit Facility (USD or EUR)*	25.0	—	25.0	Jul 31, 2019	USD-Libor +3.25 % or Euribor +3.50%

Total	32.1	986.2	1,018.3

*	This facility is available until July 31, 2019. Each draw down under this facility has a maximum maturity for six months.

17.	Other Liabilities

Successor

The increase in other current liabilities in the six months ended June 30, 2015 results mainly from an increase in charges for consulting services in the amount of €2.0 million, in holiday accruals in the amount of €1.7 million, in VAT in the amount of €2.8 million and in outstanding invoices in the amount of €5.3 million. In addition, there has been a reclassification of other non-current liabilities in other current liabilities in the amount of €3.7 million since some put-options are due in 2015 or early 2016.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

III. Other disclosures

18.	OTHER FINANCIAL OBLIGATIONS

Capital expenditures

Successor

The following table presents the capital expenditures contracted for, but not yet paid:

	Successor	Successor
	As of Jun 30, 2015	As of Dec 31, 2014
	€ millions	€ millions
Property, plant and equipment	1.3	1.5

Total	1.3	1.5

19.	RELATED PARTY DISCLOSURES

Successor and Predecessor

Related parties are defined as legal or natural persons who are able to exert an influence on the Successor or Predecessor or are subject to control or significant influence by the Successor or Predecessor.

In addition to the subsidiaries included in the Companies‘ Condensed Interim Financial Statements, the Companies have direct or indirect relations with a small and insignificant number of joint ventures in the course of normal business activities. The business relations with these companies are overall of minor significance.

The following table presents transactions that were carried out with related parties as follows:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014 through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions	€ millions	€ millions
Sales of goods
Joint Ventures	0.7	—	1.0
Other related parties	13.8	—	—

Total	14.5	0.0	1.0

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Purchase of goods
Joint ventures	—	—	0.2
Purchase of service
DICPE	—	—	0.1
Other related parties	1.3	—	—
Interest expense
Immediate parent	0.0	—	8.0

Total	1.3	—	8.3

Management compensation

The following table presents an overview of the remuneration for the members of the Executive Committee:

	Successor	Successor	Predecessor
	Six Months Ended Jun 30, 2015	From Apr 30, 2014, through Jun 30, 2014	Six Months Ended Jun 30, 2014
	€ millions		€ millions
Salaries and other short-term employee benefits	2.7	—	2.4
Shared based payments	0.9	—	9.4

Total	3.6	—	11.8

The following table presents receivables from and loans to related parties as follows:

	Successor	Successor
	As of Jun 30, 2015	As of Dec 31, 2014
	€ millions	€ millions
Receivables from related parties
Other related parties	3.6	—
Loans from related parties
Other	1.4	1.4
Loans to related parties
CD&R Millenium HoldCo 1 S.à.r.l	0.3	—
CD&R Millenium HoldCo 2 B.V	0.1	—
Joint Ventures	0.9	—
Key management personnel	0.2	0.2

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

20.	SHARE-BASED PAYMENT PROGRAMS

Successor

As of June 30, 2015, the same share-based payment program exists as in the Successor Consolidated Financial Statements. In March 2015, additional managers participated in the Management Participation Program (MPP) through the purchase of participating rights in the Management KG. These managers participated for an amount of approximately €1.2 million at the same terms as the group of initial managers immediately after the Acquisition. The Successor has calculated the fair value of the granted benefit related to this grant by utilizing an option pricing model (‘OPM’). The equity value in the OPM was calculated based on comparable trading and transaction multiples. The equity value derived was also supported by a discounted cash flow analysis. Between the Acquisition on July 31, 2014 and March 2015 the equity value had increased by approximately 22%. The main change in the underlying assumptions in the OPM compared to the valuations in 2014, besides the change in equity value, is the exit horizon which has been set at one year in the March 2015 valuation compared to three years in the 2014 valuation. A benefit was calculated of approximately €1.0 million related to the grant in March 2015.

On June 24, 2015, the Successor completed a capital distribution of €97.5 million to its shareholder (see note (15)). An additional capital distribution in the amount of €87.5 million has been planned for October 2015. The funds related to the capital distributions have been (€97.5 million in June 2015), or will be (€87.5 million in October 2015), distributed via CD&R Millennium HoldCo 1 S.à r.l. to CD&R and the Management KG, in which the managers participate, pro rata to their investments in CD&R Millennium HoldCo 1 S.à r.l. Such capital distributions were pursuant to the shareholders agreement between CD&R and the managers; however, the order of the fund allocation to the different securities that CD&R and the managers invested in (preferred equity certificates, preference shares and common shares) is based on an amended distribution waterfall that only applies to the capital distribution. The Successor concluded that this was a modification of the share-based payment plan under IFRS 2. At the date of the modification, the Successor calculated the fair value of the modified MPP granted benefit and the original MPP granted benefit, and determined there was no incremental fair value granted under the modified award. The Successor concluded that the change of distribution waterfall represents a modification as it provides participating managers with earlier payments.

As a result of the capital distribution in June 2015, and the planned capital distribution in October 2015 and the change of the expected exit horizon to the end of 2015, the recognition of the benefits associated with the initial participation by the managers immediately after the Acquisition (€0.3 million) and the grant in March 2015 (€1.0 million) was accelerated. As a result the Successor recorded an amount of €0.9 million as an expense in the first six months of 2015.

Predecessor

An amount of €9.4 million was recorded as an expense in the first six months of 2014 related to the MEP II Program in anticipation of the closing of the Acquisition at the end of July 2014.

21.	FINANCIAL INSTRUMENTS

Successor

The following analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

As of June 30, 2015 and December 31, 2014, there were no transfers of assets and liabilities between levels 1 and 2, and none were reclassified to or from level 3.

As it relates to the level 3 financial liabilities, reasonable fluctuations to the unobservable inputs would not be expected to result in material changes to the Successor’s profit or loss.

The allocation of the fair values to the three levels in the fair level hierarchy is based on the availability of observable market prices. Fair values in Level 1 contain financial instruments for which a price is available in an active market. In Level 2 fair values are measured on the basis of observable market inputs using market-based valuation techniques. In particular, the inputs used include exchange rates, yield curves and commodity prices that are observable in the relevant markets and obtained through pricing services. Level 3 fair values comprise long-term put-options on non-controlling interests as equity instruments. Equity instruments are measured using the relevant business plans and entity-specific discount rates.

(a) Level 1 financial instruments

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1.

(b) Level 2 financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c) Level 3 financial instruments

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. There were no changes in valuation techniques during the periods.

In order to determine and disclose the fair values of financial instruments, the Successor uses the same hierarchy and approach as presented in the Successor Financial Statements as of December 31, 2014.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

The following table presents the group’s financial assets and liabilities that are measured at fair value:

	Successor
	As of Jun 30, 2015
	Definition of categories according IAS 39	Book Value	Valuation Balance Sheet according to IAS 39
			amortized cost	cost
			€ millions
Assets
Non-current financial assets	AfS	0.9	—	—
Current financial assets	LaR	0.1	0.1	—
Cash and cash equivalents	LaR	52.2	52.2	—
Trade receivables	LaR	183.5	183.5	—

Liabilities
Trade payables	FLAC	120.2	120.2	—
Loan liabilities	FLAC	1,172.0	1,172.0	—
Interest liabilities	FLAC	—	—	—
Non-controlling interest in partnership	FLAC	1.8	1.8	—
Put-options on non-controlling interests	FLFVPL	7.7	—	—
Derivative financial liabilities
Derivatives without hedging	FLHfT	—	—	—
Derivatives with hedging	n.a.	0.0	—	—

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	LaR	235.8	235.8	—
Available-for-Sale Assets (AfS)	AfS	0.9	—	—
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	FLFVPL	7.7	—	—
Financial Liabilities Measured at Amortized Cost (FLAC)	FLAC	1,294.0	1,294.0	—
Financial Liabilities Held for Trading (FLHfT)	FLHfT	—	—	—

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

	Successor
	As of Jun 30, 2015
	Valuation Balance Sheet according to IAS 39
	Fair value not recognized in profit and loss (OCI)	Fair value recognized in profit and loss	Fair Value
	€ millions
Assets
Non-current financial assets	0.9	—	0.9
Current financial assets	—	—	—
Cash and cash equivalents	—	—	—
Trade and other receivables	—	—	—

Liabilities
Trade payables	—	—	—
Loan liabilities	—	—	—
Interest liabilities	—	—	—
Non-controlling interest in partnership	—	—	—
Put-options on non-controlling interests	—	7.7	7.7
Derivative financial liabilities
Derivatives without hedging	—	—	—
Derivatives with hedging	—	0.0	0.0

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	—	—	—
Available-for-Sale Assets (AfS)	0.9	—	0.9
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	—	7.7	7.7
Financial Liabilities Measured at Amortized Cost (FLAC)	—	—	—
Financial Liabilities Held for Trading (FLHfT)	—	0.0	0.0

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

	Successor
	As of Dec 31, 2014
	Definition of categories according IAS 39	Book Value	Valuation Balance Sheet according to IAS 39
			amortized cost	cost
			€ millions
Assets
Non-current financial assets	AfS	0.9	—	—
Current financial assets	LaR	1.3	1.3	—
Cash and cash equivalents	LaR	72.0	72.0	—
Trade and other receivables	LaR	148.7	148.7	—

Liabilities
Trade payables	FLAC	113.9	113.9	—
Loan liabilities	FLAC	1,040.3	1,040.3	—
Interest liabilities	FLAC	—	—	—
Non-controlling interest in partnership	FLAC	1.7	1.7	—
Put-options on non-controlling interests	FLFVPL	7.4	—	—
Derivative financial liabilities
Derivatives without hedging	FLHfT	0.1	—	—
Derivatives with hedging	n.a.	—	—	—

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	LaR	222.0	222.0	—
Available-for-Sale Assets (AfS)	AfS	0.9	—	—
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	FLFVPL	7.4	—	—
Financial Liabilities Measured at Amortized Cost (FLAC)	FLAC	1,154.4	1,154.4	—
Financial Liabilities Held for Trading (FLHfT)	FLHfT	0.1	—	—

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

	Successor
	As of Dec 31, 2014
	Valuation Balance Sheet according to IAS 39
	Fair value not recognized in profit and loss (OCI)	Fair value recognized in profit and loss	Fair Value
	€ millions
Assets
Non-current financial assets	0.9	—	0.9
Current financial assets	—	—	—
Cash and cash equivalents	—	—	—
Trade and other receivables	—	—	—

Liabilities
Trade payables	—	—	—
Loan liabilities	—	—	—
Interest liabilities	—	—	—
Non-controlling interest in partnership	—	—	—
Put-options on non-controlling interests	—	7.4	7.4
Derivative financial liabilities
Derivatives without hedging	—	0.1	0.1
Derivatives with hedging	—	—	—

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	—	—	—
Available-for-Sale Assets (AfS)	0.9	—	0.9
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	—	7.4	— 7.4
Financial Liabilities Measured at Amortized Cost (FLAC)	—	—	—
Financial Liabilities Held for Trading (FLHfT)	—	0.1	0.1

Successor

Uniform valuation techniques, parameters and information inputs are used to measure fair value. The fair values of financial instruments belonging to level 2 and 3 are measured on the basis of group-wide specifications. The measurement techniques used are described in the disclosures on “Summary of significant accounting policies”.

The fair value of put-options on non-controlling interests is calculated using a present value model based on the contractual agreements and a risk-adjusted discount rate for a matching maturity. The primary unobservable input is management’s multi year forecast. Changes in the fair value of the put options are recognized in the consolidated statement of comprehensive income (loss).

An increase in EBITDA of 10% would lead to an increase of €8.5 million in fair value of the options. A decrease in EBITDA of 10% would lead to a decrease of €6.9 million in fair value of the options.

The fair values of derivatives are determined on the basis of information made available by the relevant partner banks. The value of currency forwards is determined on the basis of the discounted difference of contractual payments and payments which would be made if the forward would be concluded on the valuation date using the forward rate on that date.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

No items measured at fair value were reclassified between level 1 and level 2, and none were reclassified to or from level 3.

The following tables present the Successor’s financial assets and liabilities measured at fair value at June 30, 2015:

	Successor
	As of Jun 30, 2015
	Level 1	Level 2	Level 3	Total
	€ millions
Financial assets
Non-current financial assets	—	0.9	—	0.9
Current financial assets	—	0.1	—	0.1
Cash and cash equivalents	—	52.2	—	52.2
Trade and other receivables	—	183.5	—	183.5

Total	—	236.7	—	236.7

Financial liabilities
Trade and other payables	—	120.2	—	120.2
Loan liabilities	—	1,172.0	—	1,172.0
Liabilities from finance lease	—	8.8	—	8.8
Interest liabilities	—	—	—	—
Non-controlling interest in partnerships	—	1.8	—	1.8
Put-options on non-controlling interests	—	—	7.7	7.7
Derivative financial liabilities
Derivatives with hedging	—	0.0	—	0.0

Total	—	1,302.8	7.7	1,310.5

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

The following tables present the Successor’s financial assets and liabilities that are measured at fair value at December 31, 2014:

	Successor
	As of Dec 31, 2014
	Level 1	Level 2	Level 3	Total
		€ millions
Financial assets
Non-current financial assets	—	0.9	—	0.9
Current financial assets	—	1.3	—	1.3
Cash and cash equivalents	—	72.0	—	72.0
Trade and other receivables	—	148.7	—	148.7

Total	—	222.9	—	222.9

Financial liabilities
Trade and other payables	—	113.9	—	113.9
Loan liabilities	—	1,072.8	—	1,072.8
Liabilities from finance lease	—	8.8	—	8.8
Non-controlling interest in partnerships	—	1.4	—	1.4
Put-options on non-controlling interests	—	—	7.4	7.4
Derivative financial liabilities
Derivatives without hedging	—	0.1	—	0.1

Total	—	1,197.0	7.4	1,204.4

The following table presents the change in level 3 instruments as of year-end:

	Successor		Successor
	As of Jun 30, 2015		As of Dec 31, 2014
	Put-options on non- controlling interests	Group	Put-options on non- controlling interests	Group
	€ millions		€ millions
Liabilities
Opening balance	7.4	7.4	7.1	7.1
Gains and losses recognized in net finance costs	0.3	0.3	0.3	0.3

Closing balance	7.7	7.7	7.4	7.4

22.	EVENTS AFTER THE REPORTING PERIOD

Successor

(a) Investments in joint ventures

As of July 1, 2015 Mauser Holding International GmbH, Brühl, Germany, acquired 50% of the shares of Guangzhou Fanshun Elan Plastech Co. Ltd., Guangzhou, China, from Time Technoplast Limited, Mumbai, India.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Condensed Interim Consolidated Financial Statements

23.	UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

Successor

The unaudited pro forma consolidated balance sheet as of June 30, 2015 has been presented to show the effects on the Successor’s financial condition as a result of a planned distribution of capital reserves of up to €87.5 million prior to the planned initial public offering. While this distribution has not been approved by the Successor’s Board of Managers as of the date of these Condensed Interim Financial Statements, the Successor intends to pay this distribution upon successful completion of its factoring program. Therefore, the planned distribution of €87.5 million has been reflected within the unaudited pro forma consolidated balance sheet as if the distribution had been approved on June 30, 2015.

Mauser Group B.V.

Amsterdam, September 15, 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders of Mauser Group B.V.

We have audited the accompanying consolidated financial statements of Mauser Group B.V. and its subsidiaries, consisting of a consolidated balance sheet as of December 31, 2014 and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the period from April 30, 2014 through December 31, 2014 (the “Successor Financial Statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Successor Financial Statements referred to above present fairly, in all material respects, the consolidated balance sheet of Mauser Group B.V. and its subsidiaries at December 31, 2014 and the consolidated results of its operations and its cash flows for the period from April 30, 2014 through December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Cologne, Germany

August 7, 2015

PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

/s/ Hans-Peter Kreibich Wirtschaftsprüfer (German Public Auditor)	/s/ ppa. Christian Dornhöfer Wirtschaftsprüfer (German Public Auditor)

Report of Independent Registered Public Accounting Firm

To the Shareholders of Mauser Group B.V.

We have audited the accompanying consolidated balance sheet of Mauser Holding GmbH and its subsidiaries as of December 31, 2013 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2013 and December 31, 2012, and the period from January 1, 2014 through July 31, 2014 (the “Predecessor Financial Statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Predecessor Financial Statements referred to above present fairly, in all material respects, the consolidated balance sheet of Mauser Holding GmbH and its subsidiaries at December 31, 2013 and the consolidated results of their operations and their cash flows for the years ended December 31, 2013 and December 31, 2012, and the period from January 1, 2014 through July 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Cologne, Germany

August 7, 2015

PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

/s/ Hans-Peter Kreibich Wirtschaftsprüfer (German Public Auditor)	/s/ ppa. Christian Dornhöfer Wirtschaftsprüfer (German Public Auditor)

Mauser Group B.V.

Consolidated Statements of Comprehensive Income (Loss) of Mauser Group B.V. (Successor) for the period from April 30, 2014 through December 31, 2014 and Mauser Holding GmbH (Predecessor) for the period from January 1, 2014 through July 31, 2014 and for the years ended December 31, 2013 and 2012

	Note	Successor	Predecessor
		From Apr 30 through Dec 31, 2014	From Jan 1 through Jul 31, 2014	From Jan 1 through Dec 31, 2013	From Jan 1 through Dec 31, 2012

		€ millions		€ millions
Revenue	(28)	523.7	720.0	1,146.4	1,141.7
Cost of sales	(32)	(449.6)	(601.5)	(976.1)	(990.6)

Gross profit		74.1	118.5	170.3	151.1

Selling, general and administrative expenses	(32)	(43.8)	(69.1)	(103.3)	(92.9)
Other operating income	(29)	0.2	2.0	4.0	17.6
Other operating expenses	(30)	(0.4)	(4.3)	(11.6)	(14.6)
Transaction related costs	(31)	(27.0)	(12.2)	(2.8)	(0.0)

Operating result		3.1	34.9	56.6	61.2

Finance income	(34)	6.0	6.5	18.6	14.8
Finance costs	(34)	(37.0)	(47.8)	(76.1)	(81.3)

Financial result		(31.0)	(41.3)	(57.5)	(66.5)

Share of profit (loss) of investments accounted for using the equity method	(35)	(0.6)	0.1	0.6	(0.7)

Result before taxes		(28.5)	(6.3)	(0.3)	(6.0)

Income taxes	(36)	(4.6)	(12.7)	(15.4)	(14.4)

Consolidated result for the period		(33.1)	(19.0)	(15.7)	(20.4)

Thereof attributable to:
Owners of the parent		(33.9)	(21.0)	(17.3)	(22.8)
Non-controlling interests	(35)	0.8	2.0	1.6	2.4

		(33.1)	(19.0)	(15.7)	(20.4)

	Note	Successor	Predecessor
		From Apr 30 through Dec 31, 2014	From Jan 1 through Jul 31, 2014	From Jan 1 through Dec 31, 2013	From Jan 1 through Dec 31, 2012

		€ millions		€ millions
Other comprehensive income (loss)

Items that may be subsequently reclassified to profit or loss
Currency translation differences		(5.6)	11.7	(20.7)	(3.2)
Gains from cash flow hedges		—	—	6.5	7.7
Tax effect on gains from cash flow hedges	(36)	—	—	(2.2)	(2.1)

		(5.6)	11.7	(16.4)	2.4

Items that will not be reclassified to profit or loss
Re-measurements of post-employment benefit obligations	(47)	(2.9)	(2.4)	(1.9)	(5.2)
Tax effect on re-measurements of post-employment benefit obligations	(36)	0.8	0.8	0.5	1.6

		(2.1)	(1.6)	(1.4)	(3.6)

Other comprehensive income (loss) for the period, net of tax		(7.7)	10.1	(17.8)	(1.2)

Thereof attributable to:
Owners of the parent		(8.7)	8.9	(14.3)	(1.4)
Non-controlling interests	(44)	1.0	1.2	(3.5)	0.2

		(7.7)	10.1	(17.8)	(1.2)

Total comprehensive income (loss) for the period		(40.8)	(8.9)	(33.5)	(21.6)

Thereof attributable to:
Owners of the parent		(42.6)	(12.1)	(31.6)	(24.2)
Non-controlling interests	(44)	1.8	3.2	(1.9)	2.6

		(40.8)	(8.9)	(33.5)	(21.6)

The accompanying notes are an integral part of the Successor and Predecessor Financial Statements.

Mauser Group B.V.

Consolidated Balance Sheets of Mauser Group B.V. (Successor) as of December 31, 2014 and Mauser Holding GmbH (Predecessor) as of December 31, 2013

	Note	Successor	Predecessor
		As of Dec 31, 2014	As of Dec 31, 2013

		€ millions	€ millions

Non-current assets
Intangible assets	(39)	1,004.8	504.5
Property, plant and equipment	(38)	497.8	292.8
Investments	(35)	4.9	9.0
Non-current financial assets	(54)	0.9	0.9
Deferred tax assets	(36)	35.6	29.0
Other non-current assets		3.4	1.1

Total non-current assets		1,547.4	837.3

Current assets
Inventories	(41)	78.9	59.9
Trade and other receivables	(40)	148.7	124.9
Current financial assets	(55)	1.3	1.0
Current income tax assets	(36)	4.9	4.7
Other current assets	(42)	39.2	24.9
Assets held for sale	(43)	0.5	3.2
Cash and cash equivalents		72.0	44.3

Total current assets		345.5	262.9

Total assets		1,892.9	1,100.2

Equity
Subscribed capital	(44)	0.0	1.0
Capital reserves	(44)	246.7	79.6
Other comprehensive income (loss)	(44)	(6.6)	(29.1)
Retained earnings (deficit)	(44)	(36.0)	(277.4)

Equity attributable to owners of the parent	(44)	204.1	(225.9)

Non-controlling interest	(35)	45.0	21.8

Total equity		249.1	(204.1)

Non-current liabilities
Long-term borrowings	(45)	1,007.8	918.1
Pensions and similar obligations	(47)	32.5	29.6
Non-current provisions	(48)	2.6	3.8
Deferred tax liabilities	(36)	354.5	119.1
Other non-current liabilities	(49)	5.5	14.7

Total non-current liabilities		1,402.9	1,085.3

Current liabilities
Short-term borrowings	(45)	41.3	48.1
Trade and other payables	(46)	113.9	87.3
Distributions payable	(57)	—	—
Current provisions	(48)	8.3	11.9
Current income tax liabilities	(36)	17.1	7.9
Other current liabilities	(49)	60.3	63.8

Total current liabilities		240.9	219.0

Total liabilities		1,643.8	1,304.3

Total equity and liabilities		1,892.9	1,100.2

The accompanying notes are an integral part of the Successor and Predecessor Financial Statements

Mauser Group B.V.

Consolidated Statements of Changes in Equity of Mauser Group B.V. (Successor) for the period from April 30, 2014 through December 31, 2014 and Mauser Holding GmbH (Predecessor) for the period from January 1, 2014 through July 31, 2014 and for the years ended December 31, 2013 and 2012

		Successor
		Attributable to owners of the parent
	Note	Subscribed capital	Capital reserve	Other comprehensive income	Retained earnings (deficit)	Total	Non- controlling interests	Total equity
		€ millions
Balance at Apr 30, 2014		0.0	—	—	—	0.0	—	0.0

Consolidated result for the period		—	—	—	(33.9)	(33.9)	0.8	(33.1)
Other comprehensive income (loss) for the period	(44)	—	—	(6.6)	(2.1)	(8.7)	1.0	(7.7)
Total comprehensive income (loss) for the period		0.0	—	(6.6)	(36.0)	(42.6)	1.8	(40.8)

Dividends paid to non-controlling interests		—	—	—	—	—	(1.1)	(1.1)
Capital contributions	(44)	0.0	246.7	—	—	246.7	—	246.7

Total contributions by and distributions to owners of the parent, recognized directly in equity		0.0	246.7	—	—	246.7	(1.1)	245.6

Non-controlling interest arising on business combinations	(35)	—	—	—	—	—	44.3	44.3

Total changes in ownership interests in subsidiaries that do not result in a loss of control		—	—	—	—	—	44.3	44.3

Total transactions with owners, recognized directly in equity		0.0	246.7	—	—	246.7	43.2	289.9

Balance at Dec 31, 2014		0.0	246.7	(6.6)	(36.0)	204.1	45.0	249.1

		Predecessor
		Attributable to owners of the parent
	Note	Subscribed capital	Capital reserve	Other comprehensive income	Retained earnings (deficit)	Total	Non- controlling interests	Total equity
		€ millions
Balance at Jan 1, 2014		1.0	79.6	(29.1)	(277.4)	(225.9)	21.8	(204.1)

Consolidated result for the period		—	—	—	(21.0)	(21.0)	2.0	(19.0)
Other comprehensive income (loss) for the period	(44)	—	—	10.5	(1.6)	8.9	1.2	10.1

Total comprehensive income (loss) for the period		—	—	10.5	(22.6)	(12.1)	3.2	(9.0)

Capital contributions	(44)	—	(8.7)	—	—	(8.7)	—	(8.7)
Dividends paid to non-controlling interests	(44)	—	—	—	—	—	(1.0)	(1.0)

Total contributions by and distributions to owners of the parent, recognized directly in equity		—	(8.7)	—	—	(8.7)	(1.0)	(9.7)

Non-controlling interest arising on business combination	(35)	—	—	—	—	—	3.8	3.8
Acquisition of non-controlling interest	(35)	—	—			—	(1.2)	(1.2)

Total changes in ownership interests in subsidiaries that do not result in a loss of control		—	—	—	—	—	2.6	2.6

Total transactions with owners, recognized directly in equity		—	(8.7)	—	—	(8.7)	1.6	(7.1)

Balance at Jul 31, 2014		1.0	70.9	(18.6)	(300.0)	(246.7)	26.6	(220.1)

		Predecessor
		Attributable to owners of the parent
	Note	Subscribed capital	Capital reserve	Other comprehensive income	Retained earnings (deficit)	Total	Non- controlling interests	Total equity
		€ millions
Balance at Jan 1, 2013		1.0	80.7	(16.2)	(260.5)	(195.0)	25.8	(169.2)

Consolidated result for the period		—	—	—	(17.3)	(17.3)	1.6	(15.7)
Other comprehensive income (loss) for the period	(44)	—	—	(12.9)	(1.4)	(14.3)	(3.5)	(17.8)

Total comprehensive income (loss) for the period		—	—	(12.9)	(18.7)	(31.6)	(1.9)	(33.5)

Dividends paid to non-controlling interests		—	—	—	—	—	(1.2)	(1.2)
Capital contributions	(44)	—	1.2	—	—	1.2	0.9	2.1
Changes in consolidated group	(35)	—	—	—	1.7	1.7	—	1.7
Other		—	(2.3)	—	0.1	(2.2)	(1.8)	(4.0)

Total contributions by and distributions to owners of the parent, recognized directly in equity		—	(1.1)	—	1.8	0.7	(2.1)	(1.4)

Balance at Dec 31, 2013		1.0	79.6	(29.1)	(277.4)	(225.9)	21.8	(204.1)

		Predecessor
		Attributable to owners of the parent
	Note	Subscribed capital	Capital reserve	Other comprehensive income	Retained earnings (deficit)	Total	Non- controlling interests	Total equity
		€ millions
Balance at Jan 1, 2012		1.0	69.4	(18.4)	(234.1)	(182.1)	25.5	(156.6)

Consolidated result for the period		—	—	—	(22.8)	(22.8)	2.4	(20.4)
Other comprehensive income (loss) for the period	(44)	—	—	2.2	(3.6)	(1.4)	0.2	(1.2)

Total comprehensive income (loss) for the period		—	—	2.2	(26.4)	(24.2)	2.6	(21.6)

Dividends paid to non-controlling interests		—	—	—	—	—	(1.1)	(1.1)
Capital contributions	(44)	—	13.2	—	—	13.2	—	13.2
Changes in consolidated group	(35)	—	(1.9)	—	—	(1.9)	—	(1.9)
Other		—	—	—	—	—	(0.8)	(0.8)

Total contributions by and distributions to owners of the parent, recognized directly in equity		—	11.3	—	—	11.3	(1.9)	9.4

Acquisition of non-controlling interest	(35)	—	—	—	—	—	3.8	3.8

Total changes in ownership interests in subsidiaries that do not result in a loss of control		—	—	—	—	—	3.8	3.8

Sale of interest in non-controlling interest	(35)	—	—	—	—	—	(4.2)	(4.2)

Total transactions with owners, recognized directly in equity		—	11.3	—	—	11.3	(2.3)	9.0

Balance at Dec 31, 2012		1.0	80.7	(16.2)	(260.5)	(195.0)	25.8	(169.2)

The accompanying notes are an integral part of the Successor and Predecessor Financial Statements

Mauser Group B.V.

Consolidated Statements of Cash Flows of Mauser Group B.V. (Successor) for the period from April 30, 2014 to December 31, 2014 and Mauser Holding GmbH (Predecessor) for the period from January 1, 2014 to July 31, 2014 and for the years ended December 31, 2013 and 2012

		Successor	Predecessor
	Note	From Apr 30 through Dec 31, 2014	From Jan 1 through Jul 31, 2014	From Jan 1 through Dec 31, 2013	From Jan 1 through Dec 31, 2012
		€ millions		€ millions
Result before taxes		(28.5)	(6.3)	(0.3)	(6.0)
Income taxes paid	(36)	(5.9)	(6.5)	(24.0)	(22.2)
Share of profit (loss) of investments accounted for using the equity method	(35)	0.6	(0.1)	(0.6)	0.7
Financial result	(34)	31.0	41.3	57.5	66.5
Depreciation and amortization	(38)(39)	29.5	33.9	60.8	63.1
Changes in pension obligations and non-current provisions	(47)	0.5	(0.3)	(3.5)	2.8
Gains (losses) on sale of fixed assets and businesses	(29)(30)	(0.2)	(0.0)	(0.9)	(13.7)
Changes in inventories	(41)	0.1	(10.6)	(1.0)	(4.3)
Changes in trade and other receivables	(40)	21.5	(30.4)	(0.6)	(11.4)
Changes in trade and other payables	(46)	(24.8)	16.0	(2.0)	(12.3)
Changes in pension plan assets		(0.1)	(0.7)	(1.1)	(3.3)
Changes in other working capital, other non-cash items		(12.8)	3.4	(0.7)	(2.3)

Net cash generated from operating activities		10.9	39.7	83.7	57.7

Purchase of property, plant and equipment and intangible assets	(38)(39)	(25.8)	(25.4)	(51.9)	(50.1)
Proceeds from sales of property, plant and equipment and intangible assets	(38)(39)	0.5	4.7	6.1	6.1
Acquisitions of interests in subsidiaries	(35)	(373.1)	(5.5)	(10.5)	(16.5)
Investments in joint venture	(35)	—	(3.8)	—	—
Sales of interests in subsidiaries and businesses	(35)	—	28.4	(0.1)	27.7

Net cash used in investing activities		(398.4)	(1.6)	(56.4)	(32.8)

Proceeds from borrowings	(45)	992.1	0.4	21.3	35.0
Repayments of borrowings	(45)	(755.5)	(23.0)	(6.1)	(30.6)
Interest paid	(45)	(25.0)	(28.4)	(51.7)	(54.5)
Interest received	(45)	0.2	1.3	4.1	4.9
Capital contributions from the shareholder	(44)	246.7	0.8	0.5	0.0
Dividends paid to non-controlling interests	(44)	(1.1)	(1.0)	(1.2)	(1.1)

Net cash generated from (used in) financing activities		457.4	(49.9)	(33.1)	(46.3)

Net increase (decrease) in cash and cash equivalents		69.9	(11.8)	(5.9)	(21.4)

Cash and cash equivalents at start of period		0.0	44.3	53.3	74.2

Exchange gains (losses) on cash and cash equivalents	(34)	2.1	1.0	(3.0)	0.6

Cash and cash equivalents at end of period		72.0	33.5	44.3	53.3

The accompanying notes are an integral part of the Successor and Predecessor Financial Statements.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

I. General information

Successor

Mauser Group B.V. (“Mauser Group” or “Parent”) was incorporated under the laws of The Netherlands as a Besloten Vennootschap for an unlimited period and has its registered office in Amsterdam, The Netherlands. Mauser Group was incorporated on April 30, 2014 for the purpose of the acquisition of Mauser Holding GmbH, Brühl, Germany (“Mauser Holding”). Mauser Group’s business address is De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands.

The legal entity Mauser Group has no operations and owns 100% of CD&R Millennium Holdco 4 S.à r.l. (“CD&R HoldCo 4”), which owns 100% of CD&R Millennium Holdco 5 S.à r.l. (“CD&R HoldCo 5”). The registered office of CD&R HoldCo 4 and CD&R HoldCo 5 is in Luxembourg, Luxembourg. CD&R HoldCo 5 owns 100% of Mauser Holding S.à r.l.

Mauser Holding S.à r.l. has its registered office in Luxembourg, Luxembourg. Mauser Holding S.à r.l.’s business address is 5, rue Guillaume Kroll, L-1882 Luxembourg, Luxembourg. Mauser Holding S.à r.l. was incorporated on April 30, 2014 under the laws of Luxembourg as a Société à Responsabilité Limitée for an unlimited period.

Mauser Holding S.à r.l. was used as a vehicle for the acquisition of the former Mauser Holding GmbH by Clayton Dubilier & Rice, LLC, New York, USA (“CD&R”) on July 31, 2014 (the “Acquisition”). Between April 30, 2014 and July 31, 2014, the activities of Mauser Group related only to the preparation for the Acquisition.

The ultimate parent company of Mauser Group is CD&R Millennium HoldCo 1 S.à r.l., Luxembourg, Luxembourg.

When referring to Mauser Group and its subsidiaries and investments in joint ventures collectively, they are referred to herein as the “Successor”.

From July 31, 2014, the intermediate parent is CD&R Millennium HoldCo 2 B.V.

Predecessor

Mauser Holding had its registered office in Brühl, Germany. Its business address was: Schildgesstrasse 71-163, 50321 Brühl, Germany. Until July 31, 2014, the parent company of Mauser Holding was DICPE (Mauser) LP (“DICPE”), Grand Cayman, Cayman Islands. The ultimate parent company of Mauser Holding was Dubai Holding LLC, Dubai, United Arab Emirates. The ultimate majority shareholder of Dubai Holding LLC was Sheikh Mohammed Bin Rashid Al Maktoum.

Mauser Holding was merged into Mauser Corporate GmbH after the Acquisition, with Mauser Corporate GmbH as the surviving entity, and Mauser Holding ceasing to exist.

When referring to Mauser Holding and its subsidiaries and investments in joint ventures collectively, they are referred to herein as the “Predecessor”.

Successor and Predecessor

When referring to the Successor and Predecessor equally, they are referred to herein as “the Companies”.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The purpose of the Companies’ business is the production and sale of packaging and products made of synthetic materials (plastic and intermediate bulk container (“IBC”) packaging), steel (metal packaging) and fiber (fiber packaging) as well as machines for packaging processes (machine technology). Through the National Container Group (“NCG”), the Companies also operate in the field of reconditioning IBCs, plastic containers and steel containers. The Companies have international business activities in the area of industrial packaging through their own subsidiaries and NCG brand, in Europe, North America, South America and Asia.

II. Summary of significant accounting policies

Successor and Predecessor

The principal accounting policies applied in the preparation of these Successor and Predecessor Financial Statements are set out below. These policies have been consistently applied to the Successor and Predecessor Financial Statements for all periods presented, unless otherwise stated.

(1)	BASIS OF PREPARATION

(a)	Blackline presentation

Successor	and Predecessor

The Successor and Predecessor Financial Statements have been prepared for inclusion in the Prospectus of Mauser Group B.V. for purposes of listing its shares on the New York Stock Exchange (“NYSE”). The consolidated Successor and Predecessor financial statements were authorized for issue by the management board on August 7, 2015. As a result of the acquisition of Mauser Holding GmbH by CD&R on July 31, 2014, Mauser Group B.V. carries forward and continues to operate the Mauser Holding GmbH business as of that date. International Financial Reporting Standards (“IFRS”) do not provide specific guidance for the preparation and presentation of historical information related to such transactions. The Successor and Predecessor Financial Statements have been prepared with a “black line presentation,” whereby a vertical black line separates the Mauser Group B.V. (Successor) and the Mauser Holding GmbH (Predecessor). In addition, relevant footnotes have been presented for the Successor and Predecessor with the “black line presentation” to distinctly highlight the periods pre- and post- acquisition and their lack of comparability.

The Successor and Predecessor Financial Statements, as defined below, are collectively presented as required by S-X Articles 3, and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued as by the International Accounting Standards Board (“IASB”) and IFRS interpretations as issued by the IFRS Interpretations Committee (“IFRIC”), together defined as IASB-IFRS. The Successor and Predecessor Financial Statements are defined as follows:

•	The Consolidated Financial Statements of Mauser Group B.V., consisting of a Consolidated Balance Sheet of Mauser Group B.V. and its subsidiaries as of December 31, 2014 and the related Consolidated Statement of Comprehensive Income (Loss), Consolidated Statement of Changes in Equity, and Consolidated Statement of Cash Flows for the period from April 30, 2014 through December 31, 2014 (the “Successor Financial Statements”).

•	The Consolidated Balance Sheet of Mauser Holding GmbH and its subsidiaries as of December 31, 2013, and the related Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for the period from January 1, 2014 through July 31, 2014 and the years ended December 31, 2013 and December 31, 2012, (the “Predecessor Financial Statements”).

It should be noted that the comparability of the Successor periods to the Predecessor periods is affected by the application of purchase accounting and may not be indicative of future results of operations and balance sheet positions.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The Successor and Predecessor Financial Statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of Successor and Predecessor Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the respective accounting policies of Successor and Predecessor. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Successor and Predecessor Financial Statements are disclosed in section IV Critical accounting estimates and judgments.

The Successor and Predecessor Financial Statements have been prepared in Euros, the functional currency of the Companies. The figures are shown in Euros (€), rounded to one decimal point.

(b)	Revision

At July 31, 2014, upon completion of the Acquisition, the fair value of assets acquired included cash and cash equivalents to the amount of €33.6 million. In the Consolidated Statement of Cash Flows for the

Successor period from April 30 through December 31, 2014, these were presented as a reduction to the

Repayments of borrowings. These amounts have been revised and presented as a reduction of Acquisitions of interests in subsidiaries.

(c)	Forthcoming Requirements

Successor	and Predecessor

The following relevant pronouncements by the IASB and IFRIC have been issued and are not yet effective for periods starting on January 1, 2014 but will be effective for later periods. They were not applied either within the Successor or the Predecessor Financial Statements presented.

Standard	Key requirement	Effective Date
IFRS 9—Financial Instruments	IFRS 9 (revised) incorporates the rules for classifying and measuring financial liabilities. One significant change applies to the recognition of changes in the fair values of financial liabilities (designated as measured at fair value through profit or loss) attributable to changes in the entity’s own credit risk.	Jan 1, 2018

IFRS 15—Revenue from contracts with customers	This is the converged standard on revenue recognition. It replaces IAS 11 - Construction contracts, and IAS 18 - Revenue and related interpretations. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.	Jan 1, 2017

Amendments to IFRS 10 and IAS 28	Clarification according to an inconsistency between IFRS 10 and IAS 28 in the sale or contribution of assets between an investor and its associate or joint venture.	Jan 1, 2016

Amendments to IFRS 11—Joint Arrangements	New guidance on how to account for the acquisition of an interest in a joint venture operation that constitutes a business.	Jan 1, 2016

Amendment to IAS 16 and IAS 38	Clarification of acceptable methods of depreciation and amortization	Jan 1, 2016

Amendment to IAS 16 and IAS 41	These amendments change the reporting for bearer plants.	Jan 1, 2016

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Standard	Key requirement	Effective Date

Amendment to IAS 19 - Employee benefits

Defined Benefit Plans: Employee Contributions

The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.

Jul 1, 2014

Amendment to IAS 27(2011)—Separate Financial Statements	The amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.	Jan 1, 2016

Annual improvements 2012

These annual improvements amend standards from the 2010—2012 reporting cycle. It includes changes to:

IFRS 2, ‘Share based payments’, and clarifies the definition of a ‘vesting condition’ and separately defines ‘performance condition’ and ‘service condition’.

IFRS 3, ‘Business combinations’, and clarifies that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32, ‘Financial instruments: Presentation’. It also clarifies that all non-equity contingent consideration is measured at fair value at each reporting date, with changes in value recognized in profit and loss.

IFRS 8, ‘Operating segments’ which is amended to require disclosure of the judgements made by management in aggregating operating segments. It is also amended to require a reconciliation of segment assets to the entity’s assets when segment assets are reported.

Jul 1, 2014

IFRS 13, ‘Fair value’ which amended the basis of conclusions to clarify that it did not intend to remove the ability to measure short term receivables and payables at invoice amounts where the effect of discounting is immaterial.

IAS 16, ‘Property, plant and equipment’ and IAS 38,’Intangible assets’ are amended to clarify how the gross carrying amount and the accumulated depreciation are treated where an entity uses the revaluation model.

IAS 24, ‘Related party disclosures’ is amended to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (the ‘management entity’). Disclosure of the amounts charged to the reporting entity is required.

Annual improvements 2013

These annual improvements amend standards from the 2011— 2013 reporting cycle. It includes changes to:

IFRS 3, ‘Business combinations’ is amended to clarify that IFRS 3 does not apply to the accounting for the formation of any joint venture under IFRS 11.

IFRS 13, ‘Fair value measurement’ is amended to clarify that the portfolio exception in IFRS 13 applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9.

Jul 1, 2014

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Standard	Key requirement	Effective Date

Annual Improvements 2014

These annual improvements amend standards from the 2012 to 2014 reporting cycle including changes to:

IFRS 5, Non-current assets held for sale and discontinued operations: Clarification regarding when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’, or vice versa.

Jan 1, 2016

IFRS 7, Financial instruments: Disclosures

IAS 19, Employee benefits:

The amendment clarifies that, when determining the discount rate for post- employment benefit obligations, it is the currency that the liabilities are denominated in that is important, not the country where they arise.

IAS 34, Interim financial reporting:

The amendment clarifies what is meant by the reference in the standard to information disclosed elsewhere in the interim financial report.

Amendment to IAS 1	The International Accounting Standards Board (IASB) has published ‘Disclosure Initiative (Amendments to IAS 1)’. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.	Jan 1, 2016

(2)	CONSOLIDATION

Successor and Predecessor

(a) Subsidiaries

Subsidiaries are all entities over which the Companies have control. The Companies control an entity when they are exposed to, or have rights to, variable returns from their involvement with the entity and have the ability to affect those returns through their power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Companies. They are deconsolidated from the date that control ceases.

The Companies apply the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Companies. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Companies recognize any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Any contingent consideration to be transferred by the Companies are recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Acquisition-related costs are expensed as incurred.

Inter-company transactions, balances and unrealized gains on transactions between subsidiaries of the Companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the group’s accounting policies.

i.	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e. transactions with the owners in their capacity as owners). The difference between fair value of any consideration paid and the relevant carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

ii.	Disposal of subsidiaries

When the Companies cease to have control of a subsidiary, any retained interest in the subsidiary is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as a joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Companies have directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(b) Joint ventures

A joint venture is an arrangement whereby the parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Joint ventures other than joint operations are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at acquisition cost and adjusted thereafter to recognize the Companies’ share of the post-acquisition profits or losses and movements in other comprehensive income. When the Companies’ share of losses in a joint venture equals or exceeds their interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Companies’ net investment in the joint ventures), the Companies do not recognize further losses, unless they have incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Companies and their joint ventures are eliminated to the extent of the Companies’ interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Companies.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

IFRS 11 has been applied retrospectively for the Predecessor Financial Statements for the year ended December 31, 2012, and subsequent Predecessor periods. As a result, during the period January 1, 2014 through July 31, 2014 and the years ended December 31, 2013 and 2012, the method of consolidation of Mauser Reyde Iberica S.L. has been changed from proportionate consolidation to the equity method.

(3)	SEGMENT REPORTING

Successor and Predecessor

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee of the Successor and the Predecessor, respectively. Refer to note (25) for further information.

(4)	FOREIGN CURRENCY TRANSLATION

Successor and Predecessor

(a) Functional and presentation currency

Items included in the financial statements of the Companies including their subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The Successor and Predecessor Financial Statements are presented in Euros (€), which is the functional and presentation currency for the Companies.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income (loss), except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Foreign exchange gains and losses are presented in the statements of comprehensive income (loss) within ‘Finance income’ or ‘Finance costs’.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in the consolidated statements of comprehensive income (loss), and other changes in carrying amount are recorded within other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the statements of comprehensive income (loss) as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value, such as equities classified as available for sale, are included in other comprehensive income.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(c) Subsidiaries

The results and financial position of all the Companies’ subsidiaries that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

a)	assets and liabilities for each consolidated balance sheet presented are translated using the closing rate at the respective balance sheet date;

b)	income and expenses for each consolidated statement of comprehensive income (loss) are translated using the average exchange rates for the respective period; and

c)	all resulting exchange differences are recognized in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated using the closing rate on the balance sheet date. Exchange differences are recognized in other comprehensive income. None of the Companies’ subsidiaries are located in a hyper-inflationary environment.

(5)	PROPERTY, PLANT AND EQUIPMENT

Successor and Predecessor

Property, plant and equipment is measured at historical acquisition or production cost, less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. The cost of internally created assets includes all costs that can be directly attributed to the development of buildings, machinery, and equipment used in the manufacturing process.

Land is not depreciated. Property, plant and equipment is depreciated over its useful life using the straight-line method. The useful lives are reviewed regularly and adjusted where necessary to reflect the expected development.

Depreciation is based on the following useful lives for all respective Successor and Predecessor periods:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2012 through Jul 31, 2014
	in years	in years
Buildings	25-50	25-50
Heavy machinery	30-50	10-20
Plant and machinery	5-25	6-20
Other equipment, furniture and fixtures	5-25	3-25

Excluded from the Successor and Predecessor useful lives above are replacements that extend the useful life of an asset, which have a useful life of 10 years.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Expenditures incurred for overhauling costs (consisting of inspection, replacement of mechanical parts and major maintenance) on an asset are expenses incurred principally to maintain the asset’s potential to deliver the future economic benefits that were expected when the asset was originally acquired. They are recognized in the period in which they are incurred. However, certain expenditures are capitalized and recognized as a component of the asset if the expenditures will lead to further economic benefit from the use of the existing asset due to the overhaul. Expenditures are capitalized, if:

•	the Companies have identified the amount incurred for major inspections or repairs as a separate component of the asset;

•	it is probable that the Companies will receive future economic benefits associated with the item (additional future economic benefits would normally arise where subsequent costs result in either an increase in production capacity or an extension in the expected useful life); and

•	the expenditures for major maintenance work can be measured reliably.

The costs capitalized are associated with upgrades to control systems, replacement of hydraulic systems for blow molder machines, and overhauls to work stations for metal drum lines.

Successor

In connection with the Acquisition, detailed analyses of the Predecessor’s fixed assets were carried out. As a result of these analyses, it was determined that certain plant and machinery equipment were subject to continuous maintenance, allowing for very long useful lives. In certain cases, the useful lives were beyond the useful lives assigned by the Predecessor for purposes of depreciation. Therefore, the Successor increased the useful lives for certain plant and machinery prospectively to reflect their expected development.

(6)	GOODWILL AND INTANGIBLE ASSETS

Successor and Predecessor

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the consolidated statements of comprehensive income (loss).

For purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generation units (“CGU”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Intangible assets are customer relationships, patented and unpatented technologies, brand names, patents, software, licenses and similar rights. These assets with finite useful lives are carried at cost less accumulated

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

amortization. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their useful lives. The useful life is regularly reviewed and adjusted where necessary to the expected development.

Goodwill from business combinations and the “MAUSER” and “NCG” brand names are capitalized, but not amortized, as they have indefinite useful lives. The brand name “MAUSER” (including related symbols, slogans, pictures, internet domain names, and sub-trademarks) is the umbrella brand for the Companies’ industrial packaging solutions. The brand name “NCG” (National Container Group) represents the Companies’ global reconditioning service capabilities for Intermediate Bulk Containers (IBCs). The capitalization of these brand names was reaffirmed by the Purchase Price Acquisition valuation performed as a result of the Acquisition. An indefinite useful life for both brand names applies as there are no indications for a definite life such as a planned rebranding, extinguishment of the brand name or retirement.

Amortization is based on the following useful lives for all respective Successor and Predecessor periods:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2012 through Jul 31, 2014
	in years	in years
Customer relationships	20-30	15
Technology and other rights	16-21	6-20
Software	3-8	3-8
Trademarks and licenses	1-5	1-5

Successor

In connection with the Acquisition, detailed analyses of the Predecessor’s intangible assets were carried out. As a result of these analyses, it was determined that certain customer relationships, as well as technology and other rights had longer useful lives than those assigned by the Predecessor. Therefore, the Successor increased the useful lives for customer relationships from 15 years to 20 to 30 years to reflect the expected benefits of its relationships with certain long term and recurring customers, some of which are over 100 years old. Additionally, the useful lives of technology and other rights were increased to reflect their expected future benefits.

(7)	IMPAIRMENT OF NON-FINANCIAL ASSETS

Successor and Predecessor

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date. As of the reporting date, the Company’s cash-generating units for purposes of assessing goodwill and indefinite life intangible assets for impairments are the following reportable and operating segments: Europe, North America, South America, Asia and Reconditioning. The finite life intangible assets (for example, customer relationships) are tested for impairment at the local plant level when a triggering event exists. The local plant level is the cash-generating unit for purposes of assessing property, plant and equipment for impairment, only when a triggering event exists.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(8)	CURRENT ASSETS HELD FOR SALE

Successor and Predecessor

Current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

(9)	FINANCIAL INSTRUMENTS

Successor and Predecessor

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Companies classify their financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

i.	Derivatives

The Companies hold derivative financial instruments to hedge their foreign currency risk exposure. Derivatives are initially recognized at fair value and any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized through profit and loss.

The fair values of various derivative instruments are disclosed in note (55). Movements on the hedging reserve in other comprehensive income are shown in the consolidated statements of comprehensive income (loss). The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedged against variable rate borrowings are recognized in the consolidated statements of comprehensive income (loss) within ‘Finance income’ and ‘Finance cost’.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated statements of comprehensive income (loss).

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

ii.	Other Financial assets and liabilities at fair value through profit or loss

Changes in the fair value of other financial assets held for trading are recorded through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of them within 12 months of the reporting date.

(d) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which the Companies commit to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of comprehensive income (loss). Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Companies have transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit and loss in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statements of comprehensive income (loss) as part of other income when the Companies’ right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included through profit and loss.

Interest on available-for-sale securities calculated using the effective interest method is recognized in financial income. Dividends on available-for-sale equity instruments are recognized in the profit and loss when the Companies’ right to receive payments is established.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(e) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

(f) Impairment of financial assets

i.	Assets carried at amortized cost

The Companies assess at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statements of comprehensive income (loss). If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Companies may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statements of comprehensive income (loss).

ii.	Assets classified as available for sale

The Companies assess at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

(10)	INVENTORIES

Successor and Predecessor

The costs of inventories (raw materials, consumables and supplies, and merchandise) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of work in progress and finished goods comprise the cost of raw materials, consumables and supplies (direct materials costs), direct personnel expenses (direct production costs), other direct costs and overheads attributable to production (based on normal operating capacity).

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The Companies regularly review inventory quantities on hand and record adjustments to reduce the cost of inventory for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

(11)	TRADE AND OTHER RECEIVABLES

Successor and Predecessor

Accounts receivable are amounts due from customers and are recorded at fair value and subsequently measured at amortized cost. If it is probable that a receivable is not recoverable, a bad debt reserve on an individual basis is recognized. Receivables that are no longer determined to be recoverable are written off. In addition the Companies maintain allowances for doubtful accounts to reduce the Companies’ receivables to the present value of their estimated future cash flows. Whether a default risk is accounted for either by an allowance or directly by de-recognition of the receivable depends on the estimated likelihood of default and how reliably the default risk can be estimated.

(12)	CASH AND CASH EQUIVALENTS

Successor and Predecessor

Cash and cash equivalents include cash on hand and bank deposits with maturities of three months or less from the date of acquisition.

(13)	BORROWINGS

Successor and Predecessor

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive income (loss) over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

(14)	CURRENT AND DEFERRED INCOME TAX

Successor and Predecessor

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Companies and their subsidiaries operate and generate taxable income. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Deferred income taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Companies and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(15)	PENSION OBLIGATIONS

Successor and Predecessor

The Companies’ pension schemes consist primarily of defined benefit plans; there are also defined contribution plans.

A defined contribution plan is a pension plan under which the Companies pay fixed contributions into a separate entity. The Companies have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Typical defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The current service cost of the defined benefit plan, recognized in the consolidated statements of comprehensive income (loss), except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements.

Past-service costs are recognized immediately in the consolidated statements of comprehensive income (loss).

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated statements of comprehensive income (loss).

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Deviations from the actual return of plan assets and expected return of plan assets are recognized accordingly.

For defined contribution plans, the Companies pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Companies have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(16)	OTHER EMPLOYEE BENEFITS

Successor and Predecessor

Termination benefits are expensed at the earlier of when the Companies can no longer withdraw the offer of those benefits and when the Companies recognize costs of a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted. Termination benefits are presented in the function where the respective employee have been active.

The Companies’ recognize a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Companies’ shareholders after certain adjustments. The Companies’ recognize a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(17)	PROVISIONS

Successor and Predecessor

Provisions for environmental restoration, restructuring costs and legal claims are recognized when:

•	the Companies have a present legal or constructive obligation as a result of past events;

•	it is probable that an outflow of resources will be required to settle the obligation; and

•	the amount has been reliably estimated.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses. Restructuring costs are recorded within other operating expenses.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(18)	SHARE-BASED PAYMENT PROGRAM

Successor and Predecessor

Share-based payment transactions are recognized in accordance with IFRS 2 – Share-based payment (note (54)). Share-based payment transactions are either recorded within equity (equity-settled share-based payment plans) or as a liability (cash-settled share-based payment plans). The fair value of the employee services received in exchange for a share-based payment transaction is recognized as an expense over the vesting period. If the length of the vesting period depends on the occurrence of a performance condition, the expected vesting period is estimated based on the most likely outcome of the performance condition. If the performance condition is a non-market condition, the estimate of the length of the vesting period is revised, if necessary, if subsequent information indicates that the vesting period differs from previous estimates.

The total amount expensed for equity-settled share-based payment transactions is determined by reference to the grant date fair value of the underlying equity-instruments (including any market performance conditions as well as the impact of any non-vesting conditions but excluding the impact of any service and non-market performance vesting conditions) and the number of equity-instruments expected to vest. The number of equity-instruments expected to vest is revised at each reporting period and at the date of vesting. For cash-settled share-based payment transactions the fair value of the liability is re-measured at the end of each reporting period and at the date of settlement.

The scope of IFRS 2 also includes share-based payment transactions that are settled by another group entity or a shareholder of any group entity on behalf of the entity receiving the employee services. The entity receiving the employee services measures the services received as an equity-settled share-based payment transaction, when the award granted are its own equity instruments or the entity has no obligation to settle the share-based payment transactions. In all other circumstances, the entity receiving the employee services measures the services received as a cash-settled share-based payment transaction.

Successor

Subsequent to the Transaction, the Successor offered a new share based payment program (“MPP”) to selected members of management. The participating managers invested through a management participation vehicle in form of a German limited partnership and acquired their interests in CD&R Millennium HoldCo 1 S.à r.l. from a limited partnership controlled by CD&R. The MPP is accounted for as an equity-settled share-based payment program.

Predecessor

The Predecessor operated two share-based payments programs. In 2007, selected managers were offered the opportunity to buy shares in Mauser Holding GmbH (“MEP I”). The MEP I was an equity-settled share-based payment program.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

In 2010, participation in another program was offered to selected managers (“MEP II”). In case the selected managers were still employed at the time an exit event occurred, MEP II entitled the beneficiaries to participate in a potential net realizable value of the shares of Mauser Holding GmbH, after certain liabilities had been settled. Depending on the type of exit event to occur (Sale or Initial Public Offering (“IPO”)), the participants were entitled to either receive a cash payment (whereby the Predecessor had the obligation to settle this share-based payment program) or shares in Mauser Holding GmbH. The Predecessor accounted for the MEP II as an equity-settled and/or cash-settled share-based payment based on the expected exit event assumptions.

The Predecessor’s share-based payments programs MEP I and MEP II vested immediately due to the change in ownerships resulting from the Transaction in line with the plans on July 31, 2014.

(19)	TRADE AND OTHER PAYABLES

Successor and Predecessor

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(20)	REVENUE RECOGNITION

Successor and Predecessor

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, customer bonuses, rebates, returns and value added taxes. The Companies recognize revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Companies’ activities, as described below.

(a) Sales of goods

The Companies sell packaging and products made of synthetic materials (plastic and IBC packaging, steel (metal packaging) and fiber (fiber packaging) as well as machines for packaging processes (machine technology).

Revenue is recognized when significant risk or ownership of the goods is transferred to the customer either ex works or destination, when the Companies retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the consideration has been agreed or can be determined reliably, it is probable that the economic benefits associated with the transaction will flow to the Companies and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(b) Sales of services

Revenues from services are recognized upon rendering certain transportation and other services, such as cleaning services for containers. For sales of services, revenue is recognized in the accounting period in which the services are rendered, by reference to stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total services to be provided.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(21)	LEASES

Successor and Predecessor

At the inception of an arrangement, the Companies determine whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that is or contains a lease, the Companies separate payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Companies conclude for a finance lease that it is impracticable to separate the payments, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and imputed interest on the liability is recognized using the Companies’ incremental borrowing rate.

Leases held by the Companies that transfer substantially all of the risks and rewards of ownership to the Companies, are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Operating leases are not recognized in the consolidated balance sheets. Payments made under operating leases are recognized in the consolidated statements of comprehensive income (loss) on a straight-line basis over the term of the lease.

III. Financial risk management

(22)	FINANCIAL RISK FACTORS

Successor and Predecessor

The Companies are exposed to a variety of financial risks, including market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The overall risk management program of the Companies is centrally managed and monitored by the Companies’ Group Treasury department. The Group Treasury department focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Companies. The Companies use certain derivative financial instruments to hedge certain risk exposures.

(a) Market Risk

i.	Currency risk

Successor and Predecessor

For international business relations, any change in the exchange rates of the Euro against other currencies results in specific exchange rate risks. Due to the importance of optimizing transportation costs, the Companies normally manufacture in close proximity of their customers and therefore in the same currency area. As a result, income and expenses are mostly transacted in the same currency, so that the day-to-day business is exposed to exchange rate risks only by way of exception. Fundamentally, the Companies strive to minimize these exchange rate risks by invoicing in the respective local currency. Any existing or potential risks (e.g. resulting from supply chain projects) are monitored and hedged where necessary.

The significant investments in the United States are matched by corresponding U.S. Dollar (“USD”)-denominated financing, which reduces the effects of changes in the EUR/USD exchange rate on the enterprise value.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

As of December 31, 2014 the Successor used a Canadian Dollar (“CAD”) currency forward to hedge the exchange rate risk attributable to the inter-company loan to Mauser Canada of €4.0 million.

Predecessor

As of December 31, 2013 the Predecessor used a CAD currency forward to hedge the exchange rate risk attributable to the intercompany loan to Mauser Canada of €4.5 million.

ii.	Interest rate risk

Successor and Predecessor

The Companies are financed primarily by variable-rate bank loans dominated in Euros and USD. The Companies are exposed to interest rate risks, especially from its external financing activities. Only financial instruments in line with normal market practice are generally to be used to hedge these market risks.

Successor

Due to the current market situation, the Successor did not have interest rate swaps in place as of December 31, 2014. The interest conditions of the new debt financing contain a 1% floor on both the Euribor and the USD-Libor. As both the 1-month-Euribor and the 1-month-USD-Libor were below 1% throughout 2014, the interest costs of the Companies under the new financing were predictable. The risk of rising interest costs will materialize only if either (or both) market rates rise above 1%.

Predecessor

Future cash flow risks incurred as a result of rising interest rates were hedged through corresponding interest rate swaps in EUR and USD. This hedging is reflected in the financial statements by accounting for the transactions as part of hedge accounting. The interest rate swaps entered into in 2007 expired in June 2012. New interest rate swaps entered into as cash flow hedges for the period from July 2012 through June 2013 (for USD interest rate swaps) and June 2014 (for EUR interest rate swaps), which are considered effective, were signed as forward swaps in 2011. As of December 31, 2013, the effective hedges had a negative fair value of €3.2 million. Changes in the fair value of effective hedges are reported under other comprehensive income in equity. As of December 31, 2013, negative fair values of derivatives considered to be highly effective were recognized under other comprehensive income in equity in the amount of €7.7 million. During the year ended December 31, 2013, €7.7 million were reclassified from other comprehensive income to profit or loss in the consolidated statements of comprehensive income (loss).

The calculated fair values are reported under non-current or current liabilities in the consolidated balance sheets.

Due to the current market situation and the existing exit plans, the terms of the USD derivatives that expired in June 2013 were not novated, meaning that only the EUR interest hedges expiring in June 2014 continue to currently exist.

Refer to note (55) for the carrying amounts and fair values of all financial instruments.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following table presents the nominal values and fair values of all derivative financial instruments:

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	Contractual value	Fair value	Contractual value	Fair value
	€ millions		€ millions
Derivative financial instruments
Interest-swaps (with hedge accounting)	—	—	300.0	(3.2)
CAD hedging	2.8	(0.1)	2.8	0.1

Successor

If the Euribor and USD-Libor interest rates had been 100 basis points higher during the period from April 30, 2014 through December 31, 2014, and if all other variables and assumptions had remained constant, equity would be €3.2 million lower as of December 31, 2014.

The maximum interest rate risk cannot be determined due to the lack of meaningful models.

Predecessor

If the Euribor and USD-Libor interest rates had been 100 basis points higher during the year ended December 31, 2013, and if all other variables and assumptions had remained constant, equity would be €2.8 million lower as of December 31, 2013.

The maximum interest rate risk cannot be determined due to the lack of meaningful models.

iii.	Price risk

Successor and Predecessor

The Companies are exposed to risks arising from market price fluctuations when purchasing steel and polyethylene. It is market practice to pass changes in commodity prices on to customers, either in the form of indexed contractual clauses or general price changes for non-index-linked agreements. Price changes for metals and fibers can be passed on immediately and without any time delay due to the nature of contracts in these sub-sectors, whereas index-linked plastics and IBC arrangements usually result in market price fluctuations being passed to customers with a short lag. In order to manage the delays arising when commodities prices are adjusted, upon negotiating of sales contracts, the Companies strive to shorten the price adjustment period and align the procurement and sales conditions. The maximum price change risk cannot be determined meaningfully due to the multitude of variables to be considered.

(b) Credit risk

Successor and Predecessor

Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. The customer credit limits are set on the basis of trade credit insurance, credit information and payment history. Individual risks are hedged with hedging instruments such as letters of credit or other documents guaranteeing payment. In addition, credit insurance has been chosen to cover trade receivables in Germany and The Netherlands in particular. The maximum default risk is equivalent to the net receivables reported in the balance sheets.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following table presents the time periods by which the receivables, for which no allowances have been recognized, were overdue:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Up to 3 months	8.8	11.7
3 to 6 months	0.7	0.8
over 6 months	0.1	—

	9.6	12.5

The following table presents overdue receivables balances, net of allowances, as of balance sheet date. The due dates were exceeded as follows:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Up to 3 months	—	0.1
3 to 6 months	0.1	—
over 6 months	0.4	0.2

	0.5	0.3

The following table presents the changes in allowances on receivables during the respective reporting periods:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Opening balance (Apr 30 for the Successor and Jan 1 for the Predecessor)	—	1.8
Additions	2.2	0.4
Write-offs	(0.1)	(0.1)
Reversals	—	(0.4)
Currency translation	—	(0.1)

Closing balance (Dec 31 for Successor and Predecessor)	2.1	1.6

The following table presents the rating of the financial institutions at which significant liquid assets of the Companies were invested in as of each reporting date based on Moody’s rating:

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	Rating (Moody’s)		Rating (Moody’s)
		€ millions		€ millions
Fortis (BNP Paribas)	A1	21.0	A2	9.8
HSBC Bank plc	Aa3	12.0	Aa3	7.2
Citigroup Inc	Baa2	3.6	Baa2	2.7
Akbank TAS	Baa3	1.6	Baa3	2.1
JP Morgan	Aa3	7.8	Aa3	3.9

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

The maximum credit risk exposure as of December 31, 2014 corresponds to the default risk relating to all trade receivables of €148.7 million.

Predecessor

The maximum credit risk exposure as of December 31, 2013 corresponds to the default risk relating to all trade receivables of €124.9 million.

(c) Liquidity risk

Successor

Since the change of ownership on July 31, 2014, the liquidity reserve, which includes cash and cash equivalents as well as not utilized credit lines, has been significantly increased through the Senior Credit Facilities, as described in note (45).

The liquidity of the Successor is backed by the cash at banks as well as by existing financing commitments. As of December 31, 2014, the Senior Credit Facilities included a First Lien Revolving Credit Facility with an available capacity of €124.3 million and the First Lien Capex Credit Facility with available capacity in the amount of €50.0 million (note (45)).

The following table presents an overview of the future maturities of the financial liabilities and derivative financial instruments as of December 31, 2014:

	Successor
	< 1 year	< 1-5 years	> 5 years
		€ millions
Loans	39.9	17.0	983.4
Trade payables and other	174.1	5.5	—
Derivative financial instruments	0.1	—	—
Finance lease liabilities	1.4	3.0	4.4
Expected interest payments	60.3	240.9	122.7
Goods and services received but not invoiced	24.7	—	—

The following tables present an overview of how foreign exchange contracts used as fair value hedges as of December 31, 2014 will be settled:

	Successor
	< 1 year	< 1-5 years	> 5 years
		€ millions
Exchange contracts
Outflow	2.8	—	—
Inflow	2.8	—	—

As of December 31, 2014, the maximum liquidity risk is equal to the amount of all loans and credits that could be called as the result of a breach of the agreed financial covenants, amounting to €1,049.1 million.

The Senior Credit Facilities contain a financial covenant, which requires the Consolidated First Lien Leverage Ratio to remain below 6.75 as long as more than €45.0 million of the First Lien Revolving Credit

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Facility is outstanding at the end of each quarter. As of December 31, 2014, €25.0 million were drawn, therefore the Successor did not have to calculate the covenant. Additionally, the leverage calculation shows headroom of more than 78% compared to the threshold of 6.75. As of December 31, 2014, the Successor was in compliance with all covenants.

As of December 31, 2014, the liquidity reserve amounted to €246.3 million. Although the term loans of the First Lien Credit Facility is to be repaid contractually at 1% annually and the anticipated growth of the Successor is expected to lead to higher working capital requirements, liquidity is expected to remain adequate in 2015.

As of December 31, 2014, the Successor had €148.7 million in receivables from customers, which can partly be turned into cash by way of factoring. Under the Senior Credit Facilities there are no restrictions in relation to factoring. Because of the strong liquidity position, this form of financing has to date not been used on a permanent basis, but provides flexibility with regards to liquidity measures going forward.

As of December 31, 2014, draw-downs on credit lines totaled €1,062.9 million in cash and €0.7 million in the form of collateral and bank guarantees.

The relevant debt ratio for the Successor financing is the ratio of net First Lien Credit Facility financial liabilities to adjusted operating EBITDA in the new debt financing.

The sound liquidity position, the stable course of business, the repayment structure of the loans and the factoring potential of the Successor’s receivables indicate that the probability of liquidity and financing shortages during 2015 are considered to be highly unlikely.

Predecessor

As of December 31, 2013, the maximum liquidity risk corresponded to the amount of all loans and credits that could be called due at the same time, which totaled €966.2 million.

As of December 31, 2013, the Predecessor’s financing commitments included a Revolving Credit Facility which has available capacity of €8.3 million and a Term Loan Acquisition Facility which has available capacity of €0.0 million.

The following table presents an overview of the future maturities of the financial liabilities and derivative financial instruments as of December 31, 2013.

	Predecessor
	< 1 year	< 1-5 years	> 5 years
		€ millions
Loans	47.0	911.0	—
Trade payables and other	148.1	14.7	—
Derivative financial instruments	3.1	—	—
Finance lease liabilities	1.1	1.3	5.8
Goods and services received but not invoiced	27.4	—	—

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The foreign exchange contracts used as fair value hedges will be settled as follows:

	Predecessor
	< 1 year	< 1-5 years	> 5 years
		€ millions
Exchange contracts
Outflow	2.7	—	—
Inflow	2.8	—	—

As of December 31, 2013, the liquidity reserve amounted to €53.2 million.

As of December 31, 2013, the Predecessor had €124.8 million in receivables from customers, which can be turned into cash by way of factoring in the amount of up to €50.0 million, which is the maximum limit allowed by the SFA. Because of the strong liquidity position, this form of financing not been used on a permanent basis, but provides flexibility with regards to liquidity measures going forward.

As of December 31, 2013, draw-downs on credit lines totaled €748.0 million in cash and €0.6 million in the form of collateral and bank guarantees.

(23)	CAPITAL MANAGEMENT

Successor

The Successor Financial Statements have been prepared on the basis that the Successor will continue as a going concern.

The Successor reported a net loss of €33.1 million for the period April 30, 2014 through December 31, 2014, and total equity of €249.1 million as of December 31, 2014.

The Successor is funded primarily on the basis of its equity and borrowings under variable-rate bank loans in the total amount of €1,018.3 million with maturity dates between July 31, 2019 and 2022 held by several subsidiaries. The Successor Debt Financing Arrangement and the resulting liquidity position are considered by the Board of Managers as appropriate to provide the necessary liquidity necessary for the planned future growth.

Under the Successor Debt Financing Arrangement (note (45)), the Successor has to fulfill one financial covenant, which requires the First Lien Leverage to remain below 6.75 when more than €45.0 million of the Revolving Credit Facility is outstanding at the end of each quarter. As of December 31, 2014, €25.0 million was outstanding, therefore the Successor did not have to calculate the covenant. If the covenant calculation was required, the leverage calculation would show headroom of more than 78% compared to the threshold of 6.75.

As of December 31, 2014, the Successor was in compliance with all debt covenants.

Predecessor

In connection with the change in ownership as of July 31, 2014, the Predecessor’s bank financing was replaced by a new financing agreement held by the Successor. The new financing agreement includes several liens in EUR and USD.

The Predecessor reported a net loss of €15.7 million for the year ended December 31, 2013 and negative equity of €204.1 million. In April 2012, the shareholders supported the Predecessor by accepting a subordination of their shareholder loans in comparison with other company liabilities.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The Predecessor was funded primarily on the basis of shareholder loans and current liabilities to subsidiaries. The shareholder loans have maturity dates beginning in June 2017. The lender of the shareholder loans had a contractual termination option during the last five years before maturity. To protect the Predecessor, DIC and DICPE have excluded the contractual termination option of these loans for a period of two years, beginning on April 24, 2012, in a supplementary agreement. This agreement was extended for further two years on February 19, 2014. The third shareholder loan may first be terminated in June 2015. The two most recent shareholder loans have maturity dates through June 2017.

In addition, dividend payments from subsidiaries can be used to strengthen Mauser Holding’s equity. Predecessor’s subsidiaries located in the U.S. hold $153.7 million (€111.5 million) in distributable reserves as of December 31, 2013.

The Predecessor Financial Statements were prepared under the going concern assumption. Management does not believe that the Predecessor is over indebted as defined by insolvency law, as the continuation of the Predecessor as a going concern is regarded as more likely than not.

Under the Predecessor senior multi-currency term and revolving facilities agreement (SFA) (note (45)), the Predecessor has to fulfill one financial covenant, which requires the Leverage to remain below defined values for each quarter. In the “amend and extend” refinancing of the SFA in June 2013 the covenant thresholds were reset based on an updated medium-term plan, resulting in a headroom amounting to approximately 15.0% related to the underlying parameters.

As of December 31, 2013, the Predecessor was in compliance with all debt covenants.

(24)	FAIR VALUE MEASUREMENT

Successor and Predecessor

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

The following tables present the Successor’s financial assets and liabilities measured at fair value:

	Successor
	As of Dec 31, 2014
	Level 1	Level 2	Level 3	Total
		€ millions
Financial assets
Non-current financial assets*	—	0.9	—	0.9
Current financial assets	—	1.3	—	1.3
Cash and cash equivalents	—	72.0	—	72.0
Trade and other receivables	—	148.7	—	148.7

Total	—	222.9	—	222.9

Financial liabilities
Trade and other payables	—	113.9	—	113.9
Loan liabilities	—	1,072.8	—	1,072.8
Liabilities from finance lease	—	8.8	—	8.8
Non-controlling interest in partnerships	—	1.7	—	1.7
Put-options on non-controlling interests	—	—	7.4	7.4
Derivative financial liabilities
Derivatives without hedging	—	0.1	—	0.1

Total	—	1,197.3	7.4	1,204.7

*	Non-current financial assets consist of interests in subsidiaries

As it relates to the level 3 financial liabilities, reasonable fluctuations to the unobservable inputs would not be expected to result in material changes to the Successor’s profit or loss.

For the period from April 30, 2014 through December 31, 2014, there were no transfers of assets and liabilities between levels 1 and 2, and none were reclassified to or from level 3.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

The following tables present the Predecessor’s financial assets and liabilities that are measured at fair value:

	Predecessor
	As of Dec 31, 2013
	Level 1	Level 2	Level 3	Total
	€ millions
Financial assets
Non-current financial assets*	—	0.9	—	0.9
Current financial assets	—	1.0	—	1.0
Cash and cash equivalents	—	44.3	—	44.3
Trade and other receivables	—	124.9	—	124.9

Total	—	171.1	—	171.1

Financial liabilities
Trade and other payables	—	87.3	—	87.3
Loan liabilities	—	945.8	—	945.8
Liabilities from finance lease	—	8.2	—	8.2
Interest liabilities	—	7.5	—	7.5
Non-controlling interest in partnerships	—	1.1	—	1.1
Put-options on non-controlling interests	—	—	7.1	7.1
Derivative financial liabilities
Derivatives with hedging	—	3.1	—	3.1

Total	—	1,053.0	7.1	1,060.1

*	Non-current financial assets consist of interests in subsidiaries

As it relates to the level 3 financial liabilities, reasonable fluctuations to the unobservable inputs would not be expected to result in material changes to the Predecessor’s profit or loss.

For the period January 1, 2014 through July 31, 2014, and for the years ended December 31, 2013 and 2012, there were no transfers of assets and liabilities between levels 1 and 2, and none were reclassified to or from level 3.

Successor and Predecessor

The allocation of the fair values to the three levels in the fair level hierarchy is based on the availability of observable market prices. Fair values in Level 1 contain financial instruments for which a price is available in an active market. In Level 2 fair values are measured on the basis of observable market inputs using market-based valuation techniques. In particular, the inputs used include exchange rates, yield curves and commodity prices that are observable in the relevant markets and obtained through pricing services. Level 3 fair values comprise long-term put-options on non-controlling interests as equity instruments. Equity instruments are measured using the relevant business plans and entity-specific discount rates.

(a) Level 1 financial instruments

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1.

(b) Level 2 financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

For further details relating to level 2 financial instruments, please refer to note (45), (46) and (40).

(c) Level 3 financial instruments

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. For further details relating to the level 3 financial instruments, refer to note (49).

IV. Critical accounting estimates and judgments

Successor and Predecessor

The preparation of the Successor and Predecessor Financial Statements in conformity with IFRS requires management to make assumptions, judgments and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Accounting judgments and estimates

Management considers the following three areas the most significant accounting judgments:

•	Indefinite useful lives of the certain brands

Determining the useful lives of intangible assets requires management judgment. The brand intangibles ‘Mauser’ and ‘NCG’ (included in trademarks and licenses) with a book value of €52.4 million at December 31, 2014 are expected to have indefinite lives based on their history and the Successor’s plans to continue to support and build the acquired brands, while other acquired intangible assets (e.g. customer relationships and technology) are expected to have determinable useful lives. Our estimates of the useful lives of definite-lived intangible assets are primarily based upon historical experience, the competitive and macroeconomic environment, and our operating plans.

•	Useful lives of property, plant and equipment

The charge with respect to periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

income (loss). The useful lives and residual values of Mauser Group’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology.

•	Consolidation of a structured entity

Determining the appropriate consolidation treatment under IFRS 10, Consolidated Financial Statements, requires management judgment. The Successor made an assessment as to whether or not Mauser Group B.V. would need to consolidate the Management KG that facilitates management’s participation in Mauser Group’s ultimate parent CD&R Millennium Holdco 1 S.à r.l. (note (54)). Although the Management KG qualifies as a structured entity under IFRS 10, Mauser Group B.V. does not have power over the Management KG. Additionally, Mauser Group B.V. has no obligation and does not intend to settle the share-based payment transactions. Therefore, because the Successor does not bear any loss, the Successor has not consolidated the Management KG and has treated the management participation plan as a group share-based payment plan that is accounted for as an equity-settled share-based payment transaction. If Mauser Group B.V. would have consolidated the Management KG, this would have created an asset reflecting the securities in CD&R Millennium Holdco 1 S.à r.l. indirectly owned by the participating managers and a liability reflecting the participation rights of the participating managers in the Management KG. Both the available for sale financial assets, as well as the liability towards the participants in the Management KG would have been measured at fair value.

Information about other assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are included in the following notes:

• Notes (6), (7), (39):	Key assumptions underlying the recoverable amounts for impairment test for intangibles (including goodwill) and property plant and equipment

• Notes (11), (22), (40):	Assessment of the collectability of trade receivables and for determining the need to recognize valuation allowances

• Note (14), (36):	Recognition of deferred tax assets relating to the availability of future taxable profit against which carry forward tax losses can be used

• Note (15), (47):	Key actuarial assumptions used in the measurement of defined benefit obligations

• Note (17), (48):	Key assumptions about the likelihood and magnitude of an outflow of resources on the recognition and measurement of provisions and contingencies

• Note (24):	The determination of fair values of financial instruments that are not traded in an active market is by using valuation techniques

V. Notes to the Successor and Predecessor Financial Statements

(25)	SEGMENT INFORMATION

Successor

The Executive Committee of Mauser Group is the Successor’s chief operating decision maker. Management has determined the operating segments based on the information reviewed by the management board for the purposes of allocating resources and assessing performance.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

The Executive Committee of Mauser Holding is the Predecessor’s chief operating decision maker. Management has determined the operating segments based on the information reviewed by the management board for the purposes of allocating resources and assessing performance.

Successor and Predecessor

The chief operating decision maker considers the business from both a geographical and product line perspective. During the years ending December 31, 2013 and 2012, the Predecessor was managed and reported as four geographically focused strategic business units (SBUs), which were comprised of Europe, North America, South America and Asia, plus an additional SBU for group functions including machine technology. From January 1, 2014 onward, the reconditioning services globally have been separately managed and reporting within its own SBU to aid in the growth of the reconditioning business. Therefore as of January 1, 2014, the Successor and Predecessor businesses are divided among the following five operating segments: Europe, North America, South America, Asia, and Reconditioning. Besides these operating segments, holding entities and the machine technology business are shown within “other and consolidation” as these entities are not significant and are not separately reported to the chief operating decision maker.

The segments South America and Asia are relatively small in comparison to North America and Europe, but are of strategic importance to the management and the Companies’ strategic development. Therefore, these operations are separately reported to and evaluated by the chief operating decision maker.

Additionally, each of the five SBUs (Europe, North America, South America, Asia and Reconditioning) is headed by an SBU manager who is responsible for the entire SBU. While management also evaluates the performance of the businesses by product level, the responsibilities and structure of the business are structured after the operating segments. In conjunction with the “management approach” defined in IFRS 8, the regions are considered as the primary segmentation type.

With exception of the Reconditioning SBU, the SBUs derive their revenues from production and sale of packaging products made of synthetic materials (plastic and IBC packaging), steel (metal packaging) and fiber (fiber packaging). As part of segment reporting, the activities of the Successor and Predecessor are defined in accordance with the internal management approach. The segment “other” include holding companies, Mauser Maschinentechnik GmbH (machine technology), and Kremann and Esser GmbH & Co. KG, are considered to be insignificant to the operations of the Companies and are therefore reported to the chief operating decision maker on a combined basis along with intercompany eliminations.

Through the reconditioning activities under the brand National Container Group (NCG), the Reconditioning SBU facilitates the large scale collection and re-use of empty packaging items.

The Companies’ Executive Committees assess the performance of the operating segments based on a measure of Adjusted EBITDA. Income and expenses of the operating segments are determined in compliance with the accounting and valuation methods applied to the Financial Statements. The Companies’ Executive Committees do not receive reportable segment asset or liability information for purposes of assessing performance or allocating resources.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

The following tables presents the Successor’s key financial information by segment:

	Successor
	At and for the period from Apr 30, 2014 through Dec 31, 2014
	Europe	North America	South America	Asia	Re- conditioning	Other and consolidation	Total
				€ millions
Revenue	203.1	206.0	29.4	29.6	80.7	(25.1)	523.7

Adjusted Cost of sales*	(179.6)	(174.3)	(27.0)	(26.2)	(63.2)	24.5	(445.8)

Adjusted Gross Profit*	23.5	31.7	2.4	3.4	17.5	(0.6)	77.9

Adjusted Selling, general and administrative expenses*	(13.8)	(13.7)	(1.4)	(2.3)	(9.2)	(1.1)	(41.5)

Adjusted Operating result*	9.7	18.0	1.0	1.1	8.3	(1.7)	36.4

Depreciation and amortization	12.7	9.0	1.8	1.6	3.9	0.5	29.5

Adjusted EBITDA*	22.4	27.0	2.8	2.7	12.2	(1.2)	65.9

Adjustments	1.5	(0.8)	(1.1)	(0.3)	(0.5)	(32.1)	(33.3)
EBITDA	23.9	26.2	1.7	2.4	11.7	(33.3)	32.6
Working Capital	35.2	35.4	7.1	11.7	12.6	(1.7)	100.3
Capital expenditures**	(14.1)	(7.1)	(2.6)	(0.1)	(1.7)	1.1	(24.5)

*	Adjusted as explained in the segment notes
**	Comprised of additions to property, plant and equipment and intangible assets netted with disposals.

For the period from April 30, 2014 to December 31, 2014, cost of sales of €449.6 million on the consolidated statements of comprehensive income (loss) includes €3.9 million which have been reclassified to Adjustments for segment reporting purposes. The adjustments are considered to be those items that are not part of the ordinary course of the Companies’ operations. These adjustments consist of integration and restructuring costs of €4.6 million, a credit of €1.6 million to the pension provision due to a change of the Successor’s pension plan, and other expenses of €0.9 million.

For the period from April 30, 2014 to December 31, 2014, selling, general and administrative expenses of €43.8 million on the consolidated statements of comprehensive income (loss) includes costs of €2.2 million which have been reclassified to Adjustments for segment reporting purposes. These adjustments consist of integration and restructuring costs of €0.8 million and service fees paid to CD&R of €1.0 million, and other one-off items of €0.4 million.

Working capital consists of inventories of €78.9 million, trade receivables of €148.7 million, trade payables of €113.2 million and goods and services received but not invoiced of €14.2 million recorded in other current liabilities.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

The following tables present the Predecessor’s key financial information by segment:

	Predecessor
	At and for the period From Jan 1, 2014 through Jul 31, 2014
	Europe	North America	South America	Asia	Re- conditioning	Other and consolidation	Total
				€ millions
Revenue	295.6	270.9	31.5	43.0	111.8	(32.8)	720.0

Adjusted Cost of sales*	(254.8)	(226.2)	(29.8)	(38.9)	(85.5)	33.9	(601.3)

Adjusted Gross Profit*	40.8	44.7	1.7	4.1	26.3	1.1	118.7

Adjusted Selling, general and administrative expenses*	(17.8)	(18.6)	(1.6)	(3.0)	(9.8)	(5.7)	(56.5)

Adjusted Operating result*	23.0	26.1	0.1	1.1	16.5	(4.6)	62.2

Depreciation and amortization	14.2	11.5	1.5	2.4	3.3	1.0	33.9

Adjusted EBITDA*	37.2	37.6	1.6	3.5	19.8	(3.6)	96.1

Adjustments	(1.0)	(0.3)	(3.6)	0.2	0.8	(23.4)	(27.3)
EBITDA	36.2	37.4	(2.0)	3.7	20.5	(27.0)	68.8
Working Capital	43.9	34.4	11.5	9.0	18.1	(7.4)	109.6
Capital expenditures**	(9.6)	(6.8)	(4.8)	(1.8)	(2.0)	0.2	(24.8)

*	Adjusted as explained in the segment notes
**	Comprised of additions to property, plant and equipment and intangible assets netted with disposals.

For the period from January 1, 2014 to July 31, 2014, cost of sales of €601.5 million on the consolidated statements of comprehensive income (loss) includes acquisition and start-up costs for new subsidiaries of €0.3 million which have been reclassified to Adjustments for segment reporting purposes.

For the period from January 1, 2014 to July 31, 2014, selling, general and administrative expenses of €69.1 million on the consolidated statements of comprehensive income (loss) includes costs of €12.6 million which have been reclassified to Adjustments for segment reporting purposes. These Adjustments consist of shared-based payment costs for executive management of €10.5 million and a payment related to an incident where Mauser France S.A.S was defrauded in the amount of €1.7 million, and other expenses of €0.3 million.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Working capital consists of inventories of €70.5 million, trade receivables of €158.6 million, trade payables of €104.0 million and goods and services received but not invoiced of €15.5 million recorded in other current liabilities.

	Predecessor
	At and for the period Jan 1, 2013 to Dec 31, 2013
	Europe	North America	South America	Asia	Re- conditioning	Other and consolidation	Total
				€ millions
Revenue	476.4	422.9	64.0	58.8	166.8	(42.5)	1,146.4

Adjusted Cost of sales*	(419.0)	(348.9)	(60.4)	(54.1)	(128.4)	42.0	(968.8)

Adjusted Gross Profit*	57.4	74.0	3.6	4.7	38.4	(0.5)	177.6

Adjusted Selling, general and administrative expenses*	(31.6)	(32.6)	(4.2)	(4.8)	(17.3)	(5.5)	(96.0)

Adjusted Operating result*	25.8	41.4	(0.6)	(0.1)	21.1	(6.0)	81.6

Depreciation and amortization	25.3	19.9	3.1	4.2	6.6	1.7	60.8

Adjusted EBITDA*	51.1	61.3	2.5	4.1	27.7	(4.3)	142.4

Adjustments	(1.6)	(2.4)	(8.9)	(1.1)	(0.2)	(10.8)	(25.0)
EBITDA	49.5	59.0	(6.4)	3.0	27.5	(15.1)	117.4
Working Capital	33.2	22.1	6.8	12.3	11.5	(10.3)	75.6
Capital expenditures**	(18.6)	(17.8)	(3.1)	(8.0)	(2.6)	3.1	(47.0)

*	Adjusted as explained in the segment notes
**	Comprised of additions to property, plant and equipment and intangible assets netted with disposals.

For the period from January 1, 2013 to December 31, 2013, cost of sales of €976.1 million on the consolidated statements of comprehensive income (loss) includes costs of €7.3 million which have been reclassified to Adjustments for segment reporting purposes. These adjustments consist primarily of integration and restructuring costs of €2.0 million, severance payments of €3.8 million, acquisition and start-up costs for new subsidiaries of €2.5 million, and other expenses of €1.6 million, offset by a release of pension provisions of €2.6 million.

For the period from January 1, 2013 to December 31, 2013, selling, general and administrative expenses of €103.3 million on the consolidated statements of comprehensive income (loss) includes costs of €7.3 million which have been reclassified to Adjustments for segment reporting purposes. These adjustments consist primarily of integration and restructuring costs of €5.4 million and severance payments of €1.2 million, and other expenses of €0.7 million.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Working capital consists of inventories of €59.9 million, trade receivables of €124.9 million, trade payables of €87.2 million and goods and services received but not invoiced of €22.0 million recorded in other current liabilities.

	Predecessor
	At and for the period Jan 1, 2012 to Dec 31, 2012
	Europe	North America	South America	Asia	Re- conditioning	Other and consolidation	Total
				€ millions
Revenue	459.3	426.4	70.0	53.7	177.5	(45.2)	1,141.7

Adjusted Cost of sales*	(411.1)	(357.4)	(65.4)	(46.4)	(140.4)	40.8	(979.9)

Adjusted Gross Profit*	48.2	69.0	4.6	7.3	37.1	(4.4)	161.8

Adjusted Selling, general and administrative expenses*	(31.6)	(32.6)	(6.0)	(4.4)	(17.4)	0.4	(91.6)

Adjusted Operating result*	16.6	36.4	(1.4)	2.9	19.7	(4.0)	70.2

Depreciation and amortization	25.5	20.5	4.1	2.7	6.9	3.4	63.1

Adjusted EBITDA*	42.1	56.9	2.7	5.6	26.6	(0.6)	133.3

Adjustments	(2.6)	(2.0)	0.4	(7.1)	9.7	(7.4)	(9.0)
EBITDA	39.4	54.9	3.2	(1.5)	36.3	(8.0)	124.3
Working Capital	32.2	22.8	3.5	12.6	10.5	(2.4)	79.2
Capital expenditures**	(15.0)	(7.5)	(6.1)	(9.7)	(6.0)	(4.6)	(48.7)

*	Adjusted as explained in the segment notes.
**	Comprised of additions to property, plant and equipment and intangible assets netted with disposals.

For the period from January 1, 2012 to December 31, 2012, cost of sales of €990.6 million on the consolidated statements of comprehensive income (loss) includes costs of €10.8 million which have been reclassified to Adjustments for segment reporting purposes. These adjustments consist of integration and restructuring costs of €3.0 million, severance payments of €2.2 million, acquisition and start-up costs for new subsidiaries of €4.8 million, and other expenses of €0.7 million.

For the period from January 1, 2012 to December 31, 2012, selling, general and administrative expenses of €92.9 million on the consolidated statements of comprehensive income (loss) includes severance payments of €1.3 million which have been reclassified to Adjustments for segment reporting purposes.

Working capital consists of inventories of €57.7 million, trade receivables of €124.3 million, trade payables of €89.2 million and goods and services received but not invoiced of €13.6 million recorded in other current liabilities.

(a) Reconciliation of operating profit

Successor and Predecessor

As the key performance indicator, “Adjusted EBITDA” is defined as “EBITDA” less adjustments for one-off items consisting of other operating income, other operating expenses and transaction-related costs, as presented in the consolidated statements of comprehensive income (loss), as well as the items reclassified from cost of sales and selling, general and administrative expenses to Adjustments for segment reporting purposes, as noted above.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The components of “EBITDA” are revenue, cost of sales, selling, general and administrative expenses adjusted for depreciation and amortization expenses.

Adjustments are not considered to be part of the ordinary course of the Companies’ operations. In this regard, the Companies undertake a detailed review of such items which may relate to restructuring or operational related reorganization events, severance payments to previous senior management, exit and shut down costs, start up or acquisition related costs, litigation costs and other unforeseen events.

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Adjusted EBITDA	65.9	96.1	142.4	133.3

Adjustments	(33.3)	(27.3)	(25.0)	(9.0)

EBITDA	32.6	68.8	117.4	124.3

Depreciation and amortization	29.5	33.9	60.8	63.1

Operating result	3.1	34.9	56.6	61.2

Share of profit (loss) of investments accounted for using the equity method	(0.6)	0.1	0.6	(0.7)
Finance income	6.0	6.5	18.6	14.8
Finance costs	(37.0)	(47.8)	(76.1)	(81.3)

Result before taxes	(28.5)	(6.3)	(0.3)	(6.0)

Income taxes	(4.6)	(12.7)	(15.4)	(14.4)

Consolidated result for the period	(33.1)	(19.0)	(15.7)	(20.4)

(b) Entity wide disclosures

Successor and Predecessor

i.	Revenues

The net sales reported to the chief operating decision maker include revenue, other operating income and freight. Revenue includes external revenue generated from third parties and inter-segment revenue generated by sales transactions to other segments of the Companies.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following table presents revenue by product and service line:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Revenue by product and service
Plastic Division	168.6	242.9	397.7	394.3
IBC Division	108.7	144.0	221.9	196.4
Metal Division	148.9	201.3	325.4	348.7
Fiber Division	17.3	20.0	33.8	29.2
Reconditioning	75.9	104.9	156.7	169.9
Other	4.3	6.9	10.9	3.2

Total	523.7	720.0	1,146.4	1,141.7

The following table presents revenue by country:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Revenue from external customers
Netherlands	37.9	56.6	89.2	82.2
International	485.8	663.4	1,057.2	1,059.5
thereof USA	223.8	296.8	460.3	481.1
thereof Germany	92.0	143.5	239.5	231.3
thereof Italy	13.5	23.1	33.3	33.7
thereof Brazil	33.7	36.6	67.7	71.7

Total	523.7	720.0	1,146.4	1,141.7

ii.	Non-current assets

The chief operation decision maker reviews non-current assets by segment. Non-current financial instruments, deferred tax items and net defined benefit assets are not allocated to the segments.

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Non-current assets
Netherlands	79.3	88.1
International	1,426.7	710.3
thereof USA	660.5	323.3
thereof Germany	55.5	41.0
thereof Italy	392.0	177.0
thereof Brazil	64.6	33.3

Total	1,506.0	798.4

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(26)	BUSINESS COMBINATION

Successor

On July 31, 2014 Mauser Holding S.à r.l., a subsidiary of Mauser Group, acquired Mauser Holding based on the Share and Purchase Agreement dated May 10, 2014.

The Acquisition was executed in two steps. On July 31, 2014, Mauser Corporate GmbH (formerly Kairos Vier Vermögensverwaltungs GmbH) acquired 100% of the shares in Mauser Holding GmbH and then Mauser US Corporate, LLC (formerly CD&R Millennium US HoldCo LLC) acquired 100% of the shares of Inuit U.S. Holdings, LLC from Mauser Industrieverpackungen GmbH.

Mauser Holding was merged into Mauser Corporate GmbH after the Acquisition, with Mauser Corporate GmbH as the surviving entity.

The following table presents the consideration paid for the Predecessor:

As of Jul 31, 2014
€ millions
Cash	411.1
Refund from escrow	(4.4)

Total consideration	406.7

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The fair value of assets acquired and the liabilities assumed at the acquisition date based on the purchase price allocation were as follows:

As of Jul 31, 2014
€ millions
Assets
Trademarks and licenses	52.9
Technology and other rights	140.8
Customer relationships	570.3
Software	5.2
Land	49.6
Buildings	83.4
Technical equipment and machinery	340.8
Deferred tax assets	34.6
Other non-current assets	33.0
Inventory	77.3
Trade and other receivables	158.6
Other current assets	65.2
Cash and cash equivalents	33.6
Liabilities
Pensions and similar obligations	(31.3)
Borrowings	(776.5)
Trade and other payable	(243.1)
Contingent liabilities	(9.3)
Deferred tax liabilities	(336.7)

Total identifiable net assets	248.4

Consideration attributable to non-controlling interest	(44.3)
Goodwill	202.6

Total consideration	406.7

Revenue during the Successor period	519.3
Net profit (after tax, before non-controlling interests) during the Successor period	(35.0)
Pro forma revenue
Jan to Dec 2014 (unaudited)	1,243.7
Pro forma net profit (after tax, before non-controlling interests) Jan to Dec 2014 (unaudited)	(68.7)

The purchase price allocation of acquired customer relationships was determined using the multi-period excess earnings method. Under this method, the fair value represents the amount a hypothetical buyer would be willing to pay to acquire the future cash flows expected to arise solely from those relationships. Customer relationships were categorized as either key accounts, referring to the companies with longstanding historical business relationships managed by the key account sales team, or non-key accounts, being smaller companies managed by local sales representatives which do not have the same significance for the business as the key account customers. The fair value of key account customer relationships amounts to €318.0 million and the fair value of non-key account customer relationships to €252.3 million.

The purchase price took into account future income expectations, which support the excess amount paid as compared to the fair value of the assets acquired and liabilities assumed, resulting in the recognition of goodwill. The goodwill of €202.6 million comprises assets which are not separately recognizable as they do not fulfill the separate recognition criteria, such as synergies, future growth prospects or skilled and trained workforces. The

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

goodwill of €202.6 million arising from the acquisition is attributable to accelerated growth potential, potential new customers and acquired workforce synergies resulting from management expertise and industry knowledge. The combination of the above mentioned advantages explains the expected future growth prospects and substantiates the goodwill recognized. Goodwill in the amount of €18.7 million is expected to be tax deductible.

Assets and liabilities denominated in foreign currencies were translated using the exchange rates as of the balance sheet date. Non-controlling interests were measured at the present ownership instruments’ proportionate share in the recognized amount of the acquiree’s identifiable net assets.

Acquisition costs in the Successor Financial Statements amounted to €27.1 million and are presented separately in the consolidated statement of comprehensive income (loss). The purchase price of €406.7 million was entirely settled in cash. There were no contingent consideration arrangements.

The fair value adjustments related to land and buildings were €16.4 million, for machinery and equipment €42.8 million and for inventories €0.7 million.

The gross contractual amount for trade receivables due was €160.5 million, of which €1.9 million are expected to be uncollectable, resulting in a fair value of the acquired trade receivables of €158.6 million.

Contingent liabilities have been recognized in the amount of €9.3 million, mainly for tax risks and long-term energy contracts.

Concurrent with the Acquisition and change of control, Mauser Holding agreed with its joint venture partner in Mauser Reyde Iberica S.L. to amend the voting rights on certain governing matters. As a result, the Successor concluded it obtained control over Mauser Reyde Iberica S.L. as of July 31, 2014 and began to consolidate it as a subsidiary as of that date. The change to the voting rights was made to reflect Mauser Holding’s contribution to the management of the joint venture and in the determination of its strategic direction. No additional purchase price was paid and as of the date of the change in control, the fair value of the previously held equity interest approximated the carrying value of the Predecessor’s interest in the net assets of Mauser Reyde Iberica S.L. of €6.0 million. For the determination of the fair value the Company used the same discounted cash flow model that was historically used to test the investments in joint ventures accounted for using the equity method for potential impairments. The fair value of the previously held equity interest was calculated based on 5 year forecast, a terminal growth rate of 0.5% and a WACC of 8.5%. As a result, no gain was recorded upon the change in control and there would be no impact resulting from a purchase price allocation.

Acquisitions in 2014

Predecessor

The Predecessor acquisitions during the period January 1, 2014 through July 31, 2014 were of minor significance, both in absolute and in relative terms, for its net assets, results of operations and cash flows. The amounts recognized at the time of acquisition for the assets and liabilities of the acquired companies are as follows:

On February 7, 2014, National Container Group, LLC, Chicago, USA, acquired a 51% interest in Tri-Rinse, Inc., Iowa Falls, USA for €0.5 million in cash. Pursuant to the agreement dated February 10, 2014, National Container Group, LLC, Chicago, USA, formed the subsidiary NCG Prime Pack, LLC, Dallas, USA, with a partner. National Container Group, LLC, Chicago, USA, has a 60% interest in NCG Prime Pack, LLC, Dallas, USA. Additionally, pursuant to the agreement dated February 10, 2014, NCG Prime Pack, LLC, Dallas, USA, acquired certain assets of the Al-Kel Alliance, Inc., Dallas, USA for €5.6 million, thereof €5.0 million were paid in cash in the Predecessor period.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Acquisitions in 2013

Predecessor

The Predecessor acquisitions during the year ended December 31, 2013 were of minor significance, both in absolute and in relative terms, for its net assets, results of operations and cash flows. The amounts recognized at the time of acquisition for the assets and liabilities of the acquired companies are as follows:

	California Fiber Drum	Armco Inc.
	€ millions
Assets
Non-current assets	5.3	0.6
Current assets	1.4	0.3
Net assets acquired	6.7	0.9

Purchase price	9.8	1.2
thereof cash paid	9.8	0.4

Goodwill resulting from the acquisition	3.1	0.3

Pro forma revenue in 2013 since acquisition date	4.1	2.1
Net profit (after tax, before minority interests) in 2013 since acquisition date	0.3	0.2
Pro forma Revenue January to December 2013	9.9	3.3
Net profit (after tax, before minority interests) January to December 2013	0.7	0.2

Assets and liabilities denominated in foreign currencies were translated using the exchange rates as of the balance sheet date.

The acquisitions did not result in the addition of any pension provisions or cash.

The purchase price negotiations took account of synergy and future income expectations, which resulted in a purchase price in excess of the carrying amount and thus led to the recognition of goodwill in the corresponding amount.

The purchase prices (excluding transaction costs) amounted to €11.0 million. The purchase prices were mainly settled by transferring cash funds of €10.2 million. The remaining share of the purchase price of €0.8 million was settled by issuing new shares of RTQ Inc., Boucherville, Canada, representing 8.09% of its share capital.

No adjustments to fair value had to be recognized for assets acquired in any of the transactions, other than for the identified intangible assets acquired.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Acquisitions in 2012

Predecessor

The Predecessor acquisitions during the year ended December 31, 2012 were of minor significance, both in absolute and in relative terms, for its net assets, financial position and results of operations as well as for its cash flows. The amounts recognized at the time of acquisition for the assets and liabilities of the acquired companies can be found in the tables below:

	NCG / WEISS IBC- Service- center GmbH & Co. KG	NCG - Container Solutions SA (PTY) LTD.	NCG Bressan Industria e Comercia de Embalagens LTDA	Mauser Plastien- vases Inter- national, S. DER.L. DE C.V.	Varicon, LLC.
			€ millions
Assets
Non-current assets	11.9	1.2	0.2	2.2	7.2
Current assets	2.5	0.5	0.2	0.6	0.5
thereof cash and cash equivalents	1.7	—	—	0.1	—
Liabilities
Non-current liabilities	6.5	0.4	—	—	—
Current liabilities	6.4	0.3	—	0.4	—
Minority interests without consideration of the Full Goodwill method	1.0	0.5	0.2	1.2	—
Net assets acquired	0.5	0.5	0.2	1.2	7.7

Purchase price	1.0	0.9	0.2	1.3	15.1
thereof cash paid	1.0	0.9	0.2	1.3	15.1

Goodwill resulting from the acquisition	0.5	0.4	—	—	7.4

Pro forma revenue in 2012 since acquisition date	1.6	1.2	0.3	—	7.8
Net profit (after tax, before minority interests) in 2012 since acquisition date	(0.7)	(0.1)	—	—	2.9
Pro forma revenue January to December 2012	3.2	2.4	0.7	—	7.8
Pro forma revenue Net profit (after tax, before minority interests) January to December 2012	(1.4)	(0.2)	0.1	—	2.9

The acquisitions did not result in the addition of any pension provisions or cash.

The purchase price negotiations took account of synergy and income expectations for the future, which resulted in a purchase price in excess of the carrying amount.

The purchase prices (excluding transaction costs) amounted to €18.5 million. The purchase prices were settled exclusively by transferring cash.

(27)	CURRENCY TRANSLATION

Successor and Predecessor

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income (loss), except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. The year-to-date exchange rate is calculated by the average exchange rates for every month of the reporting period. The sum of all monthly average rates is divided by the number of months of the reporting period.

The following exchange rates were used for currency translation:

	Successor		Predecessor
	Average exchange rate	Closing rate	Average exchange rate	Annual average exchange rate	Annual average exchange rate	Closing rate
€ 1 equivalent to	From Apr 30, 2014 through Dec 31, 2014	As of Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012	As of Dec 31, 2013
Brazilian real	3.1228	3.2207	3.0109	2.8501	2.7264	3.2576
British pound	0.8064	0.7789	0.7931	0.8491	0.8124	0.8337
Canadian dollar	1.4669	1.4063	1.4524	1.3672	1.2984	1.4671
Chinese yuan	8.1883	7.5358	8.3940	8.1636	8.1809	8.3491
Indian rupee	81.0689	76.7190	81.3058	77.4055	71.6946	85.3660
Malaysian ringgit	4.3472	4.2473	4.3100	4.1787	4.0075	4.5221
Mexican peso	17.6621	17.8679	17.5834	16.9394	16.8664	18.0731
New Turkish lira	2.9070	2.8320	2.8699	2.5216	2.3439	2.9605
Polish zloty	4.1845	4.2732	4.1444	4.1965	4.0956	4.1543
Russian ruble	51.0113	72.3370	46.9984	42.2517	40.3114	45.3246
Singapore dollar	1.6830	1.6058	1.6825	1.6611	1.6009	1.7414
Swedish krona	—	—	—	8.4805	8.6512	8.5420
Swiss franc	1.2146	1.2024	1.2150	1.2309	1.2091	1.2276
Thai baht	—	—	—	—	40.7721	—
South African rand	14.4065	14.0353	14.4366	12.7743	11.3179	14.5660
US dollar	1.3288	1.2141	1.3539	1.3277	1.3119	1.3791

Predecessor

The exchange rate for the Thai baht corresponds to the exchange rate for the period January 1 to March 31, 2012, the date Pack Delta Public Company Ltd. was sold.

The 2013 exchange rate for the Swedish krona corresponds to the exchange rate for the period January 1 to April 30, 2013, the date Mauser Scandinavia AB was sold.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(28)	REVENUE

Successor and Predecessor

The following table presents the components of revenue:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Revenue from the sales of products	508.9	701.0	1,112.9	1,108.0
Revenues from services	10.4	14.5	26.1	25.4
Other revenue	4.4	4.5	7.4	8.3

Total	523.7	720.0	1,146.4	1,141.7

(29)	OTHER OPERATING INCOME

Successor and Predecessor

The following table presents the components of other operating income:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Gains on sales of fixed assets and businesses	0.2	0.4	0.9	16.9
Reversal of provisions and other	—	1.6	3.1	0.7

Total	0.2	2.0	4.0	17.6

Gains from disposal of fixed assets and businesses during the year ended December 31, 2012 relate primarily to the sales of all assets held by American Container Net, LLC in the amount of €13.5 million.

(30)	OTHER OPERATING EXPENSES

Successor and Predecessor

The following table presents the components of other operating expenses:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Loss on sale of fixed assets and businesses	—	(0.4)	—	(3.2)
Plant closure costs	(0.3)	(0.4)	(4.7)	(1.3)
Severance payments	—	—	(0.8)	(7.5)
Litigation	(0.0)	(3.5)	(4.0)	(2.6)
Other costs	(0.1)	—	(2.1)	—

Total	(0.4)	(4.3)	(11.6)	(14.6)

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

For the period from April 30, 2014 through December 31, 2014, other operating expenses mainly included plant closure costs incurred in France and Canada.

Predecessor

For the period from January 1, 2014 through July 31, 2014, other operating expenses included primarily the settlement of litigation in Brazil in the amount of €3.3 million.

For the year ended December 31, 2013, other operating expenses primarily included a litigation accrual of €3.9 million, plant closure costs related to the closing of certain plastic operations in Brazil of €4.4 million, and damages caused by a tornado in Italy within other costs of €1.1 million.

For the year ended December 31, 2012, other operating expenses primarily included a litigation accrual of €2.6 million, severance payments of €7.5 million, and losses on the sale of fixed assets in Thailand of €2.8 million.

(31)	TRANSACTION RELATED COSTS

Successor and Predecessor

The following table presents the components of transaction related costs which finally resulted in the Acquisition as of July 31, 2014:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Advisory fees and other	(27.0)	(12.2)	(2.8)	—

Total	(27.0)	(12.2)	(2.8)	—

Successor

For the period from April 30, 2014 through December 31, 2014, transaction-related costs primarily included costs for the Acquisition of €24.0 million as well as a provision for property taxes in Germany in connection with the Acquisition of €1.3 million.

Predecessor

For the period from January 1, 2014 through July 31, 2014, transaction related costs included advisory fees paid to various outside advisors in the amount of €1.8 million.

Additionally, in connection with the change of control between DIC and CD&R for the Predecessor, the outstanding Senior Facilities Agreement (“SFA”) was terminated and extinguished. The extinguishment was due to a change of control clause in the SFA which required mandatory repayment of all outstanding amounts upon control transferred from DIC to CD&R. In the Sales Purchase Agreement between DIC and CD&R, both parties agreed that CD&R would repay the outstanding amounts on behalf of Mauser Industrieverpackungen GmbH, Inuit U.S. Holdings, Inc. and Mauser Holding Netherlands B.V., as the original borrowers under the SFA. As a result of this cash outflow by CD&R, the repayments of the outstanding financing agreements is recorded in

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

the consolidated statement of cash flows of the Successor. Since the SFA was terminated and extinguished upon the conclusion of the Sales Purchase Agreement the related write off of the balance of the deferred financing costs of €10.3 million have been recorded in the consolidated statement of comprehensive income (loss) of the Predecessor for the period January 1, 2014 through July 31, 2014.

For the year ended December 31, 2013, transaction related costs includes fees paid to outside advisors in connection with vendor due diligence reports in the amount of €2.8 million.

(32)	EXPENSES BY NATURE

Successor and Predecessor

The following table presents the components of cost of sales, and selling, administrative and general expenses by nature:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Changes in inventories of finished goods and work in progress	1.2	3.9	(2.0)	1.6
Raw material used	314.8	432.9	687.1	695.7
Employee benefit expenses (note 33)	75.2	112.8	173.3	170.6
Amortization and depreciation (note 38 and 39)	29.5	33.9	60.8	63.1
Freight	33.6	46.3	73.1	71.9
Third-party maintenance, external employees and other third-party services	23.4	33.8	54.5	57.2
Other	15.7	7.0	32.6	23.4

Total Cost of sales and Selling, general and administrative costs	493.4	670.6	1,079.4	1,083.5

(33)	EMPLOYEE BENEFIT EXPENSES

Successor and Predecessor

The following table presents the components of the employee benefit expenses:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Wages and salaries, including restructuring costs and other termination benefits	52.8	70.9	124.0	123.2
Social security costs	11.7	16.3	26.8	26.7
Bonuses and premiums	4.6	6.2	9.6	9.5
Pension costs—defined contribution plans	1.7	1.0	1.4	1.2
Pension costs—defined benefit plans	(1.0)	0.6	(1.4)	0.8
Contribution paid to statutory pension scheme	3.1	3.9	6.8	6.5
Share based payment	0.0	10.5	3.9	—
Other	2.3	3.4	2.2	2.7

Total	75.2	112.8	173.3	170.6

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

Due to changes in tax legislation affecting pensions in the Netherlands, the Successor recorded a credit on past service cost in the amount of €1.6 million within employee benefit expenses for the period from April 30, 2014 through December 31, 2014.

Predecessor

For the period from January 1, 2013 through December 31, 2013, changes to the local tax regulations in the Netherlands have been made with effect on the present value of the defined benefit obligation. This led to negative past service costs of €2.6 million and actuarial losses in the amount of €2.2 million in 2013 due to changes in demographic assumptions.

(34)	FINANCE INCOME AND COSTS

Successor and Predecessor

The following table presents the components of the finance income and costs:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Finance income
Foreign exchange gains	5.3	5.2	16.1	11.8
Interest income pension	0.5	0.7	1.0	1.3
Other financial income	(0.0)	0.2	0.8	0.8
Interest and similar income	0.2	0.4	0.7	0.9

Finance income	6.0	6.5	18.6	14.8

Finance costs
Interest expense	(27.5)	(33.8)	(48.2)	(44.5)
Foreign exchange losses	(4.9)	(7.4)	(12.4)	(13.9)
Hedging expenses (interest and foreign exchange)	—	(2.1)	(7.7)	(13.5)
Amortization of financing related transaction costs	(2.5)	(2.2)	(3.6)	(1.7)
Interest expenses pensions	(0.8)	(1.1)	(2.0)	(2.3)
Other financial expenses	(1.3)	(1.2)	(2.2)	(5.4)

Finance costs	(37.0)	(47.8)	(76.1)	(81.3)

Net finance cost	(31.0)	(41.3)	(57.5)	(66.5)

Successor

For the period from April 30, 2014 through December 31, 2014, other financial expenses included changes in fair value of existing put options in the amount of €0.3 million.

Predecessor

For the periods from January 1, 2014 through July 31, 2014 and the years ended December 31, 2013 and 2012, other financial expenses included changes in fair value of existing put options in the amount of €0.3 million, €0.7 million and €3.1 million, respectively.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(35)	INVESTMENTS

(a) Investments in joint ventures accounted for using the equity method

Successor and Predecessor

Entities which are directly or indirectly jointly controlled are accounted for using the equity method.

As of December 31, 2014, the table below presents the Successor’s investments in joint ventures:

Entity	Registered offices	Ownership interest in %
Fanshun MAUSER Shanghai Packing Co. Ltd.	Shanghai, China	50.0

The table below presents the Predecessor’s investments in joint ventures as of December 31, 2013:

Entity	Registered offices	Ownership interest in %
Fanshun MAUSER Shanghai Packing Co. Ltd.	Shanghai, China	32.5
Mauser Reyde Ibèrica S.L.	Tarragona, Spain	50.0

Fanshun MAUSER Shanghai Packaging Co. Ltd.

Fanshun MAUSER Shanghai Packaging Co. Ltd. manufactures various of industrial packaging products, water tanks, components and auxiliaries and sells self-manufactured products and provides after-sales services. Fanshun MAUSER Shanghai Packaging Co. Ltd. is a private company and there is no quoted market price available for its shares. The joint venture has share capital consisting solely of ordinary shares. As of March 23, 2014, the Predecessor increased its interest in Fanshun MAUSER Shanghai Packaging Co. Ltd., from 32.5% to 50.0%.

The Successor and the Predecessor have no contingent liabilities in respect of the interest in the joint venture.

The following table presents the summarized financial information for the Fanshun MAUSER Shanghai Packaging joint venture:

	Successor	Predecessor
Fanshun MAUSER Shanghai Packaging Co. Ltd.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Revenues	3.4	3.3	6.1	7.9
Depreciation and amortization	(0.3)	(0.0)	(0.0)	(0.0)

Profit (Loss) from contributing operations before taxes	(1.5)	(0.1)	0.1	0.3

Income taxes	0.3	(0.0)	(0.0)	(0.1)
Profit (Loss) from contributing operations after taxes	(1.2)	(0.1)	0.1	0.2

Total comprehensive income (loss)	(1.2)	(0.1)	0.1	0.2

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Successor	Predecessor
Fanshun MAUSER Shanghai Packaging Co. Ltd.	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Assets	13.5	7.2

Non-current assets	7.2	1.1
Current assets other than cash and cash equivalents	5.2	3.8
Cash and cash equivalents	1.1	2.3

Liabilities	3.5	0.7

Non-current financial liabilities other than trade and other payables and provisions	1.5	—
Current non-financial liabilities	2.0	0.7

Net assets	10.0	6.5

The information above reflects the amounts presented in the financial statements of the joint venture adjusted for differences in accounting policies between the Companies and the joint venture.

For the period from April 30, 2014 through December 31, 2014, €0.4 million of the Successor’s translation reserve was attributable to the Fanshun MAUSER Shanghai Packaging joint venture.

Mauser Reyde Ibèrica S.L.

As described in note (26) Business Combinations, Mauser Reyde Ibèrica S.L. was accounted for under the equity method for the period January 1, 2014 through July 31, 2014 and for the years ended December 31, 2013 and 2012. Mauser Reyde Ibèrica S.L. was then fully consolidated as of July 31, 2014 as a result of a change in control over the joint venture.

The following table presents the summarized financial information for the Mauser Reyde Ibèrica S.L. during the period accounted for under the equity method of accounting:

	Successor*	Predecessor
Mauser Reyde Ibèrica S.L.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Revenues	—	13.5	23.9	22.8

Depreciation and amortization	—	(0.8)	(1.4)	(1.5)

Profit (Loss) from contributing operations before taxes	—	0.2	0.0	(0.5)

Income taxes	—	0.0	0.1	0.1
Profit (Loss) from contributing operations after taxes	—	0.2	0.1	(0.4)

Total comprehensive income (loss)	—	0.2	0.1	(0.4)

*	Fully consolidated

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Successor*	Predecessor
Mauser Reyde Ibèrica S .L.	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Assets	—	6.8

Non-current assets	—	5.2
Current assets	—	1.6
Thereof cash and cash equivalents	—	0.6

Liabilities	—	2.4

Non-current liabilities	—	0.4
Current liabilities	—	2.0

Net assets	—	4.4

*	Fully consolidated

For the period from January 1, 2013 through December 31, 2013, €0.9 million of the Predecessor’s translation reserve was attributable to the joint venture.

The following tables present the reconciliation between net assets to carrying values:

Successor
Summarized financial information	Fanshun
€ millions
Opening net assets as of Apr 30, 2014	—
Purchase price allocation as of Jul 31, 2014	11.8
Profit (Loss) from contributing operations after taxes	(1.2)
Foreign exchange differences	(0.8)

Closing net assets as of Dec 31, 2014	9.8

Interest in joint venture	50%

Carrying value	4.9

	Predecessor		Total
Summarized financial information	Fanshun	Reyde
	€ millions
Opening net assets as of Jan 1, 2013	5.5	11.8	17.3
Profit (Loss) from contributing operations after taxes	0.1	0.1	0.2
Foreign exchange differences	0.9	(0.1)	0.8

Closing net assets as of Dec 31, 2013	6.5	11.8	18.3

Interest in joint ventures	32.5%	50.0%

Carrying value prior capital changes and impairments	2.1	5.9	8.0

Capital reduction	—	(0.4)	(0.4)
Impairment/reversal	—	1.4	1.4

Carrying value	2.1	6.9	9.0

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(b) Major shareholdings

Successor

As of December 31, 2014, the Successor indirectly or directly held the following major equity investments:

Name	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the group	Proportion of ordinary shares held by Non- controlling interests
CD&R Millennium Holdco 4 S.à r.l.	Luxembourg	Holding	100.0%	100.0%	0.0%
CD&R Millennium Holdco 5 S.à r.l.	Luxembourg	Holding	100.0%	100.0%	0.0%
Mauser Holding S.à r.l	Luxembourg	Holding	100.0%	100.0%	0.0%
Mauser do Brazil Embalagens Industriais S.A.	Sao Paulo, Brazil	Production	100.0%	100.0%	0.0%
Tamlimp Industria e Comercio de Embalagens LTDA.	Sao Paulo, Brazil	Re- conditioning	94.7%	94.7%	5.3%
NCG Bressan Industria e Comercio de	Sao Paulo,	Re-	51.0%	51.0%	49.0%
Embalagens LTDA	Brazil	conditioning
Mauser Industriebeteiligungen GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser Intermediate Holding GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser Corporate GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser Beteiligungs-GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser-Werke GmbH	Brühl, Germany	Production	100.0%	100.0%	0.0%
Mauser Holding International GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser Maschinentechnik GmbH	Brühl, Germany	Production	100.0%	100.0%	0.0%
Mauser Industrieverpackungen GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Kremann und Esser GmbH & Co. KG	Kierspe, Germany	Production	66.7%	66.7%	33.3%
Kremann und Esser GmbH	Kierspe, Germany	Holding	51.0%	51.0%	49.0%
NCG Buchtenkirchen GmbH	Brühl, Germany	Re- conditioning	100.0%	100.0%	0.0%
NCG Europe GmbH	Brühl, Germany	Re- conditioning	100.0%	100.0%	0.0%
NCG / WEISS IBC-Servicecenter GmbH & Co. KG	Bickenbach, Germany	Re- conditioning	51.0%	51.0%	49.0%
NCG / WEISS Beteiligungs-GmbH	Bickenbach, Germany	Holding	51.0%	51.0%	49.0%
Milwaukee Finance GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Name	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the group	Proportion of ordinary shares held by Non- controlling interests
Mauser France S.A.S.	St. Denis, France	Production	100.0%	100.0%	0.0%
NCG Iberia Reconditioning, S.L.	Barcelona, Spain	Re- conditioning	51.0%	51.0%	49.0%
Aprovechamiento y Recuperación de Bidones y Envases S.L.	Sevilla, Spain	Re- conditioning	55.0%	55.0%	45.0%
Mauser Reyde Ibèrica S.L.	Tarragona, Spain	Production	50.0%	50.0%	50.0%
NCG France S.A.S.	St. Denis, France	Re- conditioning	100.0%	100.0%	0.0%
Time Mauser Industries PTE Ltd.	Kachigam, India	Production	51.0%	51.0%	49.0%
Mauser Italia S.p.A.	Grezaggo, Italy	Production	100.0%	100.0%	0.0%
Maider IBC S.r.l.	Villastellone, Italy	Re- conditioning	51.0%	51.0%	49.0%
MAUSER Poland Sp. z o.o.	Warsaw, Poland	Production	100.0%	100.0%	0.0%
NCG—Container solutions SA (PTY) LTD	Durban, South Africa	Re- conditioning	50.9%	50.9%	49.1%
Mauser Canada Ltd.	Burlington, Canada	Production	100.0%	100.0%	0.0%
Mauser East Asia Trading Co. Ltd.	Shanghai, China	Holding	100.0%	100.0%	0.0%
Stanta Mauser (Malaysia) SDN. BHD.	Shah Alam, Malaysia	Production	51.0%	51.0%	49.0%
Stanta Mauser Pahang (Malaysia) SDN. BHD.	Shah Alam, Malaysia	Production	51.0%	51.0%	49.0%
Mauser US Intermediate Holding, B.V.	Oosterhout, Netherlands	Holding	100.0%	100.0%	0.0%
Mauser Benelux B.V.	Oosterhout, Netherlands	Production	100.0%	100.0%	0.0%
Mauser Holding Netherlands B.V.	Oosterhout, Netherlands	Holding	100.0%	100.0%	0.0%
MAUSER Holding Participation B.V.	Oosterhout, Netherlands	Holding	100.0%	100.0%	0.0%
Mauser Holding South America B.V.	Oosterhout, Netherlands	Holding	100.0%	100.0%	0.0%
NCG Benelux B.V.	Oosterhout, Netherlands	Re- conditioning	51.0%	51.0%	49.0%
Emballages Techniques Holding S.A.	Geneva, Switzerland	Holding	100.0%	100.0%	0.0%

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Name	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the group	Proportion of ordinary shares held by Non- controlling interests
RTQ Inc.	Boucherville, Canada	Re- conditioning	72.6%	72.6%	27.4%
with its subsidiary:
RTQ NCG Containers Inc.	Mississauga, Canada	Inactive	50.0%	100.0%	0.0%
Mauser Packaging Jiangsu Co. Ltd.	JiangYin, China	Production	100.0%	100.0%	0.0%
Mauser Packaging LLC	Moscow, Russia	Production	100.0%	100.0%	0.0%
Mauser Singapore PTE Ltd.	Singapore, Singapore	Production	100.0%	100.0%	0.0%
Mauser Ambalaj Sanayi ve Ticaret A.S.	Gebze, Turkey	Production	99.4%	99.4%	0.6%
NCG Metal ve Plastik Ambalaj Yenileme	Gebze,	Re-	100.0%	100.0%	0.0%
Sanayi ve Ticaret A.S.	Turkey	conditioning
Mauser UK Ltd.	Little- borough, UK	Production	100.0%	100.0%	0.0%
NCG UK Ltd.	London, UK	Re- conditioning	50.0%	50.0%	50.0%
Mauser Primary Holding, LLC	Wilmington, USA	Holding	100.0%	100.0%	0.0%
Mauser US Corporate, LLC	Wilmington, USA	Holding	100.0%	100.0%	0.0%
Mauser USA, LLC	East Brunswick,	Production	100.0%	100.0%	0.0%
American Container Net, LLC	Chicago,	Holding	100.0%	100.0%	0.0%
	USA
with its subsidiaries:
ACN-Providence, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN-Pittsburgh, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN-Richmond, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN-Logistics, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN Burbank, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
Mauser International Mexico, S. DE R.L. DE C.V.	Mexico City, Mexico	Production	51.0%	51.0%	49.0%
National Container Group LLC	Chicago, USA	Re- conditioning	100.0%	100.0%	0.0%
with its subsidiaries:
RTQ NCG Containers Inc.	Mississauga, Canada	Holding	50.0%	100.0%	0.0%

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Name	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the group	Proportion of ordinary shares held by Non- controlling interests
NCG Manufacturing Company	Chicago, USA	Re- conditioning	100.0%	100.0%	0.0%
NCG East LLC	Cleveland, USA	Re- conditioning	100.0%	100.0%	0.0%
NCG South Carolina LLC	Simpson- ville, USA	Re- conditioning	100.0%	100.0%	0.0%
NCG West LLC	Colton, USA	Re- conditioning	100.0%	100.0%	0.0%
NCG Prime Pack LLC	Dallas, USA	Re- conditioning	60.0%	60.0%	40.0%
NCG Tri Iowa, Inc.	Iowa Falls, USA	Re- conditioning	51.0%	51.0%	49.0%
* Mauser International Packaging Institute GmbH	Brühl, Germany		100.0%	100.0%	0.0%
* Drumnet GmbH	Brühl, Germany		100.0%	100.0%	0.0%

*	These immaterial subsidiaries are not consolidated

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

As of December 31, 2013, the Predecessor indirectly or directly held the following major equity investments:

Name	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the group	Proportion of ordinary shares held by Non- controlling interests
Mauser do Brasil Embalagens Industriais S.A.	Sao Paulo, Brazil	Production	100.0%	100.0%	0.0%
Tamlimp Industria e Comercio de Embalagens LTDA	Sao Paulo, Brazil	Re- conditioning	94.7%	94.7%	5.3%
NCG Bressan Industria e Comercio de Embalagens LTDA	Sao Paulo, Brazil	Re- conditioning	51.0%	51.0%	49.0%
MAUSER AG	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser Industriebeteiligungen GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser Beteiligungs-GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser-Werke GmbH	Brühl, Germany	Production	100.0%	100.0%	0.0%
Mauser Holding International GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Mauser Maschinentechnik GmbH	Brühl, Germany	Production	100.0%	100.0%	0.0%
Mauser Industrieverpackungen GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
Kremann und Esser GmbH & Co. KG	Kierspe, Germany	Production	66.7%	66.7%	33.3%
Kremann und Esser GmbH	Kierspe, Germany	Holding	51.0%	51.0%	49.0%
NCG Buchtenkirchen GmbH	Brühl, Germany	Re- conditioning	100.0%	100.0%	0.0%
NCG Europe GmbH	Brühl, Germany	Re- conditioning	100.0%	100.0%	0.0%
NCG / WEISS IBC-Servicecenter GmbH & Co. KG	Bickenbach, Germany	Re- conditioning	51.0%	51.0%	49.0%
NCG / WEISS Beteiligungs-GmbH	Bickenbach, Germany	Holding	51.0%	51.0%	49.0%
Milwaukee Finance GmbH	Brühl, Germany	Holding	100.0%	100.0%	0.0%
EAM Ltd.	Cayman Islands	Holding	100.0%	100.0%	0.0%
Mauser France S.A.S.	St. Denis, France	Production	100.0%	100.0%	0.0%
NCG Iberia Reconditioning, S.L.	Barcelona, Spain	Re- conditioning	51.0%	51.0%	49.0%

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Name	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the group	Proportion of ordinary shares held by Non- controlling interests
NCG UK Ltd.	London, UK	Re- conditioning	50.0%	50.0%	50.0%
Inuit U.S. Holdings, Inc.	East Brunswick, USA	Holding	100.0%	100.0%	0.0%
Mauser Holding USA, LLC	East Brunswick, USA	Holding	100.0%	100.0%	0.0%
Mauser USA, LLC	East Brunswick, USA	Production	100.0%	100.0%	0.0%
American Container Net, LLC	Chicago,	Holding	100.0%	100.0%	0.0%
	USA
with its subsidiaries:
ACN-Providence, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN-Pittsburgh, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN-Richmond, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN-Logistics, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
ACN Burbank, LLC	Wilmington, USA	Inactive	100.0%	100.0%	0.0%
American Fiber Drum LLC	Chicago, USA	Production	100.0%	100.0%	0.0%
Mauser Plastienvases International, S. DE R.L. DE C.V.	Mexico City, Mexico	Production	51.0%	51.0%	49.0%
National Container Group LLC	Chicago, USA	Re- conditioning	100.0%	100.0%	0.0%
with its subsidiaries:
RTQ NCG Containers Inc.	Mississauga, Canada	Inactive	50.0%	100.0%	0.0%
NCG Manufacturing Company	Chicago, USA	Re- conditioning	100.0%	100.0%	0.0%
NCG East LLC	Cleveland, USA	Re- conditioning	100.0%	100.0%	0.0%
NCG South Carolina LLC	Simpsonville, USA	Re- conditioning	100.0%	100.0%	0.0%
NCG West LLC	Colton, USA	Re- conditioning	100.0%	100.0%	0.0%
Aprovechamiento y Recuperación de Bidones y Envases S.L.	Sevilla, Spain	Re- conditioning	55.0%	55.0%	45.0%
NCG France S.A.S.	St. Denis, France	Re- conditioning	100.0%	100.0%	0.0%

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Name	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the group	Proportion of ordinary shares held by Non- controlling interests
Time Mauser Industries PTE Ltd.	Kachigam, India	Production	51.0%	51.0%	49.0%
Mauser Italia S.p.A.	Grezaggo, Italy	Production	100.0%	100.0%	0.0%
Maider IBC S.r.l.	Villastellone, Italy	Re- conditioning	51.0%	51.0%	49.0%
MAUSER Poland Sp. z o.o.	Warsaw, Poland	Production	100.0%	100.0%	0.0%
NCG-Container solutions SA (PTY) LTD	Durban, South Africa	Re- conditioning	50.9%	50.9%	49.1%
Mauser Canada Ltd.	Burlington, Canada	Production	100.0%	100.0%	0.0%
Mauser East Asia Trading Co. Ltd.	Shanghai, China	Holding	100.0%	100.0%	0.0%
Stanta Mauser (Malaysia) SDN. BHD.	Shah Alam, Malaysia	Production	51.0%	51.0%	49.0%
Stanta Mauser Pahang (Malaysia) SDN. BHD.	Shah Alam, Malaysia	Production	51.0%	51.0%	49.0%
Mauser Benelux B.V.	Oosterhout, Netherlands	Production	100.0%	100.0%	0.0%
Mauser Holding Netherlands B.V.	Oosterhout, Netherlands	Holding	100.0%	100.0%	0.0%
MAUSER Holding Participation B.V.	Oosterhout, Netherlands	Holding	100.0%	100.0%	0.0%
Mauser Holding South America B.V.	Oosterhout, Netherlands	Holding	100.0%	100.0%	0.0%
NCG Benelux B.V.	Oosterhout, Netherlands	Re- conditioning	51.0%	51.0%	49.0%
Emballages Techniques Holding S.A.	Geneva, Switzerland	Holding	100.0%	100.0%	0.0%
RTQ Inc.	Boucherville, Canada	Re- conditioning	72.6%	72.6%	27.4%
with its subsidiariy:
RTQ NCG Containers Inc.	Mississauga, Canada	Inactive	50.0%	100.0%	0.0%
Mauser Packaging Jiangsu Co. Ltd.	JiangYin, China	Production	100.0%	100.0%	0.0%
Mauser Packaging LLC	Moscow, Russia	Production	100.0%	100.0%	0.0%
Mauser Singapore PTE Ltd.	Singapore, Singapore	Production	100.0%	100.0%	0.0%
Mauser Ambalaj Sanayi ve Ticaret A.S.	Gebze, Turkey	Production	99.4%	99.4%	0.6%
NCG Metal ve Plastik Ambalaj Yenileme Sanayi ve Ticaret A.S.	Gebze, Turkey	Re- conditioning	100.0%	100.0%	0.0%
Mauser UK Ltd.	Little- borough, UK	Production	100.0%	100.0%	0.0%

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(c) Significant restrictions

Successor

As of December 31, 2014, cash and short-term deposits of €1.1 million are held in China and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from the country, other than through normal dividends.

Predecessor

As of December 31, 2013, cash and short-term deposits of €2.3 million are held in China and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from the country, other than through normal dividends.

(d) Non-controlling interests

Successor and Predecessor

Unless otherwise stated, the subsidiaries have share capital consisting solely of ordinary shares, which are directly held by the Successor, and the proportion of ownership interest held equals the voting rights held by the Successor. The country of incorporation is also the principal place of business.

The table below presents the Successor’s material subsidiaries with non-controlling interests as of December 31, 2014.

Name of entity	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by the group	Proportion of ordinary shares held by non- controlling interests

Stanta Mauser (Malaysia) SDN. BHD.	Shah Alam, Malaysia	Production	51.0%	49.0%
Mauser Reyde Ibèrica S.L.	Tarragona, Spain	Production	50.0%	50.0%
Mauser Ambalaj Sanayi ve Ticaret A.S.	Gebze, Turkey	Production	99.4%	0.6%

The table below presents the Predecessor’s material subsidiaries with non-controlling interests as of December 31, 2013.

Name of entity	Country of incorporation and place of business	Nature of business	Proportion of ordinary shares directly held by the group	Proportion of ordinary shares held by non- controlling interests

Stanta Mauser (Malaysia) SDN. BHD.	Shah Alam, Malaysia	Production	51.0%	49.0%
Mauser Ambalaj Sanayi ve Ticaret A.S.	Gebze, Turkey	Production	99.4%	0.6%

The summarized financial information for each material subsidiary with non-controlling interests are disclosed for each subsidiary before any intercompany eliminations.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following table presents the statements of comprehensive income (loss) of the Companies’ subsidiaries with non-controlling interests:

	Successor	Predecessor
Stanta Mauser (Malaysia) SDN. BHD.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Revenues	13.3	18.7	32.4	37.6

Depreciation and amortization	(0.7)	(0.7)	(1.2)	(1.2)
Finance income	—	—	0.1	—
Finance expenses	—	(0.0)	(0.1)	(0.2)

Profit (Loss) from continuing operations before taxes	1.3	1.9	2.9	3.2

Income taxes	(0.3)	(0.5)	(0.6)	(0.8)

Profit (Loss) from continuing operations after taxes	1.0	1.4	2.3	2.4

Total comprehensive income (loss)	1.0	1.4	2.3	2.4

Dividend payments to shareholders	2.8	0.5	1.6	0.4
Dividends received by non-controlling interests	1.4	0.4	0.8	0.2

	Successor	Predecessor*
Mauser Reyde Ibèrica S.L.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Revenues	8.8	—	—	—

Depreciation and amortization	(0.6)	—	—	—

Profit (Loss) from continuing operations before taxes	0.1	—	—	—

Profit (Loss) from continuing operations after taxes	0.1	—	—	—

Total comprehensive income (loss)	0.1	—	—	—

*	Accounted for using the equity method

	Successor	Predecessor
Mauser Ambalaj Sanayi ve Ticaret A.S.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Revenues	10.6	12.5	22.5	22.0

Depreciation and amortization	(0.6)	(0.4)	(0.7)	(0.5)
Finance income	1.6	1.9	5.2	2.2
Finance expenses	(1.2)	(2.1)	(0.8)	(1.4)

Profit (Loss) from continuing operations before taxes	1.6	1.9	8.2	8.0

Income taxes	(0.4)	(0.4)	(1.6)	(1.2)

Profit (Loss) from continuing operations after taxes	1.2	1.6	6.6	6.8

Total comprehensive income (loss)	1.2	1.6	6.6	6.8

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following tables present the balance sheets of the Companies’ subsidiaries with non-controlling interests:

	Successor	Predecessor
Stanta Mauser (Malaysia) SDN. BHD.	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Assets	55.0	23.0

Non-current assets	43.2	13.0
Current assets other than cash and cash equivalents	9.7	7.8
Cash and cash equivalents	2.1	2.2

Liabilities	12.2	5.1

Non-current non-financial liabilities	7.7	1.8
Current non-financial liabilities	4.5	3.0
Current financial liabilities (excluding trade and other payables and provisions)	—	0.3

Net assets	42.8	17.9

	Successor	Predecessor*
Mauser Reyde Ibèrica S.L.	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Assets	14.4	—

Non-current assets	6.8	—
Current assets other than cash and cash equivalents	6.8	—
Cash and cash equivalents	0.8	—

Liabilities	4.2	—

Non-current non-financial liabilities	0.5	—
Current non-financial liabilities	3.6	—
Current financial liabilities (excluding trade and other payables and provisions)	0.1	—

Net assets	10.2	—

*	Accounted for using the equity method

	Successor	Predecessor
Mauser Ambalaj Sanayi ve Ticaret A.S.	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Assets	70.0	31.1

Non-current assets	38.3	5.4
Current assets	30.3	23.4
Cash and cash equivalents	1.4	2.3

Liabilities	15.3	5.4

Non-current non-financial liabilities	5.2	0.4
Non-current financial liabilities (excluding trade and other payables and provisions)	0.1	—
Current non-financial liabilities	10.0	5.0

Net assets	54.7	25.7

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following tables presents the cash position of the Companies’ subsidiaries with non-controlling interest:

	Successor	Predecessor
Stanta Mauser (Malaysia) SDN. BHD.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Net cash generated from (used in) operating activities	1.5	1.3	2.7	6.3

Income tax paid	(0.7)	(0.3)	(0.7)	(0.9)

Net cash generated from (used in) operating activities	0.8	1.0	2.0	5.3

Net cash generated from (used in) investing activities	(0.9)	(0.5)	(1.4)	(0.8)

Interest paid	0.0	0.0	0.0	(0.1)

Net cash generated from (used in) financing activities	0.4	(0.3)	(0.8)	(2.6)

Net increase (decrease) in cash and cash equivalents	0.4	0.2	(0.2)	1.9
Cash and cash equivalents at the beginning of the period	2.0	2.2	3.0	0.7
Exchange gains (losses)	(0.3)	(0.4)	(0.5)	0.3

Cash and cash equivalents at the end of the period	2.1	2.0	2.2	3.0

	Successor	Predecessor*
Mauser Reyde Ibèrica S.L.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Net cash generated from (used in) operating activities	(2.5)	—	—	—

Income tax paid	(0.1)	—	—	—

Net cash generated from (used in) operating activities	(2.6)	—	—	—

Net cash generated from (used in) investing activities	(1.9)	—	—	—

Net cash generated from (used in) financing activities	0.1	—	—	—

Net increase (decrease) in cash and cash equivalents	(4.4)	—	—	—
Cash and cash equivalents at the beginning of the period	—	—	—	—
Exchange gains (losses)	5.2	—	—	—

Cash and cash equivalents at the end of the period	0.8	—	—	—

*	Account for using the equity method

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Successor	Predecessor
Mauser Ambalaj Sanayi ve Ticaret A.S.	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Net cash generated from (used in) operating activities	(1.8)	0.7	2.3	2.1

Income tax paid	(0.3)	(0.7)	(1.4)	(1.1)

Net cash generated from (used in) operating activities	(2.1)	(0.1)	0.9	1.0

Net cash generated from (used in) investing activities	(3.6)	(0.7)	(2.0)	(2.5)

Interest paid	0.4	0.4	0.8	0.9

Net cash generated from (used in) financing activities	1.3	(1.3)	(1.5)	(12.3)

Net increase (decrease) in cash and cash equivalents	(4.3)	(2.1)	(2.6)	(13.8)
Cash and cash equivalents at the beginning of the period	1.3	2.3	2.7	12.5
Exchange gains (losses)	4.4	1.1	2.2	4.0

Cash and cash equivalents at the end of the period	1.4	1.3	2.3	2.7

The following table presents the profit attributable to non-controlling interest shareholders allocated to subsidiaries:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Stanta Mauser (Malaysia) Sdn. Bhd., Shah Alam, Malaysia
Stanta Mauser Pahang (Malaysia) Sdn. Bhd., Shah Alam, Malaysia	0.5	1.1
National Container Group Benelux B.V., Oosterhout, Netherlands	0.2	0.3
NCG Prime Pack LLC, Dallas, USA	0.2	—
NCG-Container Solutions SA (PTY) LTD, Durban, South Africa	0.1	0.1
Mauser Reyde Ibèrica S.L.; Tarragona, Spain	0.1	—
NCG Tri Iowa, Inc., Iowa Falls, USA	—	—
Kremann und Esser GmbH, Kierspe, Germany	—	—
NCG / WEISS Beteiligungs-GmbH, Bickenbach, Germany	—	—
NCG Bressan Industria e Comercio de Embalagens LTDA, Sao Paulo, Brazil	—	—
Mauser Ambalaj Sanayi ve Ticaret A.S., Cayirova-Gebze, Turkey	—	—
NCG Metal ve Plastik Ambalaj Yenileme San.Tic.A.S., Cayirova-Gebze, Turkey	—	—
Tamlimp Industria e Comercio de Embalagens Ltda., Sao Paulo, Brazil	—	—
Aprovechamiento y Recuperación de Bidones y Envases S.L. (NCG Arbiden Reco), Seville, Spain	—	—
RTQ Inc., Boucherville, Canada	—	0.3
Maider IBC S.r.l., Villastellone, Italy	—	0.4
NCG Iberia Reconditioning S.L., Barcelona, Spain	—	(0.1)
NCG UK Ltd., London, Great Britain	(0.1)	—
TIME Mauser Industries Private Ltd., Kachigam/Daman (U.T.), India	(0.1)	(0.1)
Mauser International Mexico, S. DE R.L. DE C.V., Mexico City, Mexico	(0.1)	(0.4)

Total	0.8	1.6

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

In accordance with IAS 32, changes in non-controlling interests of the partnerships, NCG / WEISS IBC-Servicecenter GmbH & Co. KG, Bickenbach, Germany and Kremann & Esser GmbH & Co.KG, Kierspe, Germany, are reported as ‘Finance income’ or ‘Finance costs’.

(e) Disposals of subsidiaries and businesses

Pursuant to the sale agreement dated January 16, 2014, Mauser Industriebeteiligungen GmbH, Brühl, Germany, sold all shares in EAM Ltd, Grand Cayman, Cayman Islands (“EAM”), to Dubai International Capital LLC, Dubai, UAE for €28.4 million in cash. At the time of the sale EAM held a part of the borrowings extended to Mauser Holding under the senior facility agreement. As a result of the sale this borrowing was no longer eliminated in consolidation, consequently borrowings increased by €29.3 million.

Pursuant to the agreement dated April 11, 2013, Mauser Holding International GmbH, Brühl, Germany, sold 100% of the shares in Mauser Scandinavia AB, Gothenburg, Sweden. The sale of shares in Mauser Scandinavia AB, Gothenburg, Sweden resulted in the disposal of less than €0.1 million in current assets excluding cash, and €0.1 million in current liabilities. In addition cash decreased by €0.7 million. The selling price amounted to €0.6 million, and a loss of less than €0.1 million was recognized. The purchase price was transferred to the Mauser Holding International GmbH, Brühl, Germany.

On February 23, 2012, Mauser Holding Netherlands B.V., Oosterhout, Netherlands, contractually agreed to sell its 51% equity investment in Mauser Holding Asia Pte. Ltd, Singapore, Singapore, including its interest in Pack Delta Public Company Ltd., Bangkok, Thailand. The sale was registered in the commercial register on 23 April 2012. Both companies were deconsolidated on the same date.

In connection with the disposal of the shares in Mauser Holding Asia Pte. Ltd, Singapore, Singapore, and Pack Delta Public Company Ltd., Bangkok, Thailand, the separate financial statements of Pack Delta reported declines of €3.8 million in non-current assets, €3.0 million in current assets less cash, €0.9 million in non-current liabilities and €0.3 million in current liabilities, with the separate financial statements of Mauser Holding Asia Pte. Ltd reporting decreases of €8.3 million in non-current assets and €2.6 million in current liabilities. The decline in cash totaled €1.5 million (Mauser Holding Asia Pte. Ltd: €0.1 million; Pack Delta: €1.4 million). A purchase price of €4.0 million was negotiated, which led to a net cash inflow of €2.5 million. The net de-consolidation loss of €3.3 million (Mauser Holding Asia Pte. Ltd: €1.1 million; Pack Delta: €-4.4 million) was reported in full under other operating expenses.

Under the purchase agreement dated 28 September 2012, Mauser Holding USA, LLC, National Container Group, LLC, American Container Net, LLC, ACN- Pittsburgh, LLC, ACN- Providence, LLC, ACN- Logistics, LLC, ACN- Burbank, LLC, and ACN- Richmond, LLC, sold all of their assets related to their steel reconditioning activities. Non-current assets decreased by €5.4 million, current assets excluding cash by €4.3 million, noncurrent liabilities by zero and current liabilities by €2.1 million in connection with the disposal of the assets. A purchase price of €25.9 million was negotiated, which led to a cash inflow of €25.1 million. Under the agreement, an amount of €0.8 million was retained to be used as a payment at the end of June 2013.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(36) INCOME TAX

Successor and Predecessor

The calculation of current taxes is based on the individual tax rate applicable to each subsidiary. The significant German subsidiaries of the Companies are subject to trade tax of approximately 14.0% on the earnings before income taxes. The corporate tax rate is 15.0%, plus a solidarity surcharge of 5.5% on the corporate tax. The total tax rate is between 28.2% and 31.6% depending on the applicable trade tax rate. Foreign tax rates vary between 17.0% and 37.8%.

Deferred taxes are determined on the basis of the tax rates applicable or expected at the time of realization in accordance with the current legal situation in the respective countries. In Germany, the corporation tax rate has been 15%. Taking into account an average effective trade tax rate of around 14.0% and a solidarity surcharge of 5.5% on the corporation tax, a tax rate of 30.0% is applied to German subsidiaries.

The majority of the German subsidiaries are part of a tax group, with Mauser Corporate GmbH (Successor) or Mauser Holding GmbH (Predecessor) being the tax group parent. Since corporation tax regulations limit the amount of interest expenses that can be deducted (interest barrier), this led to current tax expenses at Mauser Corporate GmbH (Successor) or Mauser Holding GmbH (Predecessor).

The Companies’ income tax expenses are as follows:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Current income taxes	3.8	16.7	17.3	22.4
Deferred income taxes	0.8	(4.0)	(1.8)	(8.0)

Total	4.6	12.7	15.5	14.4

The Companies’ income tax refund claims and income taxes payable are as follows:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Income taxes—assets	4.9	4.7
Income taxes—liabilities	(17.1)	(7.9)

Total	(12.2)	(3.2)

Deferred taxes have not been calculated on retained profits in foreign subsidiaries, because these profits are reinvested for an indefinite period or are not subject to the corresponding taxation. The calculation of the potential tax impacts from the difference between the net assets of the subsidiaries and the tax base of the shares in the subsidiaries showed that the impacts were not material (less than €0.1 million).

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Deferred tax assets on loss carry forwards were recognized by the Successor and Predecessor in the following countries:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Brazil	9.2	3.6
France	6.6	4.0
Netherlands	2.6	2.1
Germany	1.7	1.4
India	0.4	0.3
Spain	0.4	0.1
Mexico	0.2	—
Poland	0.2	—
China	0.1	—
Italy	—	0.5
Canada	—	0.3

Total	21.4	12.3

The following table presents loss carry forwards by countries as follows:

	Successor	Predeessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Brazil	20.5	35.5
France	24.3	19.9
China	13.2	9.3
Luxembourg	1.1	—
Others	6.1	13.5

Total	65.2	78.2

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following table presents the reconciliation of income tax expense from the expected tax expense based on statutory tax rate of 30.0%:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Profit/Loss before tax	(28.5)	(6.3)	(0.3)	(6.0)

Expected tax expenses at applicable tax rate in Germany (30%)	(8.5)	(1.9)	(0.1)	(1.8)

Withholding tax	0.3	0.9	1.8	1.8
Income not subject to tax	—	0.2	1.5	(0.2)
Expenses not deductible for tax purposes	6.7	0.4	0.4	8.0
Utilization on previously unrecognized tax losses	0.1	0.1	(0.3)	(0.2)
Interest/tax losses for which no deferred income tax asset was recognized	1.5	2.4	8.8	4.9
Expired carried forward tax losses	—	2.1	—	—
Income tax expenses prior years	0.8	—	—	0.4
Tax rate differences between German and local tax rates	1.2	0.5	0.6	(0.7)
Non-deductible impairment	—	—	0.1	0.2
Other	2.5	8.0	2.7	2.0

Tax charge (credit)	4.6	12.7	15.5	14.4

Successor

For the period April 30, 2014 through December 31, 2014, current tax expense of €3.8 million is comprised primarily of the current income taxes of Mauser Corporate GmbH of €2.7 million, Stanta Mauser of €0.5 million and Mauser Ambalaj y Recuperacion de Bidones y Envases S.L. in the amount of €0.3 million.

For the period from April 30, 2014 through December 31, 2014, deferred tax assets in the amount of €0.8 million relating to pension provision were recognized in other comprehensive income. The amounts are reported under accumulated other comprehensive income (loss) for all the periods presented.

Predecessor

Other for the period January 1, 2014 through July 31, 2014 is comprised primarily of €3.9 million related to interest expenses which are not tax deductible due to limitations on the amount of interest expenses that are deductible under German tax law and €3.6 million of non-deductible expenses related to MEP II.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following table presents a roll forward of the Successor’s deferred tax assets:

	Successor
	Fixed assets	Tax losses carried forward	Other provisions	Pensions	Other	Total
	€ millions
As of Apr 30, 2014	—	—	—	—	—	—

Purchase price allocation	0.5	24.0	1.3	4.0	4.8	34.6
Recognized in income statement	0.3	—	(1.4)	(0.5)	1.8	0.2
Charged directly to equity	—	—	—	0.8	—	0.8
Prior year adjustments	—	(1.7)	1.7	—	—	—
Other	—	(0.9)	—	0.2	0.7	—

As of Dec 31, 2014	0.8	21.4	1.6	4.5	7.3	35.6

The prior year adjustments relate to the correction of deferred tax assets in connection with losses carried forward. The following table presents a roll forward of the Successor’s deferred tax liabilities:

	Successor
	Fixed assets	Other provisions	Other	Total
	€ millions
As of Apr 30, 2014	—	—	—	—

Purchase price allocation	327.4	—	9.3	336.7
Recognized in income statement	(3.8)	—	4.8	1.0
Charged directly to equity	—	—	—	—
Other	14.8	0.1	1.9	16.8

As of Dec 31, 2014	338.4	0.1	16.0	354.5

The line item other includes primarily the effects of currency translation.

As of December 31, 2014, the Successor has interest carry forwards of €23.5 million at the level of Mauser Corporate GmbH. This amount has no expiration date.

As of December 31, 2014, deferred tax assets were recognized related to temporary differences of €4.0 million, for such differences not expected to be realizable based on management forecasts. These temporary differences do not have expiration dates.

Predecessor

In the Predecessor’s financial statements for the financial period ended July 31, 2014 deferred tax assets in the amount of €0.8 million regarding pension provision were recognized in other comprehensive income. The amounts are reported under other comprehensive income (loss) for all the periods presented.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following tables present a roll forward of the Predecessor’s deferred tax assets:

	Predecessor
	Fixed assets	Tax losses carried forward	Other provisions	Pensions	Other	Total
	€ millions
As of Jan 1, 2013	2.2	14.5	3.3	3.9	9.2	33.1

Recognized in income statement	—	(2.1)	1.0	(0.8)	(1.6)	(3.5)
Charged directly to equity	(0.5)	—	—	0.5	(2.0)	(2.0)
Other	0.1	—	(0.1)	—	1.4	1.4

As of Dec 31, 2013	1.8	12.4	4.2	3.6	7.0	29.0

The line item other includes primarily the effects of currency translation. The following table presents a roll forward of the Predecessor’s deferred tax liabilities:

	Predecessor
	Fixed assets	Other provisions	Other	Total
	€ millions
As of Jan 1, 2013	109.7	0.3	17.1	127.1

Recognized in income statement	(4.8)	(0.2)	(0.3)	(5.3)
Charged directly to equity	(3.0)	—	0.0	(3.0)
Other	(0.1)	—	0.4	0.3

As of Dec 31, 2013	101.8	0.1	17.2	119.1

As of December 31, 2013 and 2012, the Predecessor had interest carry forwards of €147.0 million at the level Mauser Holding GmbH as the former parent company of the German tax group due to the German interest barrier. Based on the current budget, it is not expected that Mauser Corporate GmbH will generate net interest income in future periods. Therefore, deferred tax assets were not recorded in connection with interest expense carry forwards. Interest carry forwards may be carried forward indefinitely.

In addition, no deferred tax assets were recognized on loss carry forwards amounting to €65.2 million by the Successor in 2014 and in the prior year €78.2 million relating to the Predecessor. Most deferred tax assets on loss carry forwards do not have an expiration date.

In Germany, the tax audits for the years 2005 to 2008 were concluded at the Predecessor which are part of the tax group of which Mauser Holding GmbH was the tax group parent. The material findings of the concluded audits for the period relate to intra-group transfer pricing and the interest rate of the shareholder loan. In addition, there were various immaterial findings related to the recognition of provisions. The corresponding assessments for the tax audit periods were issued in 2013. Mauser objected to all assessments, primarily with regard to the findings in connection with intra-group transfer pricing—and requested that the execution of the audits be suspended. The request to suspend the execution was granted in all cases. Furthermore, a mutual agreement procedure was initiated in 2014 in connection with the findings related to intra-group transfer pricing. Taking into account the objections that had been raised, provisions were recognized for the concluded tax audits.

In 2013, a tax audit of the tax group of Mauser Holding GmbH was ordered for the assessment periods 2009 to 2011. The tax audits have since commenced. Corporation, trade and value added taxes are the subject of

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

the audit. As with the previous tax audit, the tax audit again questions the level of the internal transfer prices and the appropriateness of interest rates for shareholder loans. Based on the expected risks, additional provisions for these risks have already been recognized in the Successor Financial Statements. There have been no other findings to date.

Provided that offsetting effects are anticipated in the USA, Canada and Italy, receivables are reported for any provisions recognized in Germany in connection with transfer prices. Management expects an overall positive effect as a result of the negotiation between the US and German tax authorities. Management believe that these provisions cover all the expected additional tax payments. From January 1, 2014 to July 31, 2014, current tax expense of €16.7 million is comprised primarily of the current income taxes of Inuit US Holding Inc. of €8.2 million, Mauser Corporate GmbH of €5.9 million, Stanta Mauser of €0.6 million, Mauser Ambalaj y Recuperacion de Bidones y Envases S.L. of €0.4 million and Mauser UK Ltd. of €0.3 million.

For the year ended December 31, 2013, current tax expense of €17.3 million is comprised primarily of the current income taxes of Inuit US Holding, Inc., amounting to €14.6 million, and Mauser Ambalaj y Recuperacion de Bidones y Envases S.L. in the amount of €1.6 million.

For the year ended December 31, 2012, current tax expense of €20.8 million is comprised primarily of the current income taxes of Inuit US Holding, Inc., amounting to €15.1 million, and of the German subsidiaries, totaling €2.7 million, of which €1.6 million relates to income taxes for prior years. Furthermore, Mauser Canada and Mauser Italia each had current tax income of €0.4 million for the year ended December 31, 2012.

(37)	EARNINGS PER SHARE

Successor and Predecessor

As seen within note (44), the Successor and Predecessor do not have a formal capital structure and therefore, earnings per share have not been disclosed. Upon effectiveness of the IPO, earnings per share will be disclosed.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(38)	PROPERTY, PLANT AND EQUIPMENT

Successor and Predecessor

The following table presents a reconciliation of the carrying amount of the Successor and Predecessor’s property, plant and equipment:

	Successor
	Land, land rights and buildings including buildings on third party land	Plant and machinery	Other equipment, furniture and fixtures	Prepay- ments and assets under construction	Total
			€ millions
Cost
Balance as of Apr 30, 2014	—	—	—	—	—
Purchase price allocation	133.0	306.3	14.7	19.8	473.8
Additions	2.5	17.9	1.9	3.5	25.8
Disposals	—	(0.6)	(0.2)	—	(0.8)
Exchange differences	3.3	16.6	0.6	0.4	20.9
Reclassification	0.1	10.8	0.8	(11.5)	0.2

Balance as of Dec 31, 2014	138.9	351.0	17.8	12.2	519.9

Accumulated depreciation
Balance at Apr 30, 2014	—	—	—	—	—
Depreciation charge	3.2	10.9	1.3	0.2	15.6
Disposals	—	(0.3)	(0.1)	—	(0.4)
Reclassification	—	—	—	—	—
Exchange differences	0.5	6.1	0.3	—	6.9

Balance as of Dec 31, 2014	3.7	16.7	1.5	0.2	22.1

Carrying amounts
As of Apr 30, 2014	—	—	—	—	—

As of Dec 31, 2014	135.2	334.3	16.3	12.0	497.8

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Predecessor
	Land, land rights and buildings including buildings on third party land	Plant and machinery	Other equipment, furniture and fixtures	Prepay- ments and assets under construction	Total
			€ millions
Cost
Balance as of Jan 1, 2013	146.0	313.3	19.5	23.2	502.0
Acquisitions	0.5	2.8	0.5	—	3.8
Additions	0.6	13.7	0.6	35.3	50.2
Disposals	(5.6)	(6.6)	(0.9)	(2.5)	(15.6)
Exchange differences	(3.7)	(16.6)	(0.9)	(0.6)	(21.8)
Reclassification	5.5	30.9	2.0	(35.8)	2.6

Balance as of Dec 31, 2013	143.3	337.5	20.8	19.6	521.2

Accumulated depreciation
Balance as of Jan 1, 2013	32.6	160.9	12.2	(0.1)	205.6
Depreciation charge	7.2	29.3	3.0	(0.1)	39.4
Disposals	(3.1)	(3.3)	(0.7)	—	(7.1)
Reclassification	0.2	(0.2)	0.2	—	0.2
Exchange differences	(1.1)	(8.2)	(0.5)	0.1	(9.7)

Balance as of Dec 31, 2013	35.8	178.5	14.2	(0.1)	228.4

Carrying amounts
As of Jan 1, 2013	113.4	152.4	7.3	23.3	296.4

As of Dec 31, 2013	107.5	159.0	6.6	19.7	292.8

The following table presents information relating to the Companies’ finance lease agreements:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Total future minimum payments
due in less than one year	1.4	1.1
due between one and five years	3.0	1.4
due in more than five years	4.4	5.9

	8.8	8.4

Present value of the minimum lease payments
due in less than one year	1.4	1.1
due between one and five years	3.0	1.3
due in more than five years	4.4	5.8

	8.8	8.2

Finance cost not yet realized	—	0.2

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The Companies lease various vehicles and machinery under non-cancellable finance lease agreements. The lease terms are between 3 and 15 years, and ownership of the assets lies within the Companies.

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Cost-capitalized finance lease	8.9	8.9
Accumulated depreciation	(2.9)	(2.2)

Net book amount	6.0	6.7

The carrying amounts of the leased assets as follows:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Machinery and vehicles	0.5	0.7
Buildings	5.5	6.0

Net book amount	6.0	6.7

Successor

As of December 31, 2014, €160.7 million of property, plant and equipment are pledged as securities for liabilities.

Predecessor

As of December 31, 2013, €223.1 million of property, plant and equipment are pledged as securities for liabilities.

During the year ended December 31, 2012, an impairment charge of €0.3 million was recorded within depreciation expense relating to non-current assets reclassified to assets held for sale during the year in anticipation of its planned disposal.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(39)	INTANGIBLE ASSETS

Successor and Predecessor

The following table presents a roll forward of the Successor and Predecessor’s intangible assets:

	Successor
	Customer relation- ships	Goodwill	Trademarks and licenses	Software	Technology and other rights	Prepayments	Total
				€ millions
Cost or valuation
Balance as of Apr 30, 2014	—	—	—	—	—	—	—
Purchase price allocation	570.3	202.6	52.9	5.2	140.8	—	971.8
Exchange differences	33.1	11.2	1.9	(0.2)	2.6	0.1	48.7
Reclassification	—	—	—	(0.1)	—	(0.1)	(0.2)

Balance as of Dec 31, 2014	603.4	213.8	54.8	4.9	143.4	—	1,020.3

Accumulated amortization
Balance as of Apr 30, 2013	—	—	—	—	—	—	—
Amortization charge	10.5		0.1	0.5	2.9	—	14.0
Exchange differences	1.4	—	0.2	(0.1)	—	—	1.5

Balance as of Dec 31 2014	11.9	—	0.3	0.4	2.9	—	15.5

Carrying amounts
As of Apr 30, 2014	—	—	—	—	—	—	—

As of Dec 31, 2014	591.5	213.8	54.5	4.5	140.5	—	1,004.8

	Predecessor
	Customer relation- ships	Goodwill	Trademarks and licenses	Software	Technology and other rights	Prepayments	Total
				€ millions
Cost or valuation
Balance as of Jan 1, 2013	219.6	347.6	72.2	6.5	59.3	3.3	708.5
Acquisitions	2.3	4.0	—	—	—	—	6.3
Exchange differences	(7.9)	(14.3)	(3.3)	(0.3)	(2.0)	(0.1)	(27.9)
Additions	—	0.4	0.3	0.8	—	—	1.5
Disposals	—	—	—	(0.1)	—	—	(0.1)
Reclassification	—	—	—	0.5	—	(3.2)	(2.7)

Balance as of Dec 31, 2013	214.0	337.7	69.2	7.4	57.3	—	685.6

Accumulated amortization
Balance as of Jan 1, 2013	80.6	50.3	1.6	4.8	31.0	0.2	168.5
Amortization charge	15.3	0.1	0.6	1.2	4.2	—	21.4
Disposals	—	—	—	(0.1)	—	—	(0.1)
Reclassification	—	—	—	—	—	(0.2)	(0.2)
Exchange differences	(3.3)	(3.7)	(0.1)	(0.3)	(1.1)	—	(8.5)

Balance as of Dec 31, 2013	92.6	46.7	2.1	5.6	34.1	—	181.1

Carrying amounts
As of Jan 1, 2013	139.0	297.3	70.6	1.7	28.3	3.1	540.0

As of Dec 31, 2013	121.4	291.0	67.1	1.8	23.2	—	504.5

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

The customer relationships identified as part of the Acquisition are amortized over a period between 20 and 30 years, and technology is amortized over a period between 16 and 21 years.

During the period from April 30, 2014 through December 31, 2014, amortization of €3.2 million and €10.8 million were included in cost of sales and selling, general and administrative expenses, respectively.

Predecessor

The customer relationships identified as part of the acquisition by Dubai International Capital LLC on June 14, 2007 are amortized over a period of 15 years, and technology is amortized over a period of between 6 and 20 years.

During the period from January 1, 2013 through December 31, 2013 amortization of €5.1 million and €16.3 million were included in cost of sales and selling, general and administrative expenses, respectively.

Goodwill impairment test

Successor and Predecessor

The following tables present the parameters used in the impairment tests for each SBU:

	Successor
	As of Dec 31, 2014
	Europe	North America	South America	Asia	Recon- ditioning	Holdings and other
	in %
Weighted Average Cost of Capital (after tax)	6.1	5.5	8.0	6.6	5.9	6.1
Pre-tax Weighted Average Cost of Capital	7.9	7.3	9.7	8.6	8.1	6.4
Terminal Growth Rate	0.5	0.5	1.0	1.0	1.0	0.5

	Predecessor
	As of Dec 31, 2013
	Europe	North America	South America	Asia	Holdings and other
			in %
Weighted Average Cost of Capital (after tax)	6.9	6.3	8.8	7.4	6.9
Pre-tax Weighted Average Cost	9.5	8.9	11.7	9.9	9.6
Terminal Growth Rate	0.5	0.5	1.0	1.0	0.5

Successor

The goodwill from acquisitions capitalized at the SBU level is tested annually for impairment.

Goodwill and other intangible assets from acquisitions are tested for impairment annually or as a result of a triggering event on the basis of the future cash flows expected over the next six years, which is the period of time management can reasonably estimate future cash flows. Goodwill and other intangible assets from acquisitions have been allocated to the corresponding cash generating units (CGUs). The CGUs reflect the organizational structure, which in general specifies a breakdown by region into SBUs. Additionally, all reconditioning activities are included in a separate Reconditioning SBU. The impairment test for all intangible assets with indefinite

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

useful lives was performed together with the impairment tests for goodwill and other intangible assets by CGU. The expected cash flows, i.e., the cash flows of these CGUs, according to the annually updated multi-year plan for the next six years, are discounted using a risk-adjusted interest rate determined on the basis of weighted average cost of capital (WACC).

The Successor believes six years to be an appropriate time period with which to project discounted cash flows, as Management evaluates the business in the form of a multi-year plan (MYP) based on a six year business plan which is prepared on a profit center level based on various assumptions (e.g. market growth rates, cost inflation, management incentive programs). The multi-year plan is based on industry studies and management experience. This multi-year plan considers an average annual market- and volume growth over the planning period of 2.4% for SBU Europe, 2.7% for the SBU North America, 4.3% for the SBU South America, 7.9% for SBU Asia and 5.5% for the SBU Reconditioning. The discount rate and comparable pre-tax discount rates are also based on industry analysis and management experience the historical industry average weighted-average cost of capital. The multi-year plan is based on revenue determined individually for each operating segment of the Successor on the basis of a price-volume schedule. All costs were budgeted in the same way with due consideration being given to the individual cost structure of each unit. Average growth between 0.5% and 1.0% was estimated for the expected cash flows after the six year period. The terminal growth rate determination is based on long-run inflation assumptions as well as assumptions of the anticipated growth in the respective industries in the different markets. The terminal growth rate was determined based on management’s estimate consistent with the assumptions that a market participant would make. As of December 31, 2014, the South America and Asia SBU’s had a difference between its recoverable amounts based on the value in use concept and the latest prospective financial information and the carrying amounts of 16% and 20%, respectively. The CGU Europe, North America and Reconditioning SBU had headroom of 69%, 137% and 184%, respectively.

As of December 31, 2014, brands with indefinite useful lives are also tested for impairment on the level of the respective CGUs, which are performed using the value in use method.

Predecessor

The goodwill from acquisitions capitalized at the SBU level is tested annually for impairment.

Goodwill and other intangible assets from acquisitions are tested for impairment annually or as a result of a triggering event on the basis of the future cash flows expected over the next seven years, which is the period of time management can reasonably estimate future cash flows. Goodwill and other intangible assets from acquisitions have been allocated to the corresponding cash generating units (CGUs). The CGUs reflect the organizational structure, which in general specifies a breakdown by region into SBUs. Additionally, all reconditioning activities are included in a separate Reconditioning SBU. The impairment test for all intangible assets with indefinite useful lives was performed together with the impairment tests for goodwill and other intangible assets of the CGU. The expected cash flows, i.e., the cash flows of these CGUs, according to the annually updated multi-year plan for the next seven years, are discounted using a risk-adjusted interest rate determined on the basis of weighted average cost of capital (WACC).

The Predecessor believes seven years to be an appropriate time period with which to project discounted cash flows, as Management evaluates the business in the form of a multi-year plan (MYP) based on a seven year business plan which is prepared on a profit center level based on various assumptions (e.g. market growth rates, cost inflation, management incentive programs). The multi-year plan is based on industry studies and management experience. This multi-year plan considers an average annual market- and volume growth over the planning period of 2.1% for SBU Europe, 2.7% for the SBU North America, 4.0% for the SBU South America

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

and 7.4% for SBU Asia. The discount rate and comparable pre-tax discount rates are also based on industry analysis and management experience the historical industry average weighted-average cost of capital. The multi-year plan is based on revenue determined individually for each operating segment of the Predecessor on the basis of a price-volume schedule. All costs were budgeted in the same way with due consideration being given to the individual cost structure of each unit. Average growth between 0.5% and 1.0% was estimated for the expected cash flows after the seven year period. The terminal growth rate determination is based on long-run inflation assumptions as well as assumptions of the anticipated growth in the respective industries in the different markets. The terminal growth rate was determined based on management’s estimate consistent with the assumptions that a market participant would make. As of December 31, 2013, the South America and Asia SBUs had a difference between its recoverable amounts based on the value in use concept and the latest prospective financial information and the carrying amounts of 91% and 121%, respectively. The Europe and North America SBUs had headroom of 99%, and 171%, respectively.

As of December 31, 2013, brands with indefinite useful lives are also tested for impairment on the level of the respective CGUs, which are performed using the value in use method.

After allocation to the SBUs on the basis of relative fair values, goodwill and intangible assets are attributable to the SBUs as follows:

	Successor
	As of Dec 31, 2014
	Europe	North America	South America	Asia	Recon- ditioning	Holdings and other	Total
				€ millions
Goodwill	58.1	90.2	3.7	11.5	50.3	—	213.8
Customer relationships	161.7	246.9	10.4	32.0	140.5	—	591.5
Brand names	27.9	15.9	1.1	1.0	6.6	—	52.5
Technology	108.1	28.8	2.1	1.5	—	—	140.5
Software	2.6	—	0.7	0.1	0.2	0.9	4.5
Other	0.1	—	0.2	—	1.3	0.4	2.0

Total	358.5	381.8	18.2	46.1	198.9	1.3	1,004.8

	Predecessor
	As of Dec 31, 2013
	Europe	North America	South America	Asia	Recon- ditioning	Holdings and other	Total
				€ millions
Goodwill	102.8	107.2	1.9	9.2	69.9	—	291.0
Customer relationships	47.2	53.4	2.2	2.3	16.3	—	121.4
Brand names	29.3	21.8	5.8	1.7	6.1	—	64.7
Technology	11.9	9.5	1.2	0.6	—	—	23.2
Software	0.6	—	0.4	0.1	0.1	0.6	1.8
Other	—	0.2	0.2	—	1.4	0.6	2.4

Total	191.8	192.1	11.7	13.9	93.8	1.2	504.5

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Successor

In connection with an impairment test, a sensitivity analysis was conducted as of December 31, 2014. An increase in the WACC in each case by 1.0% did not lead to an impairment of goodwill for any of the CGUs. A decrease in EBIT margin by 1.0% would lead to an impairment of goodwill in the SBU South America in the amount of €0.5 million.

A decrease in revenue of 10.0% would not lead to an impairment of goodwill in any CGU. For the CGUs Europe, North America, South America, Asia and Reconditioning the headroom would remain on a level of 55.4%, 116.4%, 6.6%, 8.9% and 157.2%, respectively.

Predecessor

In connection with an impairment test, a sensitivity analysis was conducted as of December 31, 2013. An increase in the WACC in each case by 1.0% did not lead to an impairment of goodwill for any of the CGUs. A decrease in EBIT margin by 1.0% would not lead to an impairment of goodwill for any of the SBUs.

A decrease in revenue of 10.0% would not lead to an impairment of goodwill in any CGU. For the CGUs Europe, North America, South America and Asia the headroom would remain on a level of 80.5%, 145.2%, 72.1% and 97.7%, respectively.

(40)	TRADE AND OTHER RECEIVABLES

Successor and Predecessor

The following table presents the components of the trade and other receivables:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Trade receivables	150.8	126.4
Less: provision for impairment of trade receivables	(2.1)	(1.6)

Trade receivables net	148.7	124.8

Receivables from related parties	—	0.1

Current portion	148.7	124.9

The development of the allowance is presented in note (22).

Successor

As of December 31, 2014, the risk of not collecting on the above receivables is reduced by up to €6.5 million as of result of trade credit insurance held by the Successor.

For the period from April 30, 2014 to December 31, 2014, the Successor sold receivables in the amount of €3.0 million to Commerzbank AG, Frankfurt a. M., Germany, on a non-recourse basis.

Predecessor

As of December 31, 2013, the default risk was reduced by up €3.7 million as a result of trade credit insurance held by the Predecessor.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(41)	INVENTORIES

Successor and Predecessor

The following table presents the components of inventories:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Raw materials and supplies	48.9	36.6
Work in progress	11.1	6.9
Finished goods and merchandise	18.9	16.4

Total	78.9	59.9

Successor

As of December 31, 2014, the Successor recorded a write down on inventories as an expense in cost of sales in the amount of €1.2 million.

As of December 31, 2014, previous inventory write downs in the amount of €0.2 million were reversed.

As of December 31, 2014, inventories in the amount of €28.4 million were pledged as security for liabilities.

Predecessor

As of December 31, 2013, the Predecessor recorded a write down on inventories as an expense in cost of sales in the amount of €1.6 million.

As of December 31, 2013, previous inventory write downs in the amount of €0.4 million were reversed. As of December 31, 2013, inventories in the amount of €46.3 million were pledged as security for liabilities.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(42)	OTHER CURRENT ASSETS

Successor and Predecessor

The following table presents the breakdown of other current assets:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Tax refunds	7.5	5.2
VAT	6.4	7.8
Prepaid expenses	6.9	6.5
Receivables former shareholder	4.3	—
Outstanding bonuses	1.7	1.8
Deposits	1.4	—
Insurance claims	1.0	—
Compensation claims	1.0	0.6
Suppliers with debit balances	0.9	—
Receivables employees	0.6	0.2
Receivables Joint-Venture-Partners	0.2	—
Securities	—	0.9
Other	7.3	1.9
Thereof
Indemnification asset	5.6	—

Total	39.2	24.9

(43)	ASSETS HELD FOR SALE

Successor

As of December 31, 2014, equipment and machinery located in Kuantan, Malaysia, with a carrying amount of €0.5 million are no longer expected to benefit the Successor were identified in connection with the ongoing optimization and restructuring projects. As management plans to sell these assets to external entities within the next twelve months, they were reclassified as assets held for sale.

In accordance with IFRS 5, assets held for sale were impaired by €0.3 million to the estimated fair value less costs to sell as of December 31, 2014. The fair values were measured with observable inputs. The inputs used were the prices from the most recent sales of the Successor or similar external entities. Therefore, the inputs were classified as level 2.

Predecessor

As of December 31, 2013, non-current assets in the amount of €3.2 million that were no longer expected to benefit the Predecessor were identified in connection with the ongoing optimization and restructuring projects. These assets consisted of industrial property, including production and office buildings, in Shah Alam, Malaysia, with a carrying amount of €0.8 million, industrial property with production buildings in Saint Amand, France with a carrying amount of €0.8 million, and equipment and machinery from Belford Roxo, Brazil production facilities (closed) with a carrying amount of €1.6 million. As these assets were slated to be sold to external entities within the next twelve months, they were reclassified as assets held for sale.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

In accordance with IFRS 5, assets held for sale were impaired by €0.8 million to the estimated fair value less costs to sell as of December 31, 2013. The fair values were measured with observable inputs. The inputs used were the prices from the most recent sales or sales in the near future of the Predecessor or similar external entities. Therefore, the inputs were classified as level 2.

(44)	SHARE CAPITAL AND PREMIUM

(a) Issued capital

Successor

Mauser Group B.V. Amsterdam, The Netherlands, was incorporated with a fully paid-up issued capital of €1.00 attributable to 1 share with voting rights and a nominal value of €1.00.

Predecessor

The fully paid-up issued capital of Mauser Holding GmbH was unchanged at €1.0 million as of December 31, 2013 and December 31, 2012. The issued capital is attributable to 500,000 Type A shares with voting rights, 500,000 Type B shares without voting rights and 100 Type C shares without voting rights, with each type of share valued at €1.00 per share.

(b) Capital reserves

Successor

On July 31, 2014 Mauser Group B.V. received a share premium contribution from CD&R Millennium HoldCo 2 B.V. in the amount of €246.7 million.

Predecessor

Changes to capital reserves related to the extinguishment of the shareholder loans as at July 31, 2014. The advantage from interest rates below market value have been recorded in capital reserve between 2011 and 2013. The remaining amount of €8.7 million has been removed from capital reserves.

Changes in capital reserves in the year ended December 31, 2013 consist of a €2.5 million decrease related to a reduction of future benefits to be paid under MEP II (note (18)) due to a change in the expected exit scenario and €0.2 million in reclassifications of put options recognized as part of business combinations. In 2013, the benefit of the difference between contractual interest rate and market interest rate, subject to shareholder loans, in the amount of €0.7 million has been recorded within capital reserve and shareholder loan liabilities (note (45)). In addition capital contributions by the shareholders in the amount of €0.5 million were recorded.

Changes in capital reserves in the year ended December 31, 2012 related to the sale of Pack Delta Public Company LTD., of €1.9 million.

In 2012, the benefit of the difference between contractual interest rate and market interest rate, subject to shareholder loans, in the amount of €13.2 million has been recorded within capital reserve and shareholder loan liabilities (note (45)).

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(c) Other comprehensive income

Successor

The following table presents changes to other comprehensive income:

	Successor
	From Apr 30, 2014 through Dec 31, 2014
	Attributable to owners of the parent	Attributable to Non- controlling interests	Total

Items that will not be reclassified to profit or loss
Remeasurement of post employment benefit obligations	(2.1)	—	(2.1)

	(2.1)	—	(2.1)

Items that may be subsequently reclassified to profit or loss
Currency translation differences	(6.6)	1.0	(5.6)

	(6.6)	1.0	(5.6)

Total	(8.7)	1.0	(7.7)

Predecessor

The following table presents changes to other comprehensive income:

	Predecessor
	From Jan 1, 2014 through July 31, 2014
	Attributable to owner of the parents	Attributable to non- controlling interest	Total
	€ millions
Items that are reclassified to profit or loss
Remeasurement of post employment benefit obligations through profit and loss	(1.6)	—	(1.6)

Items that may be subsequently reclassified to profit or loss
Currency translation differences	(1.6)	—	(1.6)

	10.5	1.2	11.7

	10.5	1.2	11.7

Total	8.9	1.2	10.1

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following table presents changes to other comprehensive income:

	Predecessor
	From Jan 1, 2013 through Dec 31, 2013
	Attributable to owner of the parents	Attributable to non- controlling interest	Total
		€ millions
Items that are reclassified to profit or loss
Remeasurement of post employment benefit obligations through profit and loss	(1.4)	—	(1.4)

	(1.4)	—	(1.4)

Items that may be subsequently reclassified to profit or loss
Cash flow hedges	4.3	—	4.3
Currency translation differences	(17.2)	(3.5)	(20.7)

	(12.9)	(3.5)	(16.4)

Total	(14.3)	(3.5)	(17.8)

The following table presents changes to other comprehensive income:

	Predecessor
	From Jan 1, 2012 through Dec 31, 2012
	Attributable to owner of the parents	Attributable to non- controlling interests	Total
		€ millions
Items that are reclassified to profit or loss
Remeasurement of post employment benefit obligations through profit and loss	(3.6)	—	(3.6)

	(3.6)	—	(3.6)

Items that may be subsequently reclassified to profit or loss
Cash flow hedges	5.6	—	5.6
Currency translation differences	(3.4)	0.2	(3.2)

	2.2	0.2	2.4

Total	(1.4)	0.2	(1.2)

(d) Non-controlling interests

Successor and Predecessor

The non-controlling interests are attributable to the non-controlling shareholders of the consolidated companies listed in note (35). As seen in the consolidated statements of changes in equity, dividends are historically paid to non-controlling interests. The information can be found in the consolidated statements of changes in equity.

Non-controlling interest in the equity of the partnerships NCG / WEISS IBC-Servicecenter GmbH & Co. KG, Bickenbach, Germany and Kremann & Esser GmbH & Co.KG, Kierspe, Germany, are reported as a liability against the non-controlling shareholder in accordance with IAS 32.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(45)	BORROWINGS

Successor and Predecessor

The short-term borrowings and long-term borrowing line items are used to report all interest-bearing obligations of the Companies. The components of the Companies’ long-term and short term borrowings are as follows:

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	Carrying amount	Fair Value	Carrying amount	Fair Value
	€ millions		€ millions
Bank borrowings	986.2	967.6	689.4	688.7
Shareholder loans	1.4	1.3	210.1	202.5
Other financing	12.8	12.8	11.5	11.5
Finance lease liabilities	7.4	7.4	7.1	7.1

Total non-current borrowings	1,007.8	989.1	918.1	909.8

Bank borrowings	32.1	32.1	33.1	33.1
Other financing	7.8	7.8	13.9	13.9
Finance lease liabilities	1.4	1.4	1.1	1.1

Total current borrowings	41.3	41.3	48.1	48.1

Total borrowings	1,049.1	1,030.4	966.2	957.9

The following table presents the breakdown of shareholder loans:

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	Carrying amount	Fair Value	Carrying amount	Fair Value
DICPE	—	—	42.4	40.9
DIC	—	—	166.5	160.5
CD&R Millenium HoldCo 2 B.V	1.4	1.3	—	—
Other	—	—	1.2	1.1

Total shareholder loans	1.4	1.3	210.1	202.5

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(a) Bank borrowings

Successor

As part of the acquisition of Mauser Holding by CD&R as of July 31, 2014, the former existing bank financing under the Senior Facility Agreement (“SFA”) was replaced by a new financing with several liens in EUR and USD, expiring between July 31, 2019 and July 31, 2022. On July 31, 2014, a new debt financing arrangement (“Senior Credit Facilities”) was entered into with Credit Suisse Securities (USA) LLC, Barclays Bank plc, BNP Paribas Fortis SA/NV, ING Capital LLC, Natixis, New York branch and Nomura Securities International, Inc. as joint lead arrangers and joint book runners. The facilities available under the Senior Credit Facilities are as follows as of December 31, 2014:

•	Drawdowns on credit lines totaled €1,062.9 million in cash, which are comprised of the following facilities:

•	First lien term loan facilities (“First Lien Credit Facility”), with an outstanding balance of €731.8 million whose term loans are to be repaid contractually at 1% annually, with the remaining balance repaid upon maturity. The First Lien Credit Facility is comprised of:

•	a term loan facility (“First Lien Dollar Credit Facility”) in the amount of €262.9 million; and

•	a term loan facility (“First Lien Euro Credit Facility”) in the amount of €443.9 million.

•	an acquisition term loan facility (“First Lien Capex Credit Facility”) with a borrowing capacity of €50.0 million.

•	a revolver loan facility (“First Lien Revolving Credit Facility”), with the borrowing capacity of €150.0 million, a drawdown of €25.0 million and €0.7 million in the form of collateral and bank guarantees. Of the contractual borrowing capacity, €15.0 million is assigned as an ancillary facility to BNP Paribas SA/NV Niederlassung Deutschland.

•	Second lien term loan facility (“Second Lien Credit Facility”) in the amount of €331.1 million.

The capitalized bank borrowings under Successor Debt Financing Arrangement was reduced by financing-related transaction costs of €44.6 million as of December 31, 2014, which are allocated to the terms of each facility of the financing.

Under the Successor Debt Financing Arrangement, each direct and indirect wholly-owned U.S., Dutch, German and Luxembourg subsidiary of Mauser Holding S.à r.l., Luxembourg, Luxembourg, guarantees the outstanding liabilities. Additionally, the obligations under the Successor Debt Financing Arrangement are secured by substantially all assets of Mauser Holding S.à r.l., Luxembourg, Luxembourg, and the wholly-owned U.S.-subsidiaries as well as the capital stock of the wholly-owned Dutch, German and Luxembourg subsidiaries. The value of all the assets provided as security is limited by the liabilities of the financing as at the reporting date.

Covenant compliance was achieved and the conditions of the loan agreements were met as of December 31, 2014.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

As of December 31, 2014, the Successor had the following long-term and short-term borrowings under the Successor Debt Financing Arrangement:

	Successor
	As of Dec 31, 2014
Senior credit facilities	Current	Non-current	Total	Due Date	Interest rate
		€ millions
					USD-Libor
					(Floor: 1.0%)
First Lien Dollar Credit Facility (USD)	2.6	260.3	262.9	Jul 31, 2021	+3.50%
					Euribor
					(Floor: 1.0%)
First Loan Lien Euro Credit Facility (EUR)	4.5	439.4	443.9	Jul 31, 2021	+3.75%
					USD-Libor
					(Floor: 1.0%)
Second Lien Credit Facility (USD)	—	331.1	331.1	Jul 31, 2022	+7.25%
					USD-Libor
					(Floor: 1.0%)
					+ 3.25% or
					Euribor
					(Floor: 1.0%)
First Lien Capex Credit Facility (USD or EUR)	—	—	—	Jul 31, 2021	+3.50%
Transaction cost (net)		(44.6)	(44.6)

	7.1	986.2	993.3

					USD-Libor
					+3.25 % or
First Lien Revolving Credit					Euribor
Facility (USD or EUR)	25.0	—	25.0	Jul 31, 2019	+3.50%

Total	32.1	986.2	1,018.3

Predecessor

As part of the acquisition by Dubai International Capital LLC (“DIC”) on June 14, 2007, a senior multi-currency term and revolving facilities agreement for a loan amount of €675.7 million was entered into on June 13, 2007 with Barclays Capital, London, United Kingdom, and Citigroup Global Markets Limited, London, United Kingdom, as lead arrangers.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

As of December 31, 2013, the Predecessor had the following long-term and short-term borrowings under the SFA:

	Predecessor
	As of Dec 31, 2013
Senior credit facilities	Current	Non-current	Total	Due Date	Interest rate
		€ millions
					EURIBOR +
Term Loan B1 (EUR)	—	3.7	3.7	Dec 13, 2015	2.375%
					EURIBOR +
Term Loan B1A (EUR)	—	138.5	138.5	Dec 13, 2016	4.375%
					EURIBOR +
Term Loan B1B (EUR)	—	4.8	4.8	Dec 13, 2016	4.375%
					EURIBOR +
Term Loan B1C (EUR)	—	14.6	14.6	Dec 13, 2016	4.375%
					US LIBOR +
Term Loan B2 (USD)	—	8.3	8.3	Jun 13, 2015	2.375%
					US LIBOR +
Term Loan B2A (USD)	—	131.3	131.3	Dec 13, 2016	4.375%
					US LIBOR +
Term Loan B2B (USD)	—	1.5	1.5	Dec 13, 2016	4.375%
					EURIBOR +
Term Loan C1 (EUR)	—	3.4	3.4	Jun 13, 2016	2.625%
					EURIBOR +
Term Loan C1A (EUR)	—	139.1	139.1	Jun 13, 2017	4.625%
					EURIBOR +
Term Loan C1B (EUR)	—	4.9	4.9	Jun 13, 2017	4.625%
					EURIBOR +
Term Loan C1C (EUR)	—	14.7	14.7	Jun 13, 2017	4.625%
					US LIBOR +
Term Loan C2 (USD)	—	8.3	8.3	Jun 13, 2016	2.625%
					US LIBOR +
Term Loan C2A (USD)	—	131.0	131.0	Jun13, 2017	4.625%
					US LIBOR +
Term Loan C2B (USD)	—	1.5	1.5	Jun 13, 2017	4.625%
					EURIBOR +
Term Loan D (EUR)	—	82.9	82.9	Jun 13, 2017	5.0%
					EURIBOR +
Term Loan D (held by DIC) (EUR)	—	1.2	1.2	Jun 13, 2017	5.0%
					USD-Libor +
					2.0% or
					EURIBOR +
Term Loan Acquisition Facility (USD and EUR)	0.2	—	0.2	Jun13, 2014	2.0%
					USD-Libor +
					4.0% or
Term Loan Acquisition				Jun 13, 2015-	EURIBOR +
Facility A (USD and EUR)	—	8.3	8.3	Jun 13, 2016	4.0%
Transaction cost (net)	(3.9)	(8.6)	(12.5)

	(3.7)	689.4	685.7

Revolving Credit Facility (EUR)	36.7	—	36.7

Total	33.0	689.4	722.4

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Under this agreement, term loans amounting to €685.7 million had been drawn down as of December 31, 2013. The amounts borrowed under the Acquisition Facility are repaid semi-annually in accordance with the contractual terms. The last of those repayments in the amount of €0.2 million of the Term Loan Acquisition Facility is on June 13, 2014. The remaining repayments of the Term Loan Acquisition Facility A in the total amount of €8.3 million are on June 13, 2015, December 13, 2015 and June 13, 2016. During the course of refinancing the agreement during 2013, €12.7 million of the acquisition facility was converted into a long-term facility. The remaining scheduled repayments will be made through June 2016. As of December 31, 2013, there is no additional borrowing capacity under the Acquisition Facility. The other term loans are repayable at maturity.

During June 2013 as part of an “amend and extend” refinancing of the SFA, the terms for the majority of the senior loan facilities were extended by one to two years. At the same time, interest rates were increased for certain facilities and a covenant reset was implemented based on an updated medium-term plan, resulting in current headroom amounting to approximately 15.0%.

As of December 31, 2013 the Predecessor also had a Revolving Credit Facility of €45.7 million under the terms of the senior multi-currency term and revolving facilities agreement. The conversion of €29.3 million of the Revolving Credit Facility to term loans reduced the Revolving Credit Facility in the course of the refinancing in June 2013. Out of this facility was granted as an ancillary facility of €15.0 million with BNP Paribas Bank (formerly Fortis Bank), of which €6.1 million in cash and €0.6 million in collateral and bank guarantees were drawn down as of December 31, 2013. In addition, €30.7 million in cash had been drawn down under the terms of the Revolving Credit Facility as of December 31, 2013. No additional bank guarantees had been drawn down as of December 31, 2013.

The Predecessor evaluated the refinancing of the SFA and concluded that it was not an extinguishment of the loan facilities.

Land charges on property in Germany of €21.6 million were registered in favor of Barclays Capital, London, United Kingdom, in its function as security agent, and shares in other subsidiaries were pledged as collateral. The trade accounts receivable and receivables from insurers and partnerships have also been transferred as collateral, and all movable assets, including inventories, have been pledged as security, and the Predecessor subsidiaries’ cash in bank accounts have also been pledged as collateral. The value of all the assets provided as security is determined by the liabilities as of December 31, 2013.

As part of the sale of the Predecessor to CD&R all financing agreements were terminated and settled. As a result, €10.3 million of financing related transaction costs were recorded in the consolidated statement of comprehensive income (loss) for the period January 1, 2014 through July 31, 2014.

(b) Shareholder loans

Successor

As of December 31, 2014, the Successor has several shareholder loans outstanding with different non-controlling interest shareholders in the total amount of €1.4 million as of December 31, 2014.

Predecessor

In 2011, the interest rates of all shareholder loans have been reduced from 12% to 6% p.a. with retrospective effect as of January 21, 2011. The benefit of the difference between contractual interest rate and market interest

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

rate in the amount of €13.2 million has been recorded within capital reserve and shareholder loan liabilities. Additional financial expenses have been recorded in the periods ended as of December 31, 2012, 2013 and July 31, 2014. The extinguishment of the shareholder loan as of July 31, 2014 resulted in a decrease of capital reserves in the amount of €8.7 million. Additionally, on April 24, 2012 and November 17, 2013, DIC granted additional loans of €20.0 million and €2.4 million, respectively.

During 2007, 2009 and 2010, DICPE and DIC granted the Predecessor shareholder loans in the amount of €91.6 million, €25.1 million and €10.0 million, respectively. The existing loan agreements were supplemented by way of subordination agreements for the shareholder loans on April 24, 2012. In addition, DICPE and DIC resigned the contractual options to call the shareholder loans within the next two years. On the annual anniversary of the dates the loans were drawn, the outstanding loan balance increases by the interest incurred through the anniversary date and adjusted accordingly to the new interest rate. As of December 31, 2013, interest accrued on all shareholder loans from DIC and DICPE amounted to €59.9 million.

As of December 31, 2013, there were shareholder loans of €210.1 million, of which €209.0 million were to the DIC and DICPE.

(c) Other financing

Successor

Outside of the above agreements, other loan liabilities of the Successor amount to €20.6 million as of December 31, 2014. The other loan liabilities are comprised primarily of multiple borrowings between the Companies’ subsidiaries banks and other financial institutions. None of the borrowings are individually material to the Successor Financial Statements.

Predecessor

Outside of the above agreements, other loan liabilities of the Predecessor amount to €25.4 million as of December 31, 2013. The other loan liabilities are comprised primarily of multiple borrowings between the Companies’ subsidiaries and banks and other financial institution. None of the borrowings are individually material to the Predecessor Financial Statements.

(d) Finance lease

Successor

As of December 31, 2014, Property, plant and equipment includes leased land and buildings in Germany, Poland, Netherlands, Canada and the US of €8.8 million, and leased technical equipment and machinery and other installations for production facilities in Germany of €0.5 million, all which have been classified as finance leases on the basis of the underlying agreements.

Predecessor

As of December 31, 2013, Property, plant and equipment includes leased land and buildings in Germany, Poland, Netherlands, Canada and the US of €6.0 million, and leased technical equipment and machinery and other installations for production facilities in Germany of €0.7 million, all which have been classified as finance leases on the basis of the underlying agreements.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(46)	TRADE AND OTHER PAYABLES

The following tables present the breakdown of trade and other payables:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Trade payables third parties	113.2	87.2
Advances from customers	0.7	0.1

Total	113.9	87.3

(47)	PENSIONS AND SIMILAR OBLIGATIONS

(a) Defined Benefit Plans

Successor and Predecessor

In addition to state pension plans and defined contribution plans, the Companies have significant defined benefit plans in place. Benefits generally depend on years of service, employee contributions or compensation, and take into consideration the legal framework of labor, tax and social security laws of the countries where the companies are located.

Netherlands

The pension scheme in the Netherlands is a career average defined benefit plan, which pays out lifelong pension payments as benefits. The pension plan is open to new members. The pension plan is financed externally through qualifying insurance contracts that exactly match the amount and timing of (some of) the benefits payable under the plan and that are classified as plan assets. This minimizes biometric risks. There are no minimum funding requirements.

Germany

Various pension schemes are available in Germany. All plans generally depend on the length of service and the final salary (pension benchmark commitment). In principle, all pension schemes have been closed to new employees since 1976. Therefore, the majority of the obligations in Germany are to former employees (vested benefits for former employees and beneficiaries). In Germany, most of the pension obligations relate to Mauser-Werke and, as is the case at all other German Mauser companies, are generally financed through the recognition of provisions. On a case-by-case basis, pledged reinsurance policies were concluded that are classified as plan assets. This reduces biometric risks. The benefit commitments are always granted in the form of lifelong pension payments.

United States

Since 2010, defined benefit pension commitments are no longer granted to new employees in the United States. The vested pension entitlements accrued until the scheme was closed. The pension obligations are mostly covered by plan assets. The plan assets consist of insurance policies on which a minimum rate of interest accrues. This reduces biometric risks. Benefits are granted in the form of lifelong pension payments.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

France

The pension schemes in France are defined benefit plans depending on the final salary. The retirement benefits are paid as lump sum. The pension plans are financed via an internal reserve through pension liability without using assets.

Italy

The pension plan in Italy is required by law (TFR—Trattamento di fine rapporto). The plan is closed for future service of beneficiaries. The retirement benefits are paid as lump sum. The pension plans are financed via an internal reserve through pension liability without using assets.

These defined benefit plans expose the Successor and Predecessor to actuarial risk, such as longevity risk, currency risk, interest rate risk, and market (investment) risk.

The following tables present where the Group’s post-employment amounts and activity are included in the financial statements:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Present value of funded obligations	72.0	60.3
Fair value of plan assets	(40.1)	(31.1)

Total deficit of defined benefit pension plans	31.9	29.2

In addition to the deficit of defined benefit pension plans, pension and similar obligations within the consolidated balance sheet includes post retirement benefits of €0.6 million and €0.4 million as of December 31, 2014 and 2013, respectively.

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Expenses for defined benefit plans	(1.0)	0.6	(1.4)	0.8
Expenses for defined contribution plans	1.7	1.0	1.4	1.2
Contribution paid to statutory pension scheme	3.1	3.9	6.8	6.5

Expenses for pension benefits (recognized in income from operations)	3.8	5.5	6.8	8.5

Interest expenses	(0.8)	(1.1)	(2.0)	(2.3)
Interest income	0.5	0.7	1.0	1.3

Expenses for pension benefits (recognized in the financial result)	(0.3)	(0.4)	(1.0)	(1.0)

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The following tables present a reconciliation from the opening balances to the closing balances for net defined benefit liability and its components:

	Successor
	Present value of obligation	Fair value of plan assets	Net defined benefit (asset) liability
		€ millions
Balance as of Apr 30, 2014	—	—	—

Purchase price allocation as of Jul 31, 2014	65.1	(34.2)	30.9

Included in profit or loss
Current service cost	0.6	—	0.6
Past service credit	(1.6)	—	(1.6)
Interest cost (income)	0.7	(0.4)	0.3

	64.8	(34.6)	30.2

Included in other comprehensive income
Remeasurement loss (gain)
Actuarial loss (gain)
demographic assumptions	(0.2)	—	(0.2)
financial assumptions	8.0	—	8.0
experience adjustments	(0.1)	—	(0.1)
Return on plan assets excluding interest income	—	(5.1)	(5.1)
Effect of movements in exchange rates	0.6	(0.3)	0.2

	8.3	(5.4)	2.9

Other
Employer contribution	—	(0.4)	(0.4)
Employee contribution	0.1	(0.1)	—
Benefits paid	(1.2)	0.4	(0.9)

	(1.1)	(0.1)	(1.2)

Balance as of Dec 31, 2014	72.0	(40.1)	31.9

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Predecessor
	Present value of obligation	Fair value of plan assets	Net defined benefit (asset) liability
		€ millions
Balance as of Jan 1, 2013	60.6	(29.5)	31.1

Included in profit or loss
Current service cost	1.3	—	1.3
Past service credit	(2.7)	—	(2.7)
Interest cost (income)	1.9	(1.0)	0.9

	61.1	(30.5)	30.6

Included in other comprehensive income
Remeasurement loss (gain)
Actuarial loss (gain)
demographic assumptions	2.2	—	2.2
financial assumptions	(0.5)	—	(0.5)
experience adjustments	0.3	—	0.3
Return on plan assets excluding interest income	—	(0.3)	(0.3)
Effect of movements in exchange rates	(0.2)	0.3	0.1

	1.8	(0.0)	1.8

Other
Employer contribution	—	(1.1)	(1.1)
Employee contribution	0.3	(0.3)	—
Benefits paid	(3.0)	0.9	(2.2)

	(2.7)	(0.5)	(3.2)

Balance as of Dec 31, 2013	60.2	(31.0)	29.2

The regional allocation of defined benefit plans for the Successor and the Predecessor are as follows:

	Pension obligations		Plan assets		Net defined benefit liability
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013	As of Dec 31, 2014	As of Dec 31, 2013	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
Europe	66.0	55.6	(36.6)	(28.4)	29.4	27.2
United States	6.0	4.7	(3.5)	(2.7)	2.5	2.0

Total	72.0	60.3	(40.1)	(31.1)	31.9	29.2

Successor

In 2014, further changes to the local tax regulations in The Netherlands have been made on the annual pension accrual rate as of January 1, 2015. The most important change in the pension plans includes a decrease of the annual old-age pension accrual rate from 2.2% to 1.9%. Furthermore, the pensionable salaries are limited to €0.1 million as of January 1, 2015. The impact of the plan amendment occurred in 2014 on the defined benefit obligation amounts to €1.6 million, which is shown separately as a past service cost in profit or loss and led to negative past service cost of €1.1 million in the respective Dutch entity.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

During the year ended December 31, 2013, changes to the local tax regulations in the Netherlands have been made with effect on the present value of the defined benefit obligation. From January 1, 2014 onwards the standard retirement age will be increased from 65 to 67 years. Simultaneously the fiscally allowed maximum accrual rate for average pay pension plans will be decreased by 0.10% to 2.15% as of January 1, 2014. These changes resulted in a negative past service cost of €2.6 million and an in actuarial losses of €2.2 million due to changes in the demographic assumptions.

i.	Actuarial assumptions

Successor and Predecessor

Principal actuarial assumptions (expressed as weighted averages) are as follows:

	Europe		United States
	Successor	Predecessor	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013	As of Dec 31, 2014	As of Dec 31, 2013
Discount rate	2.1%	3.2%	3.8%	4.5%
Future salary growth	1.3%	1.2%	—	—
Future pension growth	1.0%	1.0%	—	—
Inflation	1.3%	1.2%	—	—

Assumptions regarding future mortality have been based on published statistics and mortality tables as follows:

Netherlands	AG 2012-2062 actuarial tables
Germany	2005 G Heubeck
United States	RP- 2000 with MP-2000 generational projection
Italy	SI 2012
France	INSEE H/F 2007-2009

Sensitivity Analysis

Successor and Predecessor

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	€ millions		€ millions
	Increase	Decrease	Increase	Decrease
Discount rate (+ / - 1.0% movement)	(10.6)	14.6	(8.5)	10.8
Future salary growth (+ / - 0.5% movement)	0.8	(0.8)	0.7	(0.6)
Future pension growth (+ / - 0.5% movement)	4.2	(3.8)	3.3	(2.9)
Future mortality (+1 year movement)	3.7	N/A	2.5	N/A

An increase (decrease) of 1% in discount rate would decrease (increase) the defined benefit obligation. An increase (decrease) of 0.5% in future salary growth would increase (decrease) the defined benefit obligation. An increase (decrease) of 0.5% in future pension growth would increase (decrease) the defined benefit obligation.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Pension liabilities are related primarily to employees in Germany, U.S., Italy and The Netherlands where the life expectancy is not expected to decrease.

When calculating the change in life expectancy by one year upward a specific reduction of mortality rates for each member of the plan was applied. These specific reductions of the mortality rates was determined in order to increase the average remaining life expectancy for each member of the plan by one year. In order to determine the sensitivity information, the present values were calculated by the same method used to calculate the present values as at the reporting date. The calculation does not take into account the interdependencies of the assumptions; rather it assumes that each of the assumptions changes independently from one another. This would not be customary in practice since the assumptions correlate to one another.

ii.	Plan Assets

Successor

Plan assets in The Netherlands, Germany and the US consist entirely of insurance policies that are not traded on an active market. The plan assets are not used by the Successor.

The Companies’ expected contribution in 2015 to the defined benefit plans is estimated to be €1.2 million. The weighted duration of the Successor’s defined benefit plans totaled to 17.1 years.

Predecessor

Plan assets in The Netherlands, Germany and the US consist entirely of insurance policies that are not traded on an active market. The plan assets are not used by the Predecessor.

The Companies’ expected contribution in 2014 to the defined benefit plans is estimated to be €1.1 million. The weighted duration of the Predecessor’s defined benefit plans totaled to 15.9 years.

(b) Defined Contribution Plans

Successor and Predecessor

The Companies also maintain domestic and foreign defined contribution plans. Amounts contributed by the Companies under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. The following table presents the expenses of the Companies’ defined contribution plans:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Defined contribution plans	1.7	1.0	1.4	1.2

The following table presents the breakdown of the employer’s contribution paid to the statutory pension schemes in Germany and Italy:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014 through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions		€ millions
Contribution paid to statutory pension schemes	3.1	3.9	6.8	6.5

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(48)	PROVISIONS

Successor and Predecessor

The following tables present a roll forward of current and non-current provisions:

	Successor
	Claims and other risks, legal and consulting fees	Personnel provisions	Re- structuring provisions	Warranties	Environ- mental risks	Total
	€ millions
As of Apr 30, 2014	—	—	—	—	—	—

Purchase price allocation	8.6	0.9	0.5	0.3	0.7	11.0
Charged/ (credited) to the statement of comprehensive income
Additional provisions	0.9	—	—	—	0.1	1.0
Unused amounts reserved	(0.8)	—	0.1	(0.2)	—	(0.9)
Unwinding of discount	(0.1)	—	—	—	—	(0.1)
Used during year	0.1	(0.1)	(0.1)	—	—	(0.1)
Exchange differences	(0.1)	0.1	—	—	—	—

As of Dec 31, 2014	8.6	0.9	0.5	0.1	0.8	10.9

	Predecessor
	Claims and other risks, legal and consulting fees	Personnel provisions	Re- structuring provisions	Warranties	Environ- mental risks	Total
	€ millions
As of Jan 1, 2013	4.1	1.0	6.2	2.0	0.8	14.1

Charged/ (credited) to the statement of comprehensive income
Additional provisions	7.6	0.3	1.8	0.6	—	10.3
Unused amounts reserved	(1.0)	(0.1)	(2.9)	(0.1)	(0.1)	(4.2)
Used during year	(0.7)	(0.3)	(2.6)	(0.1)	—	(3.7)
Exchange differences	(0.4)	—	(0.4)	—	—	(0.8)

As of Dec 31, 2013	9.6	0.9	2.1	2.4	0.7	15.7

The following table presents the components of provisions:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Non-current	2.6	3.8
Current	8.3	11.9

Total	10.9	15.7

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(a) Claims and other risks, legal and consulting fees

Successor

Provisions for claims and other risks, legal and consulting fees relate to claims and litigations if the Successor is the defendant in the respective lawsuit. Fees for litigation are also included in the provision. In Brazil provisions for litigations in connection with sales agent claims €1.0 million, labor related claims €1.4 million, claims regarding outstanding VAT €1.6 million and other minor litigation claims of an amount of €0.3 million were recognized. In France a provision for labor related claims in the amount of €0.6 million was recognized. For the remaining amount of €3.7 million provisions for other minor litigation claims were recognized in Italy, Netherlands, Germany, Canada, the U.S. and Poland. The provision is primarily expected to result in cash outflows within one year.

Predecessor

Provisions for claims and other risks, legal and consulting fees relate to claims and litigations so far the Predecessor is the defendant in the respective lawsuit. Fees for litigation are also included in the provision. In its arbitral award dated March 6, 2012 from the first stage of the arbitration proceeding before the International Chamber of Commerce, the ICC determined that the Predecessor did not comply with certain contractual obligations while rendering services to its customer, Thermphos International B.V., Vlissingen, the Netherlands, (Thermphos), and must therefore pay damages to Thermphos. The amount of the damages was determined in the second stage of the arbitration proceeding. In the second stage of the arbitration proceeding on July 22, 2013, the amount of damages was set at €7.3 million plus interest from January 1, 2010 and the costs of the proceeding. The parties subsequently concluded a settlement for €4.5 million. The provision of €1.0 million that had been recognized in previous years was increased by €3.5 million in 2013. In addition, provisions for litigations in connection with sales agent claims in Brazil €1.4 million, claims regarding outstanding VAT in Brazil €1.1 million, labor related claims in France €1.5 million and other minor litigation claims of an amount of €1.1 million were recognized in 2013.

(b) Personnel provisions

Successor and Predecessor

The provisions for personnel and social security obligations mainly comprise provisions for service anniversaries and early retirement arrangements. The provision is expected to result in cash outflows within one year.

(c) Restructuring provisions

Successor and Predecessor

Provisions for restructuring measures were recognized primarily for costs of closing facilities, in particular in North and South America. The provision is expected to result in cash outflows within less than one year.

(d) Warranties

Successor and Predecessor

Provisions for warranties relate primarily to any possible utilizations of warranty claims. The provision is expected to result in cash outflows within less than one year.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(e) Environmental risks

Successor and Predecessor

Provisions for environmental risk pertain to the decontamination of the Mauser Werke GmbH site in Bammental, Germany. The provision is not expected to result in cash during 2015.

(49)	OTHER LIABILITIES

Successor and Predecessor

The following table presents the breakdown of other liabilities:

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	Total	Thereof due in less than one year	Total	Thereof due in less than one year
	€ millions		€ millions
Put-options on non-controlling interests	7.4	2.0	7.1	3.1
Interest liabilities	—	—	7.5	—
Non-controlling interest in partnership	1.7	1.7	1.1	1.1
Fair value on derivatives	0.1	0.1	3.1	—

Other financial liabilities	9.2	3.8	18.8	4.2

Goods and services received but not invoiced	24.7	24.7	27.4	27.4
Employees	15.7	15.6	12.6	12.5
Other taxes	7.2	7.2	9.6	9.6
Accrued bonuses	4.9	4.9	4.8	4.8
Social security contributions	1.6	1.6	3.0	3.0
Insurance	1.2	1.2	1.2	1.2
Other liabilities	1.3	1.3	1.1	1.1

Other non-financial liabilities	56.6	56.5	59.7	59.6

Total	65.8	60.3	78.5	63.8

Other liabilities include liabilities to outside partners of NCG / WEISS IBC-Servicecenter GmbH & Co. KG and Kremann & Esser GmbH & Co. KG. Pursuant to IAS 32 the equity reported in the separate financial statements of the relevant partnerships or the non-controlling interests in equity must be reported under other liabilities in the Successor and Predecessor Financial Statements.

The purchase price of the put options on non-controlling interests is determined by the EBITDA-Multiple Model as an indicator of fair value in the underlying shareholder agreements. Terms and conditions for the calculation basis of this model are defined within each shareholder agreement.

VI. Other disclosures

(50)	CONTINGENCIES

Successor

As of December 31, 2014, the Successor had contingent liabilities of €0.8 million resulting from guarantee letters to suppliers and selected customers in the amount of €0.6 million and €0.2 million for guarantee for lawsuits, for which utilization is not considered probable.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

As of December 31, 2013, the Predecessor had contingent liabilities of €1.4 million resulting from guarantees letters to suppliers and selected customers in the amount of €0.5 million and €0.9 million for guarantee for lawsuits, for which utilization is not considered probable.

(51)	OTHER FINANCIAL OBLIGATIONS

(a) Capital expenditures

Successor and Predecessor

The following table presents the capital expenditures contracted for, but not yet paid:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
Property, plant and equipment	1.5	4.0

Total	1.5	4.0

(b) Operating leases

Successor and Predecessor

The Companies lease various industrial facilities, production and office premises as well as warehouses under non-cancellable operating lease agreements. The lease terms are between 2 and 11 years, and the majority of lease agreements are renewable at the end of the lease period at market rate. The companies also leases various machinery and technical equipment under non-cancellable operating lease agreements.

Lease expenditures are recognized in profit or loss.

The following financial obligations result from future, undiscounted minimum rent payments from rental and leasing arrangements, that are to be classified as operating leases, their terms are the same as those of the underlying agreements:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013
	€ millions	€ millions
No later than 1 year	8.0	11.0
Later than 1 year and no later than 2 years	8.7	8.5
Later than 2 years and no later than 5 years	18.4	16.0
Later than 5 years	8.3	7.0

Total	43.4	42.5

(52)	RELATED PARTY DISCLOSURES

Successor and Predecessor

Related parties are defined as legal or natural persons who are able to exert an influence on the Successor or Predecessor or are subject to control or significant influence by the Successor or Predecessor.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

In addition to the subsidiaries included in the Companies‘ Financial Statements, the Companies have direct or indirect relations with a small and insignificant number of joint ventures in the course of its normal business activities. The business relations with these companies are overall of minor significance.

The following table presents transactions that were carried out with related parties as follows:

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012
	€ millions	€ millions
Purchase of goods
Joint ventures	0.2	0.4	0.5	0.6
Purchase of service
CD&R Millennium HoldCo 2 B.V.	0.0	—	—	—
Dubai Holding LLC	—	1.5	2.0	—
CD&R LLC	1.1	—	—	—
Interest expense
CD&R Millennium HoldCo 2 B.V.	0.0	—	—	—
DIC	—	2.0	4.1	2.9
DICPE	—	7.6	12.5	11.6

Total	1.3	11.6	19.1	15.2

Management compensation

The following table presents an overview of the remuneration for the members of the Executive Committee (note (54)):

	Successor	Predecessor
	From Apr 30, 2014 through Dec 31, 2014	From Jan 1, 2014, through Jul 31, 2014	From Jan 1, 2013 through Dec 31, 2013	From Jan 1, 2012 through Dec 31, 2012

	€ millions	€ millions
Salaries and other short-term employee benefits	1.9	2.6	3.1	4.9
Termination benefits	0.2	—	0.8	8.3
Shared based payments	—	7.6	1.4	—

Total	2.1	10.2	5.3	13.2

Successor

As of December 31, 2014, no provision for pension commitments to Executive Committee members was recognized. A provision for pension commitments to former Executive Committee members amounted to €2.6 million. The Advisory Board members are not provided with remuneration (note (54)). The provision for pension commitments to former members of management amounted to €2.6 million. Of this amount, €1.0 million is covered by a related reinsurance policy.

Predecessor

As of December 31, 2013, no provision for pension commitments to Executive Committee members was recognized. A provision for pension commitments to former Executive Committee members amounted to

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

€2.6 million. The Advisory Board members are not provided with remuneration. The provision for pension commitments to former members of the management amounted to €2.6 million. Of this amount, €1.0 million is covered by a related reinsurance policy.

Successor and Predecessor

The following table presents receivables from and loans to related parties as follows:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013

	€ millions	€ millions
Receivables from related parties
Joint venture partners	0.2	0.2
Payables to related parties
CD&R Millennium HoldCo 2 B.V	0.0	—
Dubai Holding LLC	—	1.5
Loans from related parties
DIC	—	42.4
DICPE	—	166.5
Associates	0.0	0.0
Close family members of key management personnel	0.0	—
Other	1.4	1.1
Loans to related parties
Key management personnel	0.2	—

The following table presents changes in loans to related parties over the applicable periods as follows:

	Successor	Predecessor
	As of Dec 31, 2014	As of Dec 31, 2013

	€ millions	€ millions
Loans to key management of the company (and their families)
Opening balance (Apr 30 for the Successor and Jan 1 for the Predecessor)	—	—
Loans advanced during the period	0.4	—
Loan repayment received	(0.2)	—

Closing balance (Dec 31 for Successor and Predecessor)	0.2	—

Successor

Members of the Successor’s management participate in exit-based incentive program and indirectly hold 9.2% of the ordinary shares in Mauser Holding S.à r.l.

As of December 31, 2014, 12 members of the key management personnel were given loans in the amount of €0.2 million. The loans are agreed to be paid back in 2016, the interest rate is agreed to be 3.3% per annum.

Predecessor

As of December 31, 2013 members of the Predecessor’s management directly or indirectly hold 4.2% of the shares in Mauser Holding GmbH.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Pursuant to the sale agreement dated January 16, 2014, Mauser Industriebeteiligungen GmbH, Brühl, Germany, sold all shares in EAM Ltd, Grand Cayman, Cayman Islands (“EAM”), to Dubai International Capital LLC, Dubai, UAE for €28.4 million in cash.

At the time of the sale EAM held a part of the borrowings extended to Mauser Holding under the senior facility agreement. As a result of the sale this borrowing was no longer to be considered an intercompany-loan and not eliminated in consolidation anymore.

(53)	MANAGEMENT, ADVISORY BOARD AND EXECUTIVE COMMITTEE

Successor

The Board of Managers of the Successor is comprised of the following individuals:

•	Sang-ki Brands, Manager, Amsterdam, The Netherlands

•	Yasemin Demirtas, Manager, Amsterdam, The Netherlands

•	Christian Storch, Principal of CD&R LLP, London, Great Britain

The managers did not receive any remuneration for their engagement as manager in the period under review.

The Successor has an Advisory Board and an Executive Committee. The Advisory Board is comprised of the following individuals:

•	Vindi Banga, Partner of CD&R LLP, London, Great Britain, (Chairman)

•	Sonja Terraneo, Partner of CD&R GmbH, Frankfurt a. M., Germany, (Deputy)

•	David N. Novak, Partner of CD&R LLP, London, Great Britain

•	Christian Storch, Principal of CD&R LLP, London, Great Britain

•	Elliot Pearlman Chicago, USA, (Advisor)

•	Dr. Manfred Schneider, Cologne, Germany, (Advisor)

The Executive Committee is comprised of the following individuals:

•	Hans-Peter Schaefer, Chief Executive Officer, Sarasota, USA, (Chairman)

•	Björn Kreiter, Chief Financial Officer, Cologne, Germany

•	Dr. Jürgen Scherer, Director of SBU Europe, Düsseldorf, Germany

•	Jeff Simmonds, Director of SBU North America, East Brunswick, USA, until 31 December 2014

•	Glenn Frommer, Director of SBU North America, East Brunswick, USA, since 16 March 2015

•	Siegfried Weber, Vice President Global Sales, Cape Coral, Florida, USA

•	Ricardo Massimiliano Paiva Goldenberg, Director of SBU South America, São Paulo, Brazil

•	Stefan Wiedenhöfer, Director of SBU Asia, Singapore

•	Michael Chorpash, Director of SBU Reconditioning, Chicago, USA

•	Michael Steubing, Vice President Global Procurement, East Brunswick, USA

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

The managing directors of the Predecessor is comprised of the following individuals:

•	Hans-Peter Schaefer, Chief Executive Officer, Sarasota, USA

•	Björn Kreiter, Chief Financial Officer, Cologne, Germany

The Predecessor has an Advisory Board and an Executive Committee. The Advisory Board is comprised of the following individuals:

•	Elliot Pearlman, Chicago, USA, (Chairman),

•	Hans-Peter Schaefer, Chief Executive Officer, Sarasota, USA, (Deputy Chairman),

•	David Smoot, Chief Executive Officer of Dubai International Capital LLC, Dubai, UAE,

•	Aidan Birkett, Kent, United Kingdom,

•	Rami Kilajian, Dubai, UAE,

•	Christopher Rowlands, Cardiff, United Kingdom.

The Executive Committee is comprised of the following individuals:

•	Hans-Peter Schaefer, Chief Executive Officer, Sarasota, USA, (Chairman),

•	Björn Kreiter, Chief Financial Officer, Cologne, Germany,

•	Dr. Jürgen Scherer, Director of SBU Europe, Düsseldorf, Germany,

•	Jeff Simmonds, Director of SBU North America, Mauser Corp., East Brunswick, USA,

•	Siegfried Weber, Vice President Sales, Mauser Corp., Cape Coral, Florida, USA,

•	Ricardo Massimiliano Paiva Goldenberg, Director of SBU South America, Mauser do Brazil, São Paulo, Brazil, since 1 June 2013,

•	Stefan Wiedenhöfer, Director of SBU Asia, Singapore, since 1 July 2013,

•	Robert Selke, Director of SBU South America, Mauser do Brazil, São Paulo, Brazil, until 1 June 2013,

•	Christian Schädlich, Director of SBU Asia, Shanghai, People’s Republic of China, until 1 July 2013.

(54)	SHARE-BASED PAYMENT PROGRAMS

Successor

As of December 31, 2014, the following share-based payment program exists:

Mauser Participation Program (“MPP”)

Participation in the MPP was offered to selected managers of the Successor immediately following the Transaction. The managers invested through a management participation vehicle in the form of a German limited partnership (“Management KG”) which was set up by CD&R. The managers are limited partners in the Management KG, while CD&R is the general partner. With funds provided by the managers the Management KG acquired a combination of preference and common shares in CD&R Millennium HoldCo 1 S.à r.l. (the ultimate parent of Mauser Group B.V.) from CD&R. As a result, management holds via the Management KG indirectly 9.2% of common shares and 2.4% of the preference shares in CD&R Millennium HoldCo 1 S.à r.l.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The Company has made an assessment as to whether or not Mauser Group B.V. would need to consolidate the Management KG. Although the Management KG qualifies as a structured entity under IFRS 10, Consolidated Financial Statements, Mauser Group B.V. does not have power over the Management KG. For instance, it is CD&R that determines which individuals are allowed to participate in the Management KG. Mauser Holding B.V. does not have any other interest in or other involvement with the Management KG. The MPP is treated as a group share-based payment plan that is accounted for as an equity-settled share-based payment transaction because the Company does not bear any loss (including settle the share-based payment transactions, not in the case of an exit, nor in case of a manager leaving the Company). In addition, the Company is not obliged and has no intention to provide any financial support.

CD&R is entitled at any time to initiate an Exit. The managers do not have veto rights over such a transaction. Proceeds of a liquidity events and/or of an exit are intended to be allocated to the managers according to a defined ranking if they are still employed at date of Exit. In the event of a listing, the managers may also demand CD&R to swap their participating rights in the Management KG into a pro-rata participation in Mauser Holding B.V. Upon a Listing CD&R and management will agree on lock-up restrictions for the managers as may reasonably be required by the sponsoring bank.

In addition, in case of an Exit, drag along rights have been agreed on, which result in an immediate sale of the shares owned by the managers.

Until the actual scheduled Exit event occurs, “leaver” clauses govern the course of action if a participating member of management leaves. The leaver provisions depend on whether the member of management leaves as a good leaver or as a bad leaver. If the manager is a good leaver (e.g., leaver due to death, ill health or retirement age), the price paid to the manager by CD&R is the higher of the fair market value and the leavers subscription cost of his or her shares. If the manager is a bad leaver (e.g., the manager terminates his or her employment contract or the Company terminates the employment contract for cause), the price paid to the manager by CD&R is the lower of fair market value and the leavers subscription cost of his or her shares. To date, none of the participating managers have left the Company.

The relative purchase price indirectly paid by the participating managers for the investment in common and preference shares of CD&R Millennium HoldCo 1 S.à r.l. is equal to the amounts paid by CD&R on a per share basis. However, the managers indirectly purchased a different ratio of preference and common shares compared to CD&R’s investment in these two classes of shares. Therefore, the Company calculated the fair value of the granted benefits at the grant date to determine if the managers received a benefit related to their participation. The Company has utilized an Option Pricing Model (“OPM”) to calculate the fair value. The equity value in the OPM was equal to the purchase paid by CD&R in the Transaction immediately prior to the grant date. The main underlying assumptions used in the OPM are as follows:

•	Expected exit horizon: 3 years after the Transaction

•	Expected volatility: 40% based on the historical share price return data of comparable companies of Mauser Group B.V.

•	Expected dividend yield: 0.0%

•	Risk-free rate of 0.1%

Under these assumptions a benefit that was calculated of €300,000 of which €42,000 was recorded as an expense in the period July 31, 2014 through December 31, 2014.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor

As of December 31, 2013 and 2012, the Predecessor had the following shared-based payment programs in place:

Management Equity Program (MEP I)

Participation in an equity program was offered to selected senior executives of the Predecessor in financial year 2007. The participating senior executive’s contributions matched the market value of the shares, which was calculated using an OPM based on the purchase price paid by DIC in 2007. In total, as at the end of 2013, selected senior executives held 6.63% of “A-Shares” and “B-shares” in Mauser Holding GmbH.

The program includes a drag along clause in case of an exit scenario (IPO or sale of shares by the majority shareholder).

Until the actual scheduled exit event occurred, “leaver” clauses governed the course of action if a senior executive left early. Regardless of the circumstances, any time a senior executive left, the majority shareholder had a call option on the shares of the exiting senior executive. If the call option was exercised, the corresponding payment was calculated in accordance with the nature of the underlying shares (A-Shares versus B-Shares) and the nature of the termination (“good leaver” versus “bad leaver”). The amount was based on the market value of the shares and the contributions made.

The Predecessor had at no point in time, an obligation to settle the share-based payment transaction (neither in case of an exit nor in a leaver event). Hence, the grants were classified as equity-settled share -based payment transactions in accordance with IFRS 2. As it was determined that the senior executives paid the fair value of the shares as part of the acquisition, the grant date fair value of the equity instruments was zero. Therefore, no expense was recorded in respect to this Program.

Management Equity Program (MEP II)

Participation in MEP II was offered to selected senior executives of the Predecessor in financial year 2010. To participate in this program, senior executives had to waive their entitlement to part (up to a certain amount) of their variable remuneration (bonus) for financial years from 2010 onwards. The waived bonuses were then replaced by an alternative bonus program (MEP II). The amount of bonus waived was determined on an individual basis.

Senior executives already participating in MEP I did not have to make any further investment and therefore did not have to waive any part of their bonuses to participate in MEP II. However, bonuses to be paid pursuant to MEP II to senior executives who were already beneficiaries of MEP I were calculated, less any dividends attributable to A-Shares (pursuant to MEP I), thus eliminating the possibility of receiving multiple benefits through both MEP I and MEP II.

MEP II entitled the beneficiaries to participate in a potential net realizable value of the shares in Mauser Holding GmbH, after certain liabilities have been settled, up to a total of approximately 10%. Entitlements under MEP II were thus subject to the condition precedent of a successful change (i.e. if the net proceeds from the sale were positive after the abovementioned liabilities being deducted) of shareholders of Mauser Holding GmbH. The Predecessor had an obligation to settle the payments.

In financial year 2010, 8.03% of rights to exit proceeds were initially been awarded. Leavers reduced these to 6.2% for the year ended December 31, 2013.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

If and to the extent that the majority shareholder, DIC, would still hold shares in the Predecessor after a possible initial public offering, i.e., if it did not sell them in a secondary placement, the participating senior executives would not have received a cash settlement under MEP II, but rather a proportionate number of shares in Mauser Holding GmbH.

Senior executives who left the Predecessor before the shares were sold by DIC or before an IPO were subject to the arrangements for “bad leavers” and “good leavers”. In addition to other instances, a bad leaver was mainly deemed to exist if a participating senior executive terminated his or her employment contract or the Predecessor terminated the employment contract for cause. Bad leavers received the lower of the current market value of the shares at the time they exited and the equivalent generated to date from waiving the bonus. Under MEP II, good leavers received an entitlement to the higher of the equivalent of any bonuses waived and the amount that would have been payable at the time they exited if an IPO or sale of shares would have taken place at that time. The Predecessor would have had an obligation to pay a claim at the date of an actual IPO or sale of shares.

In accordance with IFRS 2, all payment obligations borne by the Predecessor (leaver cases and cash settled exit scenarios) were accounted as cash-settled share-based payment transactions. If shares were issued on a pro rata basis, this transaction would have been treated as an equity-settled share-based payment transaction. The probability of each possible outcome was considered in the determination of the accounting, where an equity settled outcome was probable an expense was recognized based on the grant date fair value. For cash settled outcomes the fair value of the liability was recognized allowing for the relevant probability.

As of December 31, 2013 the Predecessor did not expect an exit scenario to take place that would result in the participants receiving shares and thus accounted for the whole award as cash settled. Therefore, the amount recognized as an equity settled share based payment transaction in the capital reserves within equity amounted to €0.0 million as of December 31, 2013 (December 31, 2012: €2.5 million). The resulting provision amounted to €7.8 million as of December 31, 2013 (December 31, 2012: €3.0 million).

The expense recognized in the consolidated statement of comprehensive income (loss) for the period ended July 31, 2014, amounted to €10.5 million (December 31, 2013: €3.9 million). This includes income of €2.5 million from the reversal of amounts previously recognized in equity as equity-settled share-based payment transactions (December 31, 2012: €1.5 million). The reversal was due to the aforementioned change in the expected exit scenario.

Due to the change in ownership resulting from the Transaction, the Predecessor’s share-based payments programs vested immediately on July 31, 2014, as defined by MEP I and MEP II Programs.

The participants in MEP I, sold their shares to the acquirer. As the MEP I had been accounted for as an equity-settled share-based payment transaction, there was no impact on the financial statement nor on profit and loss. The purchase of these shares by CD&R is included as part of the purchase consideration.

The participants in MEP II received a cash payment from the Predecessor, as it had the obligation to settle the award with the employee. The existing IFRS 2 liability as of December 31, 2013 (€7.8 million) was increased to meet the obligation of €16.8 million. The addition to the liability was recognized as personnel expense in the selling, general and administrative line item of the consolidated statement of comprehensive income (loss).

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(55)	FINANCIAL INSTRUMENTS

Successor and Predecessor

In order to determine and disclose the fair values of financial instruments, the Companies use the following hierarchy presented in note (24):

The Companies’ finance department performs the valuations of put-options on non-controlling interests and the valuation of non-current assets required for financial reporting purposes, including level 3 fair values. This team reports directly to the chief financial officer (CFO). Discussions of valuation processes and results are held between the CFO and the valuation team at least once a year, in line with the Companies’ reporting dates. The valuation of put-options on non-controlling interests has been performed using the individual calculation model contained in the respective contracts or agreements. The fair value of the completed put-options on non-controlling interests has been derived from the internal multi-year planning and observable interest rates. The higher the budgeted result the higher is the fair value of the put options. The lower the discount rate the higher is the fair value of the put options. The valuation of non-current assets is based on published financial statements.

The following table presents the group’s financial assets and liabilities that are measured at fair value:

	Successor
	As of Dec 31, 2014
	Definition of categories according IAS 39	Book Value	Valuation Balance Sheet according to IAS 39
			amortized cost	cost
			€ millions
Assets
Non-current financial assets	AfS	0.9	—	—
Current financial assets	LaR	1.3	1.3	—
Cash and cash equivalents	LaR	72.0	72.0	—
Trade receivables	LaR	148.7	148.7	—

Liabilities
Trade payables	FLAC	113.9	113.9	—
Loan liabilities	FLAC	1,040.3	1,040.3	—
Interest liabilities	FLAC	—	—	—
Non-controlling interest in partnership	FLAC	1.7	1.7	—
Put-options on non-controlling interests	FLFVPL	7.4	—	—
Derivative financial liabilities
Derivatives without hedging	FLHfT	0.1	—	—
Derivatives with hedging	n.a.	—	—	—

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	LaR	222.0	222.0	—
Available-for-Sale Assets (AfS)	AfS	0.9	—	—
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	FLFVPL	7.4	—	—
Financial Liabilities Measured at Amortized Cost (FLAC)	FLAC	1,154.4	1,154.4	—
Financial Liabilities Held for Trading (FLHfT)	FLHfT	0.1	—	—

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Successor
	As of Dec 31, 2014
	Valuation Balance Sheet according to IAS 39		Fair Value
	Fair value not recognized in profit and loss (OCI)	Fair value recognized in profit and loss
		€ millions
Assets
Non-current financial assets	0.9	—	0.9
Current financial assets	—	—	—
Cash and cash equivalents	—	—	—
Trade and other receivables	—	—	—

Liabilities
Trade payables	—	—	—
Loan liabilities	—	—	—
Interest liabilities	—	—	—
Non-controlling interest in partnership	—	—	—
Put-options on non-controlling interests	—	7.4	7.4
Derivative financial liabilities
Derivatives without hedging	—	0.1	0.1
Derivatives with hedging	—	—	—

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	—	—	—
Available-for-Sale Assets (AfS)	0.9	—	0.9
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	—	7.4	7.4
Financial Liabilities Measured at Amortized Cost (FLAC)	—	—	—
Financial Liabilities Held for Trading (FLHfT)	—	0.1	0.1

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Predecessor
	As of Dec 31, 2013
	Definition of categories according IAS 39	Book Value	Valuation Balance Sheet according to IAS 39
			amortized cost	cost
			€ millions
Assets
Non-current financial assets	AfS	0.9	—	—
Current financial assets	LaR	1.0	1.0	—
Cash and cash equivalents	LaR	44.3	44.3	—
Trade receivables	LaR	124.9	124.9	—

Liabilities
Trade payables	FLAC	87.3	87.3	—
Loan liabilities	FLAC	958.0	958.0	—
Interest liabilities	FLAC	7.5	7.5	—
Non-controlling interest in partnership	FLAC	1.1	1.1	—
Put-options on non-controlling interests	FLFVPL	7.1	—	—
Derivative financial liabilities
Derivatives without hedging	FLHfT	—	—	—
Derivatives with hedging	n.a.	3.1	—	—

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	LaR	170.2	170.2	—
Available-for-Sale Assets (AfS)	AfS	0.9	—	—
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	FLFVPL	7.1	—	—
Financial Liabilities Measured at Amortized Cost (FLAC)	FLAC	1,053.9	1,053.9	—
Financial Liabilities Held for Trading (FLHfT)	FLHfT	—	—	—

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Predecessor
As of Dec 31, 2013
	Valuation Balance Sheet		Fair Value
	Fair value not recognized in profit and loss (OCI)	Fair value recognized in profit and loss
€ millions
Assets
Non-current financial assets	0.9	—	0.9
Current financial assets	—	—	—
Cash and cash equivalents	—	—	—
Trade receivables	—	—	—

Liabilities
Trade payables	—	—	—
Loan liabilities	—	—	—
Interest liabilities	—	—	—
Non-controlling interest in partnership	—	—	—
Put-options on non-controlling interests	—	7.1	7.1
Derivative financial liabilities		—	—
Derivatives without hedging	—	—	—
Derivatives with hedging	3.1	—	3.1

Aggregated by defined category (IAS 39)
Loans and Receivables (LaR)	—	—	—
Available-for-Sale Assets (AfS)	0.9	—	0.9
Financial Liabilities Measured at Fair Value through Profit or Loss (FLFVPL)	—	7.1	7.1
Financial Liabilities Measured at Amortized Cost (FLAC)	—	—	—
Financial Liabilities Held for Trading (FLHfT)	—	—	—

Please refer to note (38) for disclosures related to land and buildings and note (43) for disclosures related to assets held for sale.

Successor and Predecessor

Uniform valuation techniques, parameters and information inputs are used to measure fair value. The fair values of financial instruments belonging to level 2 and 3 are measured on the basis of group-wide specifications. The measurement techniques used are described in the disclosures on “Summary of significant accounting policies”.

The fair value of put-options on non-controlling interests is calculated using a present value model based on the contractual agreements and a risk-adjusted discount rate for a matching maturity. The primary unobservable input is management’s multi year forecast. Changes in the fair value of the put options are recognized in the consolidated statement of comprehensive income (loss).

An increase in EBITDA of 10% would lead to an increase of €8.2 million in fair value of the options. A decrease in EBITDA of 10% would lead to a decrease of €6.6 million in fair value of the options.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The fair values of derivatives are determined on the basis of information made available by the relevant partner banks. The value of currency forwards is determined on the basis of the discounted difference of contractual payments and payments which would be made if the forward would be concluded on the valuation date using the forward rate on that date.

No items measured at fair value were reclassified between level 1 and level 2, and none were reclassified to or from level 3.

	Successor
	As of Dec 31, 2014
	Level 1	Level 2	Level 3	Total
	€ millions
Assets
Non-current financial assets	—	0.9	—	0.9

Total Assets	—	0.9	—	0.9

Liabilities
Put-options on non-controlling interests	—	—	7.4	7.4
Derivatives without hedging	—	0.1	—	0.1

Total Liabilities	—	0.1	7.4	7.5

	Predecessor
	As of Dec 31, 2013
	Level 1	Level 2	Level 3	Total
	€ millions
Assets
Non-current financial assets	—	0.9	—	0.9

Total Assets	—	0.9	—	0.9

Liabilities
Put-options on non-controlling interests	—	—	7.1	7.1
Derivatives with hedging	—	3.1	—	3.1

Total Liabilities	—	3.1	7.1	10.2

The following table presents the change in level 3 instruments as of year-end:

	Successor		Predecessor
	As of Dec 31, 2014		As of Dec 31, 2013
	Put-options on non- controlling interests	Group	Put-options on non- controlling interests	Group
	€ millions		€ millions
Liabilities
Opening balance	7.1	7.1	7.3	7.3
Gains and losses recognized in net finance costs	0.3	0.3	(0.2)	(0.2)

Closing balance	7.4	7.4	7.1	7.1

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

The net gains or losses from financial instruments were as follows:

	Successor
	From Apr 30, 2014 through Dec 31, 2014
	Definition of categories according IAS 39	Interests, Dividend income	From Revaluation		Definition of categories according IAS 39	From Re- valuation (Allow- ance)	From Disposal	Net result
			At Fair Value	Currency Translation
		€ millions				€ millions
Loans and Receivables	LaR	0.2	—	5.3	LaR	—	—	5.5
Financial Liabilities Measured at Fair Value through Profit or Loss	FLFVPL	—	—	—	FLFVPL	—	—	—
Financial Liabilities Measured at Amortized Cost	FLAC	(32.0)	—	(4.9)	FLAC	—	—	(36.9)

	—	(31.8)	—	0.4	—	—	—	(31.4)

	Predecessor
	From Jan 1, 2014 through Jul 31, 2014
	Definition of categories according IAS 39	Interests, Dividend income	From Revaluation		Definition of categories according IAS 39	From Re- valuation (Allow- ance)	From Disposal	Net result
			At Fair Value	Currency Translation
		€ millions				€ millions
Loans and Receivables	LaR	0.4	—	5.2	LaR	—	—	5.6
Financial Liabilities Measured at Fair Value through Profit or Loss	FLFVPL	—	—	—	FLFVPL	—	—	—
Financial Liabilities Measured at Amortized Cost	FLAC	(44.6)	—	(7.3)	FLAC	—	—	(51.9)

		(44.2)	—	(2.1)		—	—	(46.3)

	Predecessor
	From Jan 1, 2013 through Dec 31, 2013
	Definition of categories according IAS 39	Interests, Dividend income	From Revaluation		Definition of categories according IAS 39	From Re- valuation (Allow- ance)	From Disposal	Net result
			At Fair Value	Currency Translation
		€ millions				€ millions
Loans and Receivables	LaR	0.7	—	16.1	LaR	—	—	16.8
Financial Liabilities Measured at Fair Value through Profit or Loss	FLFVPL	—	0.2	—	FLFVPL	—	—	0.2
Financial Liabilities Measured at Amortized Cost	FLAC	(49.4)	(0.7)	(12.5)	FLAC	—	—	(62.6)

		(48.7)	(0.5)	3.6		—	—	(45.6)

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

	Predecessor
	From Jan 1, 2012 through Dec 31, 2012
	Definition of categories according IAS 39	Interests, Dividend income	From Revaluation		Definition of categories according IAS 39	From Re- valuation (Allow- ance)	From Disposal	Net result
			At Fair Value	Currency Translation
		€ millions				€ millions
Loans and Receivables	LaR	1.2	—	11.8	LaR	(1.8)	—	11.2
Financial Liabilities Measured at Amortized Cost	FLAC	(40.8)	—	(13.9)	FLAC	—	—	(54.7)

		(39.6)	—	(2.1)		(1.8)	—	(43.5)

The net gains or losses from interest and dividends resulted entirely from interest.

(56)	EVENTS AFTER THE REPORTING PERIOD

Successor

(a) Investments in joint ventures

As of July 1, 2015 Mauser Holding International GmbH, Brühl, Germany, acquired 50% of the shares of Guangzhou Fanshun Elan Plastech Co. Ltd., Guangzhou, China, from Time Technoplast Limited, Mumbai, India.

(b) Business combinations

The Successor acquired the plastic drum and IBC business of Greif, Inc. in Sao Paulo, Brazil. The acquisition was effective May 1, 2015 with the newly added business providing the Successor a broader customer base to supply its industry leading line of plastic packaging as well as its line of IBCs.

On March 31, 2015 the Successor closed the acquisition of family owned and operated IBC North America (“IBC NA”) and Clean Tide Container. IBC NA operates three manufacturing and five reconditioning facilities across the United States. This acquisition provides the Successor and NCG (the Successor’s reconditioning subsidiary) the ability to better serve their combined markets in North America, specifically the agricultural-chemicals (AgChem) industry.

Mauser do Brazil Embalagens Industriais S.A., Sao Paulo, Brazil acquired all shares of Tamlimp Indústria e Comércio de Embalagens Ltda. held by the former minority shareholder (5.3%) on February 26, 2015.

These acquisitions are individually or in aggregate not material to the Successor. The combined revenue is €71.6 million and the total assets are €22.3 million. The total purchase price for the acquired businesses amounts to €22.7 million. The disclosures required in accordance with IFRS 3 cannot be provided at the time of preparation. Work has already begun on gathering the required information.

(c) Disposals of businesses

Based on the Sale and Purchase Agreement dated May 26, 2015, MAUSER France S.A.S, Montataire, France, sells 49% of the shares of NCG France S.A.S, Montataire, France.

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

(d) Borrowings

On June 24, 2015, the Successor entered into a First Amendment to the First Lien Credit Facility and an incremental term loan (“Tranche B Term Loan”) in the amount of USD 102 million was added. The terms of the Tranche B Term Loan, which was borrowed by Mauser Holding S.à r.l. match the conditions of the existing First Lien Dollar Credit Facility (among others: maturity: July 31, 2021, interest rate: USD-Libor + 3,5% with a 1%-Floor, amortization: approximately 1% p.a.1). At the same time the margin on the existing Second Lien Credit Facility was increased by 50 BPs to 7.75% and certain covenants and baskets were amended in order to allow for a distribution of funds to the shareholder, or a reduction in capital reserve, in the amount of up to €185 million, which can be paid in several tranches. The first tranche in the amount of €97.5 million was directly paid out on June 24, 2015 and financed by the proceeds from the new facility as well as from existing cash of Mauser Group. This distribution was paid out by the Successor as a distribution of capital reserves in the amount of €97.5 million. In order to finance the remaining distribution in the amount of up to €87.5 million to the shareholder in the coming months (planned for October 2015) the Successor is preparing a multinational factoring-program. After full implementation of this transaction the Successor is expected to be leveraged in line with the financing structure subsequent to the Acquisition.

(e) Other events

Despite the efforts of the Successor sales and operations teams, the Texas fiber drum site never achieved the required volume and financial returns necessary to continue production. Therefore, the Successor has been ceasing the fiber drum production in The Woodlands, Texas, on April 30, 2015. Other locations are currently under consideration to redeploy the fiber production line. The Successor will continue to operate and invest in existing fiber drum operations in Chicago, Charlotte and Merced. The Successor plans to install additional IBC production in place of the fiber line to support the continued growth of the IBC product segment in North America.

On January 16, 2015 the decision was made that MAUSER Packaging (Jiangsu) Co. Ltd. will discontinue steel drum manufacturing in JiangYin China in March 2015. Initially, the Successor’s decision to open the facility was supported by encouraging market conditions in the Greater Shanghai area. However, these conditions have changed resulting in significant overcapacities in the East China market combined with compressed pricing and margins making continued operation of the steel drum production line unprofitable. Despite some recent volume improvements at the facility, profitable production continued to be unattainable. The idle machinery will be sold or used by other group companies.

[1]	The exact amortization is 1.005025126% p.a. which aligns the amortization of tranche B with the amortization of the original First Lien Facilities

Mauser Group B.V. (Successor) and Mauser Holding GmbH (Predecessor)

Notes to the Successor and Predecessor Financial Statements

Mauser Group B.V.

Amsterdam, August 7, 2015

Through and including                     , 2015, (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                 Shares

Mauser Group N.V.

Ordinary Shares

PROSPECTUS

BofA Merrill Lynch

Citi

Credit Suisse

Baird

Deutsche Bank Securities

Jefferies

                    , 2015

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Mauser Group B.V. is a private limited liability company organized under the laws of The Netherlands.

Pursuant to Dutch law, our directors and officers may be liable to us for improper or negligent performance of their duties or for infringement of our articles of association or of certain provisions of the Dutch Civil Code. They may also be liable to third parties for infringement of certain provisions of the Dutch Civil Code. In certain circumstances they may also incur additional specific civil and criminal liabilities.

The provisions of Dutch law governing the liability of directors and officers are mandatory in nature. Although Dutch law does not provide for any provisions with respect to the indemnification of directors and officers, the concept of indemnification of directors and officers of a company for liabilities arising from actions undertaken because of their position in the company is, in principle, accepted in the Netherlands.

Our articles of association provide that we will indemnify each of our former and present directors and officers against all losses incurred by such person in connection with any action, suit or proceeding against such person in his capacity as a current or former directors of officer of the Company. The indemnification is not be available to a person who has been found guilty of gross negligence or willful misconduct in the performance of his duty to the Company by a Dutch Court, unless the court before whom a claim for indemnification is pending determines that such person is entitled to indemnification based on all the relevant circumstances of the case. The indemnification is also not available to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy.

Indemnification Agreements

Prior to the completion of this offering, we will enter into indemnification agreements with our directors and executive officers. The indemnification agreements will provide the directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our articles of association, as well as contractual rights to additional indemnification.

Directors’ and Officers’ Liability Insurance

We have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and our subsidiaries, may, in such capacities, incur. In connection with the offering, we intend to acquire new directors’ and officers’ liability insurance that will have substantially similar terms to our existing insurance.

Underwriting Agreement

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

On April 29, 2014, we issued 1 ordinary share to CD&R Millennium HoldCo 2 B.V. for €1.

This transaction did not involve any underwriters’ underwriting discounts or commissions, or any public offering. We believe that this issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act and pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included as exhibits to this Registration Statement.

Exhibit List

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1	Sale and Purchase Agreement related to Mauser Holding GmbH, dated as of May 10, 2014, among DICPE (Mauser) L.P., SMA Beteiligungs-GmbH, Bjoern Kreiter, Elliot Pearlman, Francisco de Miguel, Mauser 1 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 2 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 3 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser Industrieverpackungen GmbH, Dubai International Capital LLC, Kairos Vier Vermoegensverwaltungs-GmBH and CD&R Millennium US Acquico LLC

2.2	First Amendment to Sale and Purchase Agreement related to Mauser Holding GmbH, dated as of June 4, 2014, among DICPE (Mauser) L.P., Dubai International Capital LLC, DIC Warehouse (Cayman) Limited, SMA Beteiligungs-GmbH, Bjoern Kreiter, Elliot Pearlman, Francisco de Miguel, Mauser Industrieverpackungen GmbH, Mauser 1 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 2 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 3 Beteiligungsgesellschaft Buergerlichen Rechts, Kairos Vier Vermoegensverwaltungs-GmBH and CD&R Millennium US Acquico LLC

3.1*	Form of Amended and Restated Articles of Association to be effective upon completion of the offering

4.1*	Form of Ordinary Share Certificate

4.2*	Form of Stockholders’ Agreement between Mauser Group B.V. and CD&R Millennium (Cayman) Partner L.P.

5.1*	Opinion of Stibbe N.V.

10.1	First Lien Credit Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 6 S.à r.l., the subsidiary borrowers party thereto, Credit Suisse AG, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, BNP Paribas Fortis SA/NV, ING Capital LLC, Natixis, New York Branch and Nomura Securities International, Inc., as joint lead arrangers and joint bookrunners and the lenders from time to time party thereto

10.2	First Amendment to First Lien Credit Agreement, dated as of June 24, 2015, among Mauser Holding S.à r.l., (f/k/a CD&R Millennium Holdco 6 S.à r.l.), Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC), Mauser Corporate GmbH, Mauser Holding Netherlands B.V., the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender, and the lenders from time to time party thereto

Exhibit Number	Exhibit Description

10.3	First Lien Guarantee and Collateral Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 7 B.V., CD&R Millennium US Holdco LLC, CD&R Millennium US AcquiCo LLC and the subsidiary guarantors party thereto, in favor of Credit Suisse AG, as collateral agent and administrative agent

10.4	First Amendment to First Lien Guarantee and Collateral Agreement, dated as of March 12, 2015, among Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC) and the subsidiary guarantors party thereto in favor of Credit Suisse AG, as collateral agent

10.5	First Lien Guarantee Agreement, dated as of July 31, 2014, made by CD&R Millennium Holdco 5 S.à r.l. in favor of Credit Suisse AG, as collateral agent and administrative agent

10.6	Second Lien Credit Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 6 S.à r.l., the subsidiary borrowers party thereto, Credit Suisse AG, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, BNP Paribas Fortis SA/NV, ING Capital LLC, Natixis, New York Branch and Nomura Securities International, Inc., as joint lead arrangers and joint bookrunners and the lenders from time to time party thereto

10.7	First Amendment to Second Lien Credit Agreement, dated as of June 24, 2015, among Mauser Holding S.à r.l., (f/k/a CD&R Millennium Holdco 6 S.à r.l.), Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC), the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender, and the lenders from time to time party thereto

10.8	Second Lien Guarantee and Collateral Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 7 B.V., CD&R Millennium US Holdco LLC, CD&R Millennium US AcquiCo LLC and the subsidiary guarantors party thereto, in favor of Credit Suisse AG, as collateral agent and administrative agent

10.9	First Amendment to Second Lien Guarantee and Collateral Agreement, dated as of March 12, 2015, among Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC) and the subsidiary guarantors party thereto in favor of Credit Suisse AG, as collateral agent

10.10	Second Lien Guarantee Agreement, dated as of July 31, 2014, made by CD&R Millennium Holdco 5 S.à r.l. in favor of Credit Suisse AG, as collateral agent and administrative agent

10.11	Intercreditor Agreement, dated as of July 31, 2014, by and among Credit Suisse AG, as original first lien agent, Credit Suisse AG, as original second lien agent, and the other persons from time to time party thereto

10.12*	Subscription Agreement Relating to Preferred Equity Certificates, dated as of July 31, 2014, between CD&R Millennium (Cayman) Partners, L.P. and CD&R Millennium Holdco 1 S.à r.l.

10.13*	Consulting Agreement, dated as of July 28, 2014, among CD&R Millennium US AcquiCo LLC, Kairos Vier Vermögensverwaltungs-GmbH and Clayton, Dubilier & Rice LLC

10.14*	Form of Indemnification Agreement

21.1*	List of Subsidiaries

23.1*	Consent of Stibbe N.V. (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Independent Registered Public Accounting Firm

24.1**	Power of Attorney (contained in signature pages to this registration statement)

*	To be filed by amendment.
**	Previously filed.

(b) Financial statement schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bruehl, Germany on September 15, 2015.

Mauser Group B.V.

By:	/s/ Bjoern Kreiter
Name: Bjoern Kreiter
Title: Chief Financial Officer

Signature	Capacity	Date

* Hans-Peter Schaefer	Chief Executive Officer (Principal Executive Officer)	September 15, 2015

/s/ Bjoern Kreiter Bjoern Kreiter	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 15, 2015

* Christian Storch	Director	September 15, 2015

* Yasemin Demirtas	Director	September 15, 2015

* Sang-Ki Brands	Director	September 15, 2015

* Hans-Peter Schaefer	Authorized Representative in the United States	September 15, 2015

*By:	/s/ Bjoern Kreiter
Bjoern Kreiter as
Attorney-in-Fact

EXHIBIT INDEX

Exhibit List

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1	Sale and Purchase Agreement related to Mauser Holding GmbH, dated as of May 10, 2014, among DICPE (Mauser) L.P., SMA Beteiligungs-GmbH, Bjoern Kreiter, Elliot Pearlman, Francisco de Miguel, Mauser 1 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 2 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 3 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser Industrieverpackungen GmbH, Dubai International Capital LLC, Kairos Vier Vermoegensverwaltungs-GmBH and CD&R Millennium US Acquico LLC

2.2	First Amendment to Sale and Purchase Agreement related to Mauser Holding GmbH, dated as of June 4, 2014, among DICPE (Mauser) L.P., Dubai International Capital LLC, DIC Warehouse (Cayman) Limited, SMA Beteiligungs-GmbH, Bjoern Kreiter, Elliot Pearlman, Francisco de Miguel, Mauser Industrieverpackungen GmbH, Mauser 1 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 2 Beteiligungsgesellschaft Buergerlichen Rechts, Mauser 3 Beteiligungsgesellschaft Buergerlichen Rechts, Kairos Vier Vermoegensverwaltungs-GmBH and CD&R Millennium US Acquico LLC

3.1*	Form of Amended and Restated Articles of Association to be effective upon completion of the offering

4.1*	Form of Ordinary Share Certificate

4.2*	Form of Stockholders’ Agreement between Mauser Group B.V. and CD&R Millennium (Cayman) Partner L.P.

5.1*	Opinion of Stibbe N.V.

10.1	First Lien Credit Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 6 S.à r.l., the subsidiary borrowers party thereto, Credit Suisse AG, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, BNP Paribas Fortis SA/NV, ING Capital LLC, Natixis, New York Branch and Nomura Securities International, Inc., as joint lead arrangers and joint bookrunners and the lenders from time to time party thereto

10.2	First Amendment to First Lien Credit Agreement, dated as of June 24, 2015, among Mauser Holding S.à r.l., (f/k/a CD&R Millennium Holdco 6 S.à r.l.), Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC), Mauser Corporate GmbH, Mauser Holding Netherlands B.V., the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender, and the lenders from time to time party thereto

10.3	First Lien Guarantee and Collateral Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 7 B.V., CD&R Millennium US Holdco LLC, CD&R Millennium US AcquiCo LLC and the subsidiary guarantors party thereto, in favor of Credit Suisse AG, as collateral agent and administrative agent

10.4	First Amendment to First Lien Guarantee and Collateral Agreement, dated as of March 12, 2015, among Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC) and the subsidiary guarantors party thereto in favor of Credit Suisse AG, as collateral agent

10.5	First Lien Guarantee Agreement, dated as of July 31, 2014, made by CD&R Millennium Holdco 5 S.à r.l. in favor of Credit Suisse AG, as collateral agent and administrative agent

Exhibit Number	Exhibit Description

10.6	Second Lien Credit Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 6 S.à r.l., the subsidiary borrowers party thereto, Credit Suisse AG, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, BNP Paribas Fortis SA/NV, ING Capital LLC, Natixis, New York Branch and Nomura Securities International, Inc., as joint lead arrangers and joint bookrunners and the lenders from time to time party thereto

10.7	First Amendment to Second Lien Credit Agreement, dated as of June 24, 2015, among Mauser Holding S.à r.l., (f/k/a CD&R Millennium Holdco 6 S.à r.l.), Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC), the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender, and the lenders from time to time party thereto

10.8	Second Lien Guarantee and Collateral Agreement, dated as of July 31, 2014, among CD&R Millennium Holdco 7 B.V., CD&R Millennium US Holdco LLC, CD&R Millennium US AcquiCo LLC and the subsidiary guarantors party thereto, in favor of Credit Suisse AG, as collateral agent and administrative agent

10.9	First Amendment to Second Lien Guarantee and Collateral Agreement, dated as of March 12, 2015, among Mauser US Corporate LLC (f/k/a CD&R Millennium US AcquiCo LLC) and the subsidiary guarantors party thereto in favor of Credit Suisse AG, as collateral agent

10.10	Second Lien Guarantee Agreement, dated as of July 31, 2014, made by CD&R Millennium Holdco 5 S.à r.l. in favor of Credit Suisse AG, as collateral agent and administrative agent

10.11	Intercreditor Agreement, dated as of July 31, 2014, by and among Credit Suisse AG, as original first lien agent, Credit Suisse AG, as original second lien agent, and the other persons from time to time party thereto

10.12*	Subscription Agreement Relating to Preferred Equity Certificates, dated as of July 31, 2014, between CD&R Millennium (Cayman) Partners, L.P. and CD&R Millennium Holdco 1 S.à r.l.

10.13*	Consulting Agreement, dated as of July 28, 2014, among CD&R Millennium US AcquiCo LLC, Kairos Vier Vermögensverwaltungs-GmbH and Clayton, Dubilier & Rice LLC

10.14*	Form of Indemnification Agreement

21.1*	List of Subsidiaries

23.1*	Consent of Stibbe N.V. (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Independent Registered Public Accounting Firm

24.1**	Power of Attorney (contained in signature pages to this registration statement)

*	To be filed by amendment.
**	Previously filed.